Exhibit 99.1

September 10, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Restated 2013 Annual Report

Below please find the Company’s Restated 2013 Annual Report as filed in Israel on September 10, 2014, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

PERIODIC REPORT FOR 2013

Chapter A –	Description of the Company’s Business

Chapter B –	Directors’ Report on the State of the Company’s Affairs - Restated

Chapter C –	Consolidated Financial Statements as of December 31, 2013 - Restated

Chapter D –	Additional Details Regarding the Company (Including a Corporate Governance Questionnaire)

Chapter E –	Presentation of Financial Information from Consolidated Financial Statements Attributed to the Company as of December 31, 2013 - Restated

Chapter F –	Annual Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

Chapter G –	Financial Statements of Equity-accounted investee as of December 31, 2013

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS – TABLE OF CONTENTS

Section		Page
1	The Company’s activities and its business development	3-5

2	Investments in the Company’s capital and transactions in its shares in the last two years	6

3	Dividend distributions in the last two years	6

4	Financial information concerning the Company’s fields of operation	7-9

5	General environment and the effect of external factors on the Company’s operations	10-11

6	Acquisition, development and operation of shopping centers in the United States	11-26

7	Acquisition, development and operation of shopping centers in Canada	26-39

8	Acquisition, development and operation of shopping centers in Northern Europe	39-50

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	50-63

10	Development and construction of residential projects	63-68

11	Supplementary activities of the Company that do not comprise a separate segment	69-79

12	Required adjustments at the Group level	80

13-28	Issues relevant to all fields of operation of the Group	81-108

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GAZIT-GLOBE LTD

CHAPTER A - PERIODIC REPORT DESCRIBING THE COMPANY’S BUSINESS

Chapter A of this Periodic Report for 2013 (Description of the Company’s Business) was originally published on March 26, 2014 (the “Original Report”). Chapter A of the Periodic Report for 2013 is being re-submitted due to the restatement of the Company’s financial statement for prior periods (the “Revised Report”). For details regarding the additional restatement and the effect of the additional restatement on the Company’s financial statements as of December 31, 2013, refer to the immediate report the Company published on September 1, 2014, (reference no. 2014-01-149037)1 and Notes 2ee and 41 to the Company’s financial statements.

It is clarified that, in Chapter A of the Revised Report, adjustments have been made to the details and to the material financial and quantitative data, which result solely from the aforementioned restatement of the financial statements. With regard to all the other details and information included in this Chapter A of the Revised Report, the Company has not made any change and/or update to the information within the framework of this Revised Report, unless expressly stated otherwise and with the exception of technical adjustments and changes required for the purposes of clarifying the report for the benefit of the reader, and the information presented below in this chapter is correct as of the date of the Original Report. Accordingly, everywhere in this Revised Report where there is a reference to “the report date”, “the report publication date” or any version of the said expressions, the intended meaning is the publication date of the Original Report or a date adjacent thereto (as the case may be), unless stated otherwise.

For details regarding the main events that have occurred since the publication date of the Original Report through to the publication date of the Revised Report, refer to Note 41 to the financial statements and also to section 7.1 of the directors’ report.

The Company’s operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company’s business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1	Gazit-Globe Group - General

Gazit-Globe Ltd. (the “Company”), through its affiliates2 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil, and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group is engaged in the development and construction primarily of residential projects in Israel and in Central and Eastern Europe, as well as in activities complementary to its core fields of operation.

The Group’s activity includes several fields of operation as follows:

A.	Acquisition, development and management of shopping centers in the United States – activity carried out through the subsidiary Equity One Inc. (“EQY”).

B.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. (“FCR”).

C.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj (“CTY”).

D.	Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented according to the equity method.

E.	Development and construction of residential projects – activity carried out through the subsidiary U. Dori Group Ltd. (“Dori Company”).

The Company has additional activities that do not separately meet the quantitative threshold of a field of operation – these activities include the acquisition, development, and management of income-producing

[1]	Originally furnished to the U.S. Securities and Exchange Commission as Exhibit 99.4 to the Current Report on Form 6-K dated September 2, 2014.
[2]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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properties, mainly supermarket-anchored shopping centers in Israel, Germany and Brazil, and the acquisition and management of medical office buildings in the United States For details, refer to section 11 below.

Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and in additional regions.

The Group will be described below according to the fields of operation specified in sections A to E above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to D above) will be presented according to the principal geographic regions in which the activity in each field is focused, and unless explicitly stated otherwise, the main use of the properties is exclusively commercial.

1.2	The Company was incorporated in May 1982 and issued its first prospectus in the Tel Aviv Stock Exchange Ltd. (the “Tel Aviv Stock Exchange”) in January 1983.

In December 2011, the Company initially issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (NYSE), and in October 2013, the Company completed the listing of its shares on the Toronto Stock Exchange (TSX) (the “New York Stock Exchange” and the “Toronto Stock Exchange”, respectively), and its shares are since listed on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, under the ticker symbol “GZT”.

1.3	As of December 31, 2013, the Group owns and operates 577 properties with a Gross Leasable Area (“GLA”) of 6.6 million square meters. These properties comprise 556 shopping centers and medical office buildings of different sizes, 10 shopping centers under development and 11 other properties. These properties are recorded in the Company’s books at their fair value of NIS 56.6 billion (NIS 76.7 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group). These properties generate gross annual rental income (calculated according to the properties owned and to the currency exchange rates as of December 31, 2013) of NIS 5.0 billion (NIS 6.9 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and inclusion of all rental income from properties managed by the Group) from 14 thousand lease agreements. The Company estimates that it is one of the world’s largest managers and developers of supermarket-anchored shopping centers.

1.4	The majority of the Company’s properties are neighborhood and regional shopping centers leased for commercial use, mainly to supermarket and other retail chains (in addition, the Company owns real estate for future development)[2]. As of December 31, 2013, the Company does not have a principal tenant3), and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Kesko Corp., a leading supermarket chain in Finland, the revenues from which represented 3.7% and 3.8% of the Group’s rental income in each of the years 2013 and 2012, respectively.

1.5	Following is description of the Company’s business in the different territories in which it operates:

United States - In the United States, the Group operates since 1992, mainly through EQY, a public company listed on the New York Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2013, the Company owns 45.2% of EQY’s share capital. For details regarding the shareholders’ agreement between the Company and companies controlled by it, and Intu Properties Plc (formerly: Capital Shopping Centers Group Plc) and Liberty International Holdings Ltd. (“LIH”) regarding their interests in EQY, refer to section 23.2 below.

In addition, since 2006, the Group operates in the United States through ProMed Properties Inc. (100%) (“ProMed”) in the medical office buildings sector (refer to section 11.3 below). Also, until April 2013, the Group operated in the United States through Royal Senior Care (“RSC”) in the senior housing facilities sector. For details regarding the sale of RSC’s activity in the reporting period, refer to section 11.5 below.

[2]	The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a negligible volume to the Company.
[3]	As this term is defined in the draft Securities Regulations (Details, Structure and Form of a Prospectus), 1969, published in December 2013, which anchor the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011) .

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Canada - the Group operates in Canada since 1997, and since 2000 it operates there through FCR, a public company listed on the Toronto Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the leading companies in Canada in this sector. As of December 31, 2013, the Company owns 45.2% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz Properties and Investments Ltd. (“Alony-Hetz”) regarding their interests in FCR, refer to section 23.3 below.

Northern Europe - In Northern Europe, the Group operates, since 2004, through CTY, a public company whose shares are listed on the Helsinki Stock Exchange (OMX) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers and other retail properties of different sizes, primarily in Finland and Sweden, and is a market leader in the shopping centers sector in Finland. As of December 31, 2013, the Company owns 49.3% of CTY’s share capital.

Central and Eastern Europe - Since 2008, the Group operates in Central and Eastern Europe through ATR4, which is listed on the Vienna Stock Exchange (VSE) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly neighborhood and regional supermarket-anchored shopping centers of different sizes and other retail stores, primarily in Poland, the Czech Republic and Russia. As of December 31, 2013, the Company owns 39.8% of ATR’s share capital, and to the best of its knowledge, CPI owns an additional 13.9% of ATR’s capital. For details regarding the shareholders’ agreement between the Company and CPI regarding their interests in ATR, refer to section 23.4 below.

Germany - Since 2006, the Group operates in the shopping centers sector in Germany through wholly-owned subsidiaries (“Gazit Germany”).

Brazil - Since 2007, the Group operates in the shopping centers sector in Brazil through wholly-owned subsidiaries (“Gazit Brazil”).

Israel - Since 2005, the Group has been operating in Israel through Gazit-Globe (Israel) Development Ltd. (“Gazit Development”), that engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. The Company owns 82.5% (75% on a fully diluted basis) of Gazit Development’s share capital. (For details regarding the Company’s interests in Gazit Development’s share capital as of the date of republication the restated report, refer to Note 40l to the financial statements). For details regarding an agreement between the Company and Gazit Development’s CEO, Ronen Ashkenazi, who owns the remainder of Gazit Development’s shares, regarding their interests in Gazit Development, refer to section 23.5 below.

Furthermore, since June 2011, Gazit Development owns (indirectly) 73.9% of the share capital of Dori Company, a public company listed on the Tel Aviv Stock Exchange that engages (including through U. Dori Construction Ltd. (“Dori Consturction”), which is also a public company listed on the TA Stock Exchange) in the development and construction of residential projects, mainly in Israel and in Central and Eastern Europe, and that is party to a project for the construction of a private power station. For details regarding Dori’s operations, refer to section 10 below.

1.6	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2013, refer to section 1.7 of the Directors Report.

[4]	The Company’s interests in ATR are, inter alia, following closing of the investment made by the Company together with the fund Citi Property Investors (“CPI”) that, to the best of the Company’s knowledge, is managed by a related corporation of Apollo Global Real Estate Management LP.

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2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1	On June 13, 2013, the Company issued 10.4 million ordinary shares at a price per share of NIS 47.9 at a total gross consideration of NIS 500 million, according to a shelf prospectus from July 2012.

2.2	In April 2013, a subsidiary of Norstar Holdings Inc., the Company’s controlling shareholder, sold 4 million Company shares in an off-market transaction, for a total consideration of NIS 187 million (NIS 47 per share).

3.	Dividend distributions in the last two years

The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2012 until immediately prior to the publication date of the original report:

Date of distribution	Amount (NIS in thousands)
April 23, 2012	65,930 (NIS 0.40 per share)
July 3, 2012	65,932 (NIS 0.40 per share)
October 11, 2012	65,968 (NIS 0.40 per share)
December 31, 2012	66,060 (NIS 0.40 per share)
April 22, 2013	71,099 (NIS 0.43 per share)
July 2, 2013	75,588 (NIS 0.43 per share)
October 9, 2013	75,588 (NIS 0.43 per share)
December 30, 2013	75,589 (NIS 0.43 per share)

The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2013, amounted to NIS 5,160 million.

No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, refer to section 3.3 of the Directors’ Report.

On March 25, 2014, the Company’s Board of Directors approved the distribution of dividend in the amount of 0.45 NIS per share and in a total amount of NIS 79.1 million. For details regarding additional distribution of dividends to the day of the restated report, refer to Note 40n to the financial statements.

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B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company’s fields of operation (in NIS millions), based on Note 39 to the financial statements – Operating Segments Reporting.

For the year ended December 31, 2013

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works (***)	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818
Field of operation rental income rate	17%	32%	21%	20%	23%	8%	(21%)	100%
Field of operation costs	**) 781	**) 941	522	602	1,648	200	(1,964)	2,732
Operating profit (loss) attributable to the Company’s equity holders	190	578	436	269	(45)	295	400	2,123
Operating profit (loss) attributable to non-controlling interests	230	697	448	474	(34)	31	117	1,963
Total assets attributable to the field of operation	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927
Total liabilities attributable to the field of operation	235	383	391	656	709	106	43,094	45,574

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.
(**)	Reclassified, refer to Note 2a to the financial statements.
(***)	Restated, refer to Note 2ee to the financial statements.

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For the year ended December 31, 2012

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works (***)	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,256	2,237	1,185	1,324	1,760	565	(1,318)	7,009
Field of operation rental income rate	18%	32%	17%	19%	25%	8%	(19%)	100%
Field of operation costs	**) 924	**) 936	491	606	1,777	214	(3,204)	1,744
Operating profit (loss) attributable to the Company’s equity holders	146	626	334	242	(13)	327	945	2,607
Operating profit (loss) attributable to non-controlling interests	186	675	360	476	(4)	24	941	2,658
Total assets attributable to the field of operation	11,824	26,849	13,522	13,838	1,679	6,503	(3,181)	71,034
Total liabilities attributable to the field of operation	237	420	356	628	894	110	46,092	48,737

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.
(**)	Reclassified, refer to Note 2a to the financial statements.
(***)	Restated, refer to Note 2ee to the financial statements.

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For the year ended December 31, 2011

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719
Field of operation rental income rate	18%	33%	19%	21%	24%	9%	(24%)	100%
Field of operation costs	**)717	**)757	497	487	1,219	367	(2,831)	1,213
Operating profit attributable to the Company’s equity holders	136	563	275	216	136	45	1,097	2,468
Operating profit attributable to non-controlling interests	192	573	309	495	1	97	371	2,038
Total assets attributable to the field of operation	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599
Total liabilities attributable to the field of operation	203	342	229	463	585	114	43,267	45,203

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.
(**)	Reclassified, refer to Note 2a to the financial statements.

The Company reports several operating segments, as specified in section 1.1 and in this section 4 above.

For details regarding the changes in each of the aforesaid parameters in the years 2013 and 2012, refer to the Directors’ Report.

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5.	General environment and the effect of external factors on the Company’s operations

5.1	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences, changes in consumer spending power and habits, changes in interest rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 28 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group’s operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.3, 7.3, 8.3, 9.3, 11.1.2, 11.2.2 and 11.4.2 in this report below). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term. For additional details regarding the global financial crisis, refer to section 1.3 of the Directors’ Report.

5.2	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

•	Commencing operations in urban areas, either by constructing shopping centers or by acquiring existing centers, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

•	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a significant relative drawback when compared with asset management in the volume of the Group’s operations.

•	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.3	Exit barriers

Considering the character of the Group’s properties and operations, exiting its fields of operation would not be flexible and would depend on the sale of properties, which could take a substantial amount of time, and usually depends on the market.

5.4	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

•	The location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

•	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

•	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

•	Forecasts of the cash flows from the property and the potential for increasing these over time, including the terms of the lease contracts and the present rental income compared with market conditions and the potential to increase rental income through re-leasing;

•	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

•	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

•	The level of demand and the supply of properties of a similar class in the area;

•	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power (“retail density”);

•	The value of the land, the environmental conditions, and the potential for increasing their value;

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•	The size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

•	The operating profit of the property and its increase potential;

•	The success of similar investments in the area;

•	Proximity of the property to other properties of the Group, in a sense that is expected to improve the quality of the properties for the tenants and the consumers.

5.5.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

•	Failure to meet the Group’s criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company’s core activity, in terms of their character and location (“non-core assets”);

•	Exhaustion of the improvement potential of the property or of the activity;

•	Realization of real estate opportunities in a specific region;

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Group, refer to section 22 below; for details regarding the structure of the competition in the fields of operation, refer to section 14 below.

C.	Description of the Company’s fields of operation

6.	Acquisition, development and management of shopping centers in the United States

6.1	General

In the U.S., the Group operates mainly through its subsidiary EQY, a public company listed on the NYSE that is the owner, operator, acquirer and developer of shopping centers and retail properties that are located mainly in urban and suburban growth markets.

EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States (mainly in Florida), in the northeastern United States (mainly in New York State, Massachusetts, Maryland and Connecticut) and on the West Coast (California). As of December 31, 2013 EQY owns (including jointly controlled properties) 142 income-producing properties (135 shopping centers of different sizes and 7 other properties)5 with a GLA of 1.7 million square meters, as well as one shopping center under development and plots of land for investment.

In addition, EQY partly owns, through joint ventures (that are not jointly controlled)6, and manages 12 shopping centers in the United States and an office building with a GLA of 177 thousand square meters.

During 2012, the Company increased its direct interests in EQY by purchasing the remaining shares of Gazit America Inc. (“GAA”) (which owned shares of EQY) from the public, making it a private company (as specified in section 7.1 below). As of December 31, 2013, the Company owns 45.2% of EQY’s share capital and 44.8% of the voting rights in it. For the shareholders’ agreement between the Company and LIH (that, to the Company’s best knowledge, owns rights that are convertible into shares of EQY), regarding their interests in EQY, refer to section 23.2 below.

EQY is a REIT (Real Estate Investment Trust) for US tax purposes (for details, refer to Note 25b to the financial statements).

At most of the shopping centers it owns, EQY rents space to tenants that are defined as anchor tenants, and that are usually supermarket chains or other retail chains. Renting out premises to such anchor tenants is advantageous for the following reasons: they attract customers to the shopping center, their leases are for long periods, they are usually financially sound, and they are market leaders. The rent per square meter paid by anchor tenants is considerably lower than the rent per square meter paid by other tenants.

[5]	These other properties include mainly office, residential and medical office buildings.
[6]	EQY is a partner in several joint ventures for investment in shopping centers in the United States, among them a venture with Global Retail Investors, LLC (that to the best of the Company’s knowledge was established by a related company of First Washington Realty Inc. and the pension and health fund of the employees of the State of California) and a joint venture with DRA Advisors, such that EQY has a 10% to 20% stake in each of the joint ventures, and the remainder is owned by its aforesaid partners. EQY manages the properties owned by each of the joint ventures in return for management fees.

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According to most of the agreements signed between EQY and its tenants, tenants are required to pay, in addition to the fixed rent for the premises they rent, a pro rata payment to cover tax expenses, various insurance costs and maintenance costs for common areas in the property. In some of the lease agreements, the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant; however, this component does not represent a material share of EQY’s total rental income. In addition, most tenants are required to pay directly for various services, where in some cases EQY pays for these services and the tenants transfer the required payment to EQY.

As a material part of EQY’s growth and its investment strategy, it has significant activity involving the development of its properties, and works to identify significant development opportunities and quality investments in urban markets with strong demographic characteristics and high entry barriers, which include California, northeastern United States, Washington district, south Florida and Atlanta, Georgia. At the same time, EQY works to sell properties that no longer fit its investment policy, whose growth potential is limited or that do not have a strategic fit to EQY’s property portfolio, and uses the consideration from their sale for other investments or to reduce its debt.

According to the aforesaid policy, In January 2011, EQY closed an agreement for the acquisition of C&C (US) No. 1, Inc. (“CapCo”), which owns income-producing properties in California comprising shopping centers, offices, residential apartments and medical offices, through a joint venture with LIH. For details regarding the transaction and its terms, refer to Note 9d6 to the financial statements. Concurrent with the parties entering into the investment agreement, the Company and its subsidiaries entered into a shareholders’ agreement with LIH and CSC, as specified below in section 23.2.

In addition, as part of this policy, in recent years EQY completed the sale of properties that are not in its business core. In 2013 it sold properties totaling U.S.$ 295 million, mainly in southeast United States; in 2012 it sold properties totaling U.S.$ 71 million, mainly in the West Coast, and in 2011 it sold properties totaling U.S.$ 600 million, mainly in southeast United States.

6.2	Summary results of operation[7,8]

Following are the summary results of operations in the field of operation for the years ended December 31, 2013, 2012 and 2011:

	In NIS thousands			In U.S.$ thousands
	For the year ended December 31
	2013	2012	2011	2013	2012	2011
Total rental income (consolidated)	1,210,261	1,260,650	1,235,577	335,119	326,916	345,457
Gains (losses) from revaluations (consolidated)	673,813	530,594	(28,776)	188,765	137,525	(8,812)
Operating profit (consolidated)(*)	729,886	813,252	823,053	202,081	210,989	229,734
Same property NOI (consolidated)	608,734	630,456	—	168,587	163,504	—
Same property NOI (Company’s share)	275,645	290,608	—	76,339	75,367	—
Total NOI (consolidated)	874,197	918,209	883,374	242,037	238,125	246,963
Total NOI (Company’s share)	395,945	405,728	370,182	109,624	105,222	103,490

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

[7]	The data provided in this section are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP).
[8]	In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2013, provided no material physical changes were made to these properties during the period.

13

6.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of EQY’s main operating regions:

Macro-economic parameters	USA						Florida						New York						California
	As of December 31
	2013		2012		2011		2013		2012		2011		2013		2012		2011		2013		2012		2011
Gross domestic product (PPP)	U.S.$	16,724 billion	U.S.$	16,245 billion	U.S.$	15,534 billion	U.S.$	803.2 billion	U.S.$	783.3 billion	U.S.$	754.3 billion	U.S.$	1,239 billion	U.S.$	1,206 billion	U.S.$	1,169 billion	U.S.$	2,080.6 billion	U.S.$	2,057.9 billion	U.S.$	1,958.9 billion
GDP per capita (PPP)	U.S.$	52,839	U.S.$	51,704	U.S.$	49,797	U.S.$	40,980	U.S.$	39,761	U.S.$	39,587	U.S.$	62,904	U.S.$	61,526	U.S.$	56,969	U.S.$	54,324	U.S.$	52,902	U.S.$	51,971
GDP growth rate (PPP)		2.95%		4.58%		3.85%		3.35%		3.85%		2.47%		2.8%		3.1%		2.9%		3.8%		5.1%		4.3%
GDP growth rate per capita (PPP)		2.20%		3.83%		3.11%		1.76%		0.46%		1.29%		2.2%		2.6%		2.4%		3.0%		1.8%		3.4%
Inflation rate		1.18%		1.79%		3.07%		1.9%		2.1%		3.2%		1.5%		2.1%		2.7%		1.5%		2.1%		3.2%
Nominal yield on long-term government debt(**)		1.64%		0.41%		0.78%		4.15%		5%		5%		4.97%		4.12%		4.55%		3.6%		4.3%		3.5%
Rating of long-term government debt(***)		AA+/Aaa		AA+/Aaa		AA+/Aaa		Aa1		Aa1		Aa1		Aa2		Aa2		Aa2		A1		A1		A1
Exchange rate of NIS to U.S.$ as of December 31(****)		3.480		3.725		3.808		—		—		—		—		—		—		—		—		—
Unemployment rate(*****)		7.4%		8.1%		9.1%		6.2%		8.0%		9.9%		7.0%		8.2%		8.4%		8.3%		10.4%		11.8%

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for the United States - the International Monetary Fund (“IMF”) World Economic Outlook Database, October, 2013; for Florida - Enterprise Florida, Inc. (www.eFlorida.com) and the U.S. Bureau of Labor Statistics; for California – State of California Department of Industrial Relations; for New York –the U.S. Bureau of Labor Statistics; 2013 data for Florida, California and New York – forecast data according to the U.S. Government Revenue.
(**)	For the United States - according to the U.S. Department of the Treasury, with respect to debentures for a 30-year period (www.treasury.gov) as of December 31 of each of the years 2011-2013; for Florida - according to FMS Bonds, Inc. with regard to Florida’s government debentures for a 30-year period as of February 21, 2014; for California – according to the publications of the California government with respect to debentures for a 20-year period as of February 27, 2014; for New York – according to the yield of the New York State municipal bonds for a 25-year period as of December 26, 2013, December 18, 2012, and January 4, 2012.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).
(*****)	According to U.S. Department of Labor data (BLS.gov).

Additional macro-economic data

While throughout 2013 EQY witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. In addition, volatility in consumer confidence, increasing competition from large retailers, increasing online sales and limited accessibility to capital, continued to challenge small tenants, especially in certain markets in the southeastern United States and in north and central Florida. EQY assesses that the continued growth and the diversity of its properties portfolio in quality urban markets, together with the lack of availability of properties in the relevant operating regions, which limits competition, will continue to assist it in countering the effects of such challenges on its business.

6.4	Aggregate data about the field of operation

The tables below provide data about EQY’s income-producing properties9.

The data in section 6.4 below do not include details regarding income-producing properties that are jointly owned by EQY and third parties which are presented according to the equity method, as referred to in section 6.1 above.

6.4.1	GLA of income-producing properties

The following table provides details regarding the GLA of EQY’s income-producing properties as of December 31, 2013 and 2012 (in square meter thousands):

		As of December 31
		2013		2012
Region	Total GLA of income- producing properties		As a percentage of total property GLA		As a percentage of total property GLA
South Florida	Consolidated	476	30.6%	521	29.5%
	Company’s share	215		237
North Florida	Consolidated	288	18.5%	306	17.3%
	Company’s share	130		139
Southeastern USA(*)	Consolidated	299	19.2%	484	27.4%
	Company’s share	135		220
Northeastern USA(**)	Consolidated	264	17.0%	225	12.7%
	Company’s share	119		98
West Coast(***)	Consolidated	227	14.7%	232	13.1%
	Company’s share	100		102
Total	Consolidated	1,554	100%	1,768	100%
	Company’s share	699		796

(*)	The reference to “Southeastern United States” in this section includes EQY’s income-producing properties in South Carolina, Alabama, Georgia, North Carolina, Louisiana and Virginia.
(**)	The reference to “Northeastern United States” in this section includes EQY’s income-producing properties in New York State, Massachusetts, Connecticut and Maryland.
(***)	The reference to the “West Coast” in this section includes EQY’s income-producing properties in California and Arizona.

[9]	Unless explicitly stated otherwise, the data provided in this section with regard to EQY are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP); however, they are denominated in U.S.$, which is the relevant commercial currency for EQY.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.2	Segmentation of the fair value of income-producing properties

The table below provides data about the value of EQY’s income-producing properties as of December 31, 2013 and 2012 (in U.S.$ thousands):

		As of December 31
Region	Fair value of income- producing properties	2013		2012
			As a percentage of total property value		As a percentage of total property value
South Florida	Consolidated	1,039,052	27.4%	1,061,864	28.9%
	Company’s share	469,213		482,501
North Florida	Consolidated	391,379	10.3%	354,900	9.6%
	Company’s share	176,711		161,218
Southeastern USA	Consolidated	347,561	9.2%	500,203	13.6%
	Company’s share	157,076		227,443
Northeastern USA	Consolidated	1,117,232	29.5%	904,275	24.6%
	Company’s share	505,095		402,706
West Coast	Consolidated	895,092	23.6%	858,924	23.3%
	Company’s share	404,667		389,485
Total (in NIS thousands)	Consolidated	13,156,186	100%	13,738,060	100%
	Company’s share	5,944,997		6,209,297

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.3	NOI

The table below provides data about EQY’s NOI for 2013, 2012 and 2011 (in U.S.$ thousands):

Region	NOI	2013		2012		2011
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
South Florida	Consolidated	68,664	28.3%	72,960	30.6%	70,433	28.5%
	Company’s share	31,081		32,226		29,547
North Florida	Consolidated	29,467	12.2%	30,773	12.9%	41,372	16.8%
	Company’s share	13,336		13,589		17,349
Southeastern USA	Consolidated	33,799	13.9%	42,408	17.8%	63,070	25.5%
	Company’s share	15,309		18,739		26,330
Northeastern USA	Consolidated	56,406	23.3%	39,226	16.4%	27,774	11.2%
	Company’s share	25,562		17,343		11,651
West Coast	Consolidated	54,154	22.3%	53,190	22.3%	44,271	18.0%
	Company’s share	24,541		23,517		18,596
Total (in NIS thousands)	Consolidated	875,836	100%	919,874	100%	883,219	100%
	Company’s share	396,684		406,476		370,118

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.4	Revaluation gains (losses)

The table below provides data about EQY’s revaluation gains (losses) for the years 2013-2011 (in U.S.$ thousands):

Region	Revaluation gains (losses)	2013		2012		2011
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
South Florida	Consolidated	56,037	29.7%	39,855	28.6%	10,178	(44.1%)
	Company’s share	25,326		18,348		4,583
North Florida	Consolidated	21,335	11.3%	2,835	2.0%	(31,776)	137.5%
	Company’s share	9,641		1,284		(14,195)
Southeastern USA	Consolidated	(1,872)	(1.0%)	5,362	3.8%	(26,707)	115.6%
	Company’s share	(837)		2,495		(11,810)
Northeastern USA	Consolidated	88,129	46.7%	45,839	32.9%	(4,301)	18.6%
	Company’s share	39,938		21,147		(1,887)
West Coast	Consolidated	24,913	13.3%	45,624	32.7%	29,503	(127.6%)
	Company’s share	11,141		21,245		13,090
Total (in NIS thousands)	Consolidated	673,020	100%	538,275	100%	(75,444)	100%
	Company’s share	304,161		248,923		(33,370)

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DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.5	Average rent per square meter

The table below provides data about EQY’s average monthly rent10 per square meter for 2013 and 2012 (in U.S.$).

The gap between the minimum rent and the maximum rent in each region is due to the variance between tenants and properties, including with respect to the rented area and the lease period, and in particular the variance in the lease terms of anchor tenants compared with other tenants.

Region	For the year ended December 31
	2013			2012
	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	17.91	8.48	30.19	16.83	7.87	31.83
North Florida	13.43	3.75	24.87	12.95	6.47	25.29
Southeastern USA	11.90	5.06	30.45	10.89	4.58	24.43
Northeastern USA	28.90	9.43	125.89	25.91	9.03	124.76
West Coast	29.72	16.88	47.90	30.02	6.29	47.97

6.4.6	Average occupancy rates

The table below provides data about EQY’s occupancy rates as of December 31, 2013, and the average occupancy rates in each of the years 2013 and 2012:

Region	As of December 31, 2013	For the year ended December 31, 2013(*)	For the year ended December 31, 2012(*)
South Florida	92.2%	92.3%	92.4%
North Florida	82.8%	86.7%	86.3%
Southeastern USA	92.6%	89.9%	89.3%
Northeastern USA	98.7%	98.5%	98.5%
West Coast	97.5%	93.6%	93.7%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

6.4.7	Number of income-producing properties

The table below provides data about the number of EQY’s income-producing properties as of December 31, 2013 and 2012:

Region	As of December 31
	2013	2012
South Florida	42	48
North Florida	27	30
Southeastern USA	28	49
Northeastern USA	25	21
West Coast	12	13

Total	134	161

[10]	In this report, “average rent” means the total income from a property during the period (including rent, parking fees, management fees, etc., and excluding income arising from the revaluation of properties or their sale), divided by the average GLA in square meters rented out in the property in that period, excluding parking spaces.

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.8	Average yields

The table below provides data about the EQY’s actual average yields as of December 31, 2013 and 2012 (based on property value at the end of the year):

Region	As of December 31
	2013	2012
South Florida	6.25%	6.64%
North Florida	7.11%	8.67%
Southeastern USA	8.22%	8.35%
Northeastern USA	5.31%	5.93%
West Coast	5.97%	6.22%

6.5	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	Quarter 1	208,899	—	139	73
	Quarter 2	206,919	—	104	37
	Quarter 3	206,348	—	100	59
	Quarter 4	204,401	—	118	53
	2015	768,731	—	379	180
	2016	644,341	—	375	220
	2017	546,423	—	298	153
	2018 and thereafter	2,788,721	—	607	591

	Total	5,574,783	—	2,120	1,366

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.
(**)	The Company does not have information about its expected income from variable components in the lease agreements. As aforesaid in section 6.1.6 above, based on the majority of the agreements between EQY and its tenants, the tenants undertake to pay also a pro rata share of the property expenses, which in 2013, 2012 and 2011 represented 31.2%, 29.3% and 27.3%, respectively of EQY’s total revenues. In addition, in the majority of the agreements, the rent is determined based also on a certain percentage of the revenue turnover of the property’s tenant, which in 2013, 2012 and 2011 represented 1.7%, 1.8% and 1.2%, respectively, of EQY’s total revenues.

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.6	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about EQY’s properties that were classified as investment properties under construction in the Company’s financial statements for 2013-2011(*):

Region	Parameters	For the year ended December 31
		2013	2012	2011
Northeastern USA	Number of properties under construction at the end of the period	1	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	14	12	31
	Total costs invested in the current period (consolidated) (in U.S.$ thousand)	15,981	2,196	39,349
	The amount at which the assets are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	34,883	9,668	102,500
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	26,016	20,281	64,758
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in U.S.$ thousands)	38,541	45,281	71,844
	Percentage of the GLA under construction with respect to which lease agreements have been signed	48.6%	0.0%	56.4%
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands) (**)	—	—	16,704

(*)	The reference to “investment properties under construction” does not include properties under redevelopment, which are referred to within the framework of income-producing properties.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.7	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about EQY’s plots of land (that are classified in the Company’s financial statements as investment property):

Region	Parameters	For the year ended December 31
		2013	2012
South Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	5,600	6,200
	The total area of plots of land at the end of the period (in square meter thousands)	67	67
	Total construction rights on land, according to approved plans (in square meter thousands)	11	11
North Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	12,000	11,975
	The total area of plots of land at the end of the period (in square meter thousands)	273	273
	Total construction rights on land, according to approved plans (in square meter thousands)	20	20
Southeastern USA	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,900	8,175
	The total area of plots of land at the end of the period (in square meter thousands)	336	344
	Total construction rights on land, according to approved plans (in square meter thousands)	51	60
Northeastern USA	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	—	2,232
	The total area of plots of land at the end of the period (in square meter thousands)	—	7
	Total construction rights on land, according to approved plans (in square meter thousands)	—	7
West Coast	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	4,000	6,910
	The total area of plots of land at the end of the period (in square meter thousands)	117	117
	Total construction rights on land, according to approved plans (in square meter thousands)	117	117

22

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.8	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by EQY in each of the years 2013, 2012 and 2011:

Region			For the year ended December 31
			2013	2012	2011
South Florida	Properties sold	Number of properties sold during the period	3	—	6 income- producing properties
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	40,275	—	90,723
		Area of properties sold during the period (consolidated) (in square meter thousands)	17	—	49
		NOI of properties sold (consolidated) (in U.S.$ thousands)	1,190	—	4,571
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(4,916)	—	(2,272)
	Properties acquired	Number of properties acquired during the period	—	—	1 income- producing property
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	—	55,767
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	631
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	11
North Florida	Properties sold	Number of properties sold during the period	6	—	14
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	50,800	—	140,844
		Area of properties sold during the period (consolidated) (in square meter thousands)	48	—	135
		NOI of properties sold (consolidated) (in U.S.$ thousands)	1,654	—	9,622
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(4,721)	—	(7,965)
		Number of properties acquired during the period	1	—	—
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	3,049	—	—
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	3	—	—

23

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Region			For the year ended December 31
			2013	2012	2011
Southeastern USA	Properties sold	Number of properties sold during the period	21 income- producing properties	5 income- producing properties	23 income- producing properties
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	158,810	17,360	273,903
		Area of properties sold during the period (consolidated) (in square meter thousands)	183	46	228
		NOI of properties sold (consolidated) (in U.S.$ thousands)	4,853	1,389	22,106
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(19,571)	(2,537)	(14,577)
Northeastern USA	Properties sold	Number of properties sold during the period	—	—	1
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	—	—	14,322
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	—	9
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	—	1,620
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	(748)
	Properties acquired	Number of properties acquired during the period	5	7	4 income- producing properties
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	92,129	176,148	184,432
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	1,130	4,427	2,345
		Area of properties acquired during the period (consolidated) (in square meter thousands)	18	37	34

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DESCRIPTION OF THE COMPANY’S BUSINESS

Region			For the year ended December 31
			2013	2012	2011
West Coast	Properties sold	Number of properties sold during the period	2 income producing properties	1 income producing property	3 income- producing properties
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	45,325	53,829	78,839
		Area of properties sold during the period (consolidated) (in square meter thousands)	30	12	35
		NOI of properties sold (consolidated) (in U.S.$ thousands)	2,327	943	3,158
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(7,032)	(5,564)	(3,235)
	Properties acquired	Number of properties acquired during the period	1	2	15
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	32,104	117,158	745,672
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	367	5,287	43,313
		Area of properties acquired during the period (consolidated) (in square meter thousands)	15	24	353

6.9	Human capital

As of December 31, 2013, EQY (and its wholly-owned subsidiaries) has 168 full-time employees (177 employees in 2012), as follows: management – 10 employees; finance and treasury – 6 employees; accounting – 17 employees; Northeastern United States – 5 employees; Southeastern United States - 5 employees; Florida area - 15 employees; Western United States - 6 employees; human resources – 3 employees; information technologies – 7 employees; legal department – 8 employees; administration – 5 employees; marketing – one employee; development and construction department – 6 employees; property portfolio management – 2 employees; property accounting – 36 employees; properties management department – 36 employees.

The said employees are employed either by EQY or by its wholly-owned subsidiaries, some under employment contracts, and are entitled to a base salary and annual bonuses. EQY’s officers are also entitled to long-term stock-based compensation, inter alia according to the compensation plans described below.

6.9.1	EQY’s stock-based compensation plans

(a) 2000 stock-based compensation plan

Within the framework of the 2000 stock-based compensation plan (which has been amended from time to time; the “2000 plan”), EQY is authorized to grant to management, employees, directors and service providers of EQY and its subsidiaries up to 13.5 million shares. Under the 2000 plan, entitled individuals can be allotted stock options as well as deferred stock, restricted stock, stock appreciation rights or any other form of compensation based on the value of EQY’s shares, this being at the discretion of the Compensation Committee or the Board of Directors of EQY. Under the 2000 plan, each stock option is exercisable over a period stipulated in the specific agreement between EQY and each allottee, provided that the aforesaid exercise period is not to exceed 10 years from the grant date. In May 2011, the compensation plan was extended and will end at the earlier of July 2021 or when all shares included in the plan are allotted.

According to the aforementioned plan, in addition to grants to EQY’s employees, every director who is not an employee of EQY is entitled to receive restricted stock upon his appointment and every year thereafter.

As of December 31, 2013, 2,985 thousand EQY stock options had been granted (that had not yet been exercised or had not yet expired) under the 2000 plan, at an average exercise price of U.S.$ 21.53 per

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DESCRIPTION OF THE COMPANY’S BUSINESS

share (including 2,826 thousand stock options exercisable on said date, while the vesting period for the remaining options has not yet ended). As of the aforementioned date, there are also 857 thousand shares, which had been granted as restricted stock under the 2000 plan, and which have not yet vested. It should be noted that each holder of restricted stock is entitled to the dividend receivable from EQY with respect to those shares, even prior to their vesting. In addition, EQY allotted to its officers 800 thousand performance-based restricted shares that are not entitled to dividend and voting rights. For additional details, refer to Note 9c to the financial statements.

(b) 2004 employee stock purchase plan

Under this plan, which was adopted in October 2004, EQY’s employees (including directors employed by EQY) are entitled to acquire EQY shares at a price that reflects a benefit relative to the share market price, and the cost of the shares will be deducted from their salaries.

6.10	Credit and financing

6.10.1	Credit rating – EQY’s debentures are rated by Moody’s at Baa2 (Stable Outlook) and by S&P at BBB- (Positive Outlook).

6.10.2	Mortgages - The balance of EQY’s liabilities secured by pledges was U.S.$ 434 million (NIS 1,508 million) as of December 31, 2013; U.S.$ 444 million (NIS 1,657 million NIS); and U.S.$ 507 million (NIS 1,937 million) as of December 31, 2011.

6.10.3	Additional financing obtained from financial institutions - EQY has unsecured revolving credit lines from banks in the total amount of U.S.$ 580 million (according to the terms of the credit lines, as of December 31, 2013 EQY was allowed to utilize U.S$ 414 million out of this amount), of which EQY has utilized U.S.$ 91 million as of December 31, 2013. In addition, EQY has an unsecured loan in the amount of U.S.$ 250 million.

6.10.4	Debentures - As of December 31, 2013, EQY has unsecured debentures of par value U.S.$ 731 million. The debentures bear fixed interest at an annual rate ranging between 3.75% and 6.25%, and are redeemable between 2015 and 2022. For the debentures’ ratings, refer to section 6.10.1 above.

6.10.5	Summary of balances:

The following table presents the long-term credit and loans (including current maturities of mortgages in the amount of U.S.$ 21 million and loans attributed to properties designated for sale in the amount of U.S.$ 33 thousands) received by EQY to finance its operations (excluding loans of joint ventures presented according to the equity method), as of

December 31, 2013(*):

	Balance (U.S.$ in thousands)	Weighted interest rate (**)	Average repayment period (years) (***)
Secured loans from financial institutions at fixed interest(****)	434,401	5.99%	4.3
Unsecured loans from financial institutions at variable interest(*****)	338,636	2.67%	4.2
Unsecured debentures at fixed interest(******)	726,688	5.02%	5.3
Total	1,499,725	—	—

(*)	The data provided in this section are as stated in the Company’s consolidated financial statements and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP.
(**)	The effective interest rate is not materially different from the weighted interest rate.
(***)	Calculated only according to the repayment dates of the credit principal.
(****)	Loans for specific use, taken to finance real estate properties.
(*****)	Interest rate swap exists with respect to U.S.$ 250 million.
(******)	Loans not designated for specific use.

26

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.10.6	Financial covenants

Some of the debentures, loans and credit facilities granted to EQY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding these covenants, refer to Note 22d2 to the financial statements.

Also, some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, EQY and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

7.	Acquisition, development and management of shopping centers in Canada

7.1	General

In Canada, the Group operates through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth markets. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec, and in western Canada in Alberta and in British Columbia. As of December 31, 2013 FCR owns 160 income-producing properties with a GLA of 2.2 million square meters, as well as 4 shopping centers under development and several plots of land for investment.

As of December 31, 2013, the Company owns 45.2% of FCR’s share capital (41.2% on a fully diluted basis). For details regarding the shareholders’ agreement between the Company and Alony-Hetz regarding their interests in FCR, refer to section 23.3 below.

In addition to its shopping centers, FCR had two residential projects under development (through a joint venture with a third party who engages in the residential development sector; each of the parties owns 50% of the venture) that are adjacent to its shopping centers, comprising in the first stage 246 residential units, of which 240 units have been sold as of December 31, 2013, and most of which were already occupied. The second stage is expected to include 500 residential units and retails areas.

FCR focuses on urban regions characterized by population stability or growth, and intends to continue working mainly around its target markets, among them Toronto, Calgery and Edmonton, Vancouver, Montreal, Ottawa and Quebec City.

As part of FCR’s goals, it intends to continue carrying out selective purchases of quality urban properties in attractive locations in its target markets and of properties adjacent to its existing properties, and to continue the selective sales of properties that are not its business core as well as its development activity.

For each of the properties FCR owns, are subject to costs, which include property tax and the maintenance of common areas (cleaning, maintenance, insurance, etc.). In its leases, FCR includes a clause that obliges tenants to bear part of the aforementioned costs. However, due to clauses in its leases that stipulate payment ceilings in this regard, FCR does not recover from its tenants the full amount of the aforesaid expenses, and bear the difference itself.

In August 2012, an arrangement was completed in which FCR purchased from GAA the entire share capital of ProMed Properties (CA), Inc. (“ProMed CA”), a wholly-owned subsidiary of GAA, which owned 12 medical office buildings and commercial properties, as well as the remaining rights (50%) in a property jointly owned by GAA and FCR. In addition, FCR assumed GAA’s liabilities with respect to ProMed CA’s properties it had purchased, in consideration for FCR allotting 5.5 million shares of FCR to GAA. Concurrent with the said transaction, the Company purchased GAA’s remaining shares not yet owned by the Company, in consideration for cash in the amount of C$ 24.6 million and 1.5 million ordinary shares of FCR (allotted by FCR as part of the consideration for the purchase of ProMed CA, as specified above).

27

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.2	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2013, 2012 and 2011 (in NIS thousands and in C$ thousands)(*):

	For the year ended December 31
	2013	2012	2011	2013	2012	2011
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	2,215,584	2,237,241	1,892,939	631,605	579,466	522,998
Gains from revaluations (consolidated)	199,916	1,103,398	1,684,328	56,086	286,777	465,361
Operating profit (consolidated) (**)	1,292,403	1,319,130	1,151,443	368,368	341,716	318,131
Same property NOI (consolidated)	974,812	1,033,580	—	277,851	267,878	—
Same property NOI (Company’s share)	442,025	499,694	—	125,991	129,508	—
Total NOI (consolidated)	1,302,865	1,426,309	1,222,525	398,010	369,347	337,770
Total NOI (Company’s share)	590,779	689,001	580,699	180,476	178,570	166,618

(*)	Does not include income-producing properties which are partly owned by FCR, which are presented according to the equity method.
(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

28

7.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of FCR’s main operating regions:

																			Western Canada
	Canada						Central Canada – Quebec						Eastern Canada – Ontario						Alberta						British Columbia
	For the year ended December 31
	2013		2012		2011		2013		2012		2011		2013		2012		2011		2013		2012		2011		2013		2012		2011
Gross domestic product (PPP)(***)	U.S.$	1,518.1 billion	U.S.$	1,473.8 billion	U.S.$	1,424.1 billion	(	**)	U.S.$	676,589 million	U.S.$	645,561 million	(	**)	U.S.$	358,976 million	U.S.$	345,842 million	(	**)	U.S.$	312,871 million	U.S.$	295,276 million	(	**)	U.S.$	220,680 million	U.S.$	217,749 million
GDP per capita (PPP) (***)	U.S.$	43,145.6	U.S.$	42,316.5	U.S.$	41,351.1	(	**)	U.S.$	50,211	U.S.$	48,298	(	**)	U.S.$	44,210	U.S.$	43,349	(	**)	U.S.$	79,070	U.S.$	78,155	(	**)	U.S.$	48,367	U.S.$	47,579
GDP growth rate (PPP)		3.01%		3.49%		4.54%	(	**)		4.8%		3.3%	(	**)		3.80%		4.66%	(	**)		5.96%		8.95%	(	**)		1.35%		4.54%
GDP growth rate per capita (PPP)		1.96%		2.33%		3.44%	(	**)		4.0%		4.3%	(	**)		1.99%		7.31%	(	**)		1.17%		10.3%	(	**)		1.66%		6.1%
Inflation rate		1.52%		0.94%		2.66%	1.6%			1.4%		3.1%	1.1%			2%		3%	2.7%			1.1%		2.4%	0.0%			1.1%		2.40%
Yield on long term government debt (****)		3.24%		2.26%		2.41%	3.23%			2.96%		2.79%	3.45%			2.96%		2.97%	3.05%			2.70%		2.39%	3.07%			2.81%		2.82%
Rating of long-term government debt(*****)		AAA/Aaa		AAA/Aaa		AAA/Aaa	AA-			AA-		AA-	A+			A+		A+	AAA			AAA		AAA	AAA			AAA		AAA
Exchange rate of U.S.$ to C$ as of December 31(******)		0.935		1.003		0.980	—			—		—	—			—		—	—			—		—	—			—		—

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for Canada- the IMF World Economic Outlook Database, October 2013; for Ontario, Quebec, Alberta and British Columbia – according to Stats Canada’s publications as of December 20, 2013.
(**)	To the best of the Company’s knowledge, this information has not been published yet.
(***)	The GDP and the GDP per capita in the Canadian districts are in U.S.$ terms and not in PPP terms.
(****)	With respect to data relevant to Canada – according to the Bank of Canada, based on 10-year debentures and debentures for longer periods as of December 31, 2013; the data regarding Quebec, Ontario, Alberta and British Columbia is as published by the Canadian Fixed Income for government debentures yields for Ontario (10-year), Quebec (10-year), Alberta (9-year) and British Columbia (9-year), respectively, as of February 25, 2014.
(*****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(******)	According to OandA data (www.oanda.com).

Additional macro-economic data

As of December 31, 2013, Canada’s economy is growing at a moderate pace, feeling the existing uncertainty despite indicators of positive growth in the United States. The uncertainty in the global economic environment remains high, and the announcement of the U.S. Fed that it is tapering its bond repurchases has been affecting lately the long-term cost of debt. Nonetheless, the capital and debt markets in Canada are accessible, although financing costs have increased.

Also, FCR is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in FCR’s markets in a manner which brings FCR new opportunities but also increases competition in the region. In addition, FCR is witnessing a change in consumption habits, including the effect of wireless communications and online retail, and the fact that the Canadian population is growing older, and its needs will be mainly health, comfort and service based.

7.4	Aggregate data about the field of operation

The tables below provide data about FCR’s income-producing properties.

The data in section 7.4 below do not include details regarding income-producing properties that are jointly-owned by FCR and third parties that are presented according to the equity method.

In the reporting period, FCR transferred the properties located in Ottawa from their presentation under Central Canada to their presentation under Eastern Canada. The data regarding income-producing properties in these regions in 2012 and 2011 were updated according to changes in the geographic segmentation.

7.4.1	GLA of income-producing properties

The following table provides details regarding the GLA of FCR’s income-producing properties as of December 31, 2013 and 2012 (in square meter thousands):

		As of December 31
Region	Total GLA of income- producing properties	2013		2012
			As a percentage of total property GLA		As a percentage of total property GLA
Central Canada(*)	Consolidated	814	36.8%	861	38.2%
	Company’s share	368		392
Eastern Canada(**)	Consolidated	703	31.8%	704	31.2%
	Company’s share	318		321
Western Canada(***)	Consolidated	692	31.4%	690	30.6%
	Company’s share	313		314
Total	Consolidated	2,209	100%	2,255	100%
	Company’s share	999		1,027

(*)	The reference to “Central Canada” in section 7.4 includes FCR’s properties in Ontario (excluding Ottawa).
(**)	The reference to “Eastern Canada” in section 7.4 includes mainly FCR’s properties in Quebec and in Ottawa.
(***)	The reference to “Western Canada” in section 7.4 includes FCR’s properties in Columbia and Alberta.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.2	The fair value of income-producing properties

The table below provides data about the fair value of FCR’s income-producing properties as of December 31, 2013 and 2012 (in C$ thousands):

		As of December 31
Region	Fair value of income- producing properties	2013		2012
			As a percentage of total property value		As a percentage of total property value
Central Canada	Consolidated	2,871,242	42.2%	2,631,103	40.8%
	Company’s share	1,298,862		1,199,144
Eastern Canada	Consolidated	1,461,235	21.5%	1,431,514	22.2%
	Company’s share	661,018		652,423
Western Canada	Consolidated	2,473,400	36.3%	2,384,700	37.0%
	Company’s share	1,118,890		1,086,844
Total (in NIS thousands)	Consolidated	22,215,743	100%	24,174,860	100%
	Company’s share	10,049,721		11,017,866

7.4.3	NOI

The table below provides data about FCR’s NOI for 2013, 2012 and 2011 (in C$ thousands):

Region	NOI	2013		2012		2011
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Central Canada	Consolidated	169,498	42.6%	154,744	41.9%	136,861	40.5%
	Company’s share	76,859		74,819		67,512
Eastern Canada	Consolidated	95,706	24.0%	88,797	24.0%	84,886	25.1%
	Company’s share	43,398		42,930		41,873
Western Canada	Consolidated	132,806	33.4%	125,816	34.1%	116,011	34.4%
	Company’s share	60,220		60,827		57,227
Total (in NIS thousands)	Consolidated	1,302,865	100%	1,426,309	100%	1,222,525	100%
	Company’s share	590,779		689,566		603,057

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GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.4	Revaluation gains

The table below provides data about FCR’s revaluation gains for the years 2013-2011 (in C$ thousands):

Region	Revaluation gains	2013		2012		2011
			As a percentage of the total revaluation gains		As a percentage of the total revaluation gains		As a percentage of the total revaluation gains
Central Canada	Consolidated	28,533	55.7%	122,652	45.5%	176,364	40.1%
	Company’s share	12,938		59,297		86,998
Eastern Canada	Consolidated	9,722	19.0%	31,978	11.9%	45,946	10.5%
	Company’s share	4,408		15,460		22,665
Western Canada	Consolidated	13,000	25.3%	115,000	42.6%	217,000	49.4%
	Company’s share	5,895		55,598		107,043
Total (in NIS thousand)	Consolidated	182,696	100.0%	1,037,424	100%	1,590,038	100%
	Company’s share	82,841		501,552		784,346

7.4.5	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2013 and 2012 (in C$):

Region	For the year ended December 31
	2013	2012
Central Canada	26.36	23.66
Eastern Canada	18.87	17.86
Western Canada	24.13	23.05

7.4.6	Average occupancy rates

The table below provides data about the occupancy rates of FCR’s properties as of December 31, 2013, and the average occupancy rates for the years 2013 and 2012:

Region	As of December 31, 2013	For the year ended December 31, 2013(*)	For the year ended December 31, 2012(*)
Central Canada	96.2%	95.8%	96.4%
Eastern Canada	95.4%	94.9%	95.3%
Western Canada	94.9%	94.8%	95.2%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

32

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.7	Number of income-producing properties

The table below provides data about the number of FCR’s income-producing properties as of December 31, 2013 and 2012:

Region	As of December 31
	2013	2012
Central Canada	60	64
Eastern Canada	53	57
Western Canada	47	48

Total	160	169

7.4.8	Average yields

The table below provides data about FCR’s actual average yields as of December 31, 2013 and 2012 (based on property value at the end of the year):

Region	As of December 31
	2013	2012
Central Canada	5.61%	5.60%
Eastern Canada	6.13%	6.16%
Western Canada	5.36%	5.47%

7.5	Expected rental income from lease agreements entered into(*)

	Period of recognition of income
		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	Quarter 1	331,542	176,433	181	43
	Quarter 2	328,803	175,020	140	35
	Quarter 3	323,691	172,284	154	68
	Quarter 4	315,537	168,031	351	77
	2015	1,142,242	609,328	629	238
	2016	1,033,064	550,961	535	199
	2017	906,899	483,986	578	277
	2018 and thereafter	3,799,209	2,034,377	1,762	1,234

	Total	8,180,987	4,370,420	4,330	2,171

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	Variable rent was estimated as a percentage of the total rental income in 2013.

33

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.6	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about FCR’s properties that were classified as investment properties under construction in the Company’s financial statements:

Region	Parameters	For the year ended December 31
		2013	2012	2011
Eastern Canada	Number of properties under construction at the end of the period	2	3	3
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	42	40	7
	Total costs invested in the current period (consolidated) (in C$ thousands)	145,996	48,369	8,610
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	169,465	150,086	94,790
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	11,934	45,579	11,203
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	12,309	92,193	17,840
	Percentage of the GLA under construction with respect to which lease agreements have been signed	97.0%	95%	94%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	—	—	820

34

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Region	Parameters	For the year ended December 31
		2013	2012	2011
Central Canada	Number of properties under construction at the end of the period	2	3	4
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	47.3	3.4	28.9
	Total costs invested in the current period (consolidated) (in C$ thousands)	122,410	59,095	78,436
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	150,658	251,697	92,304
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	—	6,733	40,904
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	1,299	7,503	47,433
	Percentage of the GLA under construction with respect to which lease agreements have been signed	98.0%	93%	92%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	8,168	—	1,268

(*)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

35

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.7	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about FCR’s plots of land for investment (that are classified in the Company’s financial statements as investment property):

Region	Parameters	For the year ended December 31
		2013	2012
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	8,499	—
	The total area of plots of land at the end of the period (in square meter thousands)	83	—
	Total construction rights on land, according to approved plans (in square meter thousands)(*)	21	—
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	119,376	107,043
	The total area of plots of land at the end of the period (in square meter thousands)	168	232
	Total construction rights on land, according to approved plans (in square meter thousands)	52	137
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	38,168	28,423
	The total area of plots of land at the end of the period (in square meter thousands)	273	241
	Total construction rights on land, according to approved plans (in square meter thousands)	76	79

(*)	Construction rights in the plots of land specified in this section include also the construction rights as estimated by FCR’s management.

36

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.8	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by FCR in each of the years 2013, 2012 and 2011(*):

Region			For the year ended December 31
			2013	2012	2011
Eastern Canada	Properties sold	Number of properties sold during the period	6	2	—
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	93,144	14,035	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	50	13	—
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	5,597	1,144	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—
	Properties acquired	Number of properties acquired during the period	8 income- producing properties	14 income- producing properties	1 income- producing property 4 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	27,200	154,900	82,300
		NOI of properties acquired (consolidated) (in C$ thousands)	4,177	8,618	5,148
		Area of properties acquired during the period (consolidated) (in square meter thousands)	13	86	63
Central Canada	Properties sold	Number of properties sold during the period	6	5	—
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	92,694	140,631	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	86	76	—
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	5,931	9,386	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—

37

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Region			For the year ended December 31,
			2013	2012	2011
	Properties acquired	Number of properties acquired during the period	12	29	3 income- producing properties 10 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	127,300	314,100	173,800
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	1,246	14,432	7,466
		Area of properties acquired during the period (consolidated) (in square meter thousands)	33	115.6	40.0
Western Canada	Properties sold	Number of properties sold during the period	4	5	2 income- producing properties
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	56,355	100,021	52,800
		Area of properties sold during the period (consolidated) (in square meter thousands)	23	34.6	12.3
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	3,210	7,437	2,743
		Profit recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	764
	Properties acquired	Number of properties acquired during the period	4	13	3 income- producing properties 7 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	70,200	329,800	157,600
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	2,624	15,006	8,717
		Area of properties acquired during the period (consolidated) (in square meter thousands)	28	97	67

(*)	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR’s existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR’s properties, as specified in Section 7.4.7 above. In addition, the profit (loss) from the sale excludes sale expenses.

38

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.9	Human capital

7.9.1	As of December 31, 2013, FCR (and its wholly-owned subsidiaries) has 416 full-time employees (397 employees in 2012), in the property management (including development, rental and construction management), legal, administration, accounting and finances, IT and human resources departments.

The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term share-based compensation, inter alia according to the plans described below.

7.9.2	FCR’s share-based compensation plans

(a) Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2013, FCR has a framework of up to 15.2 million share options that are exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of 10 years; exercise of the options is subject to vesting periods determined at the time of grant (usually in equal annual installments over 3 to 5 years). As of December 31, 2013, share options had been granted that are exercisable into 6 million shares in FCR and that had not yet been exercised (of which 3.9 share options are exercisable at the aforesaid date, and the vesting periods of the remaining share options have yet to elapse), and each of these is exercisable into one ordinary share at an average price of C$ 16.37. In addition, 3.8 million share options are available for future allotment.

(b) Restricted share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each such unit has a vesting period of 3 years, and confers on its holder the right to receive one share in FCR or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2013, 286 thousand restricted share units that had not yet been allotted and that had not yet vested as of the said date had been granted under the aforesaid plan.

(c) Deferred share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2013, 393 thousand deferred share units that had not yet vested as of the said date had been granted under the aforesaid plan.

7.10	Credit and financing

7.10.1	Credit rating – In November 2012, the rating agencies upgraded the rating of FCR’s debentures to BBB (High) (Stable Outlook) by DBRS and Baa2 (Stable Outlook) by Moody’s.

7.10.2	Share issuance - For details regarding the issuance of shares in place of interest in respect of convertible debentures, refer to Note 21 to the financial statements. For details regarding FCR’s announcement of public offering of shares and the Company’s participation in this offering, refer to Note 40o in the financial statements.

7.10.3	Convertible debentures - As of December 31, 2013, FCR has unsecured convertible debentures of par value C$ 393 million (of which debentures of par value C$ 57.5 million were issued in 2013). The debentures are convertible into 16.7 million shares of FCR at a price per share of C$ 18.75-27.75. The debentures bear fixed interest at an annual rate ranging between 4.45% and 5.70%, and are redeemable between 2017 and 2020. According to the terms of the convertible debentures, FCR may, in certain circumstances, redeem them (principal and interest) by issuing shares.

7.10.4	Mortgages - The total of FCR’s lien-secured liabilities was C$ 1,367 million (NIS 4,461 million) as of December 31, 2013; C$ 1,614 million (NIS 6,051 million) as of December 31, 2012 and C$ 1,410 million (NIS 5,272 million) as of December 31, 2011.

7.10.5	Additional financing obtained from financial institutions – during the reporting period, FCR completed the increase and extension of a revolving credit line with a syndication of several banks, within the framework of which the unsecured revolving credit lines was increased to C$ 600 million (in place of C$ 500 million) and extended until June 2016. In addition, FCR has a revolving credit line from a bank in the amount of C$ 75 million, secured by a pledge on projects in construction. As of December 31, 2013, the credit lines were not utilized. However, guarantees in the amount of C$ 43 million (NIS 142 million) were provided for these credit lines.

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7.10.6	Debentures - As of December 31, 2013, FCR has unsecured debentures (not including convertible debentures) of par value C$ 1,875 million (of which debentures of par value C$ 450 million were issued in 2013). The debentures bear fixed interest at an annual rate ranging between 3.90% and 5.95%, and are redeemable between 2014 and 2023. The debentures were rated as aforesaid in section 7.10.1 above. For details regarding the issuance of debentures and early redemption by FCR of its debentures, refer to Note 20c to the financial statements. For details regarding FCR’s additional issuances of debentures after the reporting period, refer to Note 40b to the financial statements.

7.10.7	Summary of balances:

The following table presents the long-term credit and loans (including current maturities and liabilities attributed to held-for-sale properties in the amount of C$ 354 million and C$ 22 million, respectively) received by FCR to finance its operations, as of December 31, 2013:

	Balance (C$ in thousands)	Weighted interest rate	Average repayment period (years) (*)
Secured loans from financil institutions at fixed interest(**)(***)	1,331,833	5.21%	4.0
Loans from financial institutions at variable interest that are secured by a pledge on properties	34,750	3.78%	0.2
Unsecured debentures at fixed interest (***)(****) (*****)	1,861,953	4.86%	6.3
Loans from others that are secured by a short-term pledge	26,227	1.17%	—

Total	3,254,763

(*)	Calculated only according to the repayment dates of the credit principal.
(**)	The effective interest rate is 4.9%.
(***)	Loans not designated for specific use by FCR.
(****)	Excludes debentures which are convertible into FCR shares.
(*****)	The effective interest rate is 5.0%.

7.10.8	Financial covenants

Some of the debentures, loans and credit facilities granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding FCR’s financial covenants, refer to Note 22d3 to the financial statements.

Also, some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, FCR and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

8.	Acquisition, development and management of shopping centers in Northern Europe

8.1	General

In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (Nasdaq OMX), in Finland. CTY is the owner, operator and developer of income-producing properties, mainly shopping centers and other retail properties of different sizes and is a market leader in the shopping centers sector in Finland and Estonia. CTY operates mainly in Helsinki and other major cities in Finland, as well as in Sweden, Estonia and Lithuania, and since 2012 also in Denmark. As of December 31, 2013 CTY owns 71 income-producing properties (of which 37 are shopping centers and the rest are other retail properties; including a jointly-controlled property as detailed below) with a GLA of 1.1 million square meters.

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During the reporting period, the Company purchased shares of CTY in a total amount of EUR 103 million (NIS 497 million; of which EUR 98.1 million were invested as part of a rights issue by CTY in February 2013). As of December 31, 2013, the Company owns directly 49.3% of CTY’s issued share capital.

For details regarding a private offering made by CTY in June 2014 to CPP Investment Board European Holdings S.àr.l and the governance agreement the latter entered into with the Company, as well as with regard to a rights issuance made by CTY and the Company’s participation therein, refer to Note 40a to the financial statements.

CTY’s principal customers are supermarkets, retail stores (local and international), and banks. One of its tenants is Kesko, a leading supermarket chain in Finland, and 16.1% of CTY’s rental income in 2013 are from its engagements with various chains owned by Kesko (16.9% in 2012).

According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent, management fees to cover operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component is immaterial to CTY’s total rental income.

During the reporting period, CTY continued to sell properties which are not in its core business (mainly supermarket and stores), including for the purpose of continuing to improve its investment portfolio and enhancing its equity and asset structure.

In January 2013, CTY and the Canada Pension Plan Investment Board completed the acquisition of a shopping center (Kista Galleria), in equal shares, for a total consideration of EUR 530 million (NIS 2.5 billion). The shopping center is located in Stockholm, Sweden, and comprises GLA of 94 thousand square meters, most of which are used for commercial purposes while the remainder comprises a hotel, student dorms and various services. Half of the acquisition was financed by a bank loan (for additional details, refer to Note 9a to the financial statements). As of December 31, 2013, the shopping center’s value totaled EUR 535.2 million, and in 2013 it generated rental income totaling EUR 44.5 million and net rental income totaling EUR 32 million. Occupancy at the property stood at 99.1%.

8.2	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2013, 2012 and 2011 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2013	2012	2011	2013	2012	2011
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,192,514	1,185,424	1,080,738	248,596	239,208	217,054
Gains (losses) from revaluations (consolidated)	125,820	117,331	(176,665)	26,080	23,582	(35,255)
Operating profit (consolidated)(*)	738,479	694,349	584,338	154,040	140,128	117,382
Same property NOI (consolidated)	590,526	582,972	—	123,114	117,651	—
Same property NOI (Company’s share)	291,289	280,706	—	60,729	56,650	—
Total NOI (consolidated)	809,720	802,939	719,514	168,872	162,023	144,473
Total NOI (Company’s share)	378,577	366,905	318,285	78,927	74,046	63,924

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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8.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of CTY’s main operating regions:

Macro-economic parameters	Finland			Sweden
	As of December 31
	2013	2012	2011	2013	2012	2011
Gross domestic product (PPP)	U.S.$ 195.5 billion	U.S.$ 194.1 Billion	U.S.$ 192.4 billion	U.S.$ 394 billion	U.S.$ 385 billion	U.S.$ 375 billion
GDP per capita (PPP)	U.S.$ 35,863.2	U.S.$ 35,771.0	U.S.$ 35,616.4	U.S.$ 40,870	U.S.$ 40,304	U.S.$ 39,540
GDP growth rate (PPP)	0.72%	0.91%	4.74%	2.24%	2.72%	4.95%
GDP growth rate per capita (PPP)	0.26%	0.43%	4.24%	1.40%	1.93%	4.21%
Inflation rate	2.41%	3.45%	2.61%	0.90%	-0.05%	2.29%
Yield on long-term government debt(**)	2.03%	1.60%	2.52%	2.39%	1.51%	1.68%
Rating of long-term government debt(***)	AAA/Aaa	AAA/Aaa	AAA/Aaa	AAA\Aaa	AAA\Aaa	AAA/Aaa
Consumer confidence index(****)	7.2	3.5	1.5	6.9	-12.2	-7.4
Unemployment rate(*****)	8.0%	8.4%	7.8%	8.0%	7.5%	7.4%
Change in consumer expenditure(******)	0.9%	4.6%	5.3%	2.5%	0.9%	0.7%
Exchange rate of local currency to U.S.$ as of December 31(*******)	U.S.$ - Euro 1.377	U.S.$ - Euro 1.321	U.S.$ - Euro 1.295	U.S.$ - SEK 0.154	U.S.$ - SEK 0.154	U.S.$ - SEK 0.145

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2013.
(**)	According to the European Central Bank (“ECB”) (www.ecb.int), with respect to 10-year debentures as of December 31, 2013.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to Trading Economics data (www.tradingeconomics.com).
(*****)	According to IMF data (www.imf.org).
(******)	According to Trading Economics data (www.tradingeconomics.com and www.stat.fi).
(*******)	According to OandA data (www.oanda.com).

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Additional macro-economic data

2013 continued to be challenging in the countries in which CTY operates, although there are signs of gradual strengthening of the Swedish economy. In the reporting period, the consumer confidence index improved in all countries in which CTY operates and remains high above the average in the Eurozone countries (although it remains negative in Estonia and Lithuania). During the reporting period, the growth rate of retail sales, an index which affects CTY’s activity, was high in Estonia and Lithuania, positive in Finland and Sweden and negative in Denmark. Furthermore, during the period the CPI (which is another index that affects CTY’s activity) increased in Finland, Estonia and Denmark, and remained stable in Sweden and Lithuania. In addition, all countries in which CTY operates, except Lithuania, recorded a low average unemployment rate relative to the average in the Eurozone.

Financially, the availability of credit from financial institutions in the countries in which CTY operates is low, and the spreads in these loans remained high, although they improved in 2013.

CTY’s presence in countries outside the Eurozone exposes it to changes in the relevant currency rates, mainly changes in the Euro against the Swedish Krona, with respect to some of which CTY enters into hedging transactions.

8.4	Aggregate data about the field of operation

The tables below provide data about CTY’s income-producing properties.

The data in section 8.4 below do not include data for Kista Galeria, which is jointly-controlled and is presented according to the equity method (as aforesaid in section 8.1 above).

The data in section 8.4 below for Sweden is presented in Swedish Krona, which is the commercial currency in Sweden.

8.4.1	GLA of income-producing properties

The following table provides details regarding the GLA of CTY’s income-producing properties as of December 31, 2013 and 2012 (in square meter thousands):

		As of December 31
Region	Total GLA of income- producing properties	2013		2012
			As a percentage of total property GLA		As a percentage of total property GLA
Finland	Consolidated	561	59.0%	596	59.6%
	Company’s share	276		291
Sweden	Consolidated	255	26.8%	274	27.4%
	Company’s share	125		134
Other(*)	Consolidated	135	14.2%	130	13.0%
	Company’s share	67		64
Total	Consolidated	951	100%	1,000	100%
	Company’s share	468		489

(*)	The reference to “Other” in section 8.4 includes Lithuania, Estonia and Denmark, consolidated.

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8.4.2	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY’s income-producing properties as of December 31, 2013 and December 31, 2012:

Region	Fair value of income- producing properties	As of December 31
		2013		2012
			As a percentage of total property value		As a percentage of total property value
Finland (in EUR thousands)	Consolidated	1,646,564	60.8%	1,664,388	61.2%
	Company’s share	735,289		739,260
Sweden (in SEK thousands)	Consolidated	6,379,714	26.6%	6,343,464	27.2%
	Company’s share	3,145,484		3,094,016
Other (in EUR thousands)(*)	Consolidated	342,156	12.6%	316,031	11.6%
	Company’s share	168,698		154,144
Total (in NIS thousands)	Consolidated	12,953,455	100%	13,382,059	100%
	Company’s share	6,020,623		6,168,255

(*)	The data in section 8.4 which refer to “other” are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different principal commercial currency, and for which the currency was converted to Euro according to the average exchange rate in the period with respect to balance sheet data and according to the known exchange rate at the end of the period with respect to results data.

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8.4.3	NOI

The table below provides data about CTY’s NOI for 2013, 2012 and 2011:

Region	NOI	2013		2012		2011
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland (in EUR thousands)	Consolidated	103,536	61.3%	98,185	60.6%	90,672	62.7%
	Company’s share	47,131		43,743		39,725
Sweden (in SEK thousands)	Consolidated	343,477	23.5%	341,308	24.2%	319,416	24.5%
	Company’s share	169,438		164,349		150,460
Other (in EUR thousands)	Consolidated	25,634	15.2%	24,621	15.2%	18,422	12.8%
	Company’s share	12,645		11,856		8,768
Total (in NIS thousands)	Consolidated	809,720	100%	802,939	100%	719,514	100%
	Company’s share	378,577		366,905		318,285

8.4.4	Revaluation gains (losses)

The table below provides data about CTY’s revaluation gains (losses) for the years 2013-2011:

		2013		2012		2011
Region	Revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Finland (in EUR thousands)	Consolidated	2,256	8.7%	(866)	(3.7%)	(40,351)	114.5%
	Company’s share	(1,744)		(4,031)		(21,744)
Sweden (in SEK thousands)	Consolidated	69,678	30.8%	78,461	38.2%	15,218	(4.8%)
	Company’s share	34,372		37,781		7,168
Other (in EUR thousands)	Consolidated	15,770	60.5%	15,435	65.5%	3,410	(9.7%)
	Company’s share	7,779		7,432		1,606
Total (in NIS thousand)	Consolidated	125,820	100%	117,331	100%	(176,665)	100%
	Company’s share	62,067		38,360		(96,296)

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8.4.5	Average rent per square meter

The table below provides data about CTY’s average monthly rent per square meter for 2013 and 2012:

	For the year ended December 31
Region	2013	2012
Finland (in EUR)	22.4	21.4
Sweden (in SEK)	179.8	168.4
Other (in EUR)	19.8	20.5

8.4.6	Average occupancy rates

The table below provides data about the occupancy rates of CTY’s properties as of December 31, 2013, and average occupancy rates for the years 2013 and 2012:

Region	As of December 31, 2013	For the year ended December 31, 2013(*)	For the year ended December 31, 2012(*)
Finland	95.1%	94.8%	94.6%
Sweden	95.1%	94.5%	95.5%
Other	99.7%	99.5%	99.7%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

8.4.7	Number of income-producing properties

The table below provides data about the number of CTY’s income-producing properties as of December 31, 2013 and 2012:

	As of December 31
Region	2013	2012
Finland	54	59
Sweden	11	14
Other	5	5
Total	70	78

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8.4.8	Average yields

The table below provides data about CTY’s actual average yields as of December 31, 2013 and 2012 (based on property value at the end of the year):

	As of December 31
Region	2013	2012
Finland	6.4%	6.3%
Sweden	5.6%	5.6%
Other	8.2%	8.6%

8.5	Expected rental income from lease agreements entered into(*)

	Period of recognition of income
		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	Quarter 1	75,271	991	741	74
	Quarter 2	62,893	828	498	60
	Quarter 3	35,696	470	118	21
	Quarter 4	81,114	1,068	265	69
	2015	189,784	2,500	600	137
	2016	164,365	2,165	430	118
	2017	126,227	1,663	306	96
	2018 and thereafter	334,772	4,409	329	300

	Total	1,070,122	14,094	3,287	875

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

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8.6	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY’s properties that were classified as investment properties under construction in the Company’s financial statements:

Region	Parameters	For the year ended December 31
		2013	2012	2011
Finland	Number of properties under construction at the end of the period	1	—	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	34.0	—	7.3
	Total costs invested in the current period (consolidated) (in EUR thousands)	16,000	—	6,993
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	26,909	—	19,420
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	22,000	—	5,900
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	38,000	—	5,900
	Percentage of the GLA under construction with respect to which lease agreements have been signed	51%	—	71%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	787	—	2,049
Other	Number of properties under construction at the end of the period	—	—	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	—	—	11.9
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	—	2,331
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	—	14,673
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	—	4,669
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	—	—	7,000
	Percentage of the GLA under construction with respect to which lease agreements have been signed	—	—	80%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	—	—	2,312

(*)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

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8.7	Aggregate data about plots of land in the field of operation

As of December 31, 2013 and 2012, CTY did not own plots of land, other than one negligible plot which was sold during 2013.

8.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by CTY in 2013 and 2012:

			For the year ended December 31,
Region			2013	2012
Finland	Properties sold	No properties were sold in the period	4	2
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	40,116	1,375
		Area of properties sold during the period (consolidated) (in square meter thousands)	24.6	8.0
		NOI of properties sold (consolidated) (in EUR thousands)	2,160.2	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(980)	(4,719)
	Properties acquired	Number of properties acquired during the period	—	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	—	20,381
		NOI of properties acquired (consolidated) (in EUR thousands)	—	989
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	14
Sweden	Properties sold	Number of properties sold during the period	3	2
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	170,039	135,148
		Area of properties sold during the period (consolidated) (in square meter thousands)	21.1	16.1
		NOI of properties sold (consolidated) (in SEK thousands)	3,322	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	5,239	5,413
Other	Properties acquired	Number of properties acquired during the period	—	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	—	24,312
		NOI of properties acquired (consolidated) (in EUR thousands)	—	801
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	14.7

*	CTY did not sell or acquire income-producing properties in 2011.

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8.9	Human capital

8.9.1	As of December 31, 2013, CTY (and its wholly-owned subsidiaries) has 127 employees (129 employees in 2012), as follows: CTY’s operations in Finland – 83 employees; CTY’s operations in Sweden – 33 employees; CTY’s operations in the Baltic countries (Estonia and Lithuania) – 10 employees; CTY’s operations in the Netherlands – 1 employee.

The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to seniority of position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.9.2	CTY’s share-based compensation plans

(a) 2007 plan

In April 2007, CTY’s Board of Directors approved a share compensation plan for its key employees. In accordance with the terms of this plan, shares in CTY are granted to allottees identified by the Board of Directors every year, in accordance with the achieving of set targets. Until December 31, 2013, CTY had so granted 242 thousand shares to such key employees. As of the date of this report, the plan has ended.

(b) 2011 option plan

In May 2011, CTY’s Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options (that are convertible, after adjustments into 8.5 million shares of CTY). The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee’s annual salary), and to hold these throughout their employment period or while their agreement with CTY is in effect. As of December 31, 2013, share options are outstanding that are exercisable into 7,418 thousand CTY shares under this plan.

For additional details regarding CTY’s compensation plans, refer to Note 9f3 to the financial statements.

8.10	Credit and financing

During the reporting period, CTY continued implementing its strategy of diversifying its financing resources and reducing its leverage rates. Within this framework, in May 2013 CTY and its debentures were initially rated BBB- (Stable Outlook) by S&P and Baa3 by Moody’s (Stable Outlook). For details regarding the upgrade of CTY’s long-term credit rating as of the date of republication the restated report, refer to Note 40e to the financial statements.

8.10.1	Share capital issuances –For details regarding a rights issuance completed by CTY in the amount of EUR 200 million, in which shares were issued representing 35% of CTY’s share capital (before the issuance) at a price of EUR 1.75 per share, as well as the Company’s participation in this issuance, refer to Note 9f5 to the financial statements.

For details regarding a private offering made by CTY in June 2014 to CPP Investment Board European Holdings S.àr.l and the governance agreement the latter entered into with the Company, as well as with regard to a rights issuance made by CTY and the Company’s participation therein, refer to Note 40a to the financial statements.

8.10.2	Convertible debentures – During the reporting period, CTY’s convertible debentures were redeemed according to their repayment schedule.

8.10.3	Mortgages - CTY’s mortgage-secured liabilities as of December 31, 2013 totaled EUR 10.3 million; as of December 31, 2012 and 2011, CTY’s mortgage-secured liabilities totaled EUR 37.1 million and EUR 35.9 million, respectively.

8.10.4	Additional financing obtained from financial institutions - As of December 31, 2013, CTY and its wholly-owned subsidiaries have long-term loans (including current maturities) in a total amount of EUR 795 million (NIS 3,801 million). In addition, CTY and its wholly-owned subsidiaries have 4 unsecured revolving credit lines in the amount of EUR 380 million (NIS 1,817 million), which are unutilized, and credit facilities in the amount of EUR 18 million (of which EUR 1 million have been utilized). In 2013, CTY entered into an agreement for a revolving credit line in the amount of EUR 50 million for a period of 6 years.

8.10.5	Debentures - As of December 31, 2013, CTY has unsecured debentures of par value EUR 661 million (of which debentures of par value EUR 500 million were issued in 2013). The debentures bear interest at an annual rate ranging between 3.75% and 5.1% and are redeemable in between 2014 and 2020. For the debenture ratings, refer to section 8.10 above. For details regarding CTY’s debentures, including debentures issued in the reporting period, refer to Note 20d to the financial statements.

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Summary of balances:

8.10.6	The following table presents unsecured[11] long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2013:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years) (**)
Loans at variable interest – EUR	400.3	1.76%	2.5
Loans at fixed interest – EUR	106.9	5.49%	4.1
Debentures at fixed interest – EUR	656.1	3.90%	5.6
Loans at variable interest – SEK	277.2	2.75%	3.0
Loans at fixed interest – SEK	12.8	3.93%	0.9
Loans at variable interest – LTL (the Latvian currency)	8.8	1.94%	2.8

Total	1,462.1

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit principal.

8.10.7	Financial covenants

Some of the unsecured loans and credit facilities granted to CTY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 22d4 to the financial statements.

As of December 31, 2013 and immediately prior to the approval date of the original report, CTY and its subsidiaries are in compliance with all the specified covenants.

9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1	General

In Central and Eastern Europe, the Company operates mainly through ATR, a jointly controlled company that is accounted for in the Company’s financial statements using the equity method, which is incorporated in Jersey Island and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, lessor, operator and developer of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic, Slovakia and Russia, as well as in Hungary, Romania, and Latvia. As of December 31, 2013 it owns 153 income-producing properties with a GLA of 1.3 million square meters, as well as a shopping center under development and plots of land for investment.

The Company’s investments in ATR were made in accordance with a series of agreements for joint investment with CPI, since 2008. For details regarding the shareholders’ agreement between the Company and CPI, refer to section 23.4 below.

During 2013, the Company increased its interests in ATR through the purchase of 20.4 million shares (representing 5.5% of ATR’s share capital) from CPI in consideration for EUR 87.8 million (for details, including regarding the profit recorded as a result of the purchase, refer to Note 9c to the financial statements). As of December 31, 2013, the Company owns 39.8% of ATR’s issued share capital (34.5% as of December 21, 2012). To the best of the Company’s knowledge, CPI owns 13.9% of ATR’s share capital.

Most of ATR’s properties are anchored by supermarkets and convenience stores which cater to the daily needs of the consumers.

[11]	With the exception of a secured loan in the total amount of EUR 10.3 million.

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A significant portion of ATR’s lease agreements are with international retail chains. Most of the lease agreements ATR enters into are linked to various consumer price indices. Some of the lease agreements include provisions whereby the rent is raised as the tenant’s income increases.

9.2	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2013, 2012 and 2011 (in NIS thousands and in EUR thousands):

	The results data for 2013 are presented at the rate of 36.15% of ATR’s results in 2013 (33.75% in 2012 and 31.6% in 2011 of ATR’s results)(*)
	For the year ended December 31, 2013		For the year ended December 31, 2012		For the year ended December 31, 2011
	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands
Total rental income (consolidated)	486,289	101,382	446,895	90,189	364,054	73,124
Gains (losses) from revaluations (consolidated)	(36,907)	(7,694)	(9,177)	(1,674)	116,816	23,500
Operating profit (consolidated) (**)	268,510	55,979	242,328	48,905	215,972	43,384
Same property NOI (consolidated and Company’s share)	321,230	66,970	298,867	60,315
Total NOI (consolidated)	330,853	68,977	303,149	61,179	234,328	47,069

(*)	These rates are the Company’s average interests in ATR’s share capital in each of the stated years.
(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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9.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of ATR’s main operating regions:

Macro- economic parameters	Poland			Czech Republic			Russia
For the year ended December 31
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Gross domestic product (PPP)	U.S.$814 billion	U.S.$ 792.4 billion	U.S.$ 764.6 billion	U.S.$ 286.5 billion	U.S.$ 283.6 billion	U.S.$ 282.3 billion	U.S.$ 2,557.6 billion	U.S.$ 2,486.2 billion	U.S.$ 2,363.2 billion
GDP per capita (PPP)	U.S.$ 21,118.3	U.S.$ 20,562.0	U.S.$ 19,843.2	U.S.$ 27,214	U.S.$ 27,000	U.S.$ 26,916	U.S.$ 18,083.1	U.S.$ 17,518.0	U.S.$ 16,594.0
GDP growth rate (PPP)	2.72%	3.65%	6.57%	1.00%	0.49%	3.82%	2.87%	5.21%	6.35%
GDP growth rate per capita (PPP)	2.71%	3.62%	5.57%	0.79%	0.31%	4.02%	3.23%	5.57%	6.71%
Inflation rate	1.90%	2.40%	4.60%	1.90%	2.37%	2.42%	6.20%	6.57%	6.10%
Yield on long-term government debt(**)	4.42%	3.88%	5.84%	2.20%	2.12%	3.70%	7.71%	6.85%	8.50%
Rating of long-term government debt(***)	A-/A2	A-/A2	A-/A2	AA-/A1	AA-/A1	AA-/A1	BBB/Baa1	BBB/Baa1	BBB/Baa1
Exchange rate of U.S.$ to local currency as of December 31(****)	PLZ- U.S.$0.332	PLZ-U.S.$0.324	PLZ-U.S.$0.2916	CZK-U.S.$0.050	CZK-U.S.$0.052	CZK-U.S.$0.050	RUB-U.S.$0.030	RUB-U.S.$0.032	RUB-U.S.$0.031

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2013.
(**)	With respect to Poland and the Czech Republic – according to ECB publication, based on 10-year debentures as of December 31, 2013; with respect to Russia – according to Investing.com, based on 10-year debentures as of December 2013.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).

Additional macro-economic data

In 2013, a certain positive momentum was recorded across Central and Eastern Europe, which was reflected in higher growth rates, improved forecasts and renewed confidence. According to estimates, the average GDP increase in the countries in which ATR operates increased, and according to the forecasts ATR’s core regions, Poland, the Czech Republic and Slovakia, all rated A, are expected to lead growth in the region in the coming years. Also, during 2013 investment activity in the investment property markets in Central and Eastern Europe countries increased.

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9.4	Aggregate data about the field of operation

The tables below provide data about ATR’s income-producing properties:

As aforesaid, the Company accounts for ATR in its financial statements using the equity method. The data included in this section below include ATR’s data, calculated according to the Company’s interests in ATR (as of December 31, 2013 - 39.8% and in 2013 – 36.15%; as of December 31, 2012 – 34.5% and in 2012 – 33.75%; and in 2011 -31.6%), as well as the Company’s share in ATR’s data, calculated according to the Company’s effective interests (namely through its chain holdings in ATR) in the property. However, the number of income-producing properties and the GLA with respect thereto are presented based on ATR’s ownership of the properties (39.8% or 34.5%, respectively)

9.4.1	GLA of income-producing properties

The following table provides details regarding the GLA of ATR’s income-producing properties as of December 31, 2013 and 2012 (in square meter thousands) (assuming full consolidation):

Region	Total GLA of income- producing properties	As of December 31
		2013		2012
			As a percentage of total property GLA		As a percentage of total property GLA
Poland	Total GLA owned by ATR	423	33.5%	390	31.4%
	Company’s share	168		135
Czech Republic	Total GLA owned by ATR	356	28.2%	374	30.1%
	Company’s share	142		129
Russia	Total GLA owned by ATR	241	19.1%	237	19.1%
	Company’s share	96		82
Other(*)	Total GLA owned by ATR	241	19.2%	243	19.4%
	Company’s share	96		84
Total	Total GLA owned by ATR	1,261	100%	1,244	100%
	Company’s share	502		430

(*)	The reference to “other” in section 9.4.1 includes ATR’s properties in Slovakia, Hungary, Romania and Latvia.

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9.4.2	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR’s income-producing properties as of December 31, 2013 and 2012:

	Fair value of income- producing properties	As of December 31
Region		2013		2012
			As a percentage of total property value		As a percentage of total property value
Poland (in EUR thousands)	Consolidated	488,389	51.6%	355,718	47.1%
	Company’s share	488,389		355,718
Czech Republic (in CZK thousands)(*)	Consolidated	4,495,199	17.3%	3,871,801	20.4%
	Company’s share	4,495,199		3,871,801
Russia (in EUR thousands)	Consolidated	176,619	18.7%	136,154	18.0%
	Company’s share	176,619		136,154
Other (in EUR thousands) (**)	Consolidated	117,317	12.4%	108,650	14.5%
	Company’s share	117,317		108,650
Total (in NIS thousands)	Consolidated	4,524,740	100%	3,712,410	100%
	Company’s share	4,524,740		3,712,410

(*)	The data in section 9.4 regarding the Czech Republic are presented in Czech Koruna (CZK), which is the commercial currency for the properties in this region. The data include also properties in this region whose principal commercial currency is the Euro, and for which the currency was converted to Czech Koruna according to the average exchange rate in the period.
(**)	The data in section 9.4 which refer to “other” are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different commercial currency, which was converted to Euro according to the average exchange rate in the period.

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9.4.3	NOI

The table below provides data about ATR’s NOI for 2013, 2012 and 2011:

Region	NOI	2013		2012		2011
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland (in EUR thousands)	Consolidated	28,610	41.5%	24,831	40.6%	19,144	40.6%
	Company’s share	28,610		24,831		18,431
Czech Republic (in CZK thousands)	Consolidated	320,544	17.9%	297,206	19.3%	192,480	16.8%
	Company’s share	320,544		297,206		192,480
Russia (in EUR thousands)	Consolidated	19,149	27.8%	16,094	26.3%	11,485	24.4%
	Company’s share	19,149		16,094		10,725
Other (in EUR thousands)	Consolidated	8,880	12.8%	8,436	13.8%	8,547	18.2%
	Company’s share	8,880		8,436		8,547
Total (in NIS thousands)	Consolidated	330,853	100%	303,149	100%	234,243	100%
	Company’s share	330,853		303,149		226,971

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9.4.4	Revaluation gains (losses)

The table below provides data about ATR’s revaluation gains (losses) for the years 2013-2011:

Region	Revaluation gains (losses)	2013		2012		2011
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Poland (in EUR thousands)	Consolidated	5,874	110.5%	8,667	43.9%	18,964	48.5%
	Company’s share	5,874		8,667		18,657
The Czech Republic (in CZK thousands)	Consolidated	(142,691)	(97.8%)	501	0.1%	76,367	7.6%
	Company’s share	(142,691)		501		76,367
Russia (in EUR thousands)	Consolidated	13,442	252.8%	12,664	64.1%	14,231	36.4%
	Company’s share	13,442		12,664		12,100
Other (in EUR thousands)	Consolidated	(8,797)	(165.5%)	(1,596)	(8.1%)	2,949	7.5%
	Company’s share	(8,797)		(1,596)		2,949
Total (in NIS thousand)	Consolidated	25,505	100%	97,885	100%	194,671	100%
	Company’s share	25,505		97,885		194,671

9.4.5	Average rent per square meter

The table below provides data about ATR’s average monthly rent per square meter for the years ended on December 31, 2013 and 2012 (in EUR):

	For the year ended December 31
Region	2013	2012
Poland (in EUR)	23.0	22.3
Czech Republic (in CZK)	284.4	280.9
Russia (in EUR)	28.7	27.2
Other (in EUR)	13.7	13.8

(*)	The data included in this section refer to ATR’s entire share in the properties, and not the Company’s share in the rent.

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9.4.6	Average occupancy rates

The table below provides data about the occupancy rates in ATR’s properties as of December 31, 2013 and the average occupancy rates in each of the years 2013 and 2012:

Region	As of December 31, 2013	For the year ended December 31, 2013(*)	For the year ended December 31, 2012(*)
Poland	97.3%	97.0%	97.3%
Czech Republic	96.7%	96.5%	96.2%
Russia	99.6%	99.4%	98.5%
Other	97.8%	97.7%	97.3%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.4.7	Number of income-producing properties

The table below provides data about the number of ATR’s income-producing properties as of December 31, 2013 and 2012 (assuming full consolidation):

	As of December 31
Region	2013	2012
Poland	22	21
Czech Republic	95	98
Russia	7	7
Other	29	30

Total	153	156

9.4.8	Average yields

The table below provides data about ATR’s actual average yields as of December 31, 2013 and 2012 (based on property value at the end of the year):

	As of December 31
	2013	2012
Poland	6.7%	7.0%
Czech Republic	7.6%	7.9%
Russia	12.3%	12.6%
Other	8.1%	8.0%

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9.5	Expected rental income from lease agreements entered into(*)(**)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	Quarter 1	212,654	9,897	220	27
	Quarter 2	209,611	9,855	143	24
	Quarter 3	207,705	9,832	175	26
	Quarter 4	204,373	9,780	173	24
	2015	764,612	37,257	478	115
	2016	716,168	36,231	430	93
	2017	652,931	34,469	470	188
	2018 and thereafter	1,131,850	62,869	1,242	734

	Total	4,099,904	210,190	3,331	1,231

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	The data provided in this section refers to ATR’s expected income and do not include the Company’s share therein.

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9.6	Aggregate data about properties under construction in the field of operation(*)

Region	Parameters	For the year ended December 31
		2013	2012	2011
Poland	Number of properties under construction at the end of the period(**)	1	1	3
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	55	75	87
	Total costs invested in the current period (consolidated) (in EUR thousands)	42,405	6,845	3,833
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	90,388	41,650	78,183
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	24,637	57,607	5,795
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	24,637	57,607	91,000
	Percentage of the GLA under construction with respect to which lease agreements have been signed	96%	87%	60%
	Expected annual revenue from projects completed during the subsequent period and for which contracts were signed with respect to 50% or more of their GLA (estimate) (consolidated) (in EUR thousands) (***)	8,822	9,321	492

(*)	The data provided in this section refers to ATR’s share of the properties and not to the Company’s share therein.
(**)	In 2012, the construction of a property classified as an income-producing property was completed, and the other property was consolidated with another income-producing property.
(***)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

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9.7	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about ATR’s plots of land for investment as of December 31, 2013 and 2012(*):

Region	Parameters	As of December 31
		2013	2012
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	108,291	101,475
	The total area of plots of land at the end of the period (in square meter thousands)	480	417
	Total construction rights on land, according to approved plans (in square meter thousands) (**)	241	93
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in CZK thousands)	109,854	114,956
	The total area of plots of land at the end of the period (in square meter thousands)	20	24
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	128,374	145,230
	The total area of plots of land at the end of the period (in square meter thousands)	1,410	1,490
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	233,132	245,470
	The total area of plots of land at the end of the period (in square meter thousands)	950	952
	Total construction rights on land, according to approved plans (in square meter thousands)	—	396

(*)	The data provided in this section refers to ATR’s share of the properties and not to the Company’s share therein.
(**)	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR’s countries of activity.

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9.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2011 and in 2013 (in 2012 ATR did not sell or acquire income-producing properties)(*):

			For the year ended December 31,
Region			2013	2011
Poland	Properties acquired	Number of properties acquired during the period	1	2
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	146,012	230,387
		NOI of properties acquired (consolidated) (in EUR thousands)	9,555	8,392
		Area of properties acquired during the period (consolidated) (in square meter thousands)	32,659	79,100
Czech Republic	Properties acquired	Number of properties acquired during the period	—	1
		Cost of properties acquired during the period (consolidated) (in CZK thousands)	—	4,570,518
		NOI of properties acquired (consolidated) (in CZK thousands)	—	72,727
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	38,500
	Properties sold	Number of properties sold during the period	3	—
		Proceeds from the realization of properties sold during the period (consolidated) (in CZK thousands)	107,019	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	13,143	—
		NOI of properties sold (consolidated) (in CZK thousands)	7,865	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(271)	—
Other	Properties sold	Number of properties sold during the period	1	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	203	96,900
		Area of properties sold during the period (consolidated) (in square meter thousands)	2,242	48,900
		NOI of properties sold (consolidated) (in EUR thousands)	(38)	4,763
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(120)	77,658

(*)	The data provided in this section refers to ATR’s entire share of the properties and not the Company’s share therein.

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9.9	Human capital

9.9.1	As of December 31, 2013, ATR (and its wholly-owned subsidiaries) has 358 employees (351 employees in 2012), as follows: management – 8 employees; operating department – 186 employees; development department – 25 employees; finance and administration – 84 employees; information systems department – 8 employees; legal department – 19 employees; other – 28 employees.

ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to seniority of position. ATR’s officers are also entitled to long-term share-based compensation, as detailed below.

9.9.2	ATR’s share-based compensation plans\

(a) 2013 ESOP

In May 2013, ATR adopted a managers, key employees and consultants’ share option plan under which ATR may grant share options that are convertible into up to 5 million shares of ATR. In general, share options granted under the plan will vest in four equal annual batches, until 10 years have elapsed from their grant date, at an exercise price to be decided according to the average ATR share price at the grant date. As of December 31, 2013, the company granted 3.6 million share options by virtue of the plan, exercisable at an average price per share of EUR 4.36.

(b) 2009 ESOP

In 2009, ATR adopted an officers and employees’ share option plan (the scope of which was increased in 2010), under which ATR was entitled to grant to its key employees up to 8.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of 3 years. As of December 31, 2013, 3.1 million share options granted to key employees under this plan have yet to be exercised. These are exercisable at an average price of EUR 3.65 per share. Following the adoption of the 2013 ESOP, no additional grants will be made under the 2009 ESOP.

(c) Restricted share plan

In May 2011, ATR’s Board of Directors adopted a restricted share plan that allows ATR’s directors to choose to receive ordinary shares of ATR in lieu of the directors’ compensation they are entitled to up to their annual compensation amount, where under certain circumstances ATR may refuse to grant shares. Shares will be allotted at a price per share calculated based on the share’s price in the 30 trading days preceding the allotment. As of December 31, 2013, 45 thousand shares were allotted in aggregate under this plan.

9.10.	Credit and financing[12]

9.10.1	Credit rating – ATR and its debentures are rated BBB- (Stable Outlook) by S&P and Fitch.

9.10.2	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2013:

	Balance (EUR in thousands)	Weighted interest rate(*)	Average repayment period (years)(**)
Secured loans from financial institutions at fixed interest	48,579	3.09%	4.0
Secured loans at variable interest	255,910	4.11%	5.0
Secured debentures at variable interest	112,544	3.43%	3.1
Secured debentures at fixed interest	40,329	4.40%	1.6
Unsecured debentures at fixed interest(***)	346,193	4.00%	6.4

Total	803,555

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit.
(***)	Issued in the reporting period.

[12]	The data provided in this section refer to ATR’s entire share of the credit and financing and does not include the Company’s share therein.

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9.10.3	Financial covenants

Some of the mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, ATR and its subsidiaries are in compliance with all the specified covenants.

Taxation

9.10.4	As a company incorporated in Jersey Island, the income tax rate payable by ATR is 0% (with the exception of specific operating regions in which the tax rate is 10% or 20%). The corporate tax rate in ATR’s main operating regions, Poland and the Czech Republic, is 19%, and in Russia the federal corporate tax rate is 2%, and the regional tax rate is 15.5%-20%.

10.	Initiation, development, management and construction of real estate projects

10.1	General

The Group engages through Dori Company and its affiliates (“Dori Group”) in the development and construction of residential projects in Israel and in Central and Eastern Europe, as well as in contractual works in Israel. In addition, Dori Group owns indirectly 11.25% of the issued share capital of Dorad Energy Ltd. (“Dorad”), which is working toward the construction of a private power station that is fueled by natural gas in the Ashkelon area.

As of the date of the original report, Dori Company is owned through Gazit Development (in which the Company owns 82.5% of the share capital and voting rights). For details regarding the increase of interests of the Company in Gazit Development as of the date of republication the restated report, refer to Note 40l to the financial statements. As of the reporting date, Gazit Development owns 73.9% of the share capital and voting rights in Dori Company.

Dori Group’s activity involving the construction of projects is carried out mainly through U. Dori Construction Ltd. (“Dori Construction”), a public company whose securities are listed on the Tel Aviv Stock Exchange. Immediately prior to the publication date of the original report, Dori Company owns 59.7% of Dori Construction’s issued share capital, and is its controlling shareholder. Dori Company and Dori Construction were party to an agreement which governed their activities with regards to development and construction operations. In addition, Dori Company and Gazit Development’s subsidiary which owns Dori Company’s shares are party to another agreement which governs their activities.

In October 2011, Gazit Development informed Dori Group that it is conducting initial checks aimed, inter alia, at examining the possibility of increasing the efficiency of Gazit Development and of Dori Group, including by way of structural changes, consolidation of activities and/or introduction of additional partners. The notice clarified that the feasibility of these actions depends on the occurrence of a number of elements that have yet to take place, and that a comprehensive discussion of the matter has not been held yet nor has the Board of Directors of Gazit Development and/or of the Company made any decision in this matter. As of the date of the original report, there is no certainty that any decisions will in fact be made in this matter. For details regarding a scheme for investment in Dori Group’s equity by Gazit Development, refer to Notes 40i and 40j to the financial statements.

10.2	Market characteristics and macro-economic environment

For details regarding macro-economic parameters for Israel and Poland, where most of Dori Group’s activity is focused, refer to section 11.1.2 below and to section 9.3 above.

10.3	Dori Group’s fields of operation

Presented below is a description of Dori Group’s fields of operation:

10.3.1	Activity as a construction contractor

Within the framework of this field of activity, Dori Group operates, mainly through Dori Construction and its subsidiaries, as a construction company that engages in the implementation of complex construction projects in the residential, hotels, public, senior housing, offices, shopping centers and industrial buildings sectors, as well as in performing the finishing of buildings and operating various systems that support construction activities.

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Its primary customers are real estate companies, business entities, acquisition groups, business companies, government corporations, private customers and entities that require finishing or redevelopment works. In the majority of the projects, the consideration is set based on quantities measured or as a lump sum (namely, total consideration up to completion of the project as defined), and in a few instances the consideration is set at cost plus.

Its construction services involve both the industrial method and the conventional method. Dori Construction is proficient in the construction of complex projects, in the construction of residential or office towers using advanced forms, and in performing finishing works. Dori Construction operates both as a principal contractor and as a subcontractor, does both frame and finishing works, which are the main part of the construction work, and engages suppliers and subcontractors for various works. The availability of the majority of the main raw materials used in this field of operation is high, and they are found in Israel.

Dori Group’s order backlog (viz., binding orders that have yet to be recognized as income in the financial statements) in this field of operation as of December 31, 2013 and immediately prior to the publication date of the original report amounts to NIS 1.9 billion.

This field of operation is characterized by numerous competitors. Dori Construction has a competitive advantage in the construction of complex projects and in the construction of combined facilities and security facilities, as well as in the provision of services in an all-inclusive package. Dori Construction assesses that it has a substantial share in the high-rise buildings sector, and especially luxury towers.

The average credit from suppliers in this field of operation in 2013 amounted to NIS 497 million, and the average payables days outstanding stood at 114 days. The average credit given to customers in this field of operation in 2013 amounted to NIS 537 million, and the average trade receivables days outstanding stood at 125.

Dori Construction finances its activity mainly from supplier credit, its own equity, credit from banks, securities issuance and its controlling shareholders. It has credit facilities from banks, which comprise monetary credit and guarantees, which as of December 31, 2013 amounted to NIS 657 million (NIS 732 million immediately prior to the date of the original report). In addition, in February 2014, Gazit Development placed at Dori Construction’s disposal credit facility in the amount of up to NIS 75 million until February 2015. For details regarding additional Credit Facilities granted by Gazit Development to Dori Construction as of the date of republication the restated report, refer to Section 7.1h on the Directors’ report. Dori Construction and Rom Geves are party to an agreement with an insurance company, under which it will be provided a facility to issue tender and construction guarantees. Additionally, Dori Construction has tradable debentures of par value NIS 90 million, that were issued in the reporting period and are rated A3 (Stable Outlook) by Midroog.

In February 2010 Dori Company and Dori Construction entered into an agreement under which Dori Company placed at the disposal of Dori Construction a credit facility and/or guarantees up to a total of NIS 450 million. Under the provisions of the Companies Law (Amendment No. 16), 2011, the agreement ended in February 2013, and as of December 31, 2013 the credit and/or guarantees provided under the said agreement amounted to NIS 60 million and as of the original report publication date no monetary credit has been utilized out of the said facility and new guarantees cannot be provided under it.

10.3.2	Development activity

Within the framework of this field of operation, Dori Group engages in the locating, initiation, development, construction, marketing and sale of real estate projects in Israel, as well as in the development and construction of residential projects in Central and East European countries, mainly in Poland.
The real estate development activity in Poland is carried out through Dori Company (indirect) interests in 39.8% of the share capital and voting rights in Ronson Europe N.V. (Dori Group has joint control in Ronson Europe, with a third party13), a company incorporated in the Netherlands, whose securities are listed on the Warsaw Stock Exchange (WSE) in Poland (“Ronson Europe”).

[13]	In November 2013, Dori increased its interests in Ronson from 32.1% to 39.8%, following the closing of a transaction for the purchase of shares between Dori and the partner in Ronson and another third party, involving also another shareholders agreement with the said partner which regulates their relationship as indirect shareholders in Ronson also with respect to the additional shares purchased as aforesaid and grants them joint control in it.

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DESCRIPTION OF THE COMPANY’S BUSINESS

Dori Group’s activity in Bulgaria is carried out through foreign companies owned by it together with a third party that has entered into a shareholders’ agreement with Dori Company.

Dori Group purchases from time to time rights in real estate, as part of development projects.

Dori Group’s customers are apartment buyers from the general public and diverse business customers, depending on the designation of the property under construction. Dori Group maintains contact with its customers throughout the project until the property is delivered, and where it also serves as the construction contractor it provides maintenance and a warranty.

Presented below are details regarding Dori Group’s residential properties under construction as of December 31, 201314:

Country	No. of units	Construction area (square meters)	No. of sold units as of December 31, 2013	Income recognized until December 31, 2013 (NIS in thousands)	Accrued cost as of December 31, 2013 (NIS in thousands)
Israel	1,621	320,887	663	352,042	568,548
Poland	6,496	416,100	1,128	314,212	715,243
Bulgaria	185	22,736	103	40,974	4,804
Slovakia	185	14,583	32	—	32,497
Ukraine	—	—	—	—	4,410

As of December 31, 2013, Dori Group is engaged in the planning, construction and sale of 36 projects comprising 8,200 residential units (of which 6,000 units are in Poland, and are owned by Ronson Europe) and 35 thousand square meters of commercial space, of which 1,500 residential units are under construction (of which 1,046 are owned by Ronson Europe). The order backlog (signed contracts not yet recognized as income in the financial statements) as of December 31, 2013 and immediately before the original reporting date amounts to NIS 650 million and NIS 718 million, respectively (NIS 583 million as of December 31, 2012).

The average credit from suppliers in this field of operation in 2013 was negligible. Credit to buyers is governed by the various agreements, and when a purchase agreement is signed Dori Group usually receives 7%-15% of the agreement’s worth. The consideration for the apartments is paid to Dori Group in installments as prescribed by the terms of the sale agreement. The installments are linked to the residential construction inputs prices, as is the practice in the sector. The Group does not customarily extend credit to apartment buyers beyond the payment schedule set in the sale agreement, and the buyer is given possession only after the consideration is paid in full.

This field of operation is also characterized by numerous competitors, including public and private real estate companies, and in recent years also acquisition groups, as well as a supply of second-hand apartments. The majority of the competition is between geographically adjacent projects.

10.3.3	Dorad Energy - construction of a private power station

Dori Group is a partner, through Dori Energy Infrastructures Ltd. (in which Dori Group owns 60% of the issued share capital; “Dori Energy”), in a project for the construction of a private power station with a capacity of about 800 MW in the Ashkelon region, through Dorad. The station will be fueled by natural gas as the main fuel.

The remainder of Dori Energy’s shares (40%) (indirectly) are owned by a private company owned by a third party, Alumei Energy Capital Ltd. (“Alumei “), which holds a call option to increase Alumei’s interests in the share capital of Dori Energy up to 50%. In addition, Dori Company and Alumei are party to a shareholders’ agreement which regulates their relationship as Dori Energy’s shareholders, and which provides them with joint control in Dori Energy.

[14]	The details regarding Poland and Bulgaria represent 100% of the properties of companies in which Dori owns in Bulgaria 50% and in Poland 39.8% (and which are jointly-controlled companies). The data regarding Israel and Slovakia pertain to Dori’s share (100%).

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As of the original reporting date, Dori Energy owns 18.75% of Dorad’s issued share capital. Dorad’s remaining shares are owned by third parties that have entered into a shareholders agreements which regulates a variety of issues, including with regard to the interests of the shareholders in Dorad’s shares, their investments in Dorad, its financing and management, and its operation.

Dorad holds a conditional license for the construction of a power station in Ashkelon, that will be fueled by natural gas and diesel oil as the backup fuel. The conditional license was granted in February 2010 for a period of 54 months, subject to Dorad meeting the milestones prescribed and provisions of the conditional license. If Dorad complies with all the conditions included in the conditional license, mainly: financial closing, provision of guarantees, and meeting of the fundamental conditions and provisions with regard to the timetables for the construction, financing and operation of the power station, it will be granted a permanent production license. Within the framework of the license, the license holder undertakes to maintain its equity at no less than 20% of the value of the facility. Dori Company undertook toward the Public Utility Authority – Electricity, to provide 18.75% of the aforesaid capital. As of December 31, 2013, Dorad’s total investment in the project amounted to NIS 4,054 million, and the remaining amount required to complete the project is estimated at NIS 570 million.

In January 2011, Dorad received from the Public Utility Authority – Electricity a tariff approval for 20 years starting from the receipt of the permanent license. In July 2013, the connection of the power station to the national grid of Israel Electric Corp. was completed, and in November 2013 the station was connected to the natural gas pipeline.

As of the date of the original report, Dorad is in the advanced stages of the acceptance testing of the power station, and is working to complete the permits it requires in order to receive a permanent production license. The commercial operation of the station is scheduled to start in March-April 2014 (the estimate as to the power station operation date is forward looking information, as it is defined in the Securities Law, which is based on the power station construction status as of the original report date, and is subject to delays).

For its operation, Dorad entered into a series of agreements, including an agreement for the purchase of natural gas with the Tamar gas partnership and an agreement for the transport of natural gas, a lease agreement for the land on which the station was constructed, agreements for the construction of the power station, an agreement for operating and maintenance services for the power station, an agreement for the provision of infrastructure and energy services with Israel Electricity Corp., etc.

In addition, Dorad entered into financing agreements (with banks and institutional bodies for the provision of credit and financial means for the construction of the power station, at up to 80% of the total cost of the project; where the balance is financed by the Dorad’s shareholders pro rata to their share in Dorad’s equity. According to the agreements with the financing entities, the estimated cost of the project is NIS 4.5 billion. Within the framework of the financing agreements, the entire issued share capital of Dorad as well as all rights in connection with the station were pledged in favor of the financing bodies. Dori Company and Dori Energy undertook, jointly and severally, to provide Dori Energy’s share in the shareholders’ equity. As of December 31,2013, Dori Company total investment in Dori Energy is NIS 133,350 thousand).

As of December 31, 2013, the total financing amount extended by the financing bodies to Dorad was NIS 3,065 million.

As of the date of the original report, Dorad has entered into conditional agreements for the sale of electricity with several government and business bodies (including with its controlling shareholder – Gazit Development), with regard to the supply of 90% of the production output of the power station, at reduced rates relative to the rates normally paid by electricity consumers, for terms of 6-20 years.

As of the date of the original report, Israel Electricity Corp. is the principal electricity supplier in Israel, and to the best of Dori Group’s knowledge, production by the other private electricity suppliers that have begun producing electricity under existing regulation or a specific tariff approved, is negligible.

In recent years, the Public Utility Authority – Electricity is working to regulate the electricity sector, including by establishing regulation to prepare the sector for the massive introduction of private electricity producers. According to the publications of the Public Utility Authority – Electricity, it is working to formulate a reform that will comprise, inter alia, additional rate-related and economic arrangements, which would impose additional costs on the private electricity producers.

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In June 2011, Dori Company and Dori Construction entered into an agreement for civil engineering works toward the construction of the power station, according to which Dori Construction will serve as Dori’s subcontractor. In 2013, Dori Company and Dori Construction file legal claims against the construction contractors of the station with respect to a payment demand by Dori Company and Dori Construction for works they carried out for which consideration amounting to U.S.$ 13.8 million was not received. At the same time, the construction contractors filed a motion to initiate an arbitration proceeding against Dori Company and Dori Construction in an arbitration institute in London, to settle a monetary claim by the construction contractor amounting to U.S.$ 12.3 million, and have announced that the main agreement is void and that they intend to seize the construction guarantee placed by Dori Company under the agreement. As of the original reporting date, a temporary injunction was issued against the seizure of the construction guarantee. Furthermore, Dori Company and Dori Construction have announced their intention to file another monetary claim estimated at U.S.$ 28 million against the construction contractor, for additional works which they carried out and were not paid for, as well as amounts deriving from an increase in the scope of works relative to the scope presented on entering the agreement, as well as damages caused to them due to the unlawful voiding of the agreement by the construction contractor. In addition, subcontractors in the Dorad project have filed claims against Dori Company and Dori Construction amounting to NIS 22.6. million.

Dori Company’s investment in Dorad could have a material effect on the results of operations of Dori Group and its financial position, subject to Dorad’s compliance with the conditions of the conditional license and its targets, including from the aspect of the construction, operation and sales costs of the power station.

10.4	Human capital

As of December 31, 2013, Dori Group employed 554 people (including 532 employees of Dori Construction and its subsidiaries and related companies). In addition to employees employed on a permanent basis, Dori Construction uses manpower agencies to employ a small number of employees on a casual basis, according to its needs. In addition, Dori Group uses, on a casual basis, the services of manpower companies employing foreign workers.

Most of Dori Group’s employees sign a document that regulates their employment terms. Dori Construction’s construction employees are subject to the general collective labor agreement in the construction, infrastructures, mechanical engineering equipment, public works and renovation sectors, which regulates and updates the employment terms of employees in these sectors.

Dori Company and Dori Construction customarily provide incentives and reward their employees, from time to time, including based on their meeting performance goals. Officers in Dori Company and in Dori Construction are entitled to bonuses in accordance with their personal employment terms. Dori Construction maintains an option plan for its employees, as well as for employees of its subsidiaries and related companies, under which 2.085 million share options were granted as of the original reporting date.

Under the provisions of the Companies Law (Amendment No. 16), 2011, in February 2013 the services agreement between Dori Construction and the Dori Group expired, and the parties are working to renew it. In addition, in September 2012 Dori Company entered with Gazit Development and with its CEO and shareholder, Mr. Ronen Ashkenazi, into an agreement under which Mr. Ashkenazi will provide his services as Dori Company’s CEO for a three-year period. In addition, at that date Dori Company entered with Gazit Development into a management services agreement.

10.5	Credit and financing

10.5.1	General

Dori Group finances its current operations mainly through loans from banks and institutional entities, supplier credit and cash flows from operating activities and from its equity, which as of December 31, 2013 amounts to NIS 418 million and finances 20% of its properties. In addition, Dori Group finances its operation through the issuance of securities. The banking and institutional credit is granted against the encumbrance of fixed assets and their returns, or with no encumbrance. In projects in which it is the initiator, Dori Group enters into support agreements with banks, under which it receives bridge credit facilities which provide it with all financial services required during the project life, including issuing guarantees to apartment buyers. These financial support agreements require Dori Company to pledge to the banks all its rights in the project real estate as well as its rights toward the apartment buyers in the project, and under these agreements the project cash flows are managed in their entirety by the bank and the project’s progress is closely supervised.

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DESCRIPTION OF THE COMPANY’S BUSINESS

The credit restrictions imposed on Dori Group are with regard to specific projects, and are restrictions undertaken by the Group by virtue of the bank support agreements for these projects, as is the accepted practice.

10.5.2	Credit facilities

As of December 31, 2013 and immediately prior to the date of the original report, the total amount of Dori Group’s credit facilities (including financial credit and guarantees) amounted to NIS 1,487 million (including monetary credit in the amount of NIS 100 million and guarantees in the amount of NIS 1,386 million). The total credit amount utilized as of December 31, 2013 is NIS 680.5 million (including financial credit in the amount of NIS 45 million and guarantees in the amount of NIS 636 million).

In return for debentures, credit and additional bank services provided to Dori Group, Dori Group has undertaken to comply with financial covenants, as well as to refrain from creating a floating charge on the properties of some of the Group companies. For details regarding the financial covenants, refer to Note 22d7 and Note 20e to the financial statements. For details regarding Dori Group and Dori Construction in compliance with the financial covenants, refer to Note 40h to the financial statements.

10.5.3	Guarantees

In the ordinary course of business, construction and quality guarantees are issued at Dori Group’s request by banks and insurance companies, with respect to its undertakings relating to construction permits and with respect to certain sale agreements.

10.5.4	Summary of balances

As of December 31, 2013, the outstanding short-term credit bearing variable interest amounted to NIS 43,900 thousand, and bears credit at a rate of 3. 5%-4%. As of December 31, 2013, the outstanding long-term credit bearing variable interest amounted to NIS 4.6 million, and bears credit at a rate of 4.5.

As of December 31, 2013, Dori Company’s debenture balance amounts to NIS 484.6 million, of which NIS 385.6 million bear CPI-linked fixed interest at an annual rate of 2.9% - 8.9% and the remainder are at a variable interest, are repayable between 2014 and 2021, and are rated A2 (Stable Outlook) (Israeli rating scale) by Midroog Ltd. in accordance with a rating report dated September 2014.

10.6	Principal risk factors

The risk factors that may impact Dori Group are mainly general changes in the economy with respect to residential construction inputs, land supply and availability, and the demand for apartments and their prices; changes and/or worsening of the geo-political and security situation, which could impact the economy as a whole and the real estate sector in particular, including cause a decline in the demand for apartments and increase in the prices of construction inputs; government policy, including with regard to the marketing of land owned by the Israel Lands Administration, and the scope of benefits for apartment purchasers, as well as with regard to matters related to the availability of foreign workers, taxation, construction and real estate licensing and planning processes; changes in the policy of the banking system, including with regard to supervision on the liquidity and capital adequacy rates of the banks and limitations on the credit provided by them, and changes in the ability to raise capital; increases in financing expenses; interest rate fluctuations and significant increase in the consumer price index; increases in the labor wages input; increases in raw material prices and their availability; financing difficulties due to changes in the requirements of banks and increased uncertainty in the capital market; financial risks such as liquidity, credit, interest rate, residential construction inputs prices index, foreign currency and derivative and hedging risks; earthquake damage with respect to which Dori Group is required to pay excess insurance; international market risks pertaining to Dori Group’s activity in Central and Eastern Europe, mainly exchange rate fluctuations, partial adjustment of real estate prices to the input prices, and risks deriving from the political and economic situation in these countries; dependence of Dori Construction’s classification as a contractor on Dori Group’s classification as a contractor; investment in the power station construction project through Dorad, that entails uncertainty and risk with respect to the return of the investment, the project’s profits and the yield for the Group; and risks entailed in Dorad’s operation, which include, inter alia, changes in the electricity rates, shortage of natural gas, environmental considerations, a delay in operating the power station, the receipt of a permanent production license; the implications of the Concentration Law, etc.

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11.	Supplementary activities of the Company that do not comprise a separate segment

11.1	Gazit Development

11.1.1	The Company has been operating in Israel in the shopping center sector through the subsidiary Gazit Development, of which the Company owns 82.5% (75% on a fully diluted basis). As of December 31, 2013, Gazit Development owns 10 income-producing properties, one investment property under development and a number of plots of land for investment in Israel. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for investment in Bulgaria and in Macedonia[15] (“Gazit Development (Bulgaria)”). For details regarding increase of the Company’s interests as of the date of republication the restated report, refer to Note 40l to the financial statements.

Since June 2011, Gazit Development owns 73.9% of the share capital and voting rights in Dori Company (for details regarding Dori Group’s activity, refer to section 10 of the report). In addition, Gazit Development owns 26% of an income-producing property in Israel. For details regarding a scheme for investment in Dori Group’s equity offered by Gazit Development to Dori Group as of the date of republication the restated report, refer to Notes 40i and 40j to the financial statements.

It is clarified that the data in this section 11.1 do not include Dori Company’s activity, which is provided, as aforesaid, in section 10 of the report, or its interest in the aforesaid income-producing property.

For details regarding the shareholders’ agreement pertaining to Gazit Development, refer to section 23.5 below.

11.1.2	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*)of Israel, where Gazit Development conducts most of its operations:

	Israel
	As of December 31,
Macro-economic parameters	2013	2012	2011
Gross domestic product (PPP)	U.S.$ 274.5 billion	U.S.$ 260.9 billion	U.S.$ 248.1 billion
GDP per capita (PPP)	U.S.$ 34,876	U.S.$ 33,878	U.S.$ 32,925
GDP growth rate (PPP)	5.21%	5.16%	6.63%
GDP growth rate per capita (PPP)	2.95%	2.89%	4.33%
Inflation rate(**)	1.8%	1.6%	2.2%
Yield on long-term government debt(***)	2.60%	2.90%	3.00%
Rating of long-term government debt(****)	A+/A1	A+/A1	A+/A1
Exchange rate of local currency to U.S.$ as of December 31(*****)	NIS – U.S.$ 0.288	NIS – U.S.$ 0.269	NIS – U.S.$ 0.263

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2013.
(**)	According to publications of the Central Bureau of Statistics.
(***)	According to Bank of Israel data with respect to long-term government debentures (www.bankisrael.com).
(****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(*****)	According to Bank of Israel data.

[15]	Gazit Development’s properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in which it owns 75% and 50%, respectively, while the remainder is owned by third parties).

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11.1.3	Principal aggregate data about Gazit Development’s properties

The table below provides principal data about Gazit Development’s income-producing property:

	As of December 31
	2013	2012
Total GLA of income-producing properties (consolidated) (in square meter thousands)	133	133
Total GLA of income-producing properties (Company’s share) (in square meter thousands)	110	100
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,386,107	2,334,795
Fair value of income-producing properties (Company’s share) (in NIS thousands)	1,968,538	1,751,096
NOI of the properties (consolidated) (per year, in NIS thousands)(*)	158,788	151,382
NOI (Company’s share) (per year, in NIS thousands)(*)	122,068	113,537
Revaluation gains (consolidated)	27,897	35,248
Revaluation gains (Company’s share)	21,663	26,436
Average monthly rent per square meter (in NIS)	101.5	97.1
Actual average occupancy rate(**)	For 2013: 98.2%	For 2012: 98.6%
	As of December 31, 2013: 97.1%	As of December 31, 2012: 98.6%
Number of income-producing properties	11	11
Actual average yields according to value at the end of the year	6.9%	7.0%

(*)	In 2011, the NOI of the properties amounted to a total of NIS 149,670 thousand (consolidated) and NIS 112,253 thousand (the Company’s share).
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.1.4	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	160,830	80	3
2015	159,594	45	3
2016	153,864	53	4
2017	147,726	59	5
2018 and thereafter	1,424,927	451	116

Total	2,046,941	688	131

(*)	Assuming exercise of the lease agreement extension options by the tenants.

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11.1.5	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development’s investment properties in Israel that were classified as investment properties under construction in the Company’s financial statements:

	For the year ended December 31
	2013	2012	2011
Number of properties under construction at the end of the period	2	1	1
Total GLA under construction (planned) at the end of the period (in square meter thousands)	12	4	5
Total costs invested in the current period (consolidated) (in NIS thousands)	51,603	—	5,695
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	75,511	29,000	29,000
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	50,000	8,000	8,000
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	108,550	—	—
Percentage of the GLA under construction with respect to which lease agreements have been signed	24%	0%	0%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	—	—	—

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total GLA.

11.1.6	Aggregate data about Gazit Development’s plots of land for investment

The table below provides aggregate data about Gazit Development’s plots of land for investment in Israel (that are classified in the Company’s financial statements as investment property):

For the year ended December 31
	2013	2012
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel – 163,554 Bulgaria and Macedonia – 234,700	Israel – 166,793 Bulgaria and Macedonia – 248,173
The total area of plots of land at the end of the period (in square meter thousands)	Israel – 35 Bulgaria and Macedonia – 227	Israel – 34 Bulgaria and Macedonia – 228
Total construction rights on land according to approved plans (in square meter thousands)	Israel – 41 Bulgaria and Macedonia – 382	Israel – 41 Bulgaria and Macedonia – 196

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11.1.7	Acquisition and sale of properties

The table below provides data about properties sold and acquired by Gazit Development in each of the years 2013, 2012 and 2011:

		For the year ended December 31
		2013	2012	2011
Properties sold	Number of properties sold during the period	—	—	5
	Proceeds from properties sold during the period (consolidated) (in NIS thousands)	—	—	252,736
	Area of properties sold during the period (consolidated) (in square meter thousands)	—	—	16
	NOI of properties sold (consolidated) (in NIS thousands)	—	—	18,629
	Loss recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—

11.1.8	Human capital

As of December 31, 2013, Gazit Development (and its wholly-owned subsidiaries) has 66 full-time employees (70 employees in 2012), as follows: headquarters — 28 employees; property management and operation – 38 employees.

The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management’s discretion.

11.1.9	Credit and financing

Gazit Development finances its investments in properties through Company financing (including in accordance with the Company’s undertakings under the agreement for the establishment of Gazit Development, as referred to in section 23.5 below; the “Founders Agreement”) and through financial institutions.

(a) Share issuance – in August 2013, Gazit Development issued 6.5 million warrants that are convertible into its shares, for no consideration, by way of a rights issuance. Each warrant may be exercised over a three-year period, for an exercise price of NIS 44.01 per share which bears interest at a rate of 6.7%, is linked to the CPI and is subject to adjustments. Immediately after the grant of the share options, the Company exercised all share options allotted to it in consideration for NIS 214 million, against a reduction in the amount of the outstanding loans granted by the Company to Gazit Development, and in a way that increased its interests in Gazit Development by an additional 7.5% to 82.5% of Gazit Development’s share capital (75% on a fully diluted basis). For details regarding an issuance of additional warrants by Gazit Development and the Company’s exercise its share during August 2014, refer to Notes 40i and 40j to the financial statements.

(b) Shareholders’ loans - In addition to the Company’s investment of U.S.$ 85 million in Gazit Development, through a shareholders’ loan, as it had undertaken in the Founders Agreement, the Agreement provides that to the extent that Gazit Development would require financing for its projects, the Company may extend to Gazit Development additional financing, in lieu of bank financing, under terms similar to bank financing terms that Gazit Development may obtain at the relevant loan grant date. This right was provided for initially in the Founders’ Agreement described in section 23.5 below, and its concrete terms were re-established in an agreement between the Company and Gazit Development, dated December 31, 2007.

In addition, the Company extended to Gazit Development Group credit, which as of December 31, 2013 amounts to NIS 852 million, according to a debenture allotment agreement entered into by the Company and Gazit Development in August 2009. Pursuant to this agreement, the Company has extended credit to Gazit Development, in the amount of all the amounts raised by the Company within the framework of the issuance to the public of debentures (Series J) in February 2009 (as extended) (the “Debentures”), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to Gazit Development additional credit, in the amount of all the amounts that it will raise from an extension of the Debentures, if and insofar as it does so, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

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In addition, in June 2011, the Company extended to Gazit Development a loan in the amount of NIS 105 million, within the framework of the sale of Acad’s shares by the Company to Gazit Development. The loan was granted until December 2013, and was secured by a pledge over Acad’s shares sold to Gazit Development. During the reporting period, Gazit Development repaid part of the loan such that as of December 2013 the outstanding loan balance was NIS 24 million, and subsequent to the reporting period it was paid in full (as described below).

As of December 31, 2013, the outstanding balance of the loans extended by the Company to Gazit Development amounted to NIS 1.7 billion (NIS 1.9 billion as of December 31, 2012 and 2011). In addition, subsequent to the reporting period Gazit Development repaid an additional amount of NIS 250 million out of these loans and its credit and debit balance vis-à-vis the Company (as described in subsection c below). For details regarding credit facilities granted by the Company to Gazit Development as of the date of republication the restated report, refer to Section 7.1.h to the directors’ report.

(c) Mortgages - The total of Gazit Development’s mortgage-secured liabilities (excluding commitments with respect to debentures (Series J)) was NIS 388 million as of December 31, 2013 (as of December 31, 2012 – NIS 373 million). Out of the pledged debt, a total of NIS 327 million is at fixed interest at a weighted rate of 3.2%, with an average repayment period of 1.4 years, and the balance, in the amount of NIS 61 million, is at variable interest at a weighted rate of 4.0%, with an average repayment period of 0.7 years.

In January 2014, Gazit Development entered into a loan agreement secured by a pledge over Gazit Development’s propeties, under which it was granted NIS 290 million for a ten-year period. Out of this loan amount, NIS 250 million were used for the partial payment of the outstanding debt (loans and credit and debit balance balance) of Gazit Development to the Company.

(d) Credit facility – Gazit development has an unsecured revolving credit line from a bank in the total amount of NIS 100 million, which was extended, subsequent to the date of the statement of financial position, until February 2015, and of which Gazit development utilized NIS 82 million as of December 31, 2013.

For details regarding credit lines that Gazit Development granted to Dori Construction, subsequent to the date of the statement of financial position, under commercial terms identical to the terms of the credit facility granted to the former by a banking institution, refer to section 10.3.1 of the report and section 7.1h of the directors’ report.

(e) Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 20d5 to the financial statements.

In addition, some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, Gazit Development is in compliance with all the prescribed covenants. For details regarding Gazit Development compliance with the covenants as of the date of republication the restated report, refer to Note 40k to the financial statements.

11.2	Gazit Germany

11.2.1	Since 2006, the Company operates in Germany through a series of subsidiaries which, for convenience, are referred to in this report as “Gazit Germany”. As of December 31, 2013, Gazit Germany owns 7 income-producing properties (6 shopping centers and one other property).

Gazit Germany’s properties are mostly managed by external service providers. The management services include maintenance services, which costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fee charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant’s participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

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11.2.2	Economic data regarding geographic regions

The table below provides the macro-economic characteristics of Germany, where Gazit Germany conducts its operations(*):

Macro-economic parameters – Germany	As of December 31
	2013	2012	2011
Gross domestic product (PPP)	U.S.$ 3,227 billion	U.S.$ 3,167 billion	U.S.$ 3,085 billion
GDP per capita (PPP)	U.S.$ 39,468	U.S.$ 38,666	U.S.$ 37,728
GDP growth rate (PPP)	1.87%	2.66%	5.43%
GDP growth rate per capita (PPP)	2.07%	2.49%	5.40%
Inflation rate	1.61%	2.04%	2.27%
Yield on long-term government debt(**)	1.80%	1.30%	1.93%
Rating of long-term government debt(***)	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31(****)	1.377	1.321	1.295

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2013.
(**)	According to ECB (www.ecb.int) data with respect to 10-year debentures as of December 31, 2013.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).

11.2.3	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany’s investment property as of December 31, 2013 and 2012(*):

	As of December 31
	2013	2012
Total GLA of income-producing properties (in square meter thousands)	101	101
Fair value of income-producing properties (in EUR thousands)	180,969	189,462
NOI of the properties (per year, in EUR thousands) (**)	11,136	11,211
Revaluation losses (in EUR thousands)	(9,411)	(7,662)
Average monthly rent per square meter (in EUR)	12.5	12.2
Actual average occupancy rate	For 2013: 90.3%	For 2012: 92.8%
	As of December 31, 2013: 88.0%	As of December 31, 2012: 92.5%
Number of income-producing properties	7	7
Average yields according to the actual end-of-year value	6.37%	6.00%

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2011 amounted to EUR 11,802 thousand.

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11.2.4	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	65,828	220	14
2015	55,062	24	3
2016	51,955	40	12
2017	43,459	20	6
2018 and thereafter	218,176	116	55

Total	434,480	420	90

11.2.5	Aggregate data about Gazit Germany’s plots of land for investment

As of December 31 of each of the years 2013 and 2012, Gazit Germany had no plots of land for investment that are classified in the Company’s financial statements as investment property.

11.2.6	Acquisition and sale of properties

In 2011, Gazit Germany sold real estate at an area of 18.3 thousand sq.m. for a consideration of EUR 3.4 million.

11.2.7	Human capital

As of December 31, 2013, Gazit Germany has 10 employees (9 employees in 2012), as follows: finance and administration - 5 employees; operating – 5 employees.

11.2.8	Credit and financing

Gazit Germany has long-term loans from banks, all intended for specific use, that are secured by a pledge over its properties, in a total amount of EUR 107 million (NIS 512 million), bearing a variable interest rate of 1.3% (the effective interest rate is not materially different from the weighted interest rate) (after the effect of defensive interest fixing transactions- a weighted interest rate of 5.1%), and with an average repayment period of 2.7 years.

11.2.9	Financial covenants

Some of the loans granted to Gazit Germany in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, Gazit Germany is in compliance with all the prescribed covenants.

11.3	ProMed

11.3.1	ProMed owns and manages medical office buildings in the United States, and among its properties are medical and research office buildings, located mostly in, or in proximity to, hospitals and university campuses.

In some of the medical office buildings owned by ProMed, it rents out areas to anchor tenants that are usually hospitals or other leading medical institutions that are economically sound. The anchor tenants constitute a focal point for other clinics, and in most cases their leases are for long periods.

ProMed’s properties are mostly managed by external service providers. The management services include maintenance services, and their costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fee charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant’s participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants. For details regarding sale of properties by ProMed as of the date of republication the restated report, refer to Section 7.1e to the Directors’ report.

11.3.2	Economic data regarding geographic regions

For details regarding the macro-economic characteristics of the United States, where ProMed conducts its operations, see section 6.3 above.

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11.3.3	Principal aggregate data about ProMed’s properties

The table below provides principal data about ProMed’s income-producing properties, which are used, as aforesaid, as medical office buildings, as of December 31, 2013 and 2012(*):

	As of December 31
	2013	2012
Total GLA of income-producing properties (in square meter thousands)	136	136
Fair value of income-producing properties (in U.S.$ thousands)	557,189	547,325
NOI of the properties (per year, in U.S.$ thousands) (**)	40,731	35,276
Revaluation gains (losses) (in U.S.$ thousands)	(1,300)	21,628
Average monthly rent per square meter (in U.S.$)	30.5	27.5
Actual average occupancy rate	For 2013: 96.5%	For 2012: 96.0%
	As of December 31, 2013: 96.0%	As of December 31, 2012: 96.3%
Number of income-producing properties	16	16
Average yields according to the actual end-of-year value	6.9%	6.4%

(*)	As the Company owns 100% of the share capital of ProMed, ProMed’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2011 amounted to U.S.$ 28,742 thousand.

11.3.4	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2014	146,977	35	9
2015	138,099	22	5
2016	133,722	20	5
2017	117,410	20	27
2018 and thereafter	1,010,746	63	84

Total	1,546,954	160	130

11.3.5	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by ProMed in each of the years 2013, 2012 and 2011:

		For the year ended December 31,
		2013	2012	2011
Properties acquired	Number of properties acquired during the period	—	1	3
	Cost of properties acquired during the period (in U.S.$ thousands)	—	21,750	142,995
	NOI of properties acquired (in U.S.$ thousands)	—	1,450	11,973
	Area of properties acquired during the period (in square meter thousands)	—	7.0	30.9

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11.3.6	Credit and financing

(a) ProMed’s total mortgage-secured loans as of December 31, 2013 amounted to U.S.$ 292 million (NIS 1,012 million), and bear fixed interest at an annual average weighted rate of 5.70%; as of December 31, 2012 and 2011, ProMed’s mortgage-secured liabilities totaled U.S.$ 297.4 million (NIS 1,110 million) and U.S.$ 304.9 million (NIS 1,165 million), respectively. The average maturity period of all loans is 6.1 years.

(b) Financial covenants

Some of the loans granted to ProMed and its wholly-owned subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2013 and immediately prior to the approval date of the original report, ProMed and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

11.4	Gazit Brazil

11.4.1	Since 2007, the Company operates in the shopping centers sector in Brazil through its wholly-owned subsidiary (100%), Gazit Brazil. In 2008, Gazit Brazil began acquiring and developing properties in Brazil, and as of the original reporting date, Gazit Brazil owns 4 income-producing properties and another property under development.

11.4.2	Macro-economic characteristics(*):

Macro-economic parameters-Brazil	As of December 31
	2013	2012	2011
Gross domestic product (PPP)	U.S.$ 2,422.1 billion	U.S.$ 2,330.2 billion	U.S.$ 2,270.4 billion
GDP per capita (PPP)	U.S.$ 12,117.8	U.S.$ 11,747.4	U.S.$ 11,545.1
GDP growth rate (PPP)	3.94%	2.63%	4.75%
GDP growth rate per capita (PPP)	3.15%	1.75%	3.84%
Inflation rate	5.89%	5.84%	6.50%
Yield on long-term government debt (**)	13.05%	9.17%	11.02%
Rating of long-term government debt(***)	BBB/Baa2	BBB/Baa2	BBB/Baa2
Exchange rate of BRL to U.S.$ as of December 31(****)	0.423	0.488	0.5356

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2013.
(**)	According to Market Watch, with respect to 10-year debentures as of December, 2013.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).

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11.4.3	Principal aggregate data about Gazit Brazil’s properties

The table below provides principal data about Gazit Brazil’s income-producing properties as of December 31, 2013 and 2011(*)(**):

	As of December 31
	2013	2012
Total GLA of income-producing properties (in square meter thousands)	32.4	23.4
Fair value of income-producing properties (in BRL thousands)	224,801	167,210
NOI (per year, in BRL thousands) (***)	10,948	8,111
Revaluation gains (losses) (in BRL thousands)	(25,700)	30,595
Average monthly rent per square meter (in BRL)	40.7	46.9
Actual average occupancy rate(****)	For 2013: 90.3%	For 2012: 91.7%
	As of December 31, 2013: 92.4%	As of December 31, 2012: 90.1%
Number of income-producing properties	4	3
Actual average yields according to value at the end of the year	5.7%	6.5%

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The data for 2012 do not include data regarding one income-producing property which, as of the date of the original report, comprises a building with a GLA of 19.1 thousand square meters which is not occupied (other than a negligible part), the fair value of which is BRL 95 million and that, as of the date of the original report, the company intends to reopen. The occupancy rate as of that date does not include the said property.
(***)	The total NOI of the properties of the field of operation in 2011 amounted to BRL 13,586 thousand.
(****)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.4.4	Aggregate data about investment properties under construction in the field of operation

Between the years 2011 and 2013, Gazit Brazil did not have income-producing properties that were classified as investment properties under construction in the Company’s financial statements (with the exception of the property stated in section 11.4.3).

11.4.5	Acquisition and sale of properties (aggregate)

The table below provides data about properties acquired by Gazit Brazil in each of the years 2013, 2012 and 2011:

		For the year ended December 31
		2013	2012	2011
Properties acquired(*)	Number of properties acquired during the period	2	—	—
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	53,279	—	—
	NOI of properties acquired (in BRL thousands)	4,598	—	—
	Area of properties acquired during the period (in square meter thousands)	11	—	—

(*)	Includes additional rights acquired in an existing property.

11.4.6	Human capital

As of December 31, 2013, Gazit Brazil has 17 employees (35 employees in 2012), as follows: management and administration – 6 employees; accounting department – 5 employees; operating and properties department - 6 employees.

The said employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

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11.5	Royal Senior Care (RSC)

Until April 2013, the Company owned indirectly RSC, that engaged in the senior housing facilities sector and that was presented according to the equity method, together with a third party with experience in the field, (50% in the company which owns the properties and in the company managing them).

In 2012, RSC sold the majority of its properties to a third party and the Company sold its interests in a property under development to its partner in RSC. In addition, in April 2013 the Company sold to the partner its remaining interests in RSC, which included 50% in a senior housing facility and 60% in a plot of land for a consideration of U.S.$ 15 million (NIS 54 million). Starting at the aforesaid date, the Company has no interests in the senior housing sector.

11.6	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India, that is registered in Mauritius (the “Fund”). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund’s incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

For additional details regarding the Fund, including regarding related outstanding investment commitments and the balance of the investments in it as of December 31, 2013, refer to Note 11(1) to the financial statements.

11.7	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of companies that are listed on stock exchanges in the United States, Canada, Europe and Israel. These investments are spread across a broad portfolio, in amounts that are not material to the Company.

In addition, wholly-owned subsidiaries of the Company have invested in several equity funds, in amounts that are not material to the Company (for details, refer to Note 11(2) to the financial statements).

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12.	Required adjustments at the Company level

Reconciliation to the statement of financial position

		As of December 31
		2013	2012
		(consolidated) (in NIS thousands)
Presentation in the description of the Company’s business	Total investment properties whose development was completed in the United States (consolidated)	13,156,186	13,738,063
	Total investment properties whose development was completed in Canada (consolidated)	22,215,743	24,174,804
	Total investment properties whose development was completed in Northern Europe (consolidated)	12,953,455	13,382,055
	Total investment properties in Gazit Germany (consolidated)	865,376	932,267
	Total investment properties in ProMed (consolidated)	1,934,003	2,043,784
	Total investment properties in Gazit Brazil (consolidated)	333,806	305,108
	Total investment properties whose development was completed in Gazit Development (consolidated)	2,386,107	2,334,795
	Total investment properties under development in the United States (consolidated)	121,079	36,091
	Total investment properties under development in Canada (consolidated)	1,044,945	1,506,526
	Total investment properties under development in Northern Europe (consolidated)	128,676	—
	Total investment properties under development in Gazit Development (consolidated)	75,511	29,000
	Total plots of land classified as investment properties in the United States (consolidated)	88,511	117,186
	Total plots of land classified as investment properties in Canada (consolidated)	481,460	499,960
	Total investment properties under development in Gazit Brazil (consolidated)	140,776	202,487
	Total plots of land classified as property held for sale in the United States (consolidated)	—	15,305
	Total plots of land classified as property held for sale in Canada (consolidated)	60,538	7,983
	Total plots of land classified as investment properties in Gazit Development (consolidated)	398,254	414,966
	Other adjustments	14,890	13,500
	Total (consolidated)	56,399,316	59,753,880
	“Investment property” item in the statement of financial position (consolidated)	53,920,105	56,947,664
	“Investment property under development” item in the statement of financial position (including held-for-sale properties) (consolidated)	1,510,987	1,774,103
Presentation in the statement of financial position	Land	968,224	1,032,113
	Total	56,399,316	59,753,880
ATR (Company’s share)		5,969,197	4,627,041

Adjustment to FFO income

For details regarding FFO for the years ended on December 31, 2011 to 2013, refer to section 2.2 of the Directors’ Report.

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D.	Issues relevant to all fields of operation of the Group[16]

13.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

14.	Competition

14.1	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in this field. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the United States), pension funds and financial entities, promoters in the real estate sector and retail chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located, including, inter alia, leading companies such as: Federal Realty, Kimco Realty, Regency Centers and Weingarten Realty, and Center Corp that compete with EQY; Allied Properties, RioCan, Primaris, and Calloway, that compete with FCR; Sponda, Unibail-Rodamco, and Steen & Storm, that compete with CTY; and Unibail-Rodamco, Klepierre and Corio, that compete with ATR. In addition, in recent years, the Group is exposed to increasing competition from online retailers (retailers that conduct their business on the internet), whose sales are expected to continue increasing in the future, thus reducing the business of the Group’s tenants. Some of the said competitors have considerably larger resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

14.2	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company’s opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties, including ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company’s field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the original reporting date, the Group has more than 14 thousand lease agreements, and the rental income from the largest tenant represents 3.7% of the total rental income in the report year (3.8% in 2012)); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (more than 20 countries, as of the original reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities and access to various capital markets, including a high credit rating (in the United States, Canada, Europe and Israel); holding an inventory of land in proximity to some of the Company’s properties, and experience in the improvement, development and redevelopment of properties.

[16]	The data presented in Part D of the report do not refer to Dori Group, unless specifically stated otherwise.

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15.	Fixed assets

For details regarding the Group’s fixed assets, including office buildings used as the offices of the Group companies as well as engineering equipment owned by Dori Group, refer to Note 14 to the financial statements.

16.	Intangible assets

The Company owns several trademarks in Israel: Gazit-Globe (in Hebrew and in English), AAA, LOCATION LOCATION LOCATION (text and design); registered trademarks in the United States: Gazit-Globe, G (design in black and white), and G (design in color); and registered trademarks in the EU, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

As of the reporting date, intangible properties have not been recognized as an asset in the Company’s financial statements.

17.	Human capital

17.1	As of December 31, 2013, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 59 full-time permanent employees, as follows: 34 employees in Israel (36 employees in 2012); and 25 employees in the United States (28 employees in 2012).

The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer’s management. Some of these employees are entitled to various benefits according to the seniority of the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities.

17.2	In September 2013, further to the provisions of Amendment No. 20 to the Companies Law, 1999, and after receiving the approval of the Company’s Board of Directors and its Compensation Committee, a general meeting of the Company’s shareholders approved a compensation plan for the Company’s officers (the “Compensation Policy”). The Compensation Policy applies to the Company’s President, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package to the Company’s officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits - the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary-related benefits. The Company may also refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

•	Performance-based annual bonus - the annual bonus will be calculated based on the attainment of measureable targets for the Company, including FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company’s shares, and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted at the discretion of the Compensation Committee and the Board of Directors. With respect to officers other than the president and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 7 and 12 monthly salaries, according to the officer’s seniority. The bonus amount which is based on the Company targets being met will be set linearly, between the minimum value and the maximum value, or target value, set for each parameter, all subject to the precondition that the Company has attained at least 80% of its weighted target levels for that year. The specific parameters set forth for 2013 and the minimum value of each of the parameters used to calculate the annual bonus for 2013 are as follows:

Parameter	Weight in the grant formula for 2013	Minimum value for 2013
FFO per share (in NIS)	15%	3.5
NAV[17] per share (in NIS)	15%	50

[17]	This parameter is affected, inter alia, by the revaluation of investment property.

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Consolidated leverage ratio	10%	56%
leverage ratio - solo	5%	60%
Performance of the Company’s shares compared with relevant indices[18]	15%	0%
General and administrative expenses target, solo and expanded basis (in NIS million)	15%	156
Discretion of the Board of Directors	25%	—

In 2013, the threshold for the payment of annual bonuses to Company officers, as specified in the compensation plan, was not met, and they are therefore not entitled to annual bonuses.

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that will not exceed the ceiling set forth in the Compensation Policy according to the seniority of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company’s shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company’s shares on the stock exchange.

In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers’ rights on retirement, which include, inter alia, an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries (for an officer who was employed by the Company for a period exceeding 5 years). Directors who do not hold another position in the Company will be entitled to the remuneration provided for the external directors of the Company.

Directors who do not hold another position in the Company will be entitled to the remuneration set for the external directors of the Company.

In addition, officers will receive insurance, indemnification and exemption (for details refer to Regulation 29A in in Part D of the Periodic Report).

17.3	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors and one of its controlling shareholders, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who is also one of the Company’s controlling shareholders, who served as its President for 10 years until the beginning of 2008. The Company estimates, that upon the termination of Mr. Dori Segal’s service as the Company’s President and the appointment of a new President, its dependency on the said two officers has decreased. The Company is unable to assess what effect, if any, the termination of service of either of the two said officers would have.

On November 15, 2011, the employment agreements between the Company and Mr. Chaim Katzman19 and Mr. Dori Segal20 expired. Despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively, without receiving remuneration from the Company. However, within the framework of the positions they hold, Messrs. Katzman and Segal are entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling their duties.

17.4	For details regarding the terms of the employment agreements of Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors, and Mr. Aharon Soffer, the Company’s President, as updated in the reporting period, refer to Regulation 21 in Chapter D of the Periodic Report.

17.5	The Company’s directors (excluding directors who serve in other positions in the Company: Mr. Chaim

[18]	The comparison was made against an indices basket which includes: TA-Real Estate 15 (55%), RMZ (15%), EPRA Global (15%), EPEU (15%).
[19]	The employment agreement expired in light of the transition provisions set in the Companies Law (Amendment No. 16), 2011, with respect to approval of the agreements of public companies with the controlling shareholder regarding the terms of his appointment and employment.
[20]

The agreement terminated due to the termination of the original agreement term on September 30, 2011, and after Mr. Segal has agreed to postpone the last date on which the Company may inform him of the non-renewal of the agreement term until November 15, 2011.

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Katzman, Mr. Dori Segal and Mr. Arie Mientkavich), are entitled to annual remuneration and to per-meeting remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses for an External Director), 2010. For details, refer to Regulation 21 in Chapter D of the Periodic Report.

17.6	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

(a) 2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by the Compensation Committee, that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted by virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). Share options allotted under the 2011 plan will be subject to the different customary adjustments. In addition, provisions were set for different cases involving termination of the allottee’s employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay.

As of December 31, 2013, the Company has allotted to officers (among them also the Company’s President and the Deputy Chairman of the Board of Directors) and employees of the Company, under the 2011 Plan, 1,048 thousand share options, 154 thousand restricted share units (RSUs), and 245 thousand performance-based restricted share units (PSUs). For details regarding these allotments, refer to Note 28 to the financial statements and to Regulation 21 in Chapter D of the Periodic Report.

(b) 2005 Plan

In July 2005, the Company adopted an option plan to compensate employees and officers of the Company and of its subsidiaries and related companies (as revised as decided by the Board of Directors in May 2007; the “2005 plan”). The share options granted under the 2005 plan were allotted under the following material terms: each option entitles the allottee to purchase one ordinary share of the Company at an exercise price set according to the average price of the Company’s shares on the Stock Exchange in the 30 trading days preceding the grant of the share options, is linked to the Israeli consumer price index and is subject to the accepted adjustments. The share options vest during the 3 or 4 years commencing from the date of the share options’ grant. Each allottee shall be entitled to exercise the share options granted him in three or four equal installments starting from the end of the first year from the grant date; should an allottee not exercise the share options which have become exercisable, within 90 days from the end of his employment with the Company or with one of its related companies, then such share options shall expire. In the event that the allottee’s employment is terminated by the Company (or the related company, as appropriate) (including on reaching the end of the employment period), under circumstances other than those that would legally entitle the Company (or the related company) to terminate his employment without having to pay severance pay, the allottee shall be entitled to an acceleration of the vesting period of the share options. The final expiry date for all the share options (in the event of their not having previously expired or been exercised in accordance with the details above) is at the end of 4 or 5 years from the share options’ grant date. With regard to the Israeli allottees included among the above allottees, the grant of the share options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains track, and their share options have been issued to a trustee acting on their behalf. Each of the allottees may also exercise the share options by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (cashless exercise). As of the original report approval date, the total number of share options allotted to employees and officers of the Company and its subsidiaries and related companies (and that had not yet been exercised or had not expired) under the 2005 plan, as aforesaid, is 458 thousand share options, and their exercise prices range from NIS 21.67 to NIS 39.02 (a weighted average of NIS 33.84).

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(c) Share-based compensation plan for directors

In March 2002, the Company adopted a share-based compensation plan for its directors. The directors’ rights under this plan were reduced in accordance with a resolution of the Board of Directors from March 2007, and it was later cancelled in November 2010. Under this plan, the Company allotted to each Board member (other than those who hold other positions within the Company), whosoever they were from time to time, at the beginning of each year that they served on the Company’s Board of Directors, non-tradable share options. As of December 31, 2013, 4,800 share options had been allotted under the plan and had not yet been exercised or had expired, at a weighted average exercise price of NIS 35.12. Concurrent with the cancellation of the share options plan for directors, the compensation amount paid to directors of the Company was updated. For details, refer to Regulation 21 in Chapter D of the Periodic Report.

(d) Allotment of share options with a cash benefit (phantom)

From time to time, wholly-owned subsidiaries of the Company enter into compensation agreements with their officers and employees (who are not officers of the Company), imitating the grant of share options with a cash benefit or restricted shares (a phantom agreement), some of which are connected with the increase in the share price of Gazit-Globe and some of which are connected with the increase in the value of the assets of the relevant subsidiary. As of December 31, 2013, the outstanding balance of the share options with a cash benefit is 274 thousand (of these, 236 thousand were granted in the reporting period) and their average exercise price is NIS 43.91, and the outstanding balance of the units imitating restricted shares is 43 thousand (all of which were granted in the reporting period) and their average exercise price per unit is U.S.$ 13.7. For details, refer to Note 28d to the financial statements.

18.	Working capital

The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends received from its affiliates. In 2013, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 690 million from its investees EQY, FCR, CTY, and ATR. For additional details regarding the Company’s policy regarding working capital as well as the current assets and current liabilities balances of the Group, refer to section 3.4 of the Directors’ Report. For details regarding the Group’s credit policy, refer to section 3.6 of the Directors’ Report.

(a) Summary composition of the working capital– As of December 31, 2013 the Group’s working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 1.6 billion, trade and other receivables in the amount of NIS 1.0 billion, building inventory in the amount of NIS 0.7 billion and held-for-sale assets in the amount of NIS 0.6 billion. On the liabilities side, the Group’s working capital comprises short-term credit and current maturities in the total amount of NIS 3.2 billion, trade and other payables in the amount of NIS 2.2 billion, advance payments from customers who ordered works in the amount of NIS 0.3 billion, and liabilities attributable to held-for-sale assets in the amount of NIS 0.1 billion.

(b) As of December 31, 2013 the working capital for a twelve-month period differs from the Company’s working capital. The table below details these differences:

	The amount included in the financial statements (in NIS thousands)	Adjustments (for a twelve-month period)(*)	Total
Current assets	3,974	(296)	3,678
Current liabilities	(5,787)	32	(5,755)
Excess of current assets over current liabilities	(1,813)	(264)	(2,077)

(*)	Negative accounting working capital amounting to NIS 1,813 million, excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 264 million.

19.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 6.12, 7.11, 8.13, 9.10, 10.7.3, 11.4.2, 11.1.10 and 11.3.6 above, presented below are summary data about the financing activity at the Group level (excluding jointly-controlled companies), as well as data for the Company and its private wholly-owned subsidiaries.

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DESCRIPTION OF THE COMPANY’S BUSINESS

19.1	Summary of the Group’s overall liabilities and credit lines

As of December 31, 2013, the Group’s interest-bearing liabilities to banks and others (including debentures of FCR) totaled NIS 39.4 billion (as of December 31, 2012 – NIS 42.0 billion; as of December 31, 2011 – NIS 39.6 billion).

As of December 31, 2013, the Group has revolving credit lines in the total amount of NIS 9.8 billion, of which it had utilized a total of NIS 1.8 billion at that date.

19.2	Credit lines of the Company and its wholly-owned subsidiaries:

As of December 31, 2013, the Company and its wholly-owned subsidiaries have revolving credit lines from several banks, in a total amount of NIS 4.1 billion (including the material credit lines specified below), of which NIS 1.2 billion have been utilized as of the said date and NIS 1.25 billion were utilized as of immediately prior to the original report approval date, as well as a loan in the amount of EUR 100 million (as specified in section 19.2.1 below). As of December 31, 2013, the credit lines are secured with the Company’s main interests in the Group companies, are for periods of 3 to 5 years and end between 2015-2019. The credit lines bear variable annual interest at a weighted rate as of December 31, 2013 of 2.98%. In recent years the Company has agreed with the major banking institutions financing it on a change in the financing mechanism, which involves transition from reliance on the market value of the collateral for these credit lines, to their net asset value (NAV) according to the books of the consolidated company (according to IFRS), as specified below.

For additional details, refer to Note 22 to the financial statements.

Following are details regarding the material financing agreements of the Company and its wholly-owned subsidiaries.

19.2.1	Loan and credit facility agreement secured by ATR shares with a syndicate of Israeli banks headed by Bank Hapoalim B.M.

The Company has a loan and credit facility agreement with a consortium of banks, headed by Bank Hapoalim and with the participation of Israel Discount Bank Ltd. and Union Bank of Israel Ltd. The loan and credit facility are secured by liens from the Company and its wholly-owned subsidiaries. The agreement was updated in December 2013. Until December 2013, the consortium placed the Company’s disposal a loan in the amount of 194 million, and after that date the said financing was split into a loan in the amount of EUR 100 million and a revolving credit facility in the additional amount of EUR 94 million (collectively in this section 19.2.1 below: the “credit” and the “credit agreement”), in effect until January 2019. The credit is secured by a pledge over 105 million shares of ATR (representing 28% of the share capital of ATR) as well as over contractual rights granted to the Company at the date of the initial investment in ATR. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread.

The credit agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2013):

(1)	The ratio of debt according to the agreement to the value of collateral (according to their price on the stock exchange, at an average of several trading days) is not to exceed 65%, and could be reduced if the Company’s interests in ATR are reduced. As of December 31, 2013, this ratio stood at 22.6%;

(2)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.75 billion. As of December 31, 2013, this equity amounted to NIS 7.8 billion;

(3)	The ratio of the Company’s interest-bearing liabilities, net on an expanded separate basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2013, this ratio stood at 60.4%;

(4)	The ratio of the Company’s interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2013, this ratio stood at 55%;

(5)	The ratio of ATR’s interest-bearing liabilities, net to the consolidated assets is not to exceed 45%. As of December 31, 2013, this ratio stood at 16.8%;

(6)	The equity attributed to ATR’s shareholders is to amount to at least EUR 1.5 billion; As of December 31, 2013, this equity amounted to EUR 2.3 billion;

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In addition, the agreement includes additional customary causes for calling for the immediate repayment of the loan (including with respect to ATR), among them: change in control of the Company and of ATR, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the pledged securities, cross default in certain thresholds and conditions, etc. In addition, the agreement contains the Company’s liabilities in connection with its interests in ATR, including its undertaking to own a minimum quantity of ATR’s shares, together with CPI and separately.

19.2.2	Credit facility agreement with Israel Discount Bank Ltd. - credit line secured by pledge over shares in CTY

The Company has an agreement for a credit facility in the amount of U.S.$ 200 million with Discount Bank, that was updated in June 2012. The credit facility will be in effect until July 15, 2017. The Company may withdraw amounts on account of this facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread. The credit facility is secured by a pledge over some of CTY’s shares that are owned by the Company, where the Company has undertaken that quantity of shares pledged to the bank will not fall below 30% of CTY’s issued and paid up capital; as of December 31,2013, the percentage of shares pledged to the bank stood at 32.1% of CTY’s share capital.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2013):

(1)	The ratio of debt (calculated based on the actual credit utilized at any time; in sections 19.2.2 to 19.2.4 below: the “debt utilized”) to collateral (CTY’s pledged shares, the value of which will be set as the average of the value of CTY’s shares on the stock exchange and the net accounting value of CTY’s shares) is not to exceed 70%. As of December 31, 2013, the Company did not utilize credit under this credit facility;

(2)	The ratio of the market value of the collateral (according to their average price on the stock exchange over several trading days) to the debt utilized according to the agreement is not to fall below 1.1. As of December 31, 2013, the Company did not utilize credit under this credit facility;

(3)	The shareholders’ equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said shareholders’ equity as of December 31, 2013, refer to section 19.2.1(2) above;

(4)	The Company’s average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31, 2013, the average quarterly EPRA Earnings of the last two quarters was NIS 147 million;

(5)	The ratio of the Company’s liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2013, this ratio was 58.8%;

(6)	The ratio of the Company’s liabilities, net (on an expanded separate basis) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2013, this ratio was 61.7%;

(7)	The ratio of CTY’s shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity net of their tax impact according to the consolidated financial statements) to CTY’s total assets is not to fall below 30%. As of December 31, 2013, this ratio stood at 45.2%;

(8)	The ratio of CTY’s EBITDA to CTY’s net financial expenses is to be no less than 1.6. As of December 31, 2013, this ratio stood at 2.4.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to CTY), among them: change in control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or CTY’s shares, cross default in certain thresholds and conditions, etc. The Company’s utilization of the credit facility is subject to the ratio between the debt to the bank and the average value of the collateral as provided in section 19.2.2 (1) above is not to exceed 0.6.

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19.2.3	Credit facility agreement with Bank Hapoalim B.M. - credit line secured by pledge over shares in FCR

The Company and its wholly-owned subsidiary entered into an agreement with Bank Hapoalim for credit facilities in the total amount of C$ 330 million, that was updated in December 2012. The credit facilities will be in effect until January 2018. The Company may withdraw amounts on account of the facility, in different currencies. The credit facilities bear interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread (subject to increase in the cost of credit due to a decrease in the Company’s credit rating). The credit facilities are secured by the Company’s undertaking that its interests in FCR will be no less than 34% of FCR’s share capital and the percentage of shares pledged to the bank will be no less than 26% of FCR’s share capital and 20% diluted according to criteria set forth in the agreement; as of December 31, 2013, the percentage of shares pledged to the Bank stood at 29.7% of FCR’s share capital and 29.4% of the diluted share capital as it is defined in the agreement. The agreement also sets that if another holder of FCR’s shares owns over 19.99% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other older by 10%.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2013):

(1)	The ratio of the debt utilized to the market value of the pledged shares (according to the average price on the stock exchange over several trading days) is not to exceed 85% (or 80% subject to the equity as specified in sections 19.2.3(8) and 19.2.3(9)). As of December 31, 2013, this ratio stood at 12%;

(2)	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2013, refer to section 19.2.1(4) above;

(3)	The ratio of the Company’s interest bearing liabilities, net on an expanded separate basis to the value of its interests (based on the equity method) is not to exceed 80%. For details regarding this ratio as of December 31, 2013, refer to section 19.2.1(3) above;

(4)	The ratio of dividend paid from FCR’s pledged shares to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.5. As of December 31, 2013, this ratio stood at 67.3%;

(5)	The ratio of FCR’s EBITDA to FCR’s financial expenses is to be no less than 1.55 each quarter or 1.75 over three consecutive quarters. As of December 31, 2013, this ratio stood at 2.34;

(6)	The ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA, is not to exceed 14.2, nor 13.5 for three consecutive quarters. As of December 31, 2013, this ratio stood at 9.3;

(7)	The ratio of the proportionate part of FCR’s net financial debt (calculated according to the percentage of FCR’s shares that are pledged to the bank), plus the debt utilized, to the proportionate part of the value of FCR’s properties (also calculated according to the percentage of FCR’s shares that are pledged to the bank), is not to exceed 82%, nor 80% for three consecutive quarters. As of December 31, 2013, this ratio stood at 49.9%;

(8)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.2 billion. For details regarding the said equity as of December 31, 2013, refer to subsection (2) above.

(9)	In the presence of one of the following events: (a) the equity attributed to the Company’s shareholders in its consolidated financial statements falling below NIS 5.5 billion; or (b) the ratio of the interest bearing liabilities, net to the Company’s consolidated assets exceeding 62.5%; then, the ratio of the dividends paid by FCR shares pledged in favor of paying the actual interest against utilized debt over three consecutive quarters (as aforesaid in subsection 4 above) will increase from 1.5 to 1.75, and the ratio of utilized debt under the agreement to the market value of the pledged shares (according to their price on the stock exchange as an average of several trading days) (as specified in subsection (1) above) (“stop loss”) will decrease from 85% to 80%.

(10)	If the difference between the proportion of pledged FCR shares and the interest of a shareholder falls below 10%, the ratio of utilized debt under the agreement to the market value of the pledged shares (as specified in subsection (1) above) (“stop loss”) will decrease from 85% to 70%.

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In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to FCR), among them: change in control of the Company and of FCR (including with respect to the interests of other shareholders of FCR and including insofar as Messrs. Chaim Katzman or Dori Segal serve as Chairman of the Board of Directors or as President of FCR), structural change or merger, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company’s securities, cross default in certain thresholds and conditions, etc.

19.2.4	Credit facility agreements with Bank Leumi Ltd. and an American bank owned by it - credit line secured by pledge over shares in EQY

The Company and its wholly-owned subsidiaries entered into agreements for credit facilities in the total amount of U.S.$ 365 million that will be in effect until April 2016. These agreements were updated in March 2013, such that their financing terms are equivalent (including the financial covenants with respect thereto) and there is a cross default mechanism between them, so that they are described below as consolidated. The Company may withdraw amounts on account of the facilities, in different currencies. The credit facilities bear interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread. The credit facilities are secured by a guarantee by the Company as well as a pledge over some of EQY’s shares that are owned by subsidiaries of the Company, that represent the Company’s controlling interest (as it is defined in the agreement) in EQY (where the quantity of shares pledged to the bank will be no less than 28% (on a fully diluted basis) of EQY’s issued and paid up capital. Nonetheless, if some of the credit facilities are repaid, the shares pledged to the bank will be no less than 20% (on a fully diluted basis) of EQY’s issued and paid up capital, and at least 28% of EQY’s issued and paid up capital (on a fully diluted basis) will be pledged in favor of the bank and/or will not be pledged in favor of anyone else. As of December 31, 2013, 31% of EQY’s share capital on a fully diluted basis was pledged to the bank.

The credit facilities include the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2013):

(1)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said equity as of December 31, 2013, refer to section 19.2.1(2) above;

(2)	The ratio of dividend paid from the pledged shares of EQY to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.25. As of December 31, 2013, this ratio stood at 13.2%;

(3)	The ratio of the proportionate part of EQY’s interest-bearing debt, calculated according to the percentage of EQY’s shares that are pledged to the bank, plus the debt utilized, to the proportionate part of the value of EQY’s properties (also calculated according to the percentage of EQY’s shares that are pledged to the bank), is not to exceed 82.5%. As of December 31, 2013, this ratio stood at 44.4%;

(4)	If the following two covenants are violated: (a) the ratio of EQY’s net interest bearing liabilities, with the addition of the leverage that is reflected by the amount of debt utilized out of the credit facilities, to EQY’s EBITDA, is not to exceed 14 (as of December 31, 2013, this ratio stood at 7.9); and (b) the ratio of EQY’s interest bearing liabilities, with the addition of the bank debt utilized out of the credit facilities, net, to EQY’s NOI, is not to exceed 13 (as of December 31, 2013, this ratio stood at 7.0);

(5)	The ratio of EQY’s EBITDA to EQY’s financial expenses is to be no less than 1.65. As of December 31, 2013, this ratio stood at 2.9;

(6)	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2013, refer to section 19.2.1(4) above;

(7)	The ratio of the Company’s interest bearing liabilities, net on an expanded separate basis to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2013, refer to section 19.2.1(3) above;

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(8)	The debt utilized out of the credit facilities to the value of EQY’s shares (calculated as the average of the market price and the NAV) is not to exceed 70%. As of December 31, 2013, this ratio stood at 10.8%; and

(9)	The debt utilized to the market value of EQY’s shares (according to average price on the stock exchange over several trading days) is not to exceed 85%. As of December 31, 2013, this ratio stood at 10.2%.

In addition, the agreements include additional customary causes for calling for the immediate repayment of the credit (including with respect to EQY), among them: change in control of the Company or of EQY, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or EQY’s shares, cross default in certain thresholds and conditions, etc.

19.3	Debentures of the Company and its wholly-owned subsidiaries:

As of December 31, 2013, the Company and its wholly-owned subsidiaries have debentures in the total (principal) amount of NIS 10.8 billion (of which NIS 1.7 billion were issued in the reporting year). In May 2013, Maalot raised the rating of the Company’s debentures from +ilA to –ilAA (Stable Outlook). In addition, the Company’s debentures are rated Aa3 (Stable Outlook) by Midroog Ltd. according to a rating report dated December 2013. For details regarding the Company’s debentures and issuances it has completed during the reporting period (including with the participation of the controlling shareholder), refer to section 8 of the Directors’ Report and Notes 20a and 20b to the financial statements and for the issuance it has completed after the reporting period, refer to Note 40c to the financial statements.

The Company’s debentures are unsecured, other than debentures (Series J) that are secured by properties owned by Gazit Development (for details, refer to section 8e of the Directors’ Report). In addition, the debentures contain causes the realization of which grants the debenture holder the right to call for the immediate repayment thereof, as is the customary practice, where debentures (Series K) and debentures (Series L) include also undertakings to comply with financial covenants as follows:

•	Debentures (Series K) - The equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 500 million for four consecutive quarters; both of the following accumulated conditions are to be met – a ratio of interest bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and no less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (net of rights that do not confer control); as well as an event in which control of the Company changes, will be cause for immediate repayment.

•	Debentures (Series L) - the equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 650 million for four consecutive quarters; both of the following accumulated conditions are to be met – a ratio of interest bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and no less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 200 million; and (b) 10% of its shareholders’ equity (net of rights that do not confer control); as well as an event in which control of the Company changes, will be cause for immediate repayment.

As of December 31, 2013, the Company’s equity amounted to U.S.$ 2,247 million, the ratio of the interest bearing liabilities, net to the total assets stood at 55.1%, and the debentures were rated -ilAA (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog Ltd.

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19.4	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries (with the exception of Gazit Germany and ProMed, details with respect to which were provided in sections 11.2.8 and 11.3.6, respectively) to finance their operations, that are not intended for specific use, as of December 31, 2013:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)(*)
Secured loans from financial institutions at variable interest	1,664	2.98%	2.98%	3.77
Unsecured loan from financial institutions at fixed interest	266	5.52%	5.52%	7.76
Secured debentures at fixed interest	861	6.50%	5.76%	5.48
Unsecured debentures at fixed interest	9,194	5.24%	4.96%	6.16
Unsecured debentures at variable interest	695	1.76%	2.17%	3.37

Total	12,680	—	—	—

(*)	The average repayment period refers to the repayment of the principal and interest payments.

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19.5	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company(*) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2013:

	The Company(*)	EQY	FCR(**)	CTY	Dori Group(***)	Gazit Germany	Gazit Development	ProMed	Total
Outstanding debentures (tradable and non-tradable)	10,750	2,522	6,079	3,137	582	—	—	—	23,070
Outstanding bank credit(****)	1,930	2,680	4,550	3,855	91	509	470	1,012	15,097
Total liabilities	12,683	5,202	10,630	6,992	673	509	470	1,012	38,168
Approved revolving credit facilities	4,126	1,437	2,203	1,905	—	—	100	—	9,771
Utilized credit facilities(*****)	1,222	316	142	4	—	—	82	—	1,766
Balance for utilization	2,904	1,121	2,061	1,901	—	—	18	—	8,005
Guarantees in the ordinary course of business	—	9	338	380	—	—	38	19	784
Guarantees under the Sales Law, for the performance of works and others	—	—	—	—	1,025	—	—	—	1,025

(*)	The Company and its wholly-owned subsidiaries, with the exception of Gazit German and ProMed.
(**)	Excludes convertible debentures amounting to par value C$ 393 million (NIS 1,283 million, totaling NIS 1,221 million in the books (as detailed in section 7.10.2 of the report)).
(***)	Includes excess cost accounted for at the time of its acquisition.
(*****)	Including the utilization of approved credit facilities.
(*****)	includes utilization with respect to the provisions of guarantees.

19.6	Some of the credit documents of the Company and its wholly-owned subsidiaries include financial covenants (that are not more strict than the covenants detailed in sections 19.2.1 to 19.2.5 above), as well as additional customary conditions for calling for the immediate repayment of the credit, among them: change in control of the Company, of subsidiaries or of companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company’s securities, etc.

19.7	As of December 31, 2013 and immediately prior to the approval date of the original report, the Company and its wholly-owned subsidiaries are in compliance with all covenants prescribed with respect to the Company. In addition, as of December 31, 2013, all the Company’s subsidiaries are in compliance with all covenants prescribed with respect to them, and to the best of the Company’s knowledge, there has been no change in this status as of the date of the original report. For details regarding Dori Group, Dori Construction and Gazit Development compliance with convenants as of the date of republication the restated report, refer to Notes 40h and 40k to the financial statements.

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19.8	As aforesaid, the majority of the Company’s debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company’s properties are denominated in foreign currency according to the Group’s functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability. The long-term swap transactions are mainly fully reconciled with the debenture repayment schedules.

19.9	As of the original reporting date, the outstanding short-term and long-term linkage basis and currency swap transactions amounted to NIS 7.4 billion (of which NIS 1.9 billion are short-term, in different currencies). The fair value of the swap transactions as of the original reporting date are NIS 0.8 billion (of which the fair value of the current maturities and the short-term swap transactions is NIS 16 million). For additional information, including information regarding the settlement of swap transactions in the reporting period, refer to Note 37d to the financial statements.

20.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company’s tax assessments, assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 25 to the financial statements.

21.	Environment

21.1	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2013, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2013, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment-related damages are not material.

21.2	The Group strives to conduct its business in an environmentally-friendly manner and in accordance with the sustainability principles. In 2010 and 2012, the Company adopted a social responsibility code, which, inter alia, presents the Company’s policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company’s positive and active approach to environmental and community issues as a leading global company.

The Group’s management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group’s management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of the Group companies’ properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies, who are also assisted by external consultants to promote green construction.

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Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies’ efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

21.3	Since May 2006, FCR has been constructing shopping centers based on the “LEED” standard (Leadership in Energy and Environmental Design certification standard). In addition, FCR implements projects for the control and economic use of water and energy. As of the original reporting date, FCR has 44 projects that received the international LEED standard and 75 projects under development and redevelopment (in the planning or construction stages) that are being built (or that will be built) according to the international LEED standard or that are awaiting its receipt. In addition, since 2009 FCR has been publishing a sustainability and corporate responsibility report.

21.4	CTY strives to be a leading operator of responsible shopping centers and promoter of the development of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers and is even awarded recognition and awards for this reason. CTY places great emphasis on green construction, and strives to meet the international LEED standard in its shopping centers. In 2009, a Green Shopping Center Management Program was adopted, which is a goal-oriented program that promotes green construction. This program addresses, inter alia, waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. In addition, CTY develops and invests in energy savings mechanisms, and has won a government grant to finance part of this investment. Furthermore, in 2011, CTY conducted a comprehensive energy savings survey, and all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, the in-house program used to promote sustainable development. Also, in recent years, several shopping centers owned by CTY were awarded the LEED standard, including the LEED Platinum standard (the highest LEED standard available). In 2012, the European Public Real Estate Association (EPRA) announced that CTY’s sustainability report is one of the best in the industry, and in the last two years CTY has won the Sustainability Best Practices award.

21.5	ATR strives to reorganize its activity and properties in order to operate in the spirit of the sustainability principles. Within this framework, ATR works to reduce its energy consumption, by investing in increasing the efficiency of its infrastructures. In addition, ATR has started using sustainability criteria in its assessment of properties for future acquisition. In recognition of its efforts, in 2013 ATR’s people in Poland received the green buildings award in Central and Eastern Europe.

21.6	EQY is investing in making its shopping centers “greener”. In 2008, an extensive recycling program was deployed at its properties. The objectives of the program are to reduce solid waste, encourage recycling and affect positively natural resources and the environment. The program involves the recycling of glass, plastic, metal and wood. EQY is also participating in an environment protection program under government support.

21.7	In Israel, Gazit Development follows the guidelines of the Reduced Environmental Impact Buildings Standard (the green buildings standard) of the Standards Institution of Israel (IS 5281) in its shopping centers that are under construction. In accordance with this standard, issues such as energy, land, water, waste, etc. are taken into consideration in the planning and construction processes, concurrent with environmental management of the project itself (land contamination surveys with the support and approval of the Ministry of Environmental Protection, waste management and recycling, multiple-use construction methods, etc.).

22.	Restrictions on and supervision over the Company’s operations

22.1	The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations on existing properties or properties the Group will acquire in the future.

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22.2	In addition, the Company, EQY, FCR, CTY, ATR, Dori Company and Dori Construction, being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of criminal offence.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company’s Board of Directors has resolved to adopt an administrative enforcement plan. It has appointed a committee on its behalf (the “Responsible Party”), which operates under supervision of the Company’s Board of Directors. It has also appointed an administrative enforcement supervisor for the Group. The Company, together with its external consultants, conducted a compliance survey and later formulated a master procedure and additional work procedures, such as: a procedure prohibiting the use of inside information, an immediate reports procedure, a periodic reports procedure, and a procedure for the examination and approval of transactions involving interested parties. In August 2013, the different working procedures were approved by the Company’s Board of Directors (after also being discussed by the committee appointed by it). The Company’s employees participated in teaching sessions of the provisions of the Law and of the principle provisions of the procedures, and have undertaken to comply with the latter. The Company also implements an organized process in this matter vis-à-vis its subsidiaries, whether public, private, in Israel or foreign, including through the appointment of enforcement trustees. The Company’s Internal Auditor has conducted an initial internal audit of this matter, and has examined the adoption and implementation process of the Company’s enforcement plan. The committee appointed by the Board of Directors holds discussions on this matter, monitors the progress of its implementation and takes part in the process.

22.3	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “ Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real (non-financial)corporation and interests in a significant financial corporation; (c) imposing limitations on the allocation of State assets.

•	Interests in a pyramid structure – the Law prohibits controlling a structure comprising more than two tiers of a reporting corporations in Israel, while prescribing a 6-year transition period starting on the publication date of the Law, for holding a third tier company and a 4-year transition period starting on the publication date of the Law, for holding a fourth tier company and below. Under the provisions of the Law, the Company is deemed a second tier company, Dori is deemed a third tier company, and Dori Construction is deemed a fourth tier company. Accordingly, the Group is required to make changes in the Group structure until the end of the transition periods, such that it will comply with the Concentration Law. In addition, during the transition periods Dori Construction and Dori Group will be subject to more strict corporate governance provisions applying to the composition of their board of directors. If at the end of the aforesaid transition periods the Company does not comply with the provisions of the Concentration Law, it will be exposed to sanctions that will essentially limit its means of control of the tier companies held by it contrary to the Law, by appointing a trustee of the court to sell the means of control in these companies.

In addition, within the framework of this chapter in the Law, the Minister of Finance and the Governor of the Bank of Israel were tasked with setting forth provisions for limitations on the accumulated credit extended to a corporation or a business group (a controlling shareholder and the companies under his control) by financial entities, taking into account, inter alia, the liability of each corporation or all companies of the business group. The Minister of Finance and the Governor of the Bank of Israel may prescribe that such provisions will also apply to borrower groups and to related companies in circumstances as will be set forth. These provisions will be prescribed within a year from the publication of the Concentration Law (until December 2014), and the period to their enactment may be extended by one more year.

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•	Separation between real and financial corporations – the Law prohibits parallel ownership of significant real corporations and significant financial corporations (as these are defined in the Law), above the prescribed threshold. As of the reporting date, the Company believes that it answers the definition of a “significant real corporation”, and thus the limitations on interests in significant financial corporations above a specific threshold apply to it, and limitations were also imposed on interests owned in the Company by significant financial corporations and their controlling shareholders.

For additional details, refer to section 28.3.9 of the report and to Note 2a to the Financial Statements.

23.	Material agreements and strategic partnership agreements

23.1	Reorganization agreement with Norstar Group

On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. (“Norstar Israel”), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company’s controlling shareholders and will be collectively called below: “Norstar Group”). The agreement (the “Gazit-Norstar Agreement”) contains the following three elements: (a) approval of an update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998, that was terminated due to the transition provisions set in the Companies Law (Amendment No. 16), 2011, that prescribe the approval, every three years, of extraordinary engagements of a public company with its controlling shareholder (and is subject to the provisions of the Companies Law regarding the approval of extraordinary transactions with the controlling shareholder every three years). For details regarding the renewal of the agreement, refer to Note 38f to the financial statements.

Following are the principles of the Gazit-Norstar agreement:

a. Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were amended within the framework of the Gazit-Norstar Agreement, as detailed below:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar desires to operate in any real estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging the operations by Norstar, then Norstar will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar and was refused by the Company. Upon the initial decision of the Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports,

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specify details regarding the transactions engaged by Norstar in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar will not be able to engage so long as the non-competition provision is in force.

b. Management services agreement

The Gazit-Norstar Agreement updates the terms of the management agreement that existed between the parties, under which the Company provides Norstar Group with management services, and sets as follows (the “New Management Agreement”): According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated to amount to NIS 105,000 plus VAT per month (the “Management Fees”). The Management Fees are linked to the CPI. In addition, to clarify, the Agreement was supplemented with details regarding the types of services provided under it, such that these include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions in the New Management Agreement are in effect for a period of 3 years starting on November 16, 2011, at the end of which they will be automatically renewed, from time to time, for 3-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the Companies Law).

Grant of registration rights to the Norstar Group -

On completion of the issuance and registration of the Company’s shares for trade on the NYSE (“issuance of the Company on the NYSE”), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the US Securities and Exchange Commission (the “SEC”), Norstar will have the right to join the registration of Company shares owned by it.

Non-shelf registered offering demand – Nosrtar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances, with respect to the initial offering of the Company’s shares on the NYSE. Norstar may exercises its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue, including registration and submission fees, printing expenses, legal consulting (with the exception of legal consultants that will represent only the selling shareholders), accounting services, etc,

The Company may enter into registration agreements with other shareholders, subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the rights registration agreement).

The registration rights detailed above will apply also to all securities issued with respect to these

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shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney’s fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company’s issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until 10 years have elapsed from its signing, the earlier of the two (all subject to the provisions of the Companies Law).

23.2	Shareholders’ agreement with LIH with regard to EQY

Concurrent with EQY entering into an agreement with CSC, as specified in section 6.2.1 above, the Company and its subsidiaries that own shares in EQY (in this section below, collectively: “Globe Group”) entered with LIH and its parent company CSC (in this section below, collectively: “Liberty Group”) and EQY, into a shareholders’ agreement that is in effect since January 2011 (and that was amended in September 2011). The above agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to EQY’s Board of Directors; according to these arrangements, Globe Group has undertaken to support the appointment of one director recommended by Liberty Group, and the latter has undertaken to vote in favor of the appointment of directors recommended by Globe Group; (b) Liberty Group has granted Globe Group the right of first offer in the event of a sale of shares in EQY, as well as the right of first offer (insofar as this right is not exercised by EQY) for the purchase of units in the Joint Venture (which is owned by LIH and Gazit Group); (c) Liberty Group has been granted a tag-along right in the event of Globe Group entering into a transaction for the sale of shares in EQY which would result in a change of control in EQY; (d) Liberty Group has undertaken to refrain from any action that involves an attempt to acquire control of EQY, and it has also undertaken not to acquire securities of EQY in excess of the agreed limit.

The shareholders’ agreement is valid for a period of 10 years from the date it was signed (namely, until May 2021), or until such time as the Group’s interests in EQY are less than 20% of EQY’s issued capital (on a fully diluted basis) or until such time as Liberty Group’s interests in EQY’s shares are less than 3% of EQY’s issued capital (on a fully diluted basis), whichever is the earlier of the three (to the best of the Company’s knowledge, as of the original reporting date LIH has no voting rights).

23.3	Shareholders’ agreement with Alony-Hetz with regard to FCR

On January 9, 2011, the Company (and its wholly-owned subsidiaries; in this section below, collectively: the “Company”) entered into a shareholders’ agreement with Alony-Hetz (and its wholly-owned subsidiaries; in this section below, collectively: “Alony-Hetz Group”), with regard to their interests in FCR. This agreement replaced the shareholders’ agreement between the parties dated October 2000. To the best of the Company’s knowledge, as of December 31, 2013, Alony-Hetz owns 8.5% of FCR’s share capital. The shareholders’ agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to FCR’s Board of Directors, according to which the Company has undertaken to support the appointment of up to two representatives of Alony-Hetz Group to FCR’s Board of Directors, provided certain conditions with respect to Alony-Hetz Group’s interests in the share capital of FCR are met. As of the date of the original report, Alony-Hetz Group had only one director appointed on its behalf to FCR’s Board of Directors. Alony-Hetz Group has given a parallel undertaking to support the appointment of representatives of the Company to FCR’s Board of Directors. It has also been agreed that FCR’s Board of Directors will not consist of more than 15 members; (b) the Company has the right to oblige Alony-Hetz Group to participate in a transaction to sell shares (“drag along right”) of FCR under certain circumstance; (c) Alony-Hetz Group has a right to participate in the sale of FCR shares (“tag along right”) by the Company, under certain conditions; (d) in the event of one of the parties acquiring additional securities in FCR, the acquiring party will then offer the other party the opportunity to acquire a proportionate part of the securities acquired by it; (e) the Company has the right of first offer so that in the event that Alony-Hetz Group sells shares of FCR, the Company will be given the right to acquire all or any part of the shares (other than in the event of

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sale of the shares under a purchase offer, merger, exchange offer, etc., or in the event that the sale involves up to 1% of FCR’s share capital); (f) Alony-Hetz has undertaken that while this agreement is in force, it will not act in any of the various ways specified in the agreement, that might constitute interference with the way that FCR is managed or an attempt to acquire control of FCR – either on its own or together with others, without the prior written consent of FCR’s Board of Directors.

The shareholders’ agreement between the Company and Alony-Hetz is valid for 10 years (that is, until October 2021) or until such time as Alony-Hetz Group’s interests in FCR’s shares represent less than 3% of FCR’s issued capital for 90 consecutive days or until such time as all the Company’s interests in FCR’s shares represent less than 20% of FCR’s issued capital for 90 consecutive days, whichever is the earlier of the abovementioned dates. In addition, each of the parties may terminate this agreement within 60 days of a change in control Alony-Hetz.

In January 2013, the Company agreed to waive, under certain conditions, the right of first offer it has been given by Alony-Hetz. At that date, part of Alony-Hetz’s interests in FCR’s shares were pledged in favor of a loan taken by Alony-Hetz from a bank. In the event that the pledge on Alony-Hetz’s interests in FCR is realized, the Company will not have the first right of offer vis-à-vis Alony-Hetz with respect to FCR’s shares and the shareholders agreement will be void as regards these shares.

23.4	Shareholders’ agreement with regard to ATR

23.4.1	An agreement entered into by the Company (through a wholly-owned subsidiary of the Company, through which the Company’s investments in ATR were made; in this subsection, the “Subsidiary”), CPI (collectively: “the Investors”) and ATR in September 2009, which prescribes the conversion of ATR debentures owned by the Investors into its shares, sets, inter alia, the following principles:

(a)	The list of matters for which the Investors were granted veto rights (according to the original investment agreement) was shortened, and it was stipulated that as long as the Investors own at least 20 million shares (immediately before the original reporting date, the Company owns 149.3 million shares in ATR, and to the best of it knowledge, CPI owns 52 million shares in ATR), their consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR’s President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Investors.

(b)	The Investors will be entitled to appoint 4 directors (out of a Board of Directors that does not exceed 10 members), as long as they own (cumulatively) 80 million shares; 3 directors, as long as they own 60 million shares; 2 directors, as long as they own 40 million shares; and one director, as long as they own 20 million shares.

(c)	The Investors will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as the Investors cumulatively own at least 55 million shares.

23.4.2	In addition, an agreement entered into by the Investors, which was last amended in September 2009 (in this subsection, the “Shareholders Agreement”), regulates their relations with respect to their interests in ATR, and sets forth, inter alia, the following principles:

(a)	Subject to the two Investors holding (each separately) over 20 million shares or under 20 million shares, they will be required to agree between them on exercising the voting rights in the general meeting with respect to the shares in ATR allotted to them under their investment agreements in ATR dated 2008 and 2009 (the “Investment Agreements Shares”). Such agreement will not be denied or delayed unreasonably. In the absence of such agreement, the Investors will vote no.

(b)	Should one of the Investors own more than 20 million shares (the “Majority Shareholder”) while the other investor owns less than 20 million shares (the “Minority Shareholder”), the Minority Shareholder will be required to vote in ATR’s general meeting according to the decision of the Majority Shareholder. In addition, in such a case, the Minority Shareholder may not exercise the consent rights conferred on it as aforesaid in section 23.4.1(a) above.

(c)

The internal division of the number of members of the Board of Directors to be appointed by each of the Investors, out of the total number of members of the Board of Directors to be appointed by the Investors (by virtue of their right in accordance with ATR’s Articles of Association), will be determined based on the ratio of their interests in ATR’s shares, as will be from time to time (where each of the parties may object on reasonable grounds to the identity of any of the

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candidates of the other party). As of the date of the original report, each party may appoint 2 members of the Board of Directors. It has also been prescribed that, subject to a minimum holding threshold of each of the parties, the agreement of both will be required to determine the identity of the chairman of the Board of Directors as well as of most of the members of the Nominations Committee of ATR’s Board of Directors (in accordance with the Investors’ rights with respect to ATR, as aforesaid in section 23.4.1(c) above).

(d)	The shareholders’ agreement prescribes provisions on the right of first offer between the parties, in the event of transfer of the shares in the investment agreements.

(e)	It has also been prescribed that the consent of both Investors will be required in the event of the acquisition of control (a holding of more than 50% of the share capital, voting rights or the rights to appoint directors) in ATR by any of the Investors.

23.5	Shareholders’ agreement with respect to Gazit Development

In May 2006, the Company entered into a series of agreements with Mr. Ronen Ashkenazi and a company controlled by him (“Ashkenazi Company”), that regulate the parties’ rights and liabilities with respect to their holding in Gazit Development. As of December 31, 2013, the Company owns 82.5% of Gazit Development’s share capital (75% on a fully diluted basis), and Ashkenazi Company owns 17.5% of its issued capital (25% on a fully diluted basis; as specified in section 11.1.9 of the report)21.

For the Company’s rights and liabilities with respect to the provision of financing to Gazit Development, refer to section 11.1.9 above.

According to the Shareholders’ Agreement between the parties, Gazit Development’s Board of Directors shall comprise three to five members, as determined by the Company, while Ashkenazi Company shall have the right to appoint one director. Certain decisions made by the general meeting of Gazit Development’s shareholders and its Board of Directors (with regard to the amendment of the Articles of Association in a manner that compromises the shareholders’ rights, the amendment of the rights attaching to Gazit Development’s shares, its liquidation and a decision to issue its convertible shares or securities on a stock market), shall be made by a special majority of 86% of those present and voting.

In addition, in January 2013, Gazit Development and Ashkenazi Company signed a management agreement, which took effect retroactively from January 2012, pursuant to which Mr. Ronen Ashkenazi is to provide Gazit Development with management services for a period of 5 years (this agreement replaced a previous agreement between the parties). Under this agreement, Mr. Ashkenazi provides his services as CEO also to Dori Group.

24.	Legal proceedings

For details regarding the legal proceedings to which the Group is party, refer to Notes 26d and 40m to the financial statements.

For details regarding disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 25k and 25l to the financial statements.

25.	Goals and business strategy

The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy are summarized below:

•	Focusing on increasing the Group’s cash flows through the proactive management of its properties. The Company’s management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

•	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors.

•	Focusing operations in urban growth markets.

•	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

•	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas.

[21]	In accordance with an agreement from 2002, a private company owned by Ronen Ashkenazi provided planning, engineering and supervision services at prevailing market terms for the construction of a residential building (completed in 2012), the land for which is owned by Mr. Katzman and a company owned by him (the manager of which is Ronen Ashkenazi), Mr. Dori Segal and his wife, and Mr. Arie Mientkavich, together with others.

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•	Pursuing future growth opportunities, by focusing on regions where land is characterized by economic scarcity, thus resulting in such regions having high entry barriers against competition.

•	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

•	Capital turnover through the sale of properties, partnerships or existing activities of the Company with a limited growth potential and/or low operational effectiveness, including based on an examination of the type of the property and its geographic location, and while designating the consideration to enhancing its growth in urban areas and improving its operational efficiency and capital costs.

•	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, acquisitions of control in companies, entering into agreements for strategic relations with companies, and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

•	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

•	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

•	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over many years.

•	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors.

•	Investing, while maintaining the proper financial stability ratios that characterize the Group, by using the Group’s existing sources and facilities and by raising capital and debt in the different markets.

•	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

•	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company’s properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company’s properties.

•	The Group believes that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company’s operations and for the creation of value for its shareholders.

•	During the years, the Company has been working consistently to maximize the value of its shares, and works to provide its investors with a qualitative, growing dividend year by year.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic and other (industry-related and general) developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company’s operating results may differ materially from the results estimated or implied by this information.

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26.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the date of the statement of financial position, refer to Note 40 to the financial statements.

27.	Financial information concerning geographical segments

Refer to Note 39 to the financial statements.

28.	The risk factors applicable to the Company

28.1	Macro risks

28.1.1	Financing – The Group’s operations in acquiring properties and tradable securities of Group companies are financed in part by capital issuances and debt issuances in the various stock exchanges as well as by financial institutions. Should the Group’s financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY – also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group’s financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group’s results of operation, legislative changes (including regulatory limitations on the Group’s credit balances, as detailed in section 22 of the report) and deterioration of the economic situation in the Company’s operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. In addition, the Company’s incorporation documents and its policy do not limit the maximum debt amount it may owe (for details regarding the Group’s debts, refer to sections 6.10, 7.10, 8.10, 9.10, 10.3.1, 10.5, 11.1.10, 11.2.8 and 11.3.6 of the report). The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

In addition, breach of the Company’s obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

For details regarding the financial crisis, refer to section 1.3 of the Directors’ Report.

28.1.2	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, and the Euro, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against linkage basis and interest rate swap and forward transactions undertaken by the Company). In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP and forward type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company’s profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

28.1.3	Changes in capital markets – A substantial part of the Company’s assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company’s and Group companies’ shares, which might, inter alia, expose them to the possibility of non-compliance with the financial covenants stipulated in their credit agreements and limit their ability to raise further capital.

28.1.4	Economic conditions that affect geographical regions – A material proportion of the Group’s leasable premises are located in Florida (11.5%) and in northeastern United States (4.0%), in Canada – mainly in the Greater Toronto Area (9.6%) and in the Greater Montreal Area (6.8%), and in Helsinki (4.3%), respectively, thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

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28.1.5	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, winter storms, floods and earthquakes). Losses resulting from these risks and others either cannot be insured or are not fully covered by the Company’s insurance policies. In addition, the availability of certain insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

28.1.6	Investment in developing countries – some of the Group’s investments are in emerging markets, mainly in Central and Eastern Europe (through ATR and Dori Group), Brazil and India (in which the Group is invested through an investment fund). The Group’s investments in emerging markets are exposed to higher risks compared with its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company’s investments in these countries are exposed.

28.2	Sector risks

28.2.1	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group’s operating regions, changes in consumer buying habits, increased competition in the Group’s operating regions and the financial recession in some of the Group’s markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group’s properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group’s properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group’s revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises. In addition, if an anchor tenant leaves, occupying the property again at attractive terms could be difficult.

28.2.2	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants that rent premises from the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

28.2.3	Changes in consumer buying habits – Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers, such as a move toward buying in different types of centers or a move toward buying over the telephone or the internet, could reduce the ability of the tenants in the Group’s properties, a material proportion of whom are retailers, to meet their obligations toward the Group, and could thus have a harmful effect on the Group’s business results. Within the main consumption trends in recent years, some of the Group companies are witnessing an increasing growth in the volumes of online purchases, and believe that this increase will continue to an extent that could reduce the sale volumes of tenants and affect the demand for commercial areas by these tenants. In addition, such changes could reduce proceeds received by Group companies, which are based on the sales volume in the property.

28.2.4	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2013, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and owned by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

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In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, it is required to comply with the relevant provisions of the law in Israel, in the United States and in Canada, including with the legal implications stemming from coordination and synchronization of these three legal systems. In addition, the securities of some of the Company’s consolidated subsidiaries (EQY, FCR, CTY, ATR, Dori and Dori Construction) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. For details regarding the adoption of a plan for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws by the Company, refer to section 22 of the report.

28.2.5	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing, delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

28.2.6	Risks inherent in the management of the Company’s properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group’s properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group’s ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group’s relations with its tenants, as well as on the Group’s yields from its investments.

28.2.7	Competitive environment – The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants, could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company’s properties. In addition, the Company’s competitors could hold an advantageous position compared with the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to sections 10.3.1, 10.3.2 and 14 above for a description of the competition in the Company’s fields of operation).

28.2.8	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the United States and in Canada, the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries will also be required to comply with under the said requirements).

28.2.9

Risks inherent in the impact of external factors on the value of the Group’s properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of

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the properties might be affected by external factors that are outside the Group’s control, such as the possible impact of the financial crisis on the real estate and finance sectors in the United States and the European debt crisis, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group’s fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

28.2.10	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared with investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company’s properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

28.3	Risks specific to the Company

28.3.1	Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its consolidated subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-implementation of deductions granted to the Company with respect to tax, applying to the Group’s income. In addition, as of December 31, 2013, EQY is taxed as a REIT, and its business results could be adversely affected if the US tax authorities were to find that EQY does not meet the criteria of a REIT or if EQY did not fulfill the necessary conditions for the purpose of satisfying its REIT status. Additionally, this could also result in a reduction in the profits available for distribution by EQY as a dividend. The US legal requirements for dividend distributions by a REIT could restrict EQY’s ability to finance the acquisition of new properties, as well as the renovation and development of existing properties, without having to seek additional funding by way of external capital or investment in EQY’s capital.

28.3.2	Dependence on management – The Company has a certain degree of dependence on the continued activities of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company’s President for 10 years until the beginning of 2008. Messrs. Katzman and Segal serve in different positions in the Group. The Company’s assessment is that upon the termination of Mr. Dori Segal’s tenure as the Company’s President and the appointment of a new President in his place at the beginning of 2008, the dependency on the said two officers has decreased. As detailed in section 17.3, in November 2011 the Company’s employment agreements with Mr. Katzman and Mr. Segal expired, however as of the date of the report Mr. Katzman and Mr. Segal continue to serve in their positions. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

28.3.3	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman and some of his family members, and Mr. Dori Segal and his wife, Ms. Erika Ottosson, can act as shareholders of the Company in a manner that is not in line with the interest of the other shareholders, as their interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company’s general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. In addition, the control of the Company could deter third parties from attempting to take it over in a manner that could affect the price of the Company’s share.

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company’s investors, including in the event that the lenders wish to sell the Company’s shares.

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28.3.4	Commencement of operations in new regions – The Group’s commencement of operations in new regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and an administrative headquarters at substantial costs and their integration in the Group. As aforesaid, in 2008, the Company began operating through ATR in 8 countries in Central and Eastern Europe, mainly Poland, the Czech Republic and Russia (for details refer to section 9.1 above). In addition, in 2008 it also began operating in Brazil, and since 2007 the Company owns Acad, which owns Dori, which has operations in Eastern Europe.

28.3.5	Acquisition strategy – The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; it also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group’s current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

28.3.6	Structure of interests in the Company’s consolidated subsidiaries – A large proportion of the Company’s consolidated subsidiaries are not wholly-owned by it. Among these, substantial parts of the issued share capital of EQY, FCR, CTY, ATR and Dori are owned by the public, as well as by other significant shareholders. These consolidated subsidiaries are subject to legal and regulatory limitations that are typical to public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders’ agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group’s structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company’s cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group’s partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner’s investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company’s control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company’s reporting requirement as a public company, it relies on information which it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

28.3.7	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, as detailed in Note 26.d to the financial statements. In addition, with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR and the settlement agreement signed with respect thereto, as detailed in Notes 26d2 and 40m to the financial statements, the Company can provide no assurance that the Company or ATR will not be subject in the future to further claims relating to the causes underlying the derivative action by former shareholders of Meinl or by others. If such proceedings as specified in Note 26d to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company’s operating results.

28.3.8

Risks inherent in listing the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange – The Company’s shares are listed on the Tel Aviv Stock Exchange since 1983, on the New York Stock Exchange since 2011 (as a non-U.S. listed company) and on the Toronto Stock Exchange (as a foreign issuer). The shares are traded on different exchanges, in different currencies (U.S.$, C$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company’s shares in one stock exchange could lead to a decrease in the price of the Company’s shares in another stock exchange. Furthermore, the Company does not expect its shares to

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be included in the different New York Stock Exchange or Toronto Stock Exchange indices in which many of the US- and Canadian REITs are included, which could adversely affect the demand for the Company’s share by investors, as well as its price.

28.3.9	Recommendations of the Market Concentration Committee – In December 2013, the Law to Promote Competition and Reduce Concentration, 2013, which includes, inter alia, reference to control issues in a pyramid holdings structure and separation between significant real corporations and significant financial corporations, was approved by the Knesset. For details ,refer to section 22 of the Report. According to the provisions of the Law, the Group is required to make a structural changes to comply with the provisions of the law, until the end of the transition period prescribed, which entail different risks to the Group. In addition, if at the end of the aforesaid transition periods the Company will not comply with the provisions of the Concentration Law, it will be exposed to sanctions that will essentially limit its means of control of the tier companies held by it in contrary to the Law, by appointing a trustee of the court to sell the means of control in these companies. Furthermore, within the framework of this chapter in the Law, the Minister of Finance and the Bank of Israel Governor were tasked with setting forth provisions for limitations on credit extended to a corporation of a business group by financial bodies, in accumulate, taking into consideration, inter alia, the liability of each corporation or all companies of the business group. Such limitation could impede the ability of the Group to raise obtain credit to repay loans and for the cash flow required for its activity, and harm its operating results. In addition, under the provisions separating between significant real corporations (the class of corporations which the Company expects to fall under) and significant financial corporations, limitations were imposed on interests being owned in the Company by significant financial corporations and their controlling shareholders, in a manner which limits the potential investment of such corporations in the Company, and limitations apply to the Company with respect to investment in financial corporations as aforesaid.

28.4	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate exposure to same) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits		+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company’s properties			+
Competitive environment		+

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Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group’s properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT		+
Dependence on management		+
Control of the Company			+
Commencement of operations in new regions	+
Acquisition strategy		+
Structure of holdings in the Company’s subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange		+
Recommendations of the Market Concentration Committee			+

For details of the risk factors to which Dori’s activity is exposed, see section 10.9 above.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

CHAPTER B

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2013

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2013 (the “Reporting Period”):

The Company’s financial statements as of December 31, 2013 and the year then ended were restated due to correction of an error in the financial statements of a subsidiary. For details refer to Note 2ee to the financial statements and section 1.4 below. The data included in the Director’s report was retrospectively adjusted in order to reflect the correction of the aforementioned error.

1.	The Company and its Operations

1.1.	Introduction

The Company, through its affiliates1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in the United States, as well as in development and construction of primarily residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and, since October 2013, also on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of December 31, 2013 (the “Reporting Date”), the Group owns and manages 577 properties, as follows:

•	556 shopping centers and medical office buildings of various sizes

•	10 shopping centers under development

•	11 other properties

The above properties have a gross leasable area (“GLA”) of 6.6 million square meters. The properties are presented in the Company’s books at their fair value of NIS 56.6 billion (NIS 76.7 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of December 31, 2013) of NIS 5.0 billion (NIS 6.9 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of December 31, 2013, the Company owns 45.2% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California.

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

EQY owns1 142 income-producing properties (135 shopping centers and 7 other properties), with a total GLA of 1.7 million square meters, as well as a shopping center under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the United States, with a total GLA of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the United States, with a total GLA of 136 thousand square meters. For details regarding the sale of medical office buildings after the reporting date, refer to section 7.1e.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of December 31, 2013, the Company owns 45.2% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 160 shopping centers in Canada, with a total GLA of 2.2 million square meters, and 4 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of December 31, 2013, Gazit Brazil owns 4 commercial income-producing properties with a GLA of 32 thousand square meters and one shopping center under development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of December 31, 2013, the Company owns 49.3% of CTY’s2 share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns 711 shopping centers and other retail properties of various sizes, with a total GLA of 1.1 million square meters.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented according to the equity method and is listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of December 31, 2013, the Company owns 39.8%3 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 153 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.3 million square meters. It also has a property under development and 35 plots of lands for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of December 31, 2013, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total GLA of 101 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (As of December 31, 2013 the Company owns 82.5% of Gazit Development’s share capital, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel, with a total GLA of 126 thousand square meters, and 2 properties under development, as well as land for future development. Gazit Development is also active through subsidiaries (“Gazit Development (Bulgaria)”) in Bulgaria and Macedonia, where it owns a shopping center with a GLA of 7 thousand square meters and land for future development.

In addition, Gazit Development also owns, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd. (“Dori Construction”), which is also a public company listed on the TA Stock Exchange) in development and construction of primarily residential projects in Israel and in Central and Eastern Europe, as an entrepreneur as well as a constructor. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd.

For details regarding a scheme for investment in Dori Group’s equity by Gazit Development (which will be mostly used for investment in Dori Construction), refer to Note 40i to the financial statements.

[1]	Includes jointly controlled properties.
[2]	For details regarding a rights issuance of shares by CTY after the Reporting Date, refer to Note 40a to the financial statements.
[3]	The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that owns, to the best of the Company’s knowledge, 13.9% of the share capital of ATR.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in a decline in fair value of the Group’s properties in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there have been greater volatility and uncertainty in the global financial markets, due to the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their Net Asset value).

As of December 31, 2013, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.4.	Restatement

The financial statements as of December 31, 2013 and as of December 31, 2012 and for the years then ended and have been restated in order to retrospectively reflect the correction of an error in the financial statements of the subsidiary Dori Construction, as a result of a material deviation in the estimates of anticipated revenues and costs of projects under construction (the “Estimates”). Part of the deviation amount should have been reflected in the Estimates used by Dori Construction for prior reporting periods, and accordingly Dori Construction and the Company have restated their financial statements for prior periods, the earliest of which is the fourth quarter of 2012, as detailed in Note 2ee to the financial statements.

For details regarding the effect of the correction on the financial statements, refer to Note 41 to the financial statements.

For a disclosure regarding an assessment by the Company’s management and Board of Directors concerning the effect of the restatement on the evaluation of effectiveness of the internal control, and concerning actions taken and to be taken in order to prevent the recurrence of such errors that necessitated the restatement of the financial statements, refer to the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. In the Company’s opinion, the correction that is the subject of the restatement has not led to material effects on the core business of the Company and will not result in the Company failing to comply with its financial covenants or in failing the distribution provisions.

As for details regarding deviation from financial covenants in Dori Group, Dori Construction and Gazit Development, relating to some of the debentures they have issued, and commitments to financing bodies and that, they are not in breach of their commitments to the financing bodies and to the aforementioned debentures holders, due to obtaining waivers from the financing bodies and due to the provisions of the trust deeds and a financing agreement in relation to the examination and remedy periods in the event of non-compliance with the financial ratios, refer to Notes 40h and 40k to the financial statements.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.5.	Highlights - 2013

(NIS in millions, other than per share data)	For the year ended December 31
	2013 *)	2012 *)	Change
Rental income	5,146	5,249	(2%)
NOI(**)	3,457	3,544	(2%)
FFO(***)	585	533	10%
Diluted FFO per share (NIS)(***)	3.41	3.23	6%
The number of shares used in calculating the diluted FFO per share (in thousands)	171,413	165,016	4%
Acquisition, construction and development of investment property(****)	2,994	5,667	—
Disposal of investment property (****)	2,136	1,482
Fair value gain from investment property and investment property under development, net	962	1,938	—
Net income attributable to equity holders of the Company	927	901	—
Diluted earnings per share (NIS)	5.35	5.25	—
Cash flows from operating activities	1,189	1,368	—
Net debt to total assets	55.1%	56.2%
Equity attributable to equity holders of the Company	7,802	7,681	—
Equity per share attributable to equity holders of the Company (NIS)	44.4	46.5	—
Net asset value per share (EPRA NAV) (NIS)(*****)	57.9	60.7	—
EPRA NNNAV per share (NIS) (*****)	41.8	43.3	—

(*)	Restated (refer to section 1.4 above) and retrospectively adjusted for implementation of clarification to IAS 12, refer to Notes 2a, 2ee and 41 to the financial statements.
(**)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(***)	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding companies and joint ventures presented according to the equity method).
(*****)	Refer to section 2.4 below.

•	As of December 31, 2013, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 9.6 billion (NIS 3.5 billion in the Company and wholly-owned subsidiaries). In addition, as of December 31, 2013, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 1.5 billion.

•	During 2013, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 6.0 billion. Additionally, a jointly controlled company that is presented according to the equity method issued debt by way of debentures in a total amount of EUR 350 million (NIS 1.7 billion). The debentures were issued for an average period of 8.3 years to redemption of the principal, at an average rate of 4.08%.

•	During 2013, Group companies issued equity in a total amount of NIS 1.0 billion.

•	As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Reporting Period by NIS 722 million (net of the effect of cross-currency swap transactions).

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.6.	Highlights – Fourth Quarter of 2013

(NIS in millions, other than per share data)	For the 3 months ended December 31
	2013 *)	2012 *)	Change
Rental income	1,269	1,370	(7%)
NOI	855	911	(6%)
Proportionately consolidated NOI (**)	533	531	—
FFO (***)	147	137	7%
Diluted FFO per share (NIS) (***)	0.84	0.83	1%
The number of shares used in calculating the diluted FFO per share (in thousands)	176,092	165,354	6%

Acquisition, construction and development of investment property (***)	984	1,313	—
Disposal of investment property (***)	359	69
Fair value gain from investment property and investment property under development, net	436	451	—
Net income attributable to equity holders of the Company	224	210	—
Diluted earnings per share (NIS)	1.27	1.26	—
Cash flows from operating activities	637	420	—

(*)	Restated (refer to section 1.4 above) and retrospectively adjusted for implementation of clarification to IAS 12, refer to Notes 2a, 2ee and 41 to the financial statements.
(**)	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA criteria. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding companies and joint transactions presented according to the equity method).

•	During the fourth quarter of 2013, Group companies issued debt by way of debentures in a total amount of NIS 0.9 billion.

•	As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the fourth quarter of 2013 by NIS 220 million (net of the effect of cross-currency swap transactions).

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of December 31, 2013):

[1]	A company jointly controlled together with CPI, which owns, to the best of the Company’s knowledge, additional 13.9% of the share capital of ATR as of December 31, 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.8.	Breakdown of Net Operating Income, according to the Company’s operating regions[1]:

Q42013	Q42012

2013	2012

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2013:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of December 31, 2013 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.2	2,802	4,143
FCR	Shares (TSX)	94.3	45.2	4,899	5,449
CTY(1)	Shares (OMX)	217.6	49.3	2,891	2,663
ATR	Shares (VSX, Euronext)	149.3	39.8	4,277	2,985
Dori Group(2)	Shares (TASE)	82.6	61.0	*) 99	164
Europe	Income-producing property	—	—	900	—
Europe(3)	Property under development and lands	—	—	194	—
ProMed	Income-producing property	—	—	1,935	—
Brazil	Income-producing property and property under development	—	—	487	—
Israel(3)	Income-producing property	—	—	1,969	—
Israel(3)	Property under development and lands	—	—	197	—

Total assets		—	—	20,650	—

(*)	Restated, refer to Note 2ee to the financial statements.

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded separate basis”) as of December 31, 2013:

NIS in millions
Debentures(4)	11,016
Debts to financial institutions	3,574

Total debentures and debts to financial institutions(**)	14,590
Other monetary liabilities	322

Total monetary liabilities	14,912
Less – monetary assets	1,991
Less – other investments(5)	469

Monetary liabilities, net	12,452
Other liabilities(6)	396

Total liabilities, net	12,848

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

(**)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures(7)	Banks	Mortgages	Total	%
2014	277	60	590	927	6
2015	993	43	301	1,337	9
2016	984	786	26	1,796	12
2017	772	—	67	839	6
2018	1,407	423	314	2,144	15
2019	1,545	470	104	2,119	15
2020	1,205	—	18	1,223	8
2021	1,009	—	21	1,030	7
2022	900	—	222	1,122	8
2023	785	—	53	838	6
2024 and after	1,139	—	76	1,215	8

Total	11,016	1,782	1,792	14,590	100

(1)	For details regarding the acquisition of additional CTY shares within the framework of a rights issuance after the Reporting Date, refer to Note 40a to the financial statements.
(2)	Represents an effective indirect interest in Dori Group.
(3)	Presented according to the proportionate consolidation method (82.5%).
(4)	Excludes an asset of NIS 769 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
(5)	Comprised primarily of the investment in private equity funds.
(6)	Includes a provision for taxes, net in the amount of NIS 413 million, less intangible assets in the amount of NIS 17 million.
(7)	Includes a private, unsecured loan from an institutional investor in the amount of NIS 266 million.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), changes in the fair value of financial instruments through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, as is the case for the manner of computing FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties), gains or losses on the sale of properties, changes in the fair value of financial instruments through profit and loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The adjustments that must be made to the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2013	2012	2011	2013	2012
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	*) 927	*) 901	*) 708	*) 224	*) 210

Adjustments:
Fair value gain from investment property and investment property under development, net	**)(962)	**)(1,938)	**)(1,692)	**)(436)	**)(451)
Capital loss on sale of investment property	52	5	63	13	8
Impairment of goodwill	—	—	38	—	—
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(435)	(36)	179	(143)	(147)
Adjustments with respect to equity-accounted investees	60	(43)	(131)	54	77
Loss from decrease in interest in investees	11	4	1	1	1
Deferred taxes and current taxes with respect to disposal of properties	*) 262	*) 752	*) 348	*) 110	*) 211
Gain from bargain purchase	(173)	(134)	(102)	—	—
Acquisition costs recognized in profit or loss	10	26	21	5	6
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	142	147	14	(3)	132
Non-controlling interests’ share in above adjustments	*) 375	*) 643	*) 633	*) 257	*) 91

Nominal FFO	269	327	80	82	138

Additional adjustments:
CPI and exchange rate linkage differences	152	94	133	(11)	(40)
Depreciation and amortization	16	16	15	4	4
Adjustments with respect to companies presented according to the equity method	27	2	67	13	(13)
Other adjustments(1)	*)**)121	*)**)94	*)**)110	*)**)59	*)**)48

FFO according to the management approach	585	533	405	147	137

FFO according to the management approach per share (in NIS)	3.42	3.23	2.62	0.84	0.83

FFO according to the management approach per share (diluted) (in NIS)	3.41	3.23	2.62	0.84	0.83

Number of shares used in the basic FFO per share calculation(2) (in thousands)	171,103	164,912	154,456	175,787	165,136

Number of shares used in the diluted FFO per share calculation(2) (in thousands)	171,413	165,016	154,783	176,092	165,354

(*)	Restated (refer to section 1.4 above) and retrospectively adjusted for implementation of clarification to IAS12, refer to Notes 2a, 2ee and 41 to the financial statements.
(**)	Reclassified, refer to Note 2a to the financial statements.
(1)	Income and expenses adjusted against net income for the purpose of calculating FFO, which includes the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses arising from non-recurring payments relating to the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property (including the results of Dori Group), as well as internal leasing costs (mainly salary) incurred in the leasing of properties. Also, with regard to 2011, the data includes the adjustment of income from the bonus waiver and compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.
(2)	Weighted average for the period.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of December 31, 2013, based on the capitalization of net operating income methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31		For the year ended December 31
	2013	2012	2013	2012
	NIS in millions
Rental income	1,269	1,370	5,146	5,249
Property operating expenses	414	459	1,689	1,705

NOI for the period	855	911	3,457	3,544
Less – minority’s share in NOI	(413)	(455)	(1,687)	(1,715)
Add – Company’s share in NOI of jointly controlled companies(1)	91	75	332	333

NOI for the period - Group’s proportionate share	533	531	2,102	2,162

NOI for the year - Group’s proportionate share	(2)2,132	(2)2,124	2,102	2,162

(1)	Companies that are presented according to the equity method.
(2)	Calculated by multiplying the NOI for the fourth quarter by four.

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2013:

Cap Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions) (*)	32,799	30,456	28,426	26,649

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and lands, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2013, amounted to NIS 2,238 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2013, amounted to NIS 24,090 million.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of assets to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

In January 2014, EPRA published an update for the calculation of the EPRA NAV and the EPRA NNNAV, which prescribes that financial derivatives used for currency hedging will not be excluded in calculating the EPRA NAV. Accordingly, in calculating the value of financial derivatives to be excluded in calculating the EPRA NAV, the Company deducts from the total value of the cross-currency swap transactions the intrinsic value of these transactions. Following the said publication, the Company has retroactively adjusted the EPRA NAV calculation as of December 31, 2012 in the amount of NIS 655 million (NIS 3.8 per share), which is the value of the financial derivatives used for currency hedging as of December 31, 2012.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2013	2012 (*)
	NIS in millions
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,802	7,681
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,158	2,203
Fair value asset adjustment for derivatives, net(1)	(60)	(83)
Adjustments with respect to equity-accounted investees	300	236

Net asset value – EPRA NAV	10,200	10,037

EPRA NAV per share (in NIS)	57.9	60.7

EPRA NNNAV
EPRA NAV	10,200	10,037
Adjustment of financial liabilities to fair value	(1,460)	(1,495)
Other adjustments to provision for deferred taxes(2)	(1,124)	(1,214)
Fair value asset adjustment for derivatives, net	60	83
Adjustments with respect to equity-accounted investees	(315)	(254)

“Adjusted” net asset value - EPRA NNNAV	7,361	7,157

EPRA NNNAV per share (in NIS)	41.8	43.3

Issued share capital of the Company(3) (in thousands) used in the calculation	176,094	165,483

(1)	The amount represents the fair value less the intrinsic value of the financial derivatives.
(2)	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.
(3)	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.
(*)	Retroactively adjusted according to the new EPRA rules published in January 2014; Restated as referred to in section 1.4 above and also retrospectively adjusted to reflect the implementation of a clarification to IAS12, refer to Notes 2a, 2ee and 41 to the financial statements.

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3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 2,994 million and investments in the shares of the Company’s investees totaled a net amount of NIS 1,323 million. The effect of these investments on the operating results of the Group will be reflected in full during 2014 and thereafter.

Property activities

1)	In the Reporting Period, the Company and its subsidiaries acquired 11 income-producing properties, with a total GLA of 73 thousand square meters, and lands for future development, at a total cost of NIS 1,409 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,585 million. Furthermore, CTY closed the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%) with a third party for a total consideration of EUR 530 million (NIS 2.5 billion), refer to Note 9f6 to the financial statements. In addition, the Company and its subsidiaries sold non-core properties totaling NIS 2.1 billion.

2)	Property acquisition and sale

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds from the sale of investment properties (NIS in millions)
EQY	7	517	11	266	32	1,038
FCR	2	207	581	914	10	822
CTY(1)	1	2,542	—	368	7	275
ATR(2)	1	720	138	410	4	61
Brazil	2	95	—	22	—	—

3)	Highlights of operational data:

	Investment properties(1)	GLA (in thousands of square meters)	Average basic monthly rent per square meter				Change in same property NOI (3)	Occupancy rate in core properties		Debt to total assets
			31.12.2013		31.12.2012			31.12.2013	31.12.2012
EQY	142	1,704	U.S.$	14.47	U.S.$	13.09	3.1%	92.4%	92.1%	36.0%
FCR	160	2,209	C$	16.12	C$	15.72	2.7%	95.5%	95.6%	42.9%
CTY	71	1,056	EUR	21.5	EUR	20.7	4.6%	95.7%	95.7%	48.5%
ATR	153	1,261	EUR	12.1	EUR	11.7	3.7%	97.6%	97.4%	16.9%

(1)	Includes jointly-controlled properties.
(2)	Represents 100% of ATR.
(3)	Change in same property NOI in 2013 compared with 2012.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of December 31, 2013 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	4	876	44	89
EQY	1	97	134	14
CTY	1	77	182	34
ATR	1	432	114	55
Gazit Development	2	80	109	12
Gazit Brazil	1	123	(*)—	(*)—

	10	1,685	583	204

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of December 31, 2013 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	16	3,081	156	277
EQY	7	119	132	32
CTY	3	87	444	32
ATR	1	90	119	17

	27	3,377	851	358

(*)	As of December 31, 2013 the project was in the advanced planning stage that has not yet been completed at that date and its development budget was yet to be approved by management of the Company at that date.

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3.2	Material events during the reporting period

Equity issuances

A.	For details regarding an equity issuance by the Company by way of a shelf offering report for a net consideration of NIS 489 million, refer to 27e to the financial statements.

B.	For details regarding a rights issuance by CTY of EUR 200 million and the Company’s participation in this offering in the amount of EUR 89.1 million (NIS 472 million), refer to Note 9f5 to the financial statements.

Financing activity

C.	For details regarding a debt issuance by the Company in the amount of NIS 1,227 million by way of an expansion of a listed debentures series (Series K), refer to Note 20b1 to the financial statements.

D.	For details regarding a debt issuance by the Company in the amount of NIS 446 million by way of the initial issue of debentures (Series L), refer to Note 20b2 to the financial statements.

E.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debenture series of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

F.	For details regarding debt issuances by FCR in the amount of C$ 450 million by way of debentures and in the amount of C$ 57.5 million by way of convertible debentures, refer to Notes 20c and 21 to the financial statements.

G.	For details regarding a debt issuance by CTY in the amount of EUR 500 million by way of debentures, refer to Note 20d1 to the financial statements.

H.	In April 2013, ATR made a public offering of EUR 350 million par value of unsecured debentures, bearing interest at a rate of 4% and redeemable in a single payment in April 2020.

I.	On May 10, 2013, S&P rating agency initially assigned long-term credit ratings to CTY of ‘BBB-’, with a Stable Outlook.

J.	On May 16, 2013, Moody’s rating agency initially assigned a long-term credit rating to CTY of ‘Baa3’, with a Stable Outlook.

Other events

K.	On October 15, 2013, the Company completed the process of registering its shares for trade on the TSX. The registration was not accompanied by an issuance of Company shares.

L.	For details regarding the acquisition by CTY of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%), refer to Note 9f6 to the financial statements.

M.	For details regarding the acquisition in the Reporting Period of 2.1 million CTY shares by the Company for a consideration of NIS 25 million, refer to Note 9f4 to the financial statements.

N.	For details regarding the acquisition of 20.4 million ATR shares from an investor from the CPI Group, for a consideration of EUR 88 million (NIS 417 million), and the recognition of a bargain purchase gain of NIS 173 refer to Note 9c5 to the financial statements.

O.	For details regarding the Company’s sale of its 50% interest in a senior housing facility and its 60% interest in land owned through Royal Senior Care to its partner in these properties, refer to Note 9h to the financial statements.

P.	For details regarding a shareholders’ agreement entered into in the Reporting Period by Mr. Chaim Katzman, the Chairman of the Board of Directors and the Company’s controlling shareholder (together with a private company under his control), with Mr. Dori Segal, the Executive Vice Chairman of the Board of Directors and a director and a shareholder of Norstar, and his wife, Ms. Erika Ottosson, a shareholder of Norstar, in connection with their interests in Norstar and their becoming part of the controlling shareholders thereof, refer to Regulation 21A in Chapter D of the Periodic Report.

Q.	For details regarding a private issuance to employees and officers (including interested parties) of share options, restricted share units (RSUs) and performance share units (PSUs), refer to Note 28 to the financial statements.

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R.	For details regarding the issuance of warrants, by way of rights issuance, by Gazit Development, and the exercise of the said warrants issued to the Company, refer to Note 9i to the financial statements.

S.	For details regarding the Company’s engagement in a tax assessment agreement with the Israel Tax Authority for the years 2004-2011 to resolve all the disputes that had arisen with respect to the tax assessments, refer to Note 25 in the financial statements.

T.	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. For additional details, including regarding the implications of the Concentration Law for the Group, refer to sections 22.3 and 28.3.9 of the “Description of the Company’s Business” of this Periodic Report and Note 2a to the financial statements.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), replacing the dividend policy announced in November 2012, pursuant to which a dividend of NIS 0.43 per share per quarter was distributed (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2014 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2014 is applied as stated above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.4	Financial Position

Current assets

Current assets, as of December 31, 2013, total NIS 4.0 billion, compared with NIS 5.5 billion as of December 31, 2012. The decrease is due primarily to the sale of properties by FCR, that were classified as “Assets classified as held for sale” as of December 31, 2012, as well as due to a decrease in the cash balance used for the Group’s operating activity.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 5,907 thousand as of December 31, 2013, compared with NIS 4,713 thousand as of December 31, 2013. The balance of this item as of December 31, 2013 comprises mainly an investment in 149 million ATR shares in the amount of NIS 4,277 million, compared with an investment in 129 million ATR shares in the amount of NIS 3,845 million as of December 31, 2012. Additionally, the balance comprises investments in investment property, in FCR, CTY and EQY’s books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy and in Ronson. The increase in the balance of investments presented according to the equity method in the Reporting Period is mainly due to an investment by CTY in the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture, in a net amount of EUR 144 million (NIS 669 million); refer to Note 9f6 to the financial statements. The increase is further due to the purchase of 20.4 million ATR shares from an investor in CPI Group, at an investment of EUR 88 million (NIS 417 million); refer to Note 9c5 to the financial statements. The increase was offset by the devaluation of the Euro against the NIS, in the amount of NIS 0.2 billion.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of December 31, 2013, financial derivatives amounted to NIS 769 million, compared with NIS 929 million as of December 31, 2012. The decrease is due mainly to the unwinding of some of the swap transactions, in the amount of NIS 598 million (immediately after the unwinding of these transactions, the Company entered into new hedging transactions having a negligible value as of December 31, 2013). The decrease was offset by a revaluation of the financial derivatives to their fair value in the Reporting Period, which was affected mainly by the devaluation of the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of December 31, 2013, amounted to NIS 56.4 billion, compared with NIS 59.8 billion as of December 31, 2012.

The decrease in these balances in 2013 is due mainly to the change in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) that amounted to NIS 5.0 billion, and to the sale of investment properties, which were not part of the Company’s core business for a consideration of NIS 2.1 billion. The decrease was offset by the acquisition of income-producing properties, development of new properties and redevelopment of existing properties at a total cost of NIS 3.0 billion and adjustments to the fair value of investment property and investment property under development of an additional NIS 1.0 billion.

Presented below are the average yields (%) (cap rates) implied in the investment property valuations in the main regions in which the Group operates:

	USA	Canada	Northern and Western Europe	Central and Eastern Europe	Israel
December 31, 2013	6.5	5.9	6.3	8.2	7.5
December 31, 2012	6.8	6.0	6.3	8.4	7.5

Current liabilities

Current liabilities, as of December 31, 2013, totaled NIS 5.8 billion, compared with NIS 5.4 billion as of December 31, 2012; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.9 billion, compared with NIS 2.4 billion as of December 31, 2012. The increase is due mainly to the increase in current maturities of non-current liabilities that became due for settlement.

As of December 31, 2013, the Group had a negative working capital balance of NIS 1.8 billion. Excluding the inventory of buildings for sale, net of advances received from apartment buyers having a projected life term of more than a year, the Group has negative economic working capital of NIS 2.1 billion. Current assets of NIS 4.0 billion, the approved unutilized long-term credit facilities of NIS 8.0 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of current liabilities, and thus Company management believes the balance of current liabilities as of December 31, 2013 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of December 31, 2013, totaled NIS 39.8 billion, compared with NIS 43.3 billion as of December 31, 2012. The decrease in non-current liabilities is due mainly to the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 2.7 billion. In addition, in the Reporting Period, Group companies issued debentures and convertible debentures in the amount of NIS 6.0 billion, for use in the Group’s operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2013, amounted to NIS 7,802 million, compared with NIS 7,681 million as of December 31, 2012. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to NIS 927 million and to equity raised by the Company in a net amount of NIS 489 million. The increase was offset by a reduction in the capital reserves line item of NIS 997 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the dividends declared and paid amounting to NIS 298 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2013, totaled NIS 44.4 per share, compared with NIS 46.5 per share as of December 31, 2012, after a dividend distribution of NIS 1.72 per share in 2013.

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Non-controlling interests

Non-controlling interests, as of December 31, 2013, amounted to NIS 14.6 billion, similar to as of December 31, 2011; the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.8% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 50.7% of CTY’s equity.

The change in non-controlling interests in 2013 is mainly due to the issuance of shares in subsidiaries amounting to NIS 0.6 billion. The aforesaid increase was partially offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.7 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 55.1% as of December 31, 2013 compared with 56.2% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to its total assets stood at 56.2% as of December 31, 2013, compared with 57.5% as of December 31, 2012.

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3.5	Results of Operations

A.	Results of operations for the years 2011 -2013 are as follows:

	For the year ended December 31
	**) 2013	**) 2012	**) 2011
	NIS in millions (other than net earnings per share data)
Rental income	5,146	5,249	4,718
Property operating expenses	1,689	1,705	1,522

Net operating rental income	3,457	3,544	3,196

Revenues from sale of buildings, land and construction works performed	1,672	1,760	1,001
Cost of buildings sold, land and construction works performed	1,688	1,720	967

Gross profit (loss) from sale of buildings, land and construction works performed	(16)	40	34

Total gross profit	3,441	3,584	3,230
Fair value gain from investment property and investment property under development, net	*) 962	*) 1,938	*) 1,692
General and administrative expenses	*) (610)	*) (673)	*) (755)
Other income	218	164	115
Other expenses	(74)	(47)	(110)
Company’s share in earnings of equity-accounted investees, net	149	299	334

Operating income	4,086	5,265	4,506
Finance expenses	(2,185)	(2,214)	(2,197)
Finance income	549	120	72

Profit before taxes on income	2,450	3,171	2,381
Taxes on income	265	758	352

Net income	2,185	2,413	2,029

Attributable to:
Equity holders of the Company	927	901	708
Non-controlling interests	1,258	1,512	1,321

	2,185	2,413	2,029

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	5.41	5.46	4.57

Diluted net earnings	5.35	5.25	4.23

*)	Reclassified, refer to Note 2a to the financial statements.
**)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41 to the financial statements.

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The statement of comprehensive income for the years 2011-2013 is as follows:

	For the year ended December 31
	*) 2013	*) 2012	*) 2011
	NIS in millions
Net income	2,185	2,413	2,029

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	(2,443)	(416)	1,131
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	12
Gains (losses) on cash flow hedges	239	(100)	(139)
Gains (losses) on available-for-sale financial assets	(4)	37	(39)

	(2,208)	(476)	965

Items not to be reclassified to profit and loss:
Gain (loss) on revaluation of fixed assets in joint venture	(6)	10	28

Total other comprehensive income (loss)	(2,214)	(466)	993

Total comprehensive income	(29)	1,947	3,022

Attributable to:
Equity holders of the Company	(46)	715	1,216
Non-controlling interests	17	1,232	1,806

	(29)	1,947	3,022

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41 to the financial statements.

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B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income decreased by 2% to NIS 5,146 million in 2013, compared with NIS 5,249 million in 2012. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2012 and 2013, and was offset against the initial operation of properties the development of which was completed, the operation of additional properties acquired in 2012 and 2013, and growth in income from existing properties.

Assuming the average exchange rates of 2012, the rental income increased by 4% compared with 2012.

Property operating expenses

Property operating expenses totaled NIS 1,689 million in 2013, representing 32.8% of total rental income, compared with NIS 1,705 million, representing 32.5% of total rental income in 2012.

Net operating rental income (NOI)

Net operating rental income decreased by 2% to NIS 3,457 million in 2013 (67.2% of rental income), compared with NIS 3,544 million (67.5% of rental income) in 2012. The decrease was mainly due to the NOI of development and redevelopment of properties, the NOI is adversely affected by the stage of development, the acquisition of properties with a lower NOI margin as of the acquisition date, and current accounting amortization of tenant incentive carried to the rental income line item, starting in the second quarter of 2013.

Assuming the average exchange rates of 2012, the net operating rental income increased by 4% compared with 2012.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 1,672 million in 2013 (revenues of NIS 1,760 million in 2012), comprising NIS 328 million from the sale of buildings and land (revenues of NIS 200 million in 2012) and NIS 1,344 million from construction works performed (revenues of NIS 1,560 million in 2012). In the Reporting Period, the revenues from the sale of buildings include the initial revenues from the sale of buildings totaling NIS 103 million from FCR.

The gross loss from this activity amounted to NIS 16 million in 2013, compared with gross profit of NIS 40 million in 2012. The gross loss in the Reporting Period is mainly due to an increase in the costs estimation in projects under construction, refer also to note 2ee to the financial statements.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in 2013, a fair value gain on its properties in a gross amount of NIS 962 million, compared with a fair value gain of NIS 1,938 million in 2012. The decrease in the gain from investment property in 2013 compared with 2012 was due mainly to FCR, deriving from a decrease in the capitalization rates in 2012 compared with stable capitalization rates in 2013.

As to recording internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the Reporting Period, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding period last year, refer to Note 2a to the financial statements.

General and administrative expenses

General and administrative expenses totaled NIS 610 million (8.9% of total revenues) in 2013, compared with NIS 673 million (9.6% of total revenues) in 2012. The reduction in general and administrative expenses is due mainly to a decrease in general and administrative expenses at EQY and CTY, as a result of a decrease in legal expenses, professional consultancy expenses and salary expenses, and additional savings in administrative expenses as a result of structural changes in 2012, which included the privatization of GAA.

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As to recording internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the Reporting Period, and the reclassification of the comparative data for the corresponding period last year, refer to Note 2a to the financial statements.

Other income

Other income amounted to NIS 218 million in 2013 compared with NIS 164 million in 2012. Other income in 2013 is comprised mainly of a gain from bargain purchase on the acquisition of ATR shares from an investor from the CPI Group, of NIS 173 million, refer also to Note 9c5 to the financial statements (in 2012, a gain from bargain purchase of NIS 134 million with respect to acquisitions of ATR shares made through trades on the Vienna Stock Exchange), as well as a gain from bargain purchase of Ronson shares by Dori Group, of NIS 25 million.

Other expenses

Other expenses amounted to NIS 74 million in 2013, compared with other expenses of NIS 47 million in 2012. Other expenses in 2013 are comprised mainly of a capital loss (including sale expenses) of NIS 58 million from the sale of investment properties in EQY and FCR, and a decrease of NIS 11 million in the interests in ATR.

Company’s share in earnings of equity-accounted investees, net

In 2013 this line item amounted to NIS 149 million compared with NIS 299 million in 2012. This line item is comprised mainly of the Company’s share of ATR’s earnings, in an amount of NIS 127 million (earnings of NIS 159 million in 2012). In 2012 this line item included also the Company’s share of RSC’s earnings, in an amount of NIS 63 million (primarily with respect to a capital gain from the sale of 12 senior housing facilities). The decline in the Company’s share of ATR’s earnings is due mainly to a greater decrease in the value of investment property and investment property under development, net, in 2013 than in 2012, amounting to NIS 32 million (the Company’s share).

Finance expenses

Finance expenses amounted to NIS 2,185 million in 2013, compared with NIS 2,214 million in 2012. The decrease in finance expenses in 2013, compared with 2012, is due mainly to raising debt in 2012 and 2013 at lower interest rates than the debt settled in the aforementioned period. Finance expenses in 2013 included a loss from the early repayment of interest-bearing liabilities and financial derivatives in the amount of NIS 142 million, compared with NIS 147 million in 2012.

Finance expenses in 2013 reflect an average nominal annual interest of 4.9% on the interest-bearing debt of the Company and its subsidiaries, compared with 5.1% in 2012.

Finance income

Finance income totaled NIS 549 million in 2013, compared with NIS 120 million in 2012. Finance income in 2013 was mainly comprised of a gain on the revaluation of financial derivatives of NIS 431 million (in 2012 - gain of NIS 13 million), interest income of NIS 107 million (in 2012 – interest income of NIS 68 million), and income of NIS 11 million from the realization of securities and dividend income (in 2012 – income of NIS 34 million).

Taxes on income

Taxes on income in 2013 are mainly comprised of deferred tax expenses of NIS 203 million, (in 2012 – deferred tax expenses, net of NIS 738 million). The decrease in deferred tax expenses is due mainly to a decrease in deferred tax expenses amounting to NIS 303 million arising from a smaller increase in the fair value gain on investment property and investment property under development in 2013 compared with 2012, changes in the Company’s and a subsidiary’s estimation, net of the ability to offset tax losses against gains from hedge transactions and others (refer also to Note 25n to the financial statements), in the amount of NIS 72 million, and a total of NIS 60 million resulting from a decrease in the tax rate in Finland starting in 2014. The Group companies’ current tax expenses totaled NIS 53 million in the Reporting Period, compared with expenses of NIS 19 million in 2012.

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C.	Results of operations for 2013, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	**) 2012	**) 2013	**) 2013	**) 2013	**) 2013	**) 2013
	NIS in millions
Rental income	1,370	1,340	1,286	1,251	1,269	5,146
Property operating expenses	459	457	421	397	414	1,689

Net operating rental income	911	883	865	854	855	3,457

Revenues from sale of buildings, land and construction works performed	425	409	518	348	397	1,672
Cost of buildings sold, land and construction works performed	453	396	480	335	477	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	(28)	13	38	13	(80)	(16)

Total gross profit	883	896	903	867	775	3,441
Fair value gain from investment property and investment property under development, net	*) 451	*) 185	*) 222	*) 119	*) 436	*) 962
General and administrative expenses	*) (182)	*) (155)	*) (153)	*) (142)	*) (160)	*) (610)
Other income	(4)	5	2	180	31	218
Other expenses	(7)	(17)	(37)	(1)	(19)	(74)
Company’s share in earnings (losses) of equity-accounted investees, net	20	58	47	61	(17)	149

Operating income	1,161	972	984	1,084	1,046	4,086
Finance expenses	(588)	(477)	(676)	(579)	(453)	(2,185)
Finance income	171	213	91	74	171	549

Income before taxes on income	744	708	399	579	764	2,450
Taxes on income (tax benefit)	199	91	52	19	103	265

Net income	545	617	347	560	661	2,185

Attributable to:
Equity holders of the Company	210	329	60	314	224	927
Non-controlling interests	335	288	287	246	437	1,258

	545	617	347	560	661	2,185

*)	Reclassified, refer to Note 2a to the financial statements.
**)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41 to the financial statements.

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The comprehensive income for 2013, by quarter, is as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	*) 2012	*) 2013	*) 2013	*) 2013	*) 2013	*) 2013
	NIS in millions
Net income	545	617	347	560	661	2,185

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	(1,417)	(1,075)	(482)	(164)	(722)	(2,443)
Gains on cash flow hedges	6	52	178	8	1	239
Gains (losses) on available-for-sale- financial assets	(3)	(6)	15	1	(14)	(4)

	(1,414)	(1,029)	(289)	(155)	(735)	(2,208)

Items not to be reclassified to profit and loss:
Loss on revaluation of fixed assets in joint venture	(6)	(6)	—	—	—	(6)

Total other comprehensive loss	(1,420)	(1,035)	(289)	(155)	(735)	(2,214)

Total comprehensive income (loss)	(875)	(418)	58	405	(74)	(29)

Attributable to:

Equity holders of the Company	(424)	(148)	(42)	254	(110)	(46)

Non-controlling interests	(451)	(270)	100	151	36	17

	(875)	(418)	58	405	(74)	(29)

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41 to the financial statements.

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D.	Analysis of results of operations for the fourth quarter of 2013

Rental income

Rental income decreased by 7% to NIS 1,269 million in the fourth quarter of 2013, compared with NIS 1,370 million in the corresponding quarter last year. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2013, and was offset against the initial operation of properties the development of which was completed, the operation of additional properties acquired in 2013, and growth in income from existing properties.

Assuming the average exchange rates of the corresponding quarter last year, the rental income decreased by 1% compared with the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 414 million in the fourth quarter of 2013, representing 32.6% of total rental income, compared with NIS 459 million, representing 33.5% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 6% to NIS 855 million in the fourth quarter of 2013 (67.4% of rental income), compared with NIS 911 million (66.5% of rental income) in the corresponding quarter last year.

Assuming the average exchange rates of the corresponding quarter last year, the net operating rental income remained unchanged compared with the corresponding quarter last year.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 397 million in the fourth quarter of 2013 (revenues of NIS 425 million in the corresponding quarter last year), comprising NIS 91 million from the sale of buildings and land (revenues of NIS 33 million in the corresponding quarter last year) and NIS 306 million from construction works performed (revenues of NIS 392 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 80 million in the fourth quarter of 2013, compared with a gross loss of NIS 28 million in the corresponding quarter last year.

The gross loss in the fourth quarter of 2013 compared to corresponding quarter last year is due mainly to an increase in the costs estimate in projects under construction, refer also to Note 2ee to the financial statements.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the fourth quarter of 2013, a fair value gain on its properties in a gross amount of NIS 436 million, compared with a gain of NIS 451 million, in the corresponding quarter last year. The gain from investment property in the fourth quarter of 2013 is due mainly to EQY, deriving mainly from a greater decrease in capitalization rates and an improvement in the cash flows during the fourth quarter of 2013, compared with the corresponding quarter last year. On the other hand, a decrease in the gain from investment property and investment property under development was recorded in FCR, resulting from a decrease in capitalization rates in the corresponding quarter last year, compared with stable capitalization rates in the fourth quarter of 2013.

As to recording internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the fourth quarter of 2013, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding quarter last year, refer to Note 2a to the financial statements.

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General and administrative expenses

General and administrative expenses totaled NIS 160 million (9.6% of total revenues) compared with NIS 182 million (10.1% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due mainly to the Company and CTY and derives from a decrease in salary expenses.

As to recording internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the fourth quarter of 2013, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding quarter last year, refer to Note 2a to the financial statements.

Other income

Other income amounted to NIS 31 million in the fourth quarter of 2013, mainly due to the gain from bargain purchase on the purchase of additional Ronson shares by Dori Group, which amounted to NIS 25 million.

Other expenses

Other expenses amounted to NIS 19 million in the fourth quarter of 2013, compared with NIS 7 million in the corresponding quarter last year. The amount primarily comprises capital losses (including sale expenses) in EQY due to the disposal of properties.

Company’s share in earnings (losses) of equity-accounted investees

In the fourth quarter of 2013, this line item totaled a loss of NIS 17 million (earnings of NIS 20 million in the corresponding quarter last year), and is comprised mainly of the Company’s share in ATR’s losses, in the amount of NIS 13 million (loss of NIS 13 million in the corresponding quarter last year). In addition, the corresponding quarter last year includes gain from the Company’s share in EQY’s earnings from joint ventures in an amount of NIS 30 million.

Finance expenses

Finance expenses amounted to NIS 453 million in the fourth quarter of 2013, compared with NIS 588 million in the corresponding quarter last year. Finance expenses in the fourth quarter of 2012 comprise a loss of NIS 132 million from the early redemption of debentures, mainly of EQY’s debentures.

In the fourth quarter of 2013, finance expenses reflect an average nominal annual interest of 4.7% on the interest-bearing debt of the Company and its subsidiaries, similar to the corresponding quarter last year.

Finance income

Finance income totaled NIS 171 million in the fourth quarter of 2013, similar to the corresponding quarter last year. Finance income in the fourth quarter of 2013 was mainly comprised of a NIS 142 million gain on the revaluation of financial derivatives (in the corresponding quarter last year –income of NIS 137 million); interest income of NIS 26 million (in the corresponding quarter last year – income of NIS 18 million) and income of NIS 2 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 8 million).

Taxes on income

Taxes on income in the fourth quarter of 2013 are mainly comprised of deferred tax expenses of NIS 82 million (in the corresponding quarter last year –expenses of NIS 200 million), a decrease which arises mainly from deferred tax income of NIS 60 million resulting from a decrease in the tax rate in Finland starting in 2014. In addition, in the fourth quarter of 2013, the Group companies recorded current tax expenses in a net amount of NIS 21 million, compared with current tax income of NIS 1 million in the corresponding quarter last year.

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3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.6 billion as of December 31, 2013, and NIS 2.3 billion at the end of 2012. In addition, as of December 31, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 8.0 billion, compared with NIS 5.9 billion as of December 31, 2012.

As of December 31, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 9.6 billion (NIS 3.5 billion in the Company and wholly-owned subsidiaries). In addition, as of December 31, 2013, a jointly-controlled company presented according to the equity method has a cash balance totaling NIS 1.5 billion.

As of December 31, 2013, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 38.4 billion (67.9% of the total investment property and investment property under development). In addition, as of December 31, 2013, a jointly-controlled company presented according to the equity method has unencumbered investment property and investment property under development which is carried in the books at its fair value of NIS 8.3 billion.

As of December 31, 2013, the Company had negative economic working capital1 of NIS 2.1 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on a separate basis (including wholly-owned subsidiaries), unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 8.0 billion and NIS 2.9 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative economic working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

During the Reporting Period, 2013, the Company has presented forecasted cash flows following continuous negative cash flows from operating activities together with negative working capital, based on its separate financial statements as of March 31, 2013, June 30, 2013 and September 30, 2013. Pursuant to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Company is required to disclose a table comparing the Company’s forecasted cash flows, as presented in the Directors’ Report for the period ended March 31, 2013, to the actual cash flows, which are attached as Appendix C of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in 2013 totaled NIS 1,189 million compared with NIS 1,368 in 2012. Operating activities in 2013 include a gain from the unwinding of interest rate and cross-currency swaps totaling a net amount of NIS 69 million. Cash flows from operating activities in 2012 included a special dividend of NIS 282 million from RSC that was paid as a result of the sale of senior housing facilities.

In 2013, the activities of the Company and its subsidiaries were funded by means of equity raisings in an amount of NIS 1,025 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 4,667 million, by means of unwinding of hedging transactions (principal) totaling NIS 392 million, and by means of the repayment of long-term loans in a net amount of NIS 148 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 858 million, for the repayment of loans and credit facilities in a net amount of NIS 4,558 million, for the

1	Negative accounting working capital of NIS 1,813 million excluding inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 264 million; refer also to section 18 of the “Description of the Company’s Business” of the Periodic Report.

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payment of dividends by Group companies in an amount of NIS 996 million, for investments in investees in an amount of NIS 1,323 million and for investments in available-for-sale securities and deposits in a net amount of NIS 265 million.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 31, 2014, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect as of August 31, 2015. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of December 31, 2013 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.4 million under the aforementioned program.

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4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company (for related details, refer to Regulation 26A in the “Additional Details about the Company” chapter).

4.2	For details regarding the market risks to which the Company is exposed, refer to Note 37a to the financial statements.

4.3.	The Company’s policies for risk management are as follows:

1)	The Group has a policy of maintaining a high level of liquidity that enables it to take advantage of business opportunities in its fields of operation and to service its debts, which are spread over a large number of years, even during times of crisis in the equity and debt markets.

2)	The Group companies employ local experts in the field of property management, development and acquisition, who monitor, on a regular basis, developments in the markets in which the Group operates.

3)	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance those acquisitions of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2013, refer to the table attached as Appendix A of the Directors’ Report.

4)	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group’s requirements and market conditions. Generally, the Company believes in raising debt with a long-term maturity bearing fixed interest, although such debt is usually more expensive than debt with a short-term maturity, with the aim of maintaining maximum financial flexibility as well as reducing exposure to sharp changes in variable interest. The Group maintains a mix in the split between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. In the range of considerations that come into play in striving to achieve the above aim, a central consideration is the attempt to preserve a mix that will align with the property management strategy, which is largely related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are in the majority of cases more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, policy makers tend to adopt an expansionary monetary policy by means of reducing interest in order to stimulate renewed growth in their economies). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the degree of flexibility enjoyed by the Company in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to take on debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

5)	During 2013, no changes occurred in the Company’s market risks management policy.

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4.4.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 37f to the financial statements. As to the sensitivity analyses, refer to Appendix E of the Directors’ Report.

4.5.	Changes in foreign currency exchange rates – From January 1, 2013 through December 31, 2013, the New Israeli Shekel appreciated against the Canadian Dollar, U.S. Dollar, the Euro and the Brazilian Real by 12.9%, 7.0%, 2.8% and 18.6%, respectively. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2013, refer to Note 37f to the financial statements and Appendix A of the Directors’ Report. In addition, from December 31, 2013 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar and the Brazilian Real by 3.5%, 4.0% and 2.9%, respectively, and appreciated against the Euro by 3.3%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2013 through December 31, 2013, the (known) consumer price index rose by 1.9%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2013, refer to Note 37f to the financial statements. In addition, from December 31, 2013 until immediately prior to the date of approval of this report, the (known) consumer price index increased by 0.2%.

4.6.	Inspection methods and policy implementation:

On an ongoing daily basis, the persons responsible for market risk management examine the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management on a weekly basis (while, in light of the Company’s policy on the topic detailed above, no concrete, quantitative limits have been set on the actions of the persons responsible for market risk management). The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold separate meetings at which the Company’s market risks in their entirety and how to mitigate them are discussed.

4.7.	During the period from January 1, 2013 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31 2012, March 31 2013, June 30 2013, September 30 2013 and December 31, 2013 were approved.

As of December 31, 2013 and December 31, 2012, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows1:

[1]	Refer to Appendix A of the Directors’ Report.

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December 31, 2013

December 31, 2012

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.	Corporate Governance Aspects

5.1	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management.

In 2013, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates. The majority of the social investment was directed to the education field.

A.	Initiative for “Supporting the South” –2013 was the first full operating year of “Supporting the South”. During the year, the Company has invested more than NIS 6 million in the education systems of periphery towns in the Negev, among them: Mitzpe Ramon, Yeruham, Dimona, Ofakim, Netivot, Sderot, Rahat, Kiryat Gat, Kiryat Malakhi and Arad. Within the framework of the initiative, the Company assisted in the construction and redevelopment of youth centers, scholarships were granted to 115 students, and support was provided to 10 primary schools and 10 high schools. During the year, 2,700 students were directly assisted by Gazit- Globe.

The support for the education systems was provided in cooperation with the southern administrative district of the Ministry of Education, the local authorities and professional bodies. In addition, the Company has undertaken to support educational projects within the framework of this initiative, in the additional amount of NIS 4.8 million, until the end of the 2014 school year (August 2014). As of the report publication date, some of the said support has been provided in practice.

B.	The Gazit-Globe Real Estate Institute – The Company has established and supports a real estate research institute in the Interdisciplinary Center (IDC) Herzliya, Israel.

In 2013, the Institute held academic conventions on the following topics: affordable housing, real estate financing and housing prices in Israel. The Institute has launched a new quarterly index which determines the rate increase in housing prices, has supported academic research and has held an advance real estate management course. The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jews and the environment. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled”, the “Larger than Life” association that helps children with cancer and many other organizations, and supported summer camps for children and teenagers from families who cannot afford them.

In addition to the donations, Company employees take part in voluntary activities. In 2013, the number of volunteer hours of Company employees has increased substantially.

In 2013, the Group’s donations amounted to NIS 10.7 million, double the amount of donations in 2012.

5.2	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

On October 31, 2012, Mr. Izchak Naftalin began to serve as the Company’s internal auditor. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party?

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

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Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company.

Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the President of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2013 is based on a risks survey that was carried out in the second half of 2012. The program took into account the subjects examined and expected to be examined over the years in accordance with a three-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2013 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transactions, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas.

In 2013, the internal auditor examined the operations of the following private companies – Gazit Development, ProMed, Gazit Germany and Gazit Brazil, this being in accordance with the work program approved by the Company’s Audit Committee.

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at EQY (in the United States), FCR (in Canada) and CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards. With regard to the internal audit of Dori Group, a subsidiary of the Company listed on the TA Stock Exchange, and subsidiaries of Dori Group, the activity is performed by another internal auditor in accordance with the provisions of the Internal Audit Law, 1992 and the provisions of the Companies Law, and in conformity with professional international internal auditing standards.

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Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program; in 2013, 2,400 hours were spent on audit work activity, in accordance with the breakdown presented in the table below.

Work hours
Internal audit in Israel	1,600 hours
Internal audit of the Company’s overseas private subsidiaries	800 hours

Total	2,400 hours

The number of the auditor’s work hours was set at 2,400 hours, based on the audit subjects that were determined for examination in 2013. This compares to 2,350 internal audit hours in 2012. It should be noted that the scope of the internal auditor’s engagement is flexible, meaning that, as 2013 progressed and as the various audit reports were discussed, the Audit Committee was empowered to permit the internal auditor to increase the number of audit hours that had been decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit. To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data.

Reports of the internal auditor:

The dates when written reports of the internal auditor’s findings were submitted to the Audit Committee and when the above reports were discussed by the Audit Committee, are as follows:

a.	In April 2013, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties” at the Company.

b.	In April 2013, the internal auditor submitted an audit report on the subject: “Material Transactions” at the Company.

c.	In April 2013, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Property Management Audit Report” at the Company.

d.	In August 2013, the internal auditor submitted an audit report on the subject: “Employees’ Salaries” at the Company.

e.	In August 2013, the internal auditor submitted an audit report on the subject: “Security of Means of Payment” at Gazit Development.

f.	In August 2013, the internal auditor submitted an audit report on the subject: “General Review, Financing and Loans Survey” at Gazit Germany.

g.	In August 2013, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Expense Reimbursement for Officers and Executives Audit Report” at the Company.

h.	In November 2013, the internal auditor submitted an audit report on the subject: “Employees’ Salaries and Property Management” at Gazit Brazil.

i.	In November 2013, the internal auditor submitted an audit report on the subject: “Employees’ Salaries” at Gazit Development.

j.	In November 2013, the internal auditor submitted an audit report on the subject: “Internal Enforcement” at the Company.

k.	In December 2013, the internal auditor submitted an audit report on the subject: “Expense Reimbursement for Officers and Executives” at the Company.

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l.	In December 2013, the internal auditor submitted an audit report on the subject: “General Review” at ProMed USA.

m.	In December 2013, the internal auditor submitted an audit report on the subject: “Risk Assessment” at the Company.

The Audit Committee discussed the reports referred to above during the course of its meetings on April 30, 2013, August 22, 2013, November 17, 2013 and January 20, 2014.

In the last quarter of 2014, the internal auditor prepared an audit report on “Project Management” at Gazit Development. This audit report is expected to be discussed in the first quarter of 2014.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

5.3	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company as well as Gazit Development)(*):

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	5,818	4,140	19,801	13,796
Fees for consulting and tax services	1,988	2,658	3,386	3,881

Total	7,806	6,798

(*)	Starting in 2013, the data includes the fees and hours billed with respect to the Company’s wholly-owned subsidiaries in the United States (MGN, ProMed), Canada (Gazit Canada Inc., Gazit 2003 Inc., Gazit America) and Gazit Germany.

B.	Ernst & Young in the United States (the Company’s wholly-owned subsidiaries in the United States(*) and EQY):

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	5,057	6,800	8,697	12,430
Fees for consulting and tax services	590	717	1,000	1,200
Other fees	689

Total	6,336	7,517

(*)	For a wholly-owned subsidiary of the Company, refer to subsection A above.

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C.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	1,913	1,968	3,735	3,320
Fees for consulting and tax services	48	246	106	300
Other fees	909	246

Total	2,870	2,460

D.	Ernst & Young in Germany (the Company’s wholly-owned subsidiaries(*)):

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	129	375	220	973
Fees for consulting and tax services	—	49	—	49

Total	129	424

(*)	Refer to subsection A above.

E.	Ernst & Young in Canada (Gazit 2003 Inc., Gazit Canada Inc., Gazit America(*) and FCR):

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	3,730	2,737	9,477	7,787
Fees for consulting and tax services	517	581	344	300
Other fees	—	105

Total	4,247	3,318

(*)	For Gazit Canada, Gazit 2003 Inc. and Gazit America Inc., refer to subsection A above.

F.	Ernst & Young in Brazil:

	For the year ended December 31
	2013	2012	2013	2012
	NIS in thousands		Hours
Fees for audit and related services	283	241	870	372
Other fees	44	—

Total	327	241

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

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6.	Compensation of Senior Employees

For details regarding compensation of officers and interested parties in 2013 by the Company and by subsidiaries, refer to Regulation 21 in Chapter D of the Periodic Report.

In September 2013, the Company’s general meeting approved, after receiving the approval of the Company’s Board of Directors and its Compensation Committee, the adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999 (the “Compensation Policy”). The Compensation Policy will apply to the President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position therein (with the exception of the Company’s controlling shareholders). For details regarding the Company’s Compensation Policy, refer to section 17.2 in the “Description of the Company’s Business” chapter.

In the Company’s opinion, the compensation in the reporting year to interested parties and to officers of the Company, as detailed in Regulation 21 in Chapter D of the Periodic Report, is commensurate with the Company’s Compensation Policy as approved, as aforesaid, by the Company’s organs, and are therefore fair and reasonable.

The above conclusions result from the discussions that took place at meetings of the Company’s Compensation Committee and its Board of Directors, at which the 2013 financial statements were discussed and approved. Compensation data in accordance with Regulation 21 and Addendum 6 to the Securities Regulations (Periodic and Immediate Reports), 1970, which were sent to the members of the Board of Directors shortly beforehand, were presented at the aforementioned meetings, at which the terms of the compensation for each of the officers listed in the aforementioned regulation were separately discussed, with regard to the Company’s Compensation Policy, apart from the terms for Messrs. Olson, Caputo and Levine who are not officers of the Company but of the investees, EQY and ATR, which, being foreign public companies listed on the New York Stock Exchange and the Vienna Stock Exchange, respectively, discuss and approve the terms of the compensation for their officers at their own independent organs. As stated, the discussion on this subject was conducted separately for each of the Company’s officers, except in relation to members of the Board of Directors that do not hold another position in the Company, in the case of whom, in January 2012, the Company’s general meeting approved the granting of a proportionate fee in accordance with that specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

With reference to the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board of Directors, Mr. Dori Segal, despite their employment agreements having expired in November 2011, Mr. Katzman and Mr. Segal continue in their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice Chairman of the Company’s Board of Directors, respectively, but without receiving a salary from the Company (or from a wholly-owned subsidiary) and, consequently, none of the Company’s organs have needed to hold a discussion regarding their salaries. With regard to amounts charged in the reporting year with respect to compensation in cash or in securities of foreign public subsidiaries that are consolidated in the financial statements of the Company, such compensation amounts (including those for Messrs. Katzman and Segal) are discussed and approved by the relevant independent organs of each of the aforesaid public subsidiaries, pursuant to the laws that govern them in their country of domicile.

7.	Disclosure Regarding the Financial Reporting of the Company

7.1	Additional Information and Events Subsequent to the Reporting Date

A.	On June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”). Following the private offering, the Company’s interest in CTY decreased to 41.9%.

Furthermore, the Company has entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and that the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares under certain conditions.

In addition, on July 8, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million in consideration for € 87.6 million (NIS 411 million).

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Subsequent to the Rights Issuance the Company’s interest in CTY increased to 42.2%. For further information refer to Note 40a to the financial statements.

B.	For details regarding the debt raised by FCR, in a total amount of C$ 510 million, through debentures and early repayment of existing debentures in an amount of C$ 100 million refer to Note 40b to the financial statements.

C.	For details regarding a public offering of NIS 414 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 445 million, refer to Note 40c to the financial statements.

D.	For details regarding an agreement entered into by the Company and wholly-owned subsidiaries for a private unsecured dollar loan to be taken from an institutional investor for the subsidiaries, in the amount of U.S.$ 100 million, bearing annual interest at the rate of 6%, refer to Note 40d to the financial statements.

E.	After the Reporting Date, ProMed sold 12 properties for a consideration of U.S.$ 405 million (NIS 1,393 million) before tax and transaction costs.

F.	In July 2014, the S&P rating agency upgraded CTY’s credit rating from BBB- to BBB, with a stable outlook.

In July 2014, the Moody’s rating agency upgraded CTY’s credit rating from Baa3 to Baa2, with a stable outlook.

G.	On August 14 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

H.	In April 2014, Gazit Development enlarged the credit line that it had granted to Dori Construction by a further NIS 55 million (to a total amount of NIS 130 million), under the same terms, and, in June 2014, Gazit Development undertook that, should Dori Construction not have the means to repay the credit line, and upon its request, Gazit Development would act to extend the credit line or to grant a new credit line through December 2015.

In June 2014, the Company granted Gazit Development a credit line in the amount of NIS 120 million through December 31, 2016, and Gazit Development granted a credit line under identical terms to Dori Construction, which will be utilized under “back to back” terms vis-à-vis the credit line provided by the Company to Gazit Development.

For details regarding the Company’s Board of Directors approval to the extending of a loan granted Gazit Development in the amount of up to NIS 200 million, and a scheme for investment in Dori Group (the “investment scheme”), refer to Note 40i to the financial statements.

I.	For details regarding an irrevocable commitment made by Gazit Development to Dori Group that, in the event that the investment scheme referred to in section H above is not approved by the competent organs of Dori Group and subject to certain conditions, it would inject an amount of NIS 200 million in order to strengthen the capital structure of Dori Group and Dori Construction and to act to convert a loan of NIS 125 million into shares of Dori Construction, Refer to Note 40j to the financial statements.

J.	For details regarding the approval of Gazit Development’s board of directors the issuance of 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering and the exercise of all the warrants granted to the Company, Refer to Note 40l to the financial statements.

K.	For details regarding FCR’s capital issuance in a total amount of C$ 100 million and the Company’s participation in the aforementioned issuance, refer to Note 40o to the financial statements.

L.	For details regarding a number of lawsuits that were filed against the Company, Dori Construction and others, refer to note 40m to the financial statements.

7.2	Critical Accounting Estimates -

During the preparation of the financial statements for the second quarter of 2014, error were found in the estimates of anticipated revenues and costs of projects being performed at a subsidiary in the field of construction work; these errors occurred in the course of preparing the financial statements for prior periods, the earliest of which was the fourth quarter of 2012. For further information regarding the errors in the aforesaid estimates and their correction by means of restatement of the financial statements, refer to section 1.4 above and Note 2ee to the financial statements.

For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements.

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7.3	Change in accounting policy due to implementation of a clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not created with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The comparative data in the financial statements have been retrospectively adjusted in conjunction with the implementation of the Clarification as mentioned in section 1.4 above.

With regard to the effects of implementing the Clarification on the financial statements, refer to Note 41 to the financial statements.

7.4	Effect of initial implementation of IFRIC 21, Levies

For details regarding the impact of publication of a Clarification NO.21 (IFRIC 21), Levies, on the financial statements, refer to Note 2a to the financial statements.

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8.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	As of December 31, 2013, there were ten series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/13	Par value of debentures in circulation, plus linkage differences as of 31/12/13	Total accumulated interest to 31/12/13	Balance in the financial statements as of 31/12/13	Stock exchange value as of 31/12/13	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series A)	(1)05/2002	717,953	218,656	156.8	5.1	158	174.9	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the U.S. Dollar
Debentures (Series B)	05/2004	(2)350,000	(2)170,361	148.6	—	149	148.9	6-month EURIBOR + 2%	3 equal annual installments starting from December 2014	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the Euro
Debentures (Series C)	(3)04/2005	1,300,000	894,109	1,112.6	—	1,115	1,251.8	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	(4)09/2006	2,069,048	2,069,048	2,459.2	94.5	2,466	2,927.7	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series E)	(5)07/2007	574,052	555,569	555.6	—	545	543.8	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (Series F)	(6)12/2006	1,442,301	569,519	569.5	—	565	624.1	Fixed 6.4%	5 equal installments in December of each of the years 2011, 2012, 2013, 2015 and 2016	Paid once a year on December 31	Without linkage
Debentures (Series I)	(7)01/2008	1,439,826	1,223,093	1,439.0	—	1,444	1,630.0	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

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	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/13	Par value of debentures in circulation, plus linkage differences as of 31/12/13	Total accumulated interest to 31/12/13	Balance in the financial statements as of 31/12/13	Stock exchange value as of 31/12/13	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series J)	(8)02/2009	734,802	734,802	832.3	13.6	861	1,068.0	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series K)	(9)09/2011	2,653,181	2,653,181	2,750.8	37.1	2,961	3,195.0	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series L)	10/2013	451,379	451,379	451.4	3.2	446	455.6	Fixed 4%	5 installments with the first installment in June 2023 at the rate of 10%, the second and third installments in June 2024-2025 at the rate of 15% each, and the fourth and fifth installments in June of the years 2026-2027 at the rate of 30% each.	Paid twice a year on June 30 and December 31.	The principal and the interest are linked to the increase in the consumer price index

(1)	Debentures (Series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (Series A) for a further NIS 57 million par value of debentures (Series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (Series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (Series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (Series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (Series A) were issued.
(2)	Debentures (Series B) were issued pursuant to the Company’s prospectus dated May 16, 2004, at which time NIS 350 million par value of debentures were issued.
(3)	In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).
(4)	Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.
(5)	Debentures (Series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (Series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (Series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).
(6)	Debentures (Series F) were first issued in December 2006, at which time NIS 650 million par value of debentures (Series F) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In March 2007, September 2007 and January 2008, the Company issued – by means of extending the series – NIS 290 million par value, NIS 210 million par value and NIS 292.3 million par value, respectively, of debentures (Series F), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus.
(7)	Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus published in May 2010.
(8)	Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.
(9)	Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series. In June and December 2013, the Company closed a public issuance by means of extending the series – NIS 731 million and NIS 308 million par value of debentures (Series K), respectively.

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B.	Details concerning the trustees of the Company’s debentures (to the best of the Company’s knowledge):

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series A)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il
Debentures (Series B)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il
Debentures (Series C)	Mishmeret Trust Services Company Ltd.(*)	GioraLuftig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series F)	Mishmeret Trust Services Company Ltd.	GioraLuftig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	YosiReznik	14 YadHaharutzim Street, Tel-Aviv	03-6393316	yossi@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il
Debentures (Series K)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com
Debentures (Series L)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com

(*)	In the Reporting Period, the holders of debentures (Series C) approved the appointment of Mishmeret Trust Services Company Ltd. in place of U-Bank Trust Company Ltd.

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C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)
Debentures (Series A)	May 2002	A+	—	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series B)	May 2004	AA-	Aa3	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series C)	April 2005	AA	Aa3	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series D)	September 2006	AA	Aa2	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series E)	July 2007	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series F)	December 2006	AA/Negative	Aa2	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series I)	January 2008	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series J)	February 2009	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series K)	September 2011	A+/Positive	Aa3	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567
Debentures (Series L)	October 2013	AA-/Stable	Aa3	AA-/Stable	Aa3/Stable	24/12/2013 Reference: 2013-01-106102	24/12/2013 Reference: 2013-01-106567

(*)	Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings apply to all the debenture series that were in circulation on the rating date).
(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

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D.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	6/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
3/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2Developing
20/11/06	AA/Negative	13/12/06	Aa2Developing
7/12/06	AA/Negative	28/02/07	Aa2Stable
28/02/07	AA/Stable	10/07/07	Aa2Stable
18/06/07	AA/Stable	20/12/07	Aa2Stable
11/10/07	AA/Stable	7/01/08	Aa2Stable
23/03/08	AA/Stable	23/03/08	Aa2Stable
3/08/08	AA-/Stable	9/09/08	Aa3Stable
12/02/09	AA-/Negative	15/02/09	Aa3Stable
3/05/09	A+/Negative	9/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
1/7/10	A+/Stable	12/4/10	A1 Stable
2/8/11	A+/Positive	19/5/11	Aa3 Stable
25/8/11	A+/Positive	25/8/11	Aa3 Stable
23/1/12	A+/Positive	23/1/12	Aa3 Stable
15/5/12	A+/Stable	06/5/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable
13/5/13	AA-/Stable	3/6/13	Aa3 Stable
3/6/13	AA-/Stable	24/10/13	Aa3 Stable
24/10/13	AA-/Stable	24/12/13	Aa3 Stable
24/12/13	AA-/Stable

E.	As of December 31, 2013 and during 2013, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

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F.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2013 is NIS 1,127 million. The conditions specified in the trust deed of the debentures (Series J) for the alteration, release, activation or cancellation of the above pledges are detailed in the preliminary report and in the shelf offer report. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2013 is attached as an Appendix of the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the regulations of the Israel Securities Authority regarding investment property activity, refer to Appendix D of this report.

G	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose on the Company any restrictions regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

H.	The total of the Company’s commitments as of December 31, 2013 pursuant to each one of the series: debentures (Series C), debentures (Series D), debentures (Series I), debentures (Series J) and debentures (Series K), separately (as presented in the separate financial report of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

I.	For details regarding the issuance of debentures (Series K) by means of extending the series and the initial issuance of debentures (Series K) in 2013, refer to Note 20b to the financial statements.

J.	For details regarding the issuance of debentures (Series L) by the company, for a net consideration of NIS 445 million by means of extending a listed series in April, 2014, refer to Note 40c to the financial statements.

K.	On May 13, 2013, S&P Maalot upgraded the credit rating for all of the Company’s series of outstanding debentures from ilA+ to ilAA- with a stable outlook.

L.	On August, 2014 S&P Maalot reaffirmed the credit rating of all the outstanding debentures of the company at ‘ilAA-’, with a stable outlook.

September 10, 2014
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

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Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2013

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2013. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2), and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,074	2,320	2,999	3,317	334	—
Assets in NIS	3,074	8,053	14,339	10,826	491	36,783
% of total assets	8	22	39	30	1	100
Liabilities in original currency	10,681	1,268	1,419	1,691	—	—
Cross-currency swap transactions in original currency	(7,642)	176	825	687	159	—
Liabilities in original currency	3,039	1,444	2,244	2,378	159	—
Liabilities in NIS adjusted for swaps	3,039	5,012	10,731	7,762	234	26,778
% of total liabilities	11	19	40	29	1	100
Total equity in original currency	35	876	755	939	175	—
Total economic equity(3) in NIS	35	3,041	3,608	3,064	257	10,005
% of total equity	—	30	36	31	3	100

(1)	According to currency exchange rates as of December 31, 2013.
(2)	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
(3)	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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Appendix B of the Directors’ Report

Valuation Summary

During the third quarter of 2013, the Company conducted a valuation of the Purchase Price Allocation (“PPA”) of ATR with respect to the acquisition of 20.4 million additional shares of ATR (the “valuation”), refer to Note 9c5 to the financial statements.

The Company has examined the requirement to attach the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014). Based on this examination, the gain generated for the Company as a result of the valuation is greater than 10% of the net income attributable to equity holders of the Company during 2013, but lower than 5% of the equity attributable to the equity holders of the Company as of December 31, 2013. Therefore, the Company is not required to attach the valuation. Presented below is the valuation summary:

1.	Identification of the valuation subject	PPA for the purpose of determining the Company’s share in the value of ATR’s identifiable assets, net of its identifiable liabilities.

2.	Valuation date/Effective date(*)	August 29, 2013

3.	Value of the valuation subject in the Company’s books (consideration paid for the shares)	EUR 87.8 million (NIS 417 million).

4.	Value of the valuation subject determined by the valuation	EUR 124.3 million (NIS 590 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.

7.	The valuation model adopted by the appraiser

•  Discounted cash flows (DCF) for VAT receivables.

•  Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•  External valuation of loans, debentures and finance leases.

8.	The main assumptions according to which the valuation was carried out

•  Average discount rate of 10% for finance leases.

•  Discount rate of 4.2% for loans and 4.0% for debentures, in accordance with the external valuation.

•  VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 8.22%-12.2%.

•  Investment property, property under development and land are presented at their value in the financial statements (represents their fair value).

9.	Gain from bargain purchase at the time of acquisition	EUR 36.5 million (NIS 173 million).

(*)	The effective date of the Valuation predates the publication date of this Periodic Report by more than 90 days. In the Company’s opinion, no material changes have taken place in connection with the Valuation that would warrant altering its conclusions.

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Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

Presented below is a comparison of the forecasted cash flows as presented in the Directors’ Report as of March 31, 2013, with the actual cash flows for the period April 1, 2013 through December 31, 2013:

	1.4.2013 through 31.12.2013
	Forecast	Actual
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,396	1,396

Separate sources:
From operating activities of investees (2)	767	1,025
Unwinding of hedging transactions (refer to Note 37d to the financial statements)	—	598
Issuance of shares(3)	—	489
Issuance of debentures(3)	—	1,672

Total sources	767	3,784
Separate applications:
Cash flows for operating activities	(380)	(421)
Investments in and loans to subsidiaries(3)	—	(956)
Investment in financial assets(3)	—	(105)
Cash flows for financing activities(4)	(708)	(885)
Anticipated dividend distributions(5)	(216)	(298)
Effect of exchange rates on credit facilities and others	—	(79)

Total applications	(1,304)	(2,744)

Balance of liquid assets at the end of the period	859	2,436

Explanations for the differences between the forecasted cash flows as presented in the Directors’ Report as of March 31, 2013 for the period April 1, 2013 through December 31, 2013, and the actual cash flows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company.
(2)	The actual cash flows from operating activities are higher than forecasted due to the repayment of loans from subsidiaries, following the raising of debt and the sale of investments in the subsidiaries, which were not included on the forecast.
(3)	As clarified in the forecasted cash flows presented in its quarterly financial statements, these forecasts assumed no raising of capital and debt and no additional investments.
(4)	The cash flows for financing activities are higher than forecasted due to the early redemption of Company debentures that were held by a wholly-owned subsidiary.
(5)	The dividend distributed is higher than forecasted due to the payment of dividend for the fourth quarter of 2013 in December 2013, in place of its payment in January 2014 as was included in the forecast.

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Appendix D of the Directors’ Report

Details Regarding Pledged Properties

1.	G Cinema

A.	Presentation of the property

Details as of 31.12.2013
Name of property	G Cinema

Location of property	Rishon Lezion

Area of property (sq. meters)	20,387

Property’s holding structure	The Company owns 82.5% of Gazit Development, which owns100% of the property through wholly-owned subsidiaries

Corporation’s effective share in property	82.5% (75% on a fully diluted basis)

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None

Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 82.5%	2013	2012	2011		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Building rights	462,027	452,620	437,000	Acquisition and construction cost (NIS in thousands)	276,000
Average occupancy rate (%)(*)	100%	100%	100%	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	20,387	20,387	20,240	Activation date	22/03/2010
Total revenues (NIS in thousands)	42,333	40,959	38,610
Average annual rental per sq. meter (NIS)	1,456	1,398	1,358
Average annual rental per sq. meter in leases signed in the period (NIS)	5,020	—	—
Actual NOI (NIS in thousands)	32,214	31,930	30,758
Adjusted NOI (NIS in thousands)	33,062	32,473	31,370
Actual rate of return	7.0%	7.1%	7.0%
Adjusted rate of return	7.2%	7.2%	7.2%
No. of tenants at end of reporting year	77	77	76
Average annual proceeds per sq. meter(**) (NIS)	27,862	29,347	30,012

(*)	A store that is tenanted or that generates income is considered to be occupied.
(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

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C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 82.5%	2013	2012	2011
	NIS in thousands
Revenues:
From rentals – Fixed	29,571	28,294	27,487
From rentals – Variable	2,814	3,161	2,737
From management fees	9,268	9,001	7,903
From parking lot operation	—	—	—
Other	680	503	483
Total revenues	42,333	40,959	38,610
Costs:
Management, maintenance and operation	9,920	9,029	7,842
Depreciation	—	—	—
Other expenses	199	—	10
Total costs:	10,119	9,029	7,852
Profit:	32,214	31,930	30,758
NOI:	32,214	31,930	30,758

D.	Principal tenants of the property

	% of property area leased to tenant in 2013	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	45%	Yes	Yes	Enter- tainment	12 years (8years left)	12	CPI	NIS 2.3 million	None
Tenant B	10%	Yes	No	Leisure	4 years (less than 1 year left)	6	CPI	None	None
Tenant C	7%	Yes	No	Clothing	5 years (1year left)	5	CPI	NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases

	2014	2015	2016	2017	2018 and thereafter
	NIS in thousands
Fixed components	27,921	17,451	8,832	6,474	22,877
Variable components (estimate)	2,750	2,287	2,117	2,033	9,045
Total	30,671	19,739	10,949	8,507	31,922

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F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 82.5%	31/12/2013	31/12/2012	31/12/2011
	The determined value (NIS in thousands)	462,027	452,620	437,000
	Identity of appraiser	ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
	Is the appraiser independent	Yes	Yes	Yes
	Is there an indemnification agreement	Yes	Yes	Yes
	Effective date of valuation	31/12/2013	31/12/2012	31/12/2011
	Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)
	Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (Sq. meters)	20,387	20,387	20,240
	Occupancy rate in year +1 (%)	100%	100%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	—	100%	—
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	1,595	1,585	1,550
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	1,598	1,596	1,554
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	N/R	1,599	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	33,270	32,608	31,462
	Average periodic expenses to preserve the status quo	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.20%	7.20%	7.20%
	Time until notional realization	2	3	2
	Factor/rate of return at time of notional realization (reversionary rate)	7.20%	7.20%	7.20%
	Other main parameters	—	—	—

(*)	Includes stalls and/or antennas.

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Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,700)	(1,600)	(1,600)
Cap rates	Rise of 0.25%	(15,428)	(14,902)	(14,655)
	Fall of 0.25%	16,704	16,591	15,720
Average rental per Sq. meter	Rise of 5%	22,619	22,600	21,850
	Fall of 5%	(22,619)	(22,600)	(21,850)

(*)	Assumes that occupancy will fall for one year.

2.	G TWO

A.	Presentation of the property

Details as of 31.12.2013
Name of property	G TWO

Location of property	Rishon Lezion

Area of property (sq. meters)	21,088

Property’s holding structure	The Company owns 82.5% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	82.5% (75% on a fully diluted basis)

Date of acquiring the property	G TWO – 02/08/2006 Adjacent land reserve – 12/12/2007

Details of legal title to the property	Ownership

Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust, in trustees hip to secure the Company’s commitment with respect to debentures (Series J). Caveats – None

Financial statements presentation method	Consolidation

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B.	Principal data

Data on 100% basis. Corporation’s share – 82.5%	2013	2012	2011		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Balance of rights	261,730 45,000	259,500 45,000	258,900 45,000	Acquisition/ construction cost (NIS in thousands)	185,000
Average occupancy rate (%)(*)	100%	99%	100%	Acquisition date	G TWO – 02/08/2006– Land reserve – 12/12/2007
Actual areas leased (sq. meters)	21,088	21,088	21,057
Total revenues (NIS in thousands)	21,130	20,844	21,022
Average annual rental per sq. meter (NIS)	867	846	841
Average annual rental per sq. meter in leases signed in the period (NIS)	—	960	—
NOI (NIS in thousands)	19,503	18,516	18,953
Adjusted NOI (NIS in thousands)	19,864	19,106	19,286
Actual rate of return	7.5%	7.1%	7.3%
Adjusted rate of return	7.6%	7.4%	7.4%
No. of tenants at end of reporting year	25	25	24
Average annual proceeds per sq. meter (**)(NIS)	16,816	15,967	15,852

(*)	A store that is tenanted or that generates income is considered to be occupied.
(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

(Data on 100% basis. Corporation’s share – 82.5%)	31/12/2013	31/12/2012	31/12/2011
	(NIS in thousands)
Revenues:
From rentals – Fixed	18,132	17,581	17,705
From rentals – Variable	386	328	326
From management fees	2,451	2,335	2,357
Other	161	600	634
Total revenues	21,130	20,844	21,022
Costs:
Management, maintenance and operation	1,536	2,328	2,052
Depreciation	—	—	—
Other expenses	91	—	17
Total costs:	1,627	2,328	2,069
Profit:	19,503	18,516	18,953
NOI:	19,503	18,516	18,953

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D.	Principal tenants of the property

	% of property area leased to tenant in 2013	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	10 years (3years left)	14	CPI	NIS 0.5 million	None
Tenant B	8%	Yes	No	Super- market	6 years (less than 1 year left)	12	CPI	NIS 0.2 million	None
Tenant C	21%	Yes	No	Super- market	10 years (3years left)	14	CPI	None	None
Tenant D	22%	Yes	Yes	Leisure	5 years (1 year left)	10	CPI	0.8 million and personal guarantee	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2014	2015	2016	2017	2018 and thereafter
	NIS in thousands
Fixed components	15,274	9,416	7,892	1,726	4,857
Variable components (estimate)	975	384	310	68	191

Total	16,249	9,800	8,202	1,794	5,048

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

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G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 82.5%		31/12/2013	31/12/2012	31/12/2011
The determined value (NIS in thousands)		306,730	304,500	303,900
Identity of appraiser		ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2012	31/12/2012	31/12/2011
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (Sq. meters)	21,088	21,088	21,057
	Occupancy rate in year +1 (%)	99%	100%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	N/R	100%	100%
	Representative occupancy rate of GLA	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	897	879	887
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	897	881	888
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	N/R	889	890
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	19,508	19,356	19,294
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.45%	7.45%	7.45%
	Time until notional realization	2	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	7.45%	7.45%
	Other main parameters	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(8,492)	(8,196)	(8,329)
	Fall of 0.25%	9,081	9,251	9,072
Average rental per Sq. meter	Rise of 5%	12,683	12,584	12,580
	Fall of 5%	(12,683)	(12,584)	(12,580)

(*)	Assumes that occupancy will fall for one year, out of the year presented.

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3.	G ONE

A.	Presentation of the property

Details as of 31.12.2013
Name of property	G ONE

Location of property	Rishon Lezion

Area of property (sq. meters)	24,003

Property’s holding structure	The Company owns 82.5% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	82.5% (75% on a fully diluted basis)

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust – in trusteeship to secure the Company’s commitments with respect to debentures (Series J)

In addition, caveats are recorded with respect to plot 138

– In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

– In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

– In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Special matters

On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use (commercial instead of industrial) of the whole of the east structure, with an overall area of 15,343.31 sq. meters and storage areas totaling 2,600.89 sq. meters. The exceptional use ends on 31.12.2015

On December 16, 2010, Rishon Lezion plan 5A/168/6 was approved that rezones the land from industrial to industrial zone, offices and commercial although commercial operations are only permitted on the ground floor; the Company is to take planning measures to obtain relief/allow commercial use on the second floor.

Financial statements presentation method	Consolidation

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B.	Principal data

Data on 100% basis. Corporation’s share – 82.5%	31/12/2013	31/12/2012	31/12/2011		At property acquisition date
Fair value at end of period (NIS in thousands) Income-producing portion Building rights and other adjustments	292,500 15,600	286,700 15,600	282,000 16,000	Acquisition/ construction cost (NIS in thousands)	197,000
Average occupancy rate (%)(*)	100%	99%	100%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	24,003	24,003	23,991
Total revenues (NIS in thousands)	22,825	22,701	22,023
Average annual rental per sq. meter (NIS)	841	822	797
Average annual rental per sq. meter in leases signed in the period (NIS)	—	869	—
NOI (NIS in thousands)	21,287	20,966	20,125
Adjusted NOI (NIS in thousands)	21,576	21,325	20,849
Actual rate of return	7.30%	7.3%	7.1%
Adjusted rate of return	7.40%	7.4%	7.4%
No. of tenants at end of reporting year	24	24	25
Average annual proceeds per sq. meter(**) (NIS)	12,766	11,488	11,097

(*)	A store that is tenanted or that generates income is considered to be occupied.
(*)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

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C.	Analysis of revenues and costs structure

(Data on 100% basis. Corporation’s share – 82.5%)	31/12/2013	31/12/2012	31/12/2011
	(NIS in thousands)
Revenues:
From rentals – Fixed	20,186	19,624	19,073
From rentals – Variable	43	64	21
From management fees	2,433	2,355	2,310
From parking management	—	—	—
Other	163	658	619
Total revenues	22,825	22,701	22,023
Costs:
Management, maintenance and operation	1,421	1,735	1,881
Depreciation		—	—
Other expenses		—	17
Total costs:	1,538	1,735	1,898
Profit:	21,287	20,966	20,125
NOI:	21,287	20,966	20,125

D.	Principal tenants of the property

	% of property area leased to tenant in 2012	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees (if any)	Special dependency
Tenant A	42%	Yes	Yes	Super- market	14 years ( 2years left)	10	CPI	None	None
Tenant B	24%	Yes	Yes	Home	15 years (1year left)	5	CPI	NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2014	2015	2016	2017	2018 and thereafter
	NIS in thousands
Fixed components	19,632	11,370	3,301	1,897	696
Variable components (estimate)	940	523	151	87	32

Total	20,572	11,893	3,452	1,984	728

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

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G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 82.5%	31/12/2013	31/12/2012	31/12/2011
	The determined value (NIS in thousands)	308,100	302,300	298,000
	Identity of appraiser	ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
	Is the appraiser independent	Yes	Yes	Yes
	Is there an indemnification agreement	Yes	Yes	Yes
	Effective date of valuation	31/12/2013	31/12/2012	31/12/2011
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (sq. meters)	24,003	24,003	23,991
	Occupancy rate in year +1 (%)	100%	100%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	100%	100%	100%
	Occupancy rate in year +4 (%)	—	—	100%
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	850	840	811
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	858	843	825
	Average annual rentals per Sq. meter leased (NIS) in(*) year +3 for the purpose of the valuation	872	857	843
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation(*)	N/R	N/R	843
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	21,825	21,415	21,083
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.46%	7.48%	7.48%
	Time until notional realization	3	3	4
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	7.45%	7.45%
	Other main parameters	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.	NIS 18 million added for value of additional rights in the property. NIS 2 million deducted for betterment levy

(*)	Includes stalls and/or antennas.

Sensitivity analyses on the value		Change in value(NIS in thousands)
Occupancy rates	Rise of 5% (or up to 100%)	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,100)	(1,100)	(1,100)
Cap rates	Rise of 0.25%	(9,483)	(9,528)	(9,257)
	Fall of 0.25%	10,140	9,650	9,604
Average rental per sq. meter	Rise of 5%	14,022	13,754	13,525
	Fall of 5%	(14,022)	(13,754)	(13,525)

(*)	Assumes that occupancy will fall for one year.

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Appendix E of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposure due to its operations on various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been done with the advisory assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis (cross-currency) swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is done by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

The core assumption in the sensitivity calculations for the Libor interest is the capitalization of Libor interest at a minimum rate of 0.15%.

For information regarding the portfolio of linkage basis (cross-currency) swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 37 to the financial statements.

Sensitivity analyses for the comparative data for 2012 have not been included as there is no material difference in the exposure characteristics between 2013 and 2012.

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Sensitivity Analyses – December 31, 2013

Sensitivity analysis for the variable parameters* in the linkage balance sheet

NIS in millions

	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	975	996	1,018	1,040	1,061
Short-term deposits and loans	455	479	504	529	553
Trade receivables and other accounts receivable	927	969	1,010	1,052	1,093
Long-term investments and loans	1,266	1,334	1,402	1,470	1,538

Total monetary assets	3,622	3,778	3,934	4,090	4,246

Other financial assets	1,343	1,343	1,343	1,343	1,343
Other assets	56,748	59,699	62,650	65,601	68,552

Total assets	61,713	64,820	67,927	71,034	74,141

Liabilities
Short-term credit from banks and others	239	248	257	266	275
Trade payables and other accounts payables	2,103	2,173	2,244	2,315	2,385
Liabilities attributable to assets held for sale	66	69	73	77	80
Debentures	20,884	21,977	23,070	24,163	25,256
Convertible debentures	1,099	1,160	1,221	1,282	1,343
Interest-bearing liabilities to financial institutions and others	13,294	14,031	14,767	15,503	16,240
Other financial liabilities	181	189	198	207	215

Total financial liabilities	37,866	39,848	41,830	43,812	45,795

Other liabilities	3,744	3,744	3,744	3,744	3,744

Total liabilities	41,610	43,592	45,574	47,556	49,539

Assets net of liabilities	20,104	21,228	22,353	23,478	24,603

(*)	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

65

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(2,590)	(1,295)	16,067	1,295	2,590
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(13,067)	(6,533)	19,910	6,533	13,067
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(15,316)	(7,658)	26,200	7,658	15,316
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(25,058)	(12,519)	16,830	12,519	25,039
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(24,199)	(12,099)	514	11,905	23,375
Interest swap transactions – variable for fixed	1,022	511	10,218	(511)	(1,022)
Listed NIS debentures – U.S.$ linked	(17,495)	(8,747)	(174,947)	8,747	17,495
Revolving credit	(94,454)	(47,227)	(944,535)	47,227	94,454
Mortgages	(267,430)	(133,715)	(2,674,304)	133,715	267,430
Debentures	(291,374)	(145,687)	(2,913,739)	145,687	291,374
Loans	(86,775)	(43,388)	(867,750)	43,388	86,775
Forward contracts	(485)	(242)	(4,849)	242	485
Firm commitments (rental income)	402,928	201,464	4,029,281	(201,464)	(402,928)

Total	(434,293)	(217,135)	(3,461,104)	216,941	433,450

66

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(6,078)	(3,039)	34,916	3,039	6,078
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(37,751)	(18,796)	95,141	18,756	37,512
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(20,300)	(10,150)	39,839	10,150	20,300
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(53,755)	(26,807)	14,241	26,576	53,150
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(13,639)	(6,751)	6,694	6,751	13,502
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(93,044)	(46,011)	40,787	45,835	91,669
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(54,571)	(26,832)	(12,154)	25,994	51,865
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(15,224)	(7,612)	(2,013)	7,545	14,900
Interest swap transactions – variable for fixed	(14,743)	(7,371)	(147,429)	7,371	14,743
Listed debentures at variable interest	(14,893)	(7,446)	(148,930)	7,446	14,893
Revolving credit	(90,736)	(45,368)	(907,365)	45,368	90,736
Forward contracts	(20,991)	(10,494)	(3,920)	10,467	20,935
Foreign securities	10,770	5,385	107,695	(5,385)	(10,770)
Loans and debentures	(703,561)	(351,780)	(7,035,609)	351,780	703,561
Mortgages at variable interest	(50,116)	(25,058)	(501,158)	25,058	50,116
Firm commitments (rental income)	386,646	193,323	3,866,460	(193,323)	(386,646)

Total	(791,986)	(394,807)	(4,552,805)	393,428	786,544

67

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	(3,391)	(1,695)	(33,908)	1,695	3,391

Total	(3,391)	(1,695)	(33,908)	1,695	3,391

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(7,540)	(3,770)	27,444	3,770	7,540
Swap transaction – fixed NIS receivable/variable C$ payable by 6/2018	(8,907)	(4,454)	52,665	4,454	8,907
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	(9,060)	(4,530)	44,414	4,530	9,060
Swap transaction – fixed NIS receivable/variable C$ payable by 3/2021	(16,445)	(8,223)	126,932	8,223	16,445
Swap transaction – variable NIS receivable/variable C$ payable by 12/2017	(20,525)	(10,262)	45,711	10,262	20,525
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(8,399)	(4,200)	16,109	4,200	8,399
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(7,295)	(3,647)	15,592	3,647	7,295
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(6,401)	(3,201)	19,207	3,201	6,401
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(64,128)	(32,034)	43,695	32,034	64,068
Securities and other assets	742	371	7,416	(371)	(742)
Revolving credit	(16,443)	(8,221)	(164,428)	8,221	16,443
Forward contracts	(85,751)	(42,861)	10,003	42,769	85,538
Mortgages	(452,030)	(226,015)	(4,520,297)	226,015	452,030
Firm commitments (rental income)	702,724	351,362	7,027,235	(351,362)	(702,724)
Interest swap transactions – variable for fixed	617	308	6,169	(308)	(617)
Debentures at fixed interest	(626,835)	(313,418)	(6,268,352)	313,418	626,835
Convertible debentures	(127,334)	(63,667)	(1,273,341)	63,667	127,334

Total	(753,010)	(376,462)	(4,783,826)	376,370	752,737

68

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Firm commitments (rental income)	4,970	2,485	49,702	(2,485)	(4,970)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(21,849)	(10,925)	80,481	10,925	21,849

Total	(16,879)	(8,440)	130,183	8,440	16,879

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	10,285	5,142	27,444	(5,142)	(10,285)
Swap transaction – fixed NIS receivable/variable C$ payable by 6/2018	14,174	7,087	52,665	(7,087)	(14,174)
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	13,501	6,751	44,414	(6,751)	(13,501)
Swap transaction – fixed NIS receivable/variable C$ payable by 3/2021	29,139	14,569	126,932	(14,569)	(29,139)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	9,569	4,785	34,916	(4,785)	(9,569)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	47,027	23,513	95,141	(23,556)	(47,305)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	4,197	2,098	16,067	(2,098)	(4,197)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	54,574	27,288	14,241	(27,522)	(55,220)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	14,171	7,086	6,694	(7,086)	(14,353)
Swap transaction – fixed NIS receivable/ fixed EUR payable by 9/2024	95,748	47,874	40,787	(48,068)	(97,449)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	29,897	14,949	80,481	(14,949)	(29,897)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	26,722	13,361	16,830	(13,361)	(26,757)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	68,438	34,219	43,695	(34,219)	(68,557)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	50,662	25,393	(12,154)	(26,249)	(53,538)
CPI-linked debentures	(1,109,599)	(554,800)	(11,095,991)	508,402	903,454
Firm commitments (rental income)	35,614	17,807	356,141	(17,807)	(35,614)
Mortgages	(34,315)	(17,157)	(343,149)	17,157	34,315

Total	(640,196)	(320,035)	(10,494,846)	272,310	428,214

69

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(476)	(247)	14,241	267	558
Swap transaction – fixed NIS receivable/fixed EUR payable by 19/2019	(326)	(163)	6,694	165	331
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(70)	(36)	27,444	39	82
Swap transaction – fixed NIS receivable/variable C$ payable by 6/2018	(97)	(50)	52,665	54	113
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	(463)	(232)	44,414	234	470
Swap transaction – fixed NIS receivable/variable C$ payable by 3/2021	(1,013)	(508)	126,932	511	1,026
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(66)	(34)	34,916	36	76
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(1,609)	(807)	95,141	813	1,631
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(20)	(10)	16,067	11	24
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(8,048)	(4,041)	40,787	4,074	8,183
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(67)	(35)	80,481	39	82
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(2,281)	(1,145)	16,830	1,154	2,319
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(5,887)	(2,955)	43,695	2,979	5,984
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2026	(7,366)	(3,693)	(12,154)	3,716	7,460
Mortgages	388	194	(343,149)	(194)	(389)
Firm commitments (rental income)	(4,423)	(2,229)	356,141	2,264	4,564
CPI-linked listed debentures	146,618	73,787	(11,054,175)	(74,762)	(150,515)
CPI-linked private debentures	18	9	(41,816)	(9)	(18)

Total	114,812	57,805	(10,494,846)	(58,609)	(118,019)

70

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/ fixed EUR payable by 6/2018	(31,116)	(15,873)	14,241	16,466	33,702
Swap transaction – fixed NIS receivable/ fixed EUR payable by 9/2019	(13,596)	(6,912)	6,694	7,372	15,241
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(5,759)	(2,946)	27,444	3,088	6,327
Swap transaction – fixed NIS receivable/variable C$ payable by 6/2018	(7,937)	(4,061)	52,665	4,256	8,720
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	(13,811)	(7,148)	44,414	7,675	15,922
Swap transaction – fixed NIS receivable/variable C$ payable by 3/2021	(30,088)	(15,573)	126,932	16,724	34,698
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(5,358)	(2,741)	34,916	2,873	5,886
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(48,428)	(24,924)	95,141	26,695	55,379
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(614)	(310)	16,067	317	641
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(133,792)	(68,052)	40,787	73,950	155,358
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(21,870)	(11,203)	80,481	11,770	24,144
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(36,614)	(18,976)	16,830	20,866	43,844
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(94,187)	(48,823)	43,695	53,694	112,832
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(94,274)	(48,939)	(12,154)	51,577	109,706
Mortgages	10,990	5,543	(343,149)	(5,639)	(11,376)
Firm commitments (rental income)	(11,499)	(5,867)	356,141	6,117	12,502
CPI-linked listed debentures	1,057,568	548,335	(11,054,175)	(591,365)	(1,230,157)
CPI-linked private debentures	603	304	(41,816)	(311)	(628)

Total	520,218	271,834	(10,494,846)	(293,875)	(607,259)

71

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Listed debentures at par	3,751	1,879	(728,636)	(1,886)	(3,780)
Swap transaction – variable NIS receivable/variable C$ payable by 12/2017	(170)	(85)	45,711	86	172
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(298)	(149)	15,592	150	300
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(281)	(141)	19,207	141	283
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(68)	(34)	16,109	34	68
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(818)	(410)	39,839	411	823
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(102)	(51)	19,910	51	103
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(602)	(301)	26,200	302	605
Swap transaction – variable NIS receivable/variable U.S.$ payable by 3/2021	(3,865)	(1,942)	514	1,949	3,909
Swap transaction – variable NIS receivable/variable EUR payable by 3/2021	(2,398)	(1,205)	(2,013)	1,218	2,448

Total	(4,851)	(2,439)	(547,567)	2,456	4,931

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Listed debentures at par	30,540	15,512	(728,636)	(16,017)	(32,564)
Swap transaction – variable NIS receivable/variable C$ payable by 12/2017	(2,316)	(1,184)	45,711	1,240	1,591
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(4,043)	(2,057)	15,592	2,121	2,742
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(3,808)	(1,937)	19,207	1,998	2,584
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(918)	(469)	16,109	491	630
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(11,095)	(5,643)	39,839	5,821	7,524
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(1,390)	(710)	19,910	744	954
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(8,169)	(4,155)	26,200	4,284	5,534
Swap transaction – variable NIS receivable/variable U.S.$ payable by 3/2021	(25,951)	(13,427)	514	14,049	28,378
Swap transaction – variable NIS receivable/variable EUR payable by 3/2021	(16,091)	(8,326)	(2,013)	8,829	17,807

Total	(43,241)	(22,396)	(547,567)	23,560	35,180

72

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Mortgages	22,070	11,112	(2,674,304)	(11,270)	(22,700)
Debentures	35,063	17,663	(2,913,739)	(17,930)	(36,134)
Firm commitments (rental income)	(91,799)	(46,441)	4,029,281	47,562	96,283
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	6	3	16,067	(3)	(6)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	570	286	19,910	(286)	(574)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	266	133	26,200	(133)	(267)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	4,751	2,393	16,830	(2,429)	(4,896)
Interest swap transactions – variable for fixed	6,905	3,449	10,218	(3,519)	(7,032)
U.S.$-linked listed NIS debentures	704	353	(174,947)	(354)	(709)

Total	(21,464)	(11,049)	(1,644,484)	11,638	23,965

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Mortgages	196,605	101,830	(2,674,304)	(109,633)	(227,918)
Debentures	260,872	135,084	(2,913,739)	(145,262)	(301,687)
Firm commitments (rental income)	(265,934)	(137,576)	4,029,281	147,745	306,734
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	378	191	16,067	(33)	(33)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	8,861	4,533	19,910	(4,589)	(5,162)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	7,166	3,646	26,200	(2,131)	(2,131)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	31,331	16,371	16,830	(17,572)	(35,865)
Interest swap transactions – variable for fixed	70,946	36,492	10,218	(38,890)	(67,392)
U.S.$-linked listed NIS debentures	6,376	3,243	(174,947)	(3,359)	(6,840)

Total	316,601	163,814	(1,644,484)	(173,724)	(340,294)

73

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	3,035	1,522	95,141	(1,531)	(3,071)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	331	166	39,839	(166)	(332)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	1,386	694	14,241	(696)	(1,396)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	916	459	6,694	(461)	(925)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	12,661	6,363	40,787	(6,429)	(12,929)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/9027	10,701	5,413	(12,154)	(5,532)	(11,211)
Interest swap transactions – variable for fixed	4,811	2,414	(147,429)	(2,396)	(4,810)
Loans and debentures	58,147	29,236	(3,736,983)	(29,566)	(59,466)
Firm commitments (rental income)	(64,164)	(32,369)	3,866,460	32,958	66,519

Total	27,824	13,898	166,596	(13,819)	(27,621)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	37,629	19,471	95,141	(20,320)	(29,235)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	9,576	4,872	39,839	(2,601)	(2,601)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	29,516	15,086	14,241	(11,948)	(11,948)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	12,537	6,467	6,694	(6,635)	(8,581)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	120,191	62,878	40,787	(68,509)	(131,904)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9027	84,484	44,755	(12,154)	(53,130)	(110,595)
Interest swap transactions – variable for fixed	112,590	57,608	(147,429)	(40,392)	(39,983)
Loans and debentures	361,207	186,702	(3,736,983)	(199,923)	(414,188)
Firm commitments (rental income)	(195,478)	(100,452)	3,866,460	106,330	219,042

Total	572,252	297,389	166,596	(297,128)	(529,993)

74

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	4,640	2,308	(33,908)	(2,385)	(4,747)

Total	4,640	2,308	(33,908)	(2,385)	(4,747)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	51,297	26,197	(33,908)	(27,314)	(44,613)

Total	51,297	26,197	(33,908)	(27,314)	(44,613)

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	400	200	27,444	(201)	(403)
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	1,188	597	44,414	(603)	(1,211)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	553	277	16,109	(279)	(558)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	235	118	19,207	(118)	(236)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	12,697	6,395	43,695	(6,491)	(13,078)
Firm commitments (rental income)	(138,768)	(70,042)	7,027,235	71,391	144,167
Mortgages	54,620	27,497	(4,420,034)	(27,878)	(56,144)
Interest swap transactions – variable for fixed	4,749	2,395	6,169	(2,401)	(4,844)
Convertible debentures	15,100	7,585	(1,273,341)	(7,655)	(15,381)
Debentures at fixed interest	124,281	62,680	(6,268,352)	(63,782)	(128,690)

Total	75,055	37,702	(4,777,454)	(38,017)	(76,378)

75

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	4,038	2,064	27,444	(2,161)	(3,853)
Swap transaction – fixed NIS receivable/fixed C$ payable by 3/2021	8,788	4,543	44,414	(4,867)	(9,883)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	5,598	2,863	16,109	(2,997)	(5,336)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	2,975	1,514	19,207	(1,568)	(2,177)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	79,230	41,379	43,695	(45,298)	(94,426)
Firm commitments (rental income)	(452,979)	(233,699)	7,027,235	249,428	516,044
Mortgages	305,567	157,452	(4,420,034)	(167,577)	(346,147)
Interest swap transactions – variable for fixed	31,430	16,363	6,169	(17,762)	(36,445)
Convertible debentures	90,169	46,261	(1,273,341)	(48,768)	(100,213)
Debentures at fixed interest	596,278	309,379	(6,268,352)	(334,041)	(695,172)

Total	671,094	348,119	(4,777,454)	(375,611)	(777,608)

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Firm commitments (rental income)	(977)	(493)	49,702	504	1,018
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	9,087	4,607	80,481	(4,738)	(9,610)

Total	8,110	4,114	130,183	(4,234)	(8,529)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-2%	-1%
Firm commitments (rental income)	(2,203)	(1,127)	49,702	1,182	2,421
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	14,311	7,314	80,481	(7,648)	(15,649)

Total	12,108	6,187	130,183	(6,466)	(13,228)

76

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in prices of listed securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Securities – overseas	11,507	5,753	115,111	(5,753)	(11,507)

Total	11,507	5,753	115,111	(5,753)	(11,507)

	Changes in the fair value		Fair value	Changes in the fair value
	40%	20%		-20%	-40%
Securities – overseas	46,028	23,014	115,111	(23,014)	(46,028)

Total	46,028	23,014	115,111	(23,014)	(46,028)

77

CHAPTER C

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

INDEX

Page
Auditors’ Report	2

Auditors’ Report Regarding the Audit of Components of Internal Control over Financial Reporting	3

Report of Independent Registered Public Accounting Firm	4

Consolidated Statements of Financial Position	5 – 6

Consolidated Statements of Income	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9 – 11

Consolidated Statements of Cash Flow	12 – 14

Notes to Consolidated Financial Statements	15 – 143

Appendix A to Consolidated Financial Statements - List of Major Group Investees	144

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REPORT

To The Shareholders of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose revenues constitute approximately 33% of total consolidated revenues for the year ended December 31, 2011. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,312 million and NIS 3,872 million as of December, 31, 2013 and 2012, respectively, and the Company’s share in its earnings amounted to NIS 132 million, NIS 165 million and NIS 220 million for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 financial statements of FCR, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

In 2012 the Company adopted, retrospectively, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments, including reclassification adjustments due to a clarification to IAS 17 in 2014, that were applied to retroactively adjust the amounts included for FCR for the period ended December 31, 2011. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of income, comprehensive income, changes in equity and cash flows of FCR for the year ended December 31, 2011, other than with respect to the adjustments described above.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2ee to the financial statements regarding the restatement of the financial statements as of December 31, 2013 and for the year then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting”, the Company and subsidiaries’ components of internal control over financial reporting as of December 31, 2013, and our report dated September 10, 2014 expressed an adverse opinion on these components due to the existence of a material weakness.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REPORT

To The Shareholders of Gazit-Globe LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and subsidiaries (collectively, “the Company”) as of December 31, 2013. Control components were determined as explained in the following paragraph. The Company’s board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company and subsidiaries’ components of internal control over financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting” (“Auditing Standard 104”). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls (“ITGCs”); (2) controls over the Treasury process; (3) controls over the investment properties process (including rental income, property operating expenses and valuation of investment properties); (4) income recognition and costs and revenues estimation in construction projects process; (collectively, “the audited control components”).

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that material misstatement in the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Company’s Board of directors and management have recognized a material weakness in the income recognition and costs and revenues estimation in construction projects process of controls related to the estimated revenues and costs to completion of a subsidiary’s construction projects.

The above mentioned material weakness has been taken into consideration in determining the nature, timing and scope of the audit procedures applied in our audit of the Company’s consolidated financial statements as of December 31, 2013 and for the year then ended, and this report has no effect on our report on said financial statements.

In our opinion, due to the effect of the above identified material weakness on achieving the control objectives, the Company did not effectively maintain the audited control components as of December 31, 2013.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2013, and 2012 and for each of the three years in the period ended December 31, 2013 and our report dated September 10, 2014 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors. Additionally, our report included an emphasis of matter regarding the restatement of the financial statements as of December 31, 2013 and for the year then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose revenues constitute approximately 33% of total consolidated revenues for the year ended December 31, 2011. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,312 million and NIS 3,872 million as of December, 31, 2013 and 2012, respectively, and the Company’s share in its earnings amounted to NIS 132 million, NIS 165 million and NIS 220 million for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 financial statements of FCR, is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2ee to the financial statements regarding the restatement of the financial statements as of December 31, 2013 and for the year then ended in order to retrospectively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

In 2012 the Company adopted retrospectively International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments, including reclassification adjustments due to a clarification to IAS 17 in 2014, that were applied to retroactively adjust the amounts included for FCR for the period ended December 31, 2011. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of income, comprehensive income, changes in equity and cash flows of FCR for the year ended December 31, 2011, other than with respect to the adjustments described above.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

192

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		*) 2013	*) 2012
	Note	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	1,018	1,683
Short-term investments and loans	4a	504	538
Marketable securities	4b	100	101
Financial derivatives	37d	39	81
Trade receivables	5	689	716
Other accounts receivable	6	302	216
Inventory of buildings and apartments for sale	7	692	712
Income taxes receivable		19	15

		3,363	4,062
Assets classified as held for sale	8	611	1,482

		3,974	5,544

NON-CURRENT ASSETS
Equity-accounted investees	9	5,907	4,713
Other investments, loans and receivables	10	659	713
Available-for-sale financial assets	11	435	339
Financial derivatives	37d	769	929
Investment property	12	53,309	55,465
Investment property under development	13	2,479	2,806
Non-current inventory	7	23	23
Fixed assets, net	14	160	187
Intangible assets, net	15	106	117
Deferred taxes	25m	106	198

		63,953	65,490

		67,927	71,034

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		**) 2013	**) 2012
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	257	351
Current maturities of non-current liabilities	17	2,914	2,382
Financial derivatives	37d	32	12
Trade payables	18	940	917
Other accounts payable	19	1,272	1,268
Advances from customers and buyers of apartments	7	267	257
Income taxes payable		32	47

		5,714	5,234
Liabilities attributed to assets held for sale	8	73	168

		5,787	5,402

NON-CURRENT LIABILITIES
Debentures	20	22,231	18,500
Convertible debentures	21	1,221	1,197
Interest-bearing loans from financial institutions and others	22	12,692	19,433
Financial derivatives	37d	169	472
Other liabilities	23	198	353
Deferred taxes	25m	3,276	3,380

		39,787	43,335

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		229	219
Share premium		4,288	3,805
Retained earnings		5,160	4,531
Foreign currency translation reserve		(2,000)	(913)
Other reserves		146	60
Loans granted for purchase of Company’s shares *)		—	—
Treasury shares		(21)	(21)

		7,802	7,681
Non-controlling interests	27i	14,551	14,616

Total equity		22,353	22,297

		67,927	71,034

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

September 10, 2014
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
		*) 2013	*) 2012	*) 2011
		NIS
	Note	(In millions, except for per share data)
Rental income	30	5,146	5,249	4,718
Property operating expenses	31	1,689	1,705	1,522

Net operating rental income		3,457	3,544	3,196

Revenues from sale of buildings, land and construction works performed	32	1,672	1,760	1,001
Cost of buildings sold, land and construction works performed	32	1,688	1,720	967

Gross profit (loss) from sale of buildings, land and construction works performed		(16)	40	34

Total gross profit		3,441	3,584	3,230

Fair value gain from investment property and investment property under development, net		962	1,938	1,692
General and administrative expenses	33	(610)	(673)	(755)
Other income	34a	218	164	115
Other expenses	34b	(74)	(47)	(110)
Company’s share in earnings of equity-accounted investees, net	9b	149	299	334

Operating income		4,086	5,265	4,506

Finance expenses	35a	(2,185)	(2,214)	(2,197)
Finance income	35b	549	120	72

Income before taxes on income		2,450	3,171	2,381
Taxes on income	25n	265	758	352

Net income		2,185	2,413	2,029

Attributable to:
Equity holders of the Company		927	901	708
Non-controlling interests		1,258	1,512	1,321

		2,185	2,413	2,029

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		5.41	5.46	4.57

Diluted net earnings		5.35	5.25	4.23

*)	Restated, reclassified and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2013	2012	2011
	NIS in millions
Net income	2,185	2,413	2,029

Other comprehensive income (loss) (net of tax effect *):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(2,443)	(416)	1,131
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	12
Net gains (losses) on cash flow hedges (1)	239	(100)	(139)
Net gains (losses) on available-for-sale financial assets	(4)	37	(39)

	(2,208)	(476)	965

Items not to be reclassified to profit or loss:

Gain (loss) on revaluation of fixed assets in joint venture	(6)	10	28

Total other comprehensive income (loss)	(2,214)	(466)	993

Total comprehensive income (loss)	(29)	1,947	3,022

Attributable to:
Equity holders of the Company (2)	(46)	715	1,216
Non-controlling interests	17	1,232	1,806

	(29)	1,947	3,022

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(19)	(3)	(9)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income	927	901	708
Exchange differences on translation of foreign operations	(1,087)	(189)	569
Realization of exchange differences on translation of equity-accounted foreign operations	—	2	12
Net gains (losses) on cash flow hedges	123	(48)	(66)
Net gains (losses) on available-for-sale financial assets	(3)	39	(35)
Gain (loss) on revaluation of fixed assets in joint venture	(6)	10	28

	(46)	715	1,216

*)	For further details regarding other comprehensive income and related tax impact, see Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Restated ***)
Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297
Net income	—	—	927	—	—	—	—	927	1,258	2,185
Other comprehensive income (loss)	—	—	—	(1,087)	114	—	—	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	—	—	927	(1,087)	114	—	—	(46)	17	(29)
Issue of shares net of issuance expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	4	—	—	(4)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(30)	—	—	(30)	626	596
Acquisition of non-controlling interests	—	—	—	—	(4)	—	—	(4)	(33)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Restated and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Restated ***)
Balance as of January 1, 2012	218	3,787	3,792	(726)	149	*) —	(21)	7,199	12,197	19,396

Net income	—	—	901	—	—	—	—	901	1,512	2,413
Other comprehensive income (loss)	—	—	—	(187)	1	—	—	(186)	(280)	(466)

Total comprehensive income (loss)	—	—	901	(187)	1	—	—	715	1,232	1,947

Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend paid	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(101)	—	—	(101)	(268)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Restated and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Retrospectively adjusted ***)
Balance as of January 1, 2011	208	3,474	3,321	(1,307)	220	(4)	(21)	5,891	9,100	14,991

Net income	—	—	708	—	—	—	—	708	1,321	2,029
Other comprehensive income	—	—	—	581	(73)	—	—	508	485	993

Total comprehensive income (loss)	—	—	708	581	(73)	—	—	1,216	1,806	3,022

Issue of shares net of issue expenses	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net	—	—	—	—	64	—	—	64	—	64
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	49	56
Dividend declared	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(11)	—	—	(11)	1,196	1,185
Acquisition of non-controlling interests	—	—	—	—	(46)	—	—	(46)	(339)	(385)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,792	(726)	149	*) —	(21)	7,199	12,197	19,396

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Retrospectively adjusted. Refer to Note 2a.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	*) 2013	*) 2012	*) 2011
	NIS in millions
Cash flows from operating activities:

Net income	2,185	2,413	2,029
Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	1,636	2,094	2,125
Company’s share in earnings of equity-accounted investees, net	(149)	(299)	(334)
Fair value gain from investment property and investment property under development, net	(962)	(1,938)	(1,692)
Depreciation and amortization (including goodwill impairment)	34	34	67
Taxes on income	265	758	352
Impairment loss of other assets	2	7	7
Capital loss, net	53	5	64
Change in employee benefit liability, net	—	(2)	3
Loss from decrease in holding interest and disposal of investees, net	11	—	1
Gain from bargain purchase (Note 34b)	(198)	(134)	(102)
Cost of share-based payment	41	47	56
Salary expenses carried to capital reserve	—	—	105

	733	572	652

Changes in assets and liabilities items:

Increase in trade receivables and other accounts receivable	(138)	(40)	(185)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(13)	57	(78)
Increase (decrease) in trade and other accounts payable	(54)	(104)	53
Increase in tenants’ security deposits, net	8	4	14

	(197)	(83)	(196)

Net cash provided by operating activities before interest, dividend and taxes	2,721	2,902	2,485

Cash received and paid during the year for:

Interest paid	(1,843)	(1,964)	(1,536)
Interest received (Note 37d)	218	54	31
Dividend received	155	395	96
Taxes paid	(69)	(44)	(10)
Taxes received	7	25	38

	(1,532)	(1,534)	(1,381)

Net cash provided by operating activities	1,189	1,368	1,104

*)	Restated, reclassified and retrospectively adjusted. Refer to Notes 2a and 2ee.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2013	2012	2011
	NIS in millions
Cash flows from investing activities:

Acquisition of initially consolidated subsidiary (a)	—	—	92
Initial consolidation of investment previously accounted for using the equity method (b)	—	—	20
Proceeds from sale of investees (Note 9i)	54	12	—
Investment and loans to investees	(1,275)	(266)	(104)
Acquisition, construction and development of investment property	**) (2,994)	**) (5,667)	**) (6,427)
Investments in fixed assets	(50)	(49)	(34)
Proceeds from sale of investment property	2,136	1,482	2,880
Proceeds from sale of fixed assets	38	—	—
Grant of long-term loans	(181)	(583)	(280)
Collection of long-term loans	329	79	103
Short-term investments, net	(30)	(20)	50
Investment in financial assets	(345)	(743)	(1,001)
Proceeds from sale of financial assets	110	1,134	506

Net cash used in investing activities	(2,208)	(4,621)	(4,195)

Cash flows from financing activities:

Issue of shares net of issuance expenses	489	—	313
Repayment of loans granted for purchase of Company’s shares	*) —	*) —	4
Exercise of share options into Company’s shares	*) —	3	2
Capital issuance to non-controlling interests, net	536	1,832	714
Acquisition of non-controlling interests	(102)	(263)	(384)
Dividend paid to equity holders of the Company	(298)	(264)	(298)
Dividend paid to non-controlling interests	(698)	(653)	(567)
Receipt of long-term loans	1,429	6,140	6,574
Repayment of long-term loans	(4,820)	(6,042)	(5,518)
Receipt (repayment) of long-term credit facilities from banks, net	(1,084)	(169)	1,805
Short-term credit from banks and others, net	(83)	(85)	202
Repayment and early redemption of debentures and convertible debentures	(1,366)	(3,177)	(1,024)
Issue of debentures and convertible debentures, net of issuance expenses	6,033	6,168	2,194
Unwinding of hedging transactions (Note 37d)	392	—	—

Net cash provided by financing activities	428	3,490	4,017

Exchange differences on balances of cash and cash equivalents	(74)	(93)	(79)

Increase (decrease) in cash and cash equivalents	(665)	144	847
Cash and cash equivalents at the beginning of the year	1,683	1,539	692

Cash and cash equivalents at the end of the year	1,018	1,683	1,539

*)	Represents an amount of less than NIS 1 million.
**)	Reclassified, refer to Note 2a.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2013	2012	2011
	NIS in millions
(a) Acquisition of initially consolidated subsidiaries:

Working capital (excluding cash and cash equivalents):
Current assets	—	—	(14)
Assets held for sale	—	—	(465)
Current liabilities	—	—	311

	—	—	(168)

Investment property and other non-current assets	—	—	(1,791)
Non-current liabilities	—	—	1,066
Non-controlling interests in initially consolidated subsidiary	—	—	742
Issue of shares to non-controlling interests in EQY	—	—	265
Goodwill	—	—	(22)

Increase in cash and cash equivalents	—	—	92

(b) Initial consolidation of investment previously accounted for using the equity method:

Working capital (excluding cash and cash equivalents):
Current assets	—	—	(1,051)
Current liabilities	—	—	980

	—	—	(71)

Non-current assets	—	—	(518)
Non-current liabilities	—	—	315
Non-controlling interests	—	—	186
Realization of investment accounted for using the equity method	—	—	107
Loss on revaluation of previous investment	—	—	(25)
Gain from bargain purchase	—	—	26

Increase in cash and cash equivalents	—	—	20

(c) Significant non-cash transactions:

Conversion and interest payment of convertible debentures for subsidiary’s shares	67	321	206

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiary	—	106	265

Dividend payable to non-controlling interests	77	87	65

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its investees (“the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in United States, as well as in the development and construction primarily of residential projects in Israel and in Central-Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (“Norstar”) directly and through its wholly-owned subsidiaries (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates.

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Interested parties and controlling shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24 (Revised).

EQY	-	Equity Once Inc., consolidated entity.

FCR	-	First Capital Reality Inc., consolidated entity.

CTY	-	Citycon Oyj, consolidated entity.

ATR	-	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	-	December 31, 2013.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the “function of expense” method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to application of new standards

IAS 1 - Presentation of Financial Statements

In June 2011 the IASB published an amendment to IAS 1 (hereinafter - the Amendment). The Amendment modifies the presentation of other comprehensive income. Under the Amendment, items which may be carried to profit or loss at later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendment has been applied retrospectively from January 1, 2013.

IFRS 13 - Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS.

For the definition of fair value according to IFRS 13, see Section N below.

The measurement guidance and new disclosures applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on fair value measurement.

In addition, the disclosures required by IFRS 13 are included in these annual financial statements.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21) (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Group adopted the Interpretation effective from January 1, 2014. The adoption of the Interpretation did not have a material impact on the consolidated financial statements.

Publication of clarification to IAS 17, Leases

In March 2014, the IFRIC published a clarification pursuant to which internal fixed costs are not to be considered as incremental costs and are thus not to be considered as incremental costs for the purposes of IAS 17, Leases. As a result of the aforesaid clarification, the Group classifies internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, instead of capitalizing them to “Investment property” and immediately amortizing them to fair value gain from investment property line item. The Group has retrospectively implemented the clarification in these restated financial statements (see Note 2ee). The reclassification impact totaled NIS 29 million, NIS 25 million and NIS 22 million in the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. In addition, the Company reclassified the cash flow statements of the aforementioned periods in the same amounts, decreasing the cash flow provided by operating activities with a corresponding decrease in the cash flow used in investing activities. It is clarified that the aforementioned reclassification has no effect on the Group’s net income and or financial position.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Publication of clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a Clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not provided with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The Clarification was retrospectively implemented in these restated financial statements (see Note 2ee) with adjusting the comparative amounts.

As to the impact of implementing the Clarification on the financial statements, refer to Note 41.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations	Reference/Possible Effect
Existence of effective control

•   Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

•   Degree to which the other holdings are diversified

•   Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method – refer to Note 2c and Note 9d, e and f

Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Topic	Main Considerations	Reference/Possible Effect
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including deferred taxes – refer to Note 2o

Reliable measurement of the fair value of investment property under development

•   Is the property under development located in a developed and liquid market?

•   Is there a reliable estimate of the construction costs?

•   Relevant regulatory consent for the utilization of the land rights been obtained, does an applicable zoning and city plan exist and have building permits been received?

•   Has a major percentage of the leasable areas been preleased to tenants?

Measurement of investment property under construction at cost or at fair value – refer to Note 13

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Main Considerations	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure assumptions	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 12 and Note 13

Impairment of equity-accounted investees	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments	Determination whether to record an impairment - refer to Note 2u2 and Note 9c5

Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition - refer to Note 9c and Note 34a

Recording of deferred tax assets	Expectation of future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25v

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Topic	Main Considerations	Reference/Possible Effect
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss – refer to Note 37b

Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28

Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition, refer to Note 2y

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is the aspects reviewed by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of CTY. As of December 31, 2013, the Group holds 49.3% of CTY’s share capital and voting rights.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest of 45.2% in EQY at the reporting date, wide diversity of public holdings of the remaining shares, restriction on other shareholders from holding above a certain interest in EQY, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of EQY. In addition, the Company has voting agreement with third party, see Note 9d7.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of - 45.2% in FCR at the reporting date, wide diversity of public holdings of the remaining shares, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with other shareholders, see Note 26a 1.

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

Non-controlling interests are directly recognized as the difference between the proceeds received and the carrying amount of the acquired interest. The difference is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

On partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction works activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventory under construction is measure on cost basis. The cost includes borrowing costs that apply to financing the project until its completion, planning and designing costs, indirect construction cost that were allocated and other related costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value and a corresponding liability is recognized for construction services.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Financial instruments

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity (“the investments”) are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company’s functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

8.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

9.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option, and concurrently the non-controlling interests are accounted for as if they are held by the Group. Any changes in the liability are recorded in profit or loss. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is derecognized and an increase/decrease in equity in respect of transactions with non-controlling interests is recognized in respect of the disposal of a portion of the investment in the subsidiary without loss of control.

10.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

11.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest (“swap”), currency forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

At the inception of certain hedge transactions, the Group formally designated the hedge relationship in order to apply hedge accounting. The hedge effectiveness is assessed regularly at each reporting period. Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment are no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

On settling hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received are classified in the statement of cash flow as a financing activity, in respect of the cash flows representing the hedge of the principal component, and as an operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2013, refer to Note 37d.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability, that market participants act in their economic best interest.

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 37b and c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. The Direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	derecognizes the foreign currency translation reserves that were carried to equity;

•	recognizes the fair value of the consideration received;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	reclassifies the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale, is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

p.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including incremental costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and development costs and incremental leasing costs.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge and by professional internal appraisers. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

q.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Buildings	2
Mechanical systems	6.67-8.33	(mainly 8.33%)
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, office furniture and office equipment	6-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management’s assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

s.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized as a financial asset, “Receivables with respect to finance lease”, at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 15.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9c.

u.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

v.	Taxes on income

The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability. For the impact of the concentration Law on deferred taxes, refer to Note 2A.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25b).

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

w.	Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Group modifies the conditions on which equity-settled instruments are granted, the expense that is recognized is the same expense as if no modification occurred. Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

x.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 month after the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

y.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term as a reduction of revenues.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment. As for the land, the criteria are usually met once the possession in the land is transferred.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs. If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

z.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

aa.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

bb.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents borrowing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

cc.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

dd.	Disclosure of new IFRS’s in the period prior to their adoption

IFRS 10, Consolidated Financial Statements

The amendment to IFRS 10 that was published in October 2012 with regard to investment entities prescribes that investment entities are not required to consolidate the financial statements of their subsidiaries, but rather to measure the investment therein at fair value through profit or loss. The amendment also specifies a specific disclosure requirement for investment entities. The effective date of the amendment is January 1, 2014. In the Company’s opinion, the amendment is not expected to have an effect on the financial statements.

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. The Company examines the effect of the amendment on the financial statements.

Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities (the “IAS 32 Amendments”)

The IAS 32 Amendments clarify, inter alia, the meaning of the term “currently has a legally enforceable right of set-off.

The IAS 32 Amendments will be applied retroactively and are effective for annual periods beginning on or after January 1, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the Company’s estimation, the IAS 32 Amendments are not expected to have a material effect on the financial statements.

IFRS 9, Financial Instruments

During 2013, the IASB published three stages of IFRS 9 that include the treatment for the classification and measurement of financial assets, derecognition, financial liabilities, and hedge accounting.

1.	Financial assets

The standard prescribes that, at the time of their initial recognition, all financial assets (including embedded instruments in which the host contract is a financial asset) will be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

a)	The asset is held within the framework of a business model whose objective is to hold the assets in order to collect the contractual cash flows arising therefrom.

b)	In accordance with the contractual terms of the financial asset, the entity is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal outstanding.

Notwithstanding the aforesaid, an entity may, at the time of the initial recognition, designate a debt instrument that meets the two aforementioned conditions as measured at fair value through profit or loss, if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an “accounting mismatch”) that would otherwise arise therefrom.

Financial assets that are equity instruments will be measured in subsequent periods at fair value, with value changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the Company’s election with regard to each individual instrument (amounts recognized in other comprehensive income may not be transferred subsequently to profit or loss). In the case of equity instruments held for trading, these must be measured at fair value through profit or loss.

2.	Derecognition and financial liabilities

Pursuant to the provisions of the amendments, the provisions of IAS 39 are to continue to apply with regard to derecognition and with regard to financial liabilities for which the fair value option has not been elected.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the amendments, the amount of the change in the fair value of the liability – that is attributable to changes in the credit risk – is to be carried to other comprehensive income. All the other changes in the fair value will be presented in profit or loss. If recognition in other comprehensive income of a change in the fair value of the liability, caused as a result of changes in the credit risk, would create an accounting mismatch in profit or loss, said change should also be recognized in profit or loss and not in other comprehensive income.

3.	Hedge accounting

According to the amendments hedge accounting may be implemented for risk components of both hedged financial items and also hedged non-financial items, insofar as they are separately identifiable and reliably measurable.

Hedge effectiveness is to be tested solely on a qualitative basis and the quantitative 80%-125% range test is to be canceled. The testing focuses on the attainment of the hedging goals and the economic relationship between the hedged item and the hedging instrument and the effect the credit risk has on the aforesaid relationship.

The time value of an option, the forward points of a forward contract and the foreign currency basis spread may be excluded from the designation of the financial instrument as being a hedging instrument and may be accounted for as hedging transaction costs. In other words, these amounts will be recognized as hedging transaction costs in other comprehensive income and will be amortized to profit or loss over the hedge period.

The IASB has not prescribed mandatory implementation dates for the three stages referred to above. Early adoption is permitted under certain conditions.

The Company is examining the possible effect of the standard (including all stages thereof), but is currently unable to assess its effect, if any, on the financial statements.

Amendments to IAS 36, Impairment of Assets

In May 2013, the IASB published amendments to IAS 36, Impairment of Assets (the “Amendments”) dealing with disclosure requirements with regard to fair value less costs of disposal of assets. The Amendments include additional disclosure requirements regarding the recoverable amount and the fair value.

The Amendments are effective for annual periods beginning on or after January 1, 2014. The appropriate disclosures will be included in the financial statements of the Company upon the initial adoption of the Amendments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ee.	Restatement

As part of the process of preparing the financial statements of U. Dori Construction Ltd. (thereof: Dori Construction”) for the period ended June 30, 2014, Dori Construction performed a comprehensive examination of its estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared with the existing estimates through that date. In light of the aforesaid, the board of directors of Dori Construction appointed a special committee and granted it extensive powers in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of Dori Construction’s projects. Within this framework, an independent, external engineering inspector was appointed, who conducted independent testing of the various estimates of Dori Construction’s projects and also tested the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its aforesaid examination.

As a result of the aforesaid examinations, a material deviation was discovered in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared to the existing estimates, in a net amount of NIS 441 million. Dori Construction reported in its financial statements that the differences in the project estimates arose, inter alia, from delays in the construction and engineering failures that increased construction costs, cash flow problems that caused delays in payments to contractors and suppliers and which also caused a delay in completion of construction projects and the accrual of additional overhead expenses, as well as from under-pricing the projects and also from changes in the estimate of warranty provision.

In light of the deviation in the estimate of the anticipated revenues and costs in its various projects, Dori Construction reviewed the allocation of the amounts to the prior reporting periods. Following the aforesaid review, Dori Construction reached the conclusion that the financial statements for prior reporting periods, beginning from the fourth quarter of 2012, needed to be corrected. As a result of the aforesaid, the Company is restating its financial statements as of December 31, 2013 and for the year then ended in order to retrospectively reflect therein the effect of correcting the error in the estimates of the anticipated revenues and costs of Dori Construction and of the profit resulting therefrom. Furthermore, the comparative numbers for the year 2012 were adjusted as an immaterial correction. As to the impact of correcting the error on the financial statements, refer to Note 41 below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2A:-	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets.

The Company analyzed the impact of the new legislation on the financial statements as of December 31, 2013, specifically the impact of deferred taxes in account of investees that are included in the Law initiation and concluded it is not material, as the temporary difference resulting from those investees is either not material or can be offset against carry-forward tax losses, that deferred taxes were not provided for, as applicable.

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2013	2012
	NIS in millions
Cash in banks and on hand	476	794
Cash equivalents - short-term deposits	542	889

	1,018	1,683

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.42%).

c.	Deposits earn annual interest at the rate of 0.42% - 1.73%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4A:-	SHORT-TERM DEPOSITS AND LOANS

a.	Composition

	December 31
	2013	2012
	NIS in millions
Loans:
Current maturities of long-term loans	57	170
Loans (1)	161	135

	218	305

Deposits:
Escrow designated for property acquisitions (2)	37	31
Restricted cash in banks (3)	152	156
Bank deposits (4)	45	28
Purchase contract deposits and others	52	18

	286	233

	504	538

(1)	Includes C$ 24.5 million (NIS 80 million) loans granted by FCR, secured by properties, bear an average annual interest rate of 9.5 % and payable in 2014.

In addition, includes loans receivable from sale of apartments in FCR of C$ 24.8 million (NIS 81 million) that bear annual interest rate of 3%.

(2)	A non-interest bearing escrow which is designated for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S.
(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 118 million, bear an annual interest rate of 0.69%-0.93% and other restricted cash in FCR amounted to NIS 34 million.
(4)	Bank deposits bear an annual interest rate of up to 0.2% based on the respective term of the deposits.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2013	2012
	NIS in millions
Fair value through profit or loss securities
Shares	69	69
Debentures	22	—
Participation certificates in trust funds	—	18

	91	87

Securities available for sale (Note 11)	9	14

	100	101

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	TRADE RECEIVABLES

a.	Composition

	December 31
	*) 2013	*)2012
	NIS in millions
Open accounts (1)	192	202
Checks receivable	11	16
Receivables for construction contracts (2)	486	498

	689	716

(1) Net of allowance for doubtful accounts (see e below)	46	45

(2) Receivables for construction contracts
Costs incurred plus recognized profits	3,864	4,160
Less - progress billings	3,378	3,662

	486	498

*)	Restated, refer to Notes 2ee and 41.

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2013 and 2012, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting date, excluding amount due to civil construction works for an electric station project in the area of Ashkelon in relation to Dorad Energy Ltd. that is in legal process which the Group expect to collect.

e.	Movement in allowance for doubtful accounts:

	December 31
	2013	2012
	NIS in millions
At the beginning of the year	45	41
Charge for the year	26	22
Write down of accounts	(21)	(18)
Translation differences	(4)	*) —

At the end of the year	46	45

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2013	2012
	NIS in millions
Government institutions *) **)	57	70
Prepaid expenses	89	74
Receivables from sale of real estate	17	—
Finance lease receivable	4	—
Employees	1	1
Interest receivable from joint ventures	30	—
Advances to suppliers	5	2
Co-owners in investees	13	15
Others	86	54

	302	216

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.
**)	Restated, refer to Notes 2ee and 41.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions
Israel **)	589	561	266	249
Canada ***)	70	125	—	—
Others	33	26	1	8

Total	692	712	267	257

*)	As of the reporting date, NIS 21 million represents completed apartments.
**)	Restated, refer to Notes 2ee and 41.
***)	Advances are held in escrow and are not under the Group’s control. Relating to the advances, the Group received a mortgage loan outstanding in the amount of C$ 8.8 million (NIS 29 million) which bears an annual effective interest rate of 1%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions
Within 12 months *)	396	420	235	231
More than 12 months	296	292	32	26

	692	712	267	257

*)	Restated, refer to Notes 2ee and 41.

c.	Write down of inventory:

There was inventory write down in 2013 of NIS 19 million (in 2012 the write down amounted to NIS 1 million).

d.	Details on sale contracts signed by the Group (100%)

During 2013, the Group signed 126 sale contracts (108 sale contracts during 2012), with total consideration estimated at NIS 195 million (NIS 138 million during 2012).

In addition, until December 31, 2013, the Group signed 845 sale contracts on a cumulative basis, with total consideration estimated at NIS 1,010 million.

e.	As of December 31, 2013 and 2012 cost of inventory includes capitalized borrowing costs in the amount of NIS 10 million and NIS 7 million, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2013 and 2012 the non-current inventory balance totals NIS 23 million. For several of the land plots the Group has submitted applications to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2013	2012
	NIS in millions
Investment property *)	548	1,438
Lands	63	44

	611	1,482

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR, that are not core properties in these entities.

b.	Liabilities attributed to held for sale assets primarily consist of mortgage loans payable.

NOTE 9:-	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including fair value adjustments)

	December 31
	2013	2012
	NIS in millions
Joint venture - ATR (see section c)	4,277	3,845
Other joint ventures	*) 835	684
Associates	52	41

	5,164	4,570
Loans (1)	743	143

	5,907	4,713

*)	Retrospectively adjusted, refer to Notes 2a and 41.
(1)	Includes loans linked to the Israeli CPI at an amount of NIS 175 million that bear interest rates of 4.1%-8.5%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 119 million (NIS 568 million) of which € 105 million bears a fixed annual interest rate of 6% and mature on January 2023. The remaining loans bear a variable annual interest rate of 1.4% and mature on May 2016.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2013	2012	2011
	NIS in millions
Net income - ATR (see section c)	127	159	214
Net income (other than ATR)	*) 21	87	79
Other comprehensive income	(26)	10	31

Comprehensive income	122	256	324

Associates

	Year ended December 31
	2013	2012	2011
	NIS in millions
Net income	1	53	41
Other comprehensive income	1	—	—

Comprehensive income	2	53	41

*)	Retrospectively adjusted, refer to Notes 2a and 41.

Additional information regarding investees.

c.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2013, the Company owns 39.8% interest in ATR’s share capital and voting rights (39.6% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2013, the market price of ATR share was € 4.18 and ATR has approximately 374.9 million shares outstanding.

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2013, about 52.1 million shares of ATR, representing 13.9% of the share capital and voting rights of ATR, see also Note 26a(2).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2013	2012
	NIS in millions
Cash and cash equivalents	1,431	930
Other current assets (excluding cash and cash equivalents)	238	307
Non-current assets *)	14,288	13,833
Current financial liabilities	(26)	(369)
Other current liabilities	(394)	(323)
Non-current liabilities *)	(4,729)	(3,178)

Net assets	10,808	11,200

*)	Including fair value adjustments upon acquisition (see section 3 below).

Summarized statements of the comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,345	1,324	1,198
Finance expenses, net	206	118	251
Taxes on income	71	99	132
Net income *)	365	475	689
Other comprehensive income (loss)	(34)	(41)	2

Total comprehensive income	331	434	691

Dividends received from ATR	139	107	79

*) Includes fair value adjustment amortization	(1)	5	23

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2013	2012
	NIS in millions
Net assets (see above)	10,808	11,200
Non-controlling interests in ATR’s financial statements	(17)	(9)
Fair value adjustments upon acquisition	34	29

Adjusted net assets	10,825	11,220

Interest in ATR	39.8%	34.5%

Share in ATR’s net assets	4,311	3,874
Fair value adjustments upon acquisition	(34)	(29)

Carrying amount in the financial statements	4,277	3,845

Market value of the investment in ATR shares	2,985	2,823

4.	The outstanding share options of ATR as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of options (in thousands)
Options to employees and officers (2009-2013 plans)	€4.03	2014-2023	6,769

*)	As of December 31, 2013, 2,360 thousand share options are fully vested; These options includes 327 thousands share options granted to the Chairman of the Board, see Note 38e.

ATR operates a share plan for directors, as a substitute for cash compensation, at the directors’ discretion. As of the reporting date, 45 thousand shares were granted under the plan.

5.	Additional information about the investment in ATR:

ATR is a property real estate investment company focused on the acquisition, management and development of supermarket-anchored shopping centers in countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia and Slovakia. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2013 amounted to € 2,356 million (NIS 11.3 billion) and € 584 million (NIS 2.8 billion) of investment property under development and lands. The average yield implied in the valuations of ATR’s properties as of December 31, 2013 and 2012 was 8.2% and 8.4%, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

During 2013 the Company purchased approximately 20.4 million ATR shares from an investor forming part of the consortium managed by CPI in consideration for € 87.8 million (NIS 417 million) in an off-market transaction. As a result of the transaction, the Company’s interest in ATR increased from 34.4% to 39.9% and the Company recognized a gain from bargain purchase at an amount of € 36.5 million (NIS 173 million) presented in other income line item.

During 2012 the Company purchased approximately 11 million ATR shares through Vienna stock exchange trades, in consideration for € 39.6 million (NIS 195 million). As a result of the purchases, the Company’s interest in ATR increased from 31.6% to 34.5% and the Company recognized a gain from bargain purchase at the amount of € 27.2 million (NIS 134 million), presented in other income line item.

As for lawsuits filed against ATR and other lawsuits with regards to the investment in ATR, and the engagement in a compromise agreement refer to Note 26d.

The Company is attaching the financial statements of ATR which are prepared according to IFRS as published by IASB. The presentation currency of ATR’s financial statements is Euro (as of the reporting date the Euro exchange rate was NIS 4.7819).

In light of the gap between the market value of the investment in ATR and its value in the financial statements, as presented in section 1 above, the Company engaged an independent appraiser to examine the recoverable amount of the investment in ATR, which had been calculated on the basis of the value in use in accordance with IAS 36. The value in use of the investment in ATR was calculated on the basis of ATR’s equity with various adjustments, such as deduction for of corporate costs, adjustment of deferred taxes and finance liabilities to fair value and others. Pursuant to the aforesaid examination it was determined that, there has been no impairment of the investment in ATR.

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2013, the Company owns a 45.2% interest in EQY’s share capital and a 44.8% interest in EQY’s voting rights (40.1% on a fully diluted basis including the convertible units granted to LIH, see 6 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2013 the market price of EQY’s share was U.S.$ 22.44 and EQY has approximately 117.6 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Carrying amount and market value of the investment in EQY:

	December 31, 2013		December 31, 2012
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	3,413	4,143	3,306	4,172

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions
Current assets	269	718
Non-current assets *)	14,078	14,291
Current liabilities	(263)	(387)
Non-current liabilities *)	(5,492)	(6,243)

Net assets	8,592	8,379

Allocated to:
Equity holders of the Company	3,413	3,306
Non-controlling interests	5,179	5,073

	8,592	8,379

*)	Includes goodwill and adjustment for deferred tax liability.

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,210	1,261	1,236
Net income *)	1,075	748	507

Other comprehensive income (loss)	37	(25)	1

Total comprehensive income	1,112	723	508

Allocated to:
Equity holders of the Company	505	321	203
Non-controlling interest	607	402	305

	1,112	723	508

Dividends paid to non-controlling interests	246	251	232

*)	Includes adjustments for deferred tax expenses, see Note 25b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flows statements -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	484	589	392
Cash flows from investing activities	440	(1,249)	(93)
Cash flows from financing activities	(930)	721	(392)

Increase (decrease) in cash and cash equivalents	(6)	61	(93)

3.	Share options of EQY outstanding as of December 31, 2013

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands*)
Options to employees and officers	$21.53	2014-2023	2,985

*)	Includes all the share options granted to employees and officers, including 159 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (including to the Chairman of the Board and the Executive Vice Chairman of the Board, see Note 38e). As of the reporting date, the share capital of EQY includes 857 thousand restricted shares (“units”) that are unvested. These units bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to EQY executives subject to performance vesting conditions, that do not bear voting rights and rights to receive dividends and their vesting date will be on December 31, 2014.

5.	As a result of the arrangement with Gazit America Inc. (“GAA”) and FCR (see section e6 below), the Company’s interest in EQY increased from 43.3% to 46.7%.

6.	In 2011 EQY completed the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Intu Properties Plc, formerly known as Capital Shopping Centers Group Plc. Under the agreement provision, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

The Units do not confer voting rights in EQY but do participate in dividend distributions. The Group and LIH have entered into a shareholders’ agreement in connection with the aforesaid Units, whereby the Group will support the appointment of one director chosen by LIH, while LIH will support the appointment of the rest of the directors by the Group, subject to the fulfillment of certain conditions; said agreement also prescribes rules for the transferability of shares between the parties (a first offer right and a tag along right).

f.	Investment in FCR (a subsidiary)

1.	As of December 31, 2013, the Company owns 45.2% interest in FCR’s share capital and voting rights ( 41.2% on a fully diluted basis). FCR’s shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2013 the market price of FCR’s share was C$ 17.71 and FCR has approximately 208.4 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

Carrying amount and market value of the investment in FCR:

	December 31, 2013		December 31, 2012
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,899	5,449	5,544	6,643

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions
Current assets	1,111	1,811
Non-current assets *)	23,723	25,491
Current liabilities	(2,009)	(1,854)
Non-current liabilities	(11,940)	(13,193)

Net assets	10,885	12,255

Allocated to:
Equity holders of the company	4,899	5,544
Non-controlling interests	5,986	6,711

	10,885	12,255

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	2,319	2,237	1,893
Net income	756	1,517	1,818

Other comprehensive income (loss)	13	(7)	16

Total comprehensive income	769	1,510	1,834

Allocated to:
Equity holders of the Company	349	727	909
Non-controlling interests	420	783	925

	769	1,510	1,834

Dividends paid to non-controlling interests	335	320	249

Summarized statements of cash flows -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	728	706	614
Cash flows from investing activities	(1,188)	(1,721)	(1,815)
Cash flows from financing activities	253	1,275	1,097

Increase (decrease) in cash and cash equivalents	(207)	260	(104)

3.	FCR’s share options outstanding as of December 31, 2013

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	$16.37	2014-2023	5,968
Share options (see 6 below)

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38e). These options are exercisable to 2,025 thousand shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, 622 thousand units are available to be granted (regarding units that were granted to related parties, see Notes 38e). As of the reporting date, 679 thousand share units that were granted are outstanding unvested.

5.	In August 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant was exercisable for a period of one year into one FCR’s common share at an exercise price of C$ 19.75 per share and expired in August 2013.

6.	In August 2012, the Company completed a plan of arrangement with GAA a traded subsidiary in Toronto stock exchange, and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties in Canada and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA. Following the arrangement GAA was delisted and became a private company. As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%. The Group recognized a decreased in equity at amount of C$ 18 million ( NIS 70 million) which was carried to capital reserve from transactions with non- controlling interests.

7.	In September 2012, FCR issued to the public in Canada 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). The Warrants were exercisable through one year at an exercise price of C$ 19.75 per share and expired in August 2013.

As a result of those offerings, the Company’s interest in FCR decreased from 49.9% to 45.6% (including the GAA arrangement impact) and the Group recognized an increase in equity at an amount of C$ 24.1 million (NIS 93 million), which was carried to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

g.	Investment in CTY (a subsidiary)

1.	As of December 31, 2013, the Company owns 49.3% interest in CTY’s share capital and voting rights. CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2013 the market price of CTY share was € 2.56 and CTY has 441.3 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2013		December 31, 2012
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	*) 2,891	2,663	*) 2,268	2,016

2.	Summarized financial information of CTY *)

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions
Current assets	367	398
Non-current assets (including goodwill)	13,854	13,476
Current liabilities	(1,108)	(1,032)
Non-current liabilities	(6,994)	(7,939)

Net assets	6,119	4,903

Allocated to:
Equity holders of the company	2,891	2,268
Non-controlling interests	3,228	2,635

	6,119	4,903

*)	The summarized financial information of CTY was retrospectively adjusted due to implementation of clarification of IAS 12. Refer to Note 2a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,193	1,185	1,081
Net income *)	491	351	**) 43

Other comprehensive income (loss)	162	(56)	(131)

Total comprehensive income (loss)	653	295	(88)

Allocated to:
Equity holders of the Company	322	142	(62)
Non-controlling interests	331	153	(26)

	653	295	(88)

Dividends paid to non-controlling interests	116	107	89

*)	Retrospectively adjusted, refer to Notes 2a.
**)	Includes goodwill impairment.

Summarized cash flow statements -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	272	305	329
Cash flows from investing activities	(808)	(520)	(1,011)
Cash flows from financing activities	477	11	1,038
Exchange differences on balances of cash and cash equivalents	(3)	4	3

Increase (decrease) in cash and cash equivalents	(62)	(200)	359

3.	The share options of CTY outstanding as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of exercisable shares in thousands
Options to plan employees and officers (2011 plan)	€2.69	2018	7,418

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, 3,310 share options that are exercisable into 3,894 shares are not vested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

4.	During 2013, the Company purchased an additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 7 million.

5.	In March 2013 CTY issued to its shareholders by way of a rights issuance 114.4 million shares, which represented 35% of CTY’s total share capital and voting rights, in gross consideration for € 200 million (NIS 962 million).

The Company purchased as part of the rights issuance approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

6.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of a shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through an equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 year loan of € 265 million (NIS 1.2 billion) and with equity.

h.	Investment in U. Dori Ltd. (“Dori Group”)

Dori Group, a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 59.7% interest in the shares of U. Dori construction Ltd. (“Dori Construction”) a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 11.25% of Dorad Energy Ltd. that builds a private power station for the production of electricity.

Carrying amount and market value of the investment in Dori Group:

	December 31, 2013		December 31, 2012
	Carrying amount**)	Market value	Carrying amount**)	Market value
	NIS in millions
Shares (Company’s share)	99	164	141	101

*)	Includes fair value adjustments upon acquisition.
**)	Restated, refer to Note 2ee.

As of December 31, 2013, Gazit Development holds 73.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Gazit Development’s ownership of Dori Group is 61.0%. The market price of Dori Group share as of the reporting date was NIS 1.98. The number of Dori Group’s shares outstanding as of the reporting date is 135.5 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

For additional information regarding the restatement of the Company’s and Dori’s Group financial statements refer to

Note 2ee, 40h and 41. For information regarding submission of a scheme for investment in Dori’s Group equity by Gazit Development, refer to Note 40i.

i.	Investment in RSC (a jointly controlled entity)

As part of the Company’s investments in the senior housing facilities sector in the United States, the Company indirectly held a joint venture that was accounted for using the equity method (60%) in the property company and (50%) in the joint venture that managed them).

In August 2012, RSC sold 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million. As a result of the sale, the Company recognized a pre-tax gain of NIS 63 million that was recorded in the company’s share in earnings of equity accounted investees. In addition, the Company reclassified NIS 102 million from fixed assets revaluation reserve net of tax, to retained earnings.

As of December 2012, the balance of the Company’s investments in these companies amounted to NIS 57 million. In April 2013, the Company sold its remaining interest in RSC activity to its partner, which included 50% interest in a senior housing facility and 60% interest in land, in consideration for U.S.$ 15 million (NIS 54 million). Following this sale, the Company has no activity in senior housing facilities in the United States.

k.	Supplementary information for operational subsidiaries owned by the Company:

December 31, 2013	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	703	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd. (1) (2)	Israel	82.5	*) 559	1,741
Gazit Brazil Ltd.	Brazil	100	435	—

December 31, 2012	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	834	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd.	Israel	75	*) 401	1,936
Gazit Brazil Ltd.	Brazil	100	376	130

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(1)	Regarding the Company’s Board of Directors approval for granting a loan to Gazit Development, for submission of a scheme for investment in Dori’s Group equity at amount of NIS 200 million, a commitment to inject equity to Dori Group by Gazit Development and the issuance of warrants by Gazit Development by means of right issuance after the reporting date, referred to Notes 40i, 40j, 40k and 40l.

(2)	In August 2013, Gazit Development issued 6.5 million warrants for no consideration, by way of a rights issuance. Each warrant is exercisable up to three years from the issuance date into one share of Gazit Development, at an exercise price of NIS 44.01, which bears interest at an annual rate of 6.7% and is linked to the Israeli Consumer Price Index. At the issuance date, the Company exercised all warrants issued to it in consideration for NIS 214 million, settled as a decrease in the loans granted by the Company to Gazit Development.

Following the rights issuance and the warrants exercise by the Company, the interest in Gazit Development increased from 75% to approximately 82.5% (75% on fully diluted basis). There was no material impact on the Company’s shareholders’ equity.

l.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

m.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

NOTE 10:	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Loan held to maturity (1) (2)	268	600
Loans to co-owners in development projects (3)	225	74
Finance lease receivable	81	—
Tenants	5	8
Other non-current deposits (4) (5)	50	120
Governmental institutions	79	79
Others	8	2

	716	883
Less - current maturities	57	170

	659	713

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

(1)	A loan that was granted by EQY with original principal balance of U.S.$ 95.0 million (NIS 330 million) which as of the reporting date the outstanding balance is NIS 189 million. The loan is secured by retail property, an apartment building and an assisted living facility (“the asset”). The loan bore annual interest of 5.0%, and matured on January 15, 2014. The loan was granted by EQY as a bridge loan as part of an agreement to purchase the asset by EQY in consideration for U.S.$ 140 million that was complete in January 2014, at that date the loan was repaid and the rights in the assets were granted to EQY.

(2)	A C$ 17 million bond (NIS 57 million) held to maturity is used as collateral to a loan assigned to FCR as part of a property acquisition. The Bond bears effective interest rate of 1.25% and matures in November 2014.

(3)	Loans and mortgages amounted to C$ 68 million (NIS 222 million) provided by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual interest rate of 6.3% and are secured by the partners’ rights in the properties.

(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 17 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(3)).

(5)	Includes deposits of approximately NIS 22 million in favor of mortgage providers, in order to ensure performance of renovations and payment of property taxes on the mortgaged properties, in order to maintain their value. The deposits bear an annual interest rate of 0.2%-0.3%.

b.	Maturity dates

	December 31
	2013	2012
	NIS in millions
Year 1 - current maturities	57	170
Year 1 – used for asset acquisition	214	—
Year 2	91	484
Year 3	53	40
Year 4	106	21
Year 5	3	97
Year 6 and thereafter	189	15
Undetermined	3	56

	716	883

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2013	2012
	NIS in millions
Securities traded in Europe	120	—
Shares traded in the U.S. and Canada	9	14
Participating units in private equity funds (1) (2)	315	339

	444	353

Classified within current assets	9	14
Classified within non-current assets	435	339

	444	353

(1)	In August 2007, the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2013, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 51 million). As of December 31, 2013 approximately U.S.$ 13.3 million (NIS 50 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2013, the Fund has investment agreements for 13 projects with a total investment of U.S.$ 527 million and as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 303 million and NIS 318 million as of December 31, 2013 and 2012, respectively. The exposure of the investment’s fair value to market inputs results from the currency exchange of Indian Rupi and U.S. dollar. An increase of 5% in the exchange rate will decrease the investment fair value in NIS 15 million, and vice versa.

(2)	A wholly-owned U.S. subsidiary of the Company invested in three American investment funds a total of approximately U.S.$ 3.6 million (NIS 14 million). As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 0.9 million (NIS 3 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2013		2012
	NIS in millions
Balance as of January 1		55,465		51,014

Acquisitions and capital expenditures	*)	2,576	*)	5,012
Transfer from investment property under development, net		367		375
Dispositions		(410)		(1,428)
Transfer to assets classified as held for sale		(857)		(927)
Transfer to fixed assets		—		(22)
Valuation gains, net	*)	996	*)	1,761
Foreign exchange differences		(4,828)		(320)

Balance as of December 31		53,309		55,465

*)	Reclassified, refer to Note 2a.

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers (49% as of December 31, 2013 and 60% during 2013 - in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued as well as by the Company’s management and internal professional appraisers. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation in the territories in which the Group operates. The valuations are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2013, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
Average cap rates	%
December 31, 2013	6.5	5.9	6.3	7.5
December 31, 2012	6.8	6.0	6.3	7.5

Monthly average market rent per square meters (including fees)	U.S.$	C$	EUR	NIS
December 31, 2013	17.8	—	24.5	130.0
December 31, 2012	15.6	—	24.3	128.0

The valuation of the Group’s investment properties in Canada is mainly through the income method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above.

Market rent includes management fees, excluding the U.S.$ information, in which it is customary to refer to base rent as the relevant market input.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
December 31, 2013	NIS in millions
Increase of 25 basis points in capitalization rate	(535)	(888)	(511)	(74)
Decrease of 25 basis point in capitalization rate	576	967	551	79
Increase of 5% in net operating rental income (NOI)	756	1,182	688	114
Increase of 5% in average market rent	907	—	937	130

d.	Ownership rights

As of December 31, 2013, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, in accordance with the registration regulations in their respective countries of residence, except for 15 properties with aggregate fair value of NIS 2.3 billion held under an operating lease (2012 - 14 properties valued at NIS 3.1 billion) and five properties with aggregate fair value of NIS 1.2 billion held under a finance lease (2012 - 6 properties valued at NIS 1.4 billion).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of NIS 840 million (2012 - five leased properties with a value of NIS 806 million). The leases expire between 2043 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2013	2012
	NIS in millions
Balance as of January 1	2,806	2,198

Acquisitions and development costs	582	880
Transfers to investment property, net	(367)	(375)
Transfers to assets classified as held for sale	(100)	(8)
Dispositions	(107)	(22)
Valuation gains (losses), net	(34)	177
Foreign exchange differences	(301)	(44)

Balance as of December 31	2,479	2,806

Composition:

Land for future development	968	1,032
Investment property under development	1,511	1,774

	2,479	2,806

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, excluding properties at an amount of NIS 209 million that are measured at Cost basis. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

Lands for future development are measured at fair value, using primarily the Comparative Method (88% in fair value terms), i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

When using the Comparative Method the Group and the external appraisers rely on market prices, applying necessary adjustments, to the extent that such information is available. However, when such information is not available, the Group uses valuation techniques (mainly the Residual method) based on current market yields to which necessary adjustments are applied.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2013 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2013, the fair value of approximately 39% of the investment property under development and lands has been assessed by independent external appraisers (approximately 45% during 2013), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

c.	During 2013, the Group capitalized to property under development borrowing costs amounting to NIS 95 million (in 2012 - NIS 117 million) and direct incremental costs, including payroll expenses, amounting to NIS 21 million (in 2012 - NIS 25 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by either Comparative Method or carried at Cost (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2013	NIS in millions
Increase of 5% in estimated project cost to complete	(7)	(2)	(9)	(1)
Increase of 5% in estimated net operating rental income (NOI)	6	29	15	—
Increase of 25 basis points in the capitalization rate	(5)	(26)	(11)	—
Decrease of 25 basis points in the capitalization rate	6	28	12	—

e.	As of December 31, 2013, Israeli resident subsidiaries own three land plots (2012-three land plots) under capitalized leases with a total value of NIS 82 million (2012 - NIS 84 million) for periods of 49-98 years which expire between 2048-2107, with an extension option with respect to two land plots. Foreign subsidiaries hold four land plots under leasehold (2012 – three land plots) in aggregate value of NIS 177 million (2012 – NIS 57 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

f.	As for charges, refer to Note 29.

NOTE 14:-	FIXED ASSETS, NET

Fixed assets include mainly office buildings partly in use by the Group, which are not defined as investment property, construction equipment and others.

a.	Movement

	December 31
	2013	2012
	NIS in millions
Cost:

Balance as of January 1	430	368
Acquisitions	50	49
Transfers to investment property, net	—	22
Disposals	(77)	(5)
Foreign exchange differences	(19)	(4)

Balance as of December 31	384	430

Accumulated depreciation:
Balance as of January 1	243	211
Depreciation	34	34
Disposals	(44)	(1)
Foreign exchange differences	(9)	(1)

Balance as of December 31	224	243

Depreciated cost as of December 31	160	187

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other		Total
	NIS in millions
Cost:
Balance as of January 1, 2012	283	15	80		8	386
Additions	—	—	—		3	3
Foreign exchange differences	1	—	—	*)	—	1

Balance as of December 31, 2012	284	15	80		11	390
Additions	—	—	—		4	4
Write off	(21)	—	(80)		—	(101)
Foreign exchange differences	(21)	—	—		(2)	(23)

Balance as of December 31, 2013	242	15	—		13	270

Accumulated amortization and impairment losses:

Balance as of January 1, 2012	182	1	32		2	217
Amortization	—	1	48		5	54
Foreign Exchange differences	2	—	—	*)	—	2

Balance as of December 31, 2012	184	2	80		7	273
Amortization	—	2	—		2	4
Write off	(21)	—	(80)		—	(101)
Foreign Exchange differences	(11)	—	—		(1)	(12)

Balance as of December 31, 2013	152	4	—		8	164

Net carrying amount

As of December 31, 2013	90	11	—		5	106

As of December 31, 2012	100	13	—		4	117

*)	Represents an amount of less than NIS 1 million.
(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests, and through the Group’s participation in share offerings, in transactions occurring before December 31, 2009 in EQY and FCR and also due to the acquisition of CapCo by EQY (refer to Note 9d(6)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY including CapCo, the recoverable amount is determined based on the market price of the shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2013	47	5	38	90

December 31, 2012	51	5	44	100

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life. The amortization is attributed to the general and administration expenses.
(3)	An Order Backlog which was recognized for projects of Dori Group that were performed during 2011 and 2012, reflected their economic value as of the acquisition date of Dori Group, and was fully amortized on a straight line basis through December 31, 2012. The amortization was attributed to the cost of construction works performed.

NOTE 16:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31 *) 2013	December 31
	Denomination		2013	2012
		%	NIS in millions
Credit from banks:	CPI Linked NIS	4.4	85	59
	Unlinked NIS *)	3.9	79	42
	U.S. $ *)	—	3	28
Credit from financial institutions and others:	€ *)	0.8	4	160
	C$	1.2	86	62

Total short-term credit			257	351

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to Note	2013	2012
		NIS in millions
Current maturities of debentures	20	839	827
Current maturities of convertible debentures	21	—	193
Current maturities of non-current liabilities	22	2,075	1,362

		2,914	2,382

NOTE 18:-	TRADE PAYABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Open accounts and accrued expenses *)	790	847
Checks payable	150	70

	940	917

*)	Restated, refer to Note 2ee and 41.

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2013		2012
	NIS in millions
Interest payable		405		370
Government institutions		84		100
Deferred income and deposits from tenants		166		183
Employees	*)	58		63
Dividend payable to non-controlling interests		77		87
Payables for real estate transactions		149		102
Warranty provision	*)	16		20
Commitment to purchase marketable securities		26		62
Accrued expenses	*)	119	*)	103
Other payables		172		178

		1,272		1,268

*)	Restated, refer to Note 2ee and 41.

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition

	Item		Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
		Denomination	NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	219	6.50	6.18	158	212
Debentures (series B)		€ **)	170	2.39	2.50	149	153
Debentures (series C) *)		Israeli CPI	894	4.95	4.88	1,115	1,251
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,466	2,421
Debentures (series E) *)		NIS**)	556	1.58	2.08	545	543
Debentures (series F) *)		NIS	570	6.40	6.73	565	847
Debentures (series I) *)		Israeli CPI	1,223	5.30	5.58	1,444	1,668
Debentures (series J)		Israeli CPI	735	6.50	5.76	861	850
Debentures (series K)*)	b1	Israeli CPI	2,653	5.35	4.35	2,961	1,716
Debentures (Series L) *)	b2	Israeli CPI	451	4.00	4.14	446	—
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	33	4.57	4.98	40	59
EQY debentures		U.S.$	2,537	5.02	5.07	2,522	2,707
FCR debentures	c	C$	6,120	4.86	5.00	6,079	5,508
CTY debentures	d		€3,163	4.05	4.07	3,137	931
Dori Group debentures		NIS **)	100	5.73	6.57	100	100
Dori Group debentures	e1	Israeli CPI	358	7.27	5.81	389	361
Dori Construction debentures	e2	Israeli CPI	90	4.50	4.13	93	—

						23,070	19,327
Less - current maturities of debentures						839	827

						22,231	18,500

*)	As for cross- currency swap transactions entered in respect of part of the debentures, see Note 37d.
**)	Floating interest.

Maturity dates

	December 31, 2013
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	33	350	282	545	—	—	1,210
NIS linked to Israeli CPI	283	680	668	243	1,453	6,488	9,815
U.S.$	39	413	405	797	—	1,026	2,680
C$	326	408	—	816	490	4,039	6,079
	€158	50	50	660	—	2,368	3,286

	839	1,901	1,405	3,061	1,943	13,921	23,070

b.	Additional information on the Company’s debentures

1.	In the months June and December of 2013, the Company issued to the public NIS 1,038 million par value unsecured debentures (series K), by way of an expansion of a listed series for net consideration of NIS 1,227 million.

The parent company purchased, as part of the issuance, NIS 85 million par value unsecured debentures (series K) for consideration of NIS 101 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

As part of the issuance of the debentures (series K), the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. As of the reporting rate, the Company is in compliance with the above covenants.

2.	On October 26, 2013 the Company completed by way of a shelf prospectus, the initial issuance of NIS 451 million par value unsecured debentures (series L) for net consideration of NIS 446 million. The debentures are linked to an increase in the Israeli CPI, bear an annual fixed interest rate of 4%, are payable every June 30 and December 31 and mature as follows: On June 30, 2023 10% of the principle will mature, on June 30, of each year 2024 and 2025 15% of the principle will mature, and on June 30 of each year 2026 and 2027 30% of the principle will mature.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintain minimum shareholders equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

The parent company purchased, as part of the issuance, NIS 54 million par value unsecured debentures (series L) for consideration of NIS 54 million.

3.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with a stable outlook. All series of outstanding corporate debentures are rated Aa3 by Midroog, with a stable outlook

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

c.	FCR debentures

1.	In August 2013, FCR issued to the public in Canada C$ 50 million par value (NIS 172 million) unsecured debentures (series O), by way of an expansion of a listed series. The debentures bear an annual interest rate of 4.43% and are payable in one instalment on January 31, 2022.

2.	In May 2013, FCR issued to the public in Canada C$ 300 million par value (NIS 1,053 million) unsecured debentures (series Q) by way of an expansion of a listed series. The debentures bear an annual interest rate of 3.90% and are payable in one instalment on October 30, 2023.

3.	In January 2013, FCR issued to the public in Canada C$ 100 million par value (NIS 359 million) unsecured debentures (series P), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 3.95% and are payable in one installment on December 5, 2022.

d.	CTY debentures

1.	In June 2013, CTY issued to the public € 500 million par value (NIS 2,360 million) unsecured debentures that bear an annual interest rate of 3.75% and mature on June 24, 2020.

Within the framework of the debenture offering, CTY committed to maintain a ratio of debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the Reporting Date, CTY is in compliance with these covenants.

CTY used the net proceeds of the offering, inter alia, to early redeem bank loans and unwind hedging transactions that hedged interest rate risks. As a result, the Group reclassified € 24.9 million (NIS 118 million) from other comprehensive income to finance expense as part of net income.

2.	In May 2013, S&P initially assigned CTY’s long-term credit rating to investment grade level of BBB- with a stable outlook.

In May 2013, Moody’s initially assigned CTY’s long-term credit rating to investment grade level of Baa3, with a stable outlook.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

e.	Dori Group debentures

1.	In October 2013, Dori Group made an offering of NIS 78 million par value of debentures (series G). These debentures are CPI-linked and bear annual interest at a rate of 2.9%. Principal payments are due as follows: four equal yearly payments of 10% of the principal on September 30 of the years 2016-2019 (inclusive) and two equal yearly payments of 30% of the principal on September 30 of the years 2020-2021 (inclusive). Within the framework of the debenture offering, Dori Group committed to comply with the following covenants: equity of not less than NIS 200 million in the three preceding quarters and a ratio of financial debt to CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed.

2.	In April 2013, Dori Construction made an offering of NIS 82 million par value of debentures (series A). These debentures are CPI-linked and bear annual interest at a rate of 4.5%. Principal payments are due in eight equal yearly payments on March 31 of the years 2014-2021 (inclusive). Within the framework of the debenture offering, Dori Construction committed to comply with the following covenants: the ratio of net financial debt to EBITDA is not to exceed 8, with the provision that equity is not to fall below NIS 100 million; and the ratio of equity to total assets is not to be less than 12%, with the provision that equity is not to fall below NIS 120 million. Moreover, Dori Construction committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series A), other than under the circumstances specified in the trust deed.

As of the Reporting Date, Dori Group and Dori Construction are in compliance with the aforesaid covenants. As for a none-compliance with covenants and its remedy after the reporting date, refer to Note 40k.

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition

	Item		Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
		Denomination	NIS in millions	%	%	NIS in millions
FCR (series C,D,E,F,G,H,I,J)	c	C$	1,283	*) 5.08	*) 6.35	1,221	1,197
CTY (series 2006)			€—			—	193

						1,221	1,390
Less - current maturities						—	193

						1,221	1,197

*)	Weighted average interest rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES (Cont.)

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2013:

Issue date/series	Denomination	Nominal interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
		%		C$	C$ millions
2009 D	C$	5.70	6.88	18.75	42.9	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.07	23.77	57.5	2019
2011 G	C$	5.25	6.66	23.25	50.0	2018
2012 H	C$	4.95	6.51	23.75	75.0	2017
2012 I	C$	4.75	6.19	26.75-27.75	52.5	2019
2013 J	C$	4.45	5.34	26.75-27.75	57.5	2020

					392.9

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR’s Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

According to FCR’s policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures will be in FCR shares.

During 2013, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR, according to its aforementioned policy.

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
December 31, 2013	NIS in millions
Banks	328	48	4,547	4,311	3,329	1,387	42	13,992
Other financial institutions	—	—	—	266	509	—	—	775

	328	48	4,547	4,577	3,838	1,387	42	14,767
Net of current maturities	18	4	830	427	745	50	1	2,075

	310	44	3,717	4,150	3,093	1,337	41	12,692

December 31, 2012
Total	346	222	6,428	5,485	5,419	2,851	44	20,795

Net of current maturities	328	222	5,574	5,276	5,267	2,723	43	19,433

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

The composition of classification of loans by fixed or variable interest rate:

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
December 31, 2013	NIS in millions
Fixed interest rate	328	7	4,291	2,775	511	61	—	7,973

Weighted average effective interest rate (%)	3.2	4.0	4.9	5.8	5.5	3.9	—

Variable interest rate	—	41	256	1,802	3,327	1,326	42	6,794

Weighted average effective interest rate (%)	—	4.0	3.0	2.6	1.9	2.8	1.9

b.	Maturity dates

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
December 31, 2013	NIS in millions
Year 1 - current maturities	18	4	830	427	745	50	1	2,075

Year 2	310	44	808	639	292	11	1	2,105
Year 3	—	—	743	1,094	176	888	40	2,941
Year 4	—	—	338	277	625	—	—	1,240
Year 5	—	—	458	318	1,523	438	—	2,737
Year 6 and thereafter	—	—	1,370	1,822	477	—	—	3,669

	310	44	3,717	4,150	3,093	1,337	41	12,692

	328	48	4,547	4,577	3,838	1,387	42	14,767

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

j)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

k)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

l)	The percentage of FCR’s shares pledged due to relevant credit terms will be no less than 26% of FCR’s share capital (20% on diluted basis) and, if there is another holder of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital.

m)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

n)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

o)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

p)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

q)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 28% of EQY’s share capital on a fully diluted basis (or 20% if a portion of the credit facility will be repaid), and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

r)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

s)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

t)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

u)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

v)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

g)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

h)	Tangible net worth shall not be less than approximately U.S.$ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Average equity in last four quarters shall not be less than approximately C$ 1.4 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Ratio of secured debt to total assets shall not exceed 40%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	The ratio of secured debt outstanding to total debt shall not exceed 7.5%.

d)	Change of control in CTY, as defined in the financing agreement.

5.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral.

6.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements; ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at the Dori Group and Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction’s capital of no more than 70% (after the reporting date the ratio was updated to 130%); a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%; The financing bank’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; an undertaking not to create a charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders’ loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

7.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2013, the Company and its subsidiaries, except for Dori Construction, were in compliance with all the aforementioned covenants.

As for failure to comply with certain covenants and its remedy after the reporting date by Gazit Development, Dori Group and Dori Construction refer to Notes 40h and 40k.

NOTE 23:-	OTHER LIABILITIES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Tenants’ security deposits (1)	41	46
Leasing liabilities for investment properties	91	90
Put option to acquire additional rights in joint ventures	3	84
Deferred purchase price of investment property	—	75
Employee benefit liabilities, net (Note 24)	7	7
Other liabilities	56	51

	198	353

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation and others are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

NOTE 25:-	TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the law, up until the end of the tax year 2007, the results for tax purposes in Israel are adjusted for changes in the Israeli CPI.

In February 2008, the Israeli Parliament passed an amendment to the Inflationary Adjustments Law, which limits the application of the law from the year 2008 and thereafter. From 2008 onwards, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the periods proceeding December 31, 2007.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (25% in 2013) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group’s foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 24% for 2011 and 25% for 2012 and 2013. On July 30, 2013, the Knesset (Israeli Parliament) approved the economic plan for 2013-2014 (the Budget Law), in order to primarily enhance the collection of taxes in those years among other fiscal changes.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5% starting from January 1, 2014 and the taxation of revaluation gains which is subject to future regulation. As of the reporting date the above mentioned regulation had not been instated.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

The deferred tax balances included in the financial statements as of December 31, 2013 are calculated according to the tax rates in effect at the reporting date, and take into account the effects which could result from changes in the law.

An entity is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY’s tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company’s management’s knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date - 45.2%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

d.	Taxation in Finland

The corporate tax rate in Finland in 2013 is 24.5%. In 2014 the tax rate decreased to 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

e.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

f.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties.

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

i.	Finalized tax assessments

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2009.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

In September 2013, the Company and the Israel Tax Authority (ITA) entered into an income tax assessments agreement for the years 2004-2011. As part of the assessments agreement, the Company paid NIS 29 million (including interest and CPI adjustment) and the balances of the Company’s tax losses and credits as of December 31, 2011 were also updated, various costs of the Company’s investments in subsidiaries were revised.

As a result of the agreement, the balances of the Company’s losses as of December 31, 2011 consisted of a balance of NIS 262 million with respect to capital losses carried forward to 2012 and a balance of NIS 395 million with respect of losses under Section 29(1) of the Israeli Income Tax Ordinance carried forward to 2012.

j.	Subsidiaries disputed tax assessments

On August 5, 2012, an indirectly-owned subsidiary was issued tax orders for the years 2006-2010. According to the tax orders, the ITA disallowed the deduction of expenses in a total amount of approximately NIS 90 million for the years under the assessments, inter alia, with respect to finance expenses as well as other expenses. The subsidiary has lodged an appeal against these tax orders with the District Court. On February 21, 2013, an assessments agreement was signed between a subsidiary and the assessing ITA to which the subsidiary will bear a tax liability of NIS 4.5 million, including interest and linkage, thereby closing the assessments for the 2006-2010 tax years. On March 18, 2013 the assessments agreement has been approved by a court ruling. It should be noted that the assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described below. The resolution of this issue is pending on the ruling of the District Court. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of the chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by an agreement or through a court proceeding.

In June 2012, two indirectly-owned subsidiaries were issued with tax orders in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses. Should the position of the ITA prevail in full, a nominal tax liability will be created for the subsidiary of approximately NIS 49.5 million.

The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted.

In the opinion of the subsidiaries, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

k.	Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods to a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the disputed VAT assessment.

l.	Carry-forward losses for tax purposes as of December 31, 2013

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes (also refer to Note 25i above). With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 45 million as of the reporting date (2012 - NIS 149 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 524 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 102 million (2012 - NIS 81 million) which have been partly offset against the deferred tax liability.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 246 million, of which a recognized deferred tax asset represents approximately NIS 50 million (2012 - NIS 58 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2014 and 2033.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 279 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 104 million (2012 - NIS 121 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 124 million (2012 - NIS 108 million), for which deferred tax assets have been recognized at an amount of NIS 16 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets *)	Carry- forward losses		Others	Total
	NIS in millions
Balance as of January 1, 2011	(2,062)		274	(88)	(1,876)

Carried to foreign currency translation reserve	(105)		17	(2)	(90)
Amounts carried to other comprehensive income	—		—	51	51
Amounts carried to other capital reserves	62		(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(231)		36	(28)	(223)
Amounts carried to income statement	(476)		106	44	(326)

Balance as of December 31, 2011	(2,812)		392	(53)	(2,473)

Carried to foreign currency translation reserve	6		(3)	—	3
Amounts carried to other comprehensive income	—		—	33	33
Amounts carried to other capital reserves	(23)		16	—	(7)
Amounts carried to income statement	(579)	*)	(175)	16	(738)

Balance as of December 31, 2012	(3,408)		230	(4)	(3,182)

Carried to foreign currency translation reserve	294		(6)	(3)	285
Amounts carried to other comprehensive income	—		—	(74)	(74)
Amounts carried to other capital reserves	2		2	—	4
Amounts carried to income statement	(302)	*)	(11)	110	(203)

Balance as of December 31, 2013	(3,414)		215	29	(3,170)

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

The deferred taxes are calculated at tax rates ranging between 13.1% and 42.9% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2013	2012
	NIS in millions
Within non-current assets	106	198
Within non-current liabilities *)	(3,276)	(3,380)

	(3,170)	(3,182)

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

n.	Taxes on income included in the income statements

	Year ended December 31
	2013	2012	2011
	NIS in millions
Current taxes *)	53	19	24
Taxes in respect of prior years	9	1	2
Deferred taxes **) ***)	203	738	326

	265	758	352

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.
**)	The expense for 2013 is net of deferred income tax at an amount of NIS 72 million due to Company’s estimation of its ability to offset tax losses in the future against future gains.
***)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

o.	Taxes on income relates to other comprehensive income and to other equity items

With respect of tax on income relates to other comprehensive income and other equity line items, see Notes 25m and 27g.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

p.	Below is the reconciliation between the statutory tax rate and the effective tax rate *):

	Year ended December 31
	2013	2012	2011
	NIS in millions
Income before taxes on income	2,450	3,171	2,381

Statutory tax rate	25%	25%	24%

Tax calculated using statutory tax rate	613	793	571

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Tax exempt income, income subject to special tax rates and non deductible expenses **)	(110)	(101)	(311)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	84	78	228
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(218)	(13)	(190)
Taxes with respect to prior years	9	1	2
Deferred taxes due to changes in tax rates	(49)	33	90
Taxes with respect to Company’s share of equity-accounted investees, net	(37)	(75)	(80)
Difference in tax rate applicable to income of foreign companies and other differences	(27)	42	42

Taxes on income	265	758	352

Effective tax rate	10.8%	23.9%	14.8%

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.
**)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

In January, 2013, the Company waived, under certain conditions, its right of first offer from Aloney-Hetz.

2.	Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a)	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled according to the agreements with ATR to appoint four directors in ATR. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b)	The Investors undertook to vote jointly with the share issued to them pursuant to the investment agreements in ATR at the general meetings of ATR shareholders, and in case of disagreement - to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to any applicable law) to vote as directed by the latter.

c)	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d)	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR and investors consent while exceeding 50% interest in ATR by one of the investors.

3.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

4.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2013
NIS in millions
Year 1	2,750
Year 2	2,411
Year 3	2,095
Year 4	1,790
Year 5	1,490
Year 6 and thereafter	6,784

Total	17,320

5.	As for engagements with related parties, refer to Note 38.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Guarantees

1.	As of December 31, 2013, the Company’s subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 784 million (December 31, 2012 - approximately NIS 774 million).

2.	As of December 31, 2013 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	380
Bank guarantees to secure performance and quality of other construction works	441
Others	204

1,025

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees (including for debentures) as of December 31, 2013 and 2012 amounted to NIS 1,305 million and NIS 1,219 million, respectively. Total utilized guarantees (including debentures) as of December 31, 2013 and 2012 amounted to NIS 373 million and NIS 417 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit of subsidiary.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2013, totaled approximately NIS 1,444 million (December 31, 2012 - NIS 834 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 383 million (December 31, 2012 - NIS 361 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	On June 19, 2011, the Company announced that a settlement agreement had been reached in all the legal proceedings involving the Company, ATR and Meinl Bank (as well as all the other related parties and former and current officers of the parties). The principal legal proceedings referred to were a lawsuit in an amount of EUR 1.2 billion filed by Meinl Bank in 2010 against the Company and other parties in a Jersey Island court, which sought recognition as a derivative action. The subject of the aforesaid lawsuit was the transactions which were executed between the Company and CPI and ATR during 2009, and which the plaintiffs claim were not in the best interests of ATR, had caused it damages, and had resulted in unjust enrichment to the defendants. This action followed a claim filed by ATR in August 2010, in England, in an amount of over EUR 2 billion for losses caused to ATR at the time that ATR was under the management of Meinl Bank and its controlling shareholder, prior to its acquisition by the Company. The settlement agreement did not prescribe any payment to any specific party or its deputy with regard to the alleged losses.

Despite the settlement agreement, the Company is unable to guarantee that the Company and ATR will not be sued in the future with regard to the causes on which the derivative action described above was based. Nevertheless, ATR’s independent Board Committee has conducted its own investigation into the events alleged to have occurred in the derivative action and have concluded that the allegations made against the directors of ATR are without merit and that there would be no benefit to ATR in such a claim.

3.	As ATR noted in its financial reports as of December 31, 2013, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

4.	As for the Company’s and subsidiaries disputed income tax and VAT assessments, refer to Note 25j and 25k above.

5.	As for lawsuits that were filed to certify as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company in July and August 2014, refer to Note 40m.

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2013			December 31, 2012			January 1, 2012
	Authorized	Issued and outstanding		Authorized	Issued and outstanding		Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*)	176,837,508	500,000,000	*)	166,294,246	500,000,000	*)	165,868,103

b.	Movement in issued and outstanding share capital

	2013	2012	2011
	Number of shares
Balance as of January 1 *)	166,294,246	165,868,103	155,413,817

Exercise of share options (employees and officers)	104,242	426,143	104,286
Issue of shares	10,439,020	—	10,350,000

Balance as of December 31 *)	176,837,508	166,294,246	165,868,103

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On October 15, 2013 the Company completed the process of listing its Ordinary shares for trading on the Toronto Stock Exchange (TSX). The listing was not accompanied by an equity offering by the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

e.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 489 million, net of issuance expenses).

f.	On December 19, 2011 the Company completed an initial public offering of 10,350,000 ordinary shares in the NYSE in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million).

Norstar Group purchased, as part of the offering 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

g.	Composition of other capital reserves:

	Year ended December 31
	2013		2012	2011
	NIS in millions
Available-for-sale financial assets		15	19		(20)
Transactions with controlling shareholder		147	147		147
Transactions with non-controlling interests	*)	44	77	*)	52
Share-based payment		16	11		23
Revaluation reserve of cash flow hedges		(76)	(199)		(151)
Revaluation reserve of fixed assets		—	5		98

		146	60		149

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

h.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2013	2012	2011
	NIS in millions
Exchange differences on translation of foreign operations **)	(2,414)	(425)	1,129
Transfer to profit or loss with respect to disposal of foreign operations	—	3	12
Group’s share in equity-accounted investees	(29)	9	2

	(2,443)	(413)	1,143

Gain (loss) with respect to cash flow hedges *)	172	(128)	(183)
Transfer to profit or loss with respect to exercise cash flow hedges transactions	130	8	7
Group’s share in equity-accounted investees	10	(12)	(11)
Tax effect	(73)	32	48

	239	(100)	(139)

Income (loss) with respect to available-for-sale financial assets	(7)	39	(35)
Transfer to income statement with respect to available-for-sale financial assets	4	(3)	(7)
Tax effect	(1)	1	3

	(4)	37	(39)

Revaluation gain (loss) on fixed assets in joint venture	(6)	10	28

Total other comprehensive income (loss)	(2,214)	(466)	993

*)	In 2013, includes NIS 118 million due to unwinding of hedge transactions in CTY, refer to Note 20d.
**)	Retrospectively adjusted, refer to Note 2a.

i.	Composition of non-controlling interests

	Year ended December 31
	2013	2012	2011
	NIS in millions
Share in equity of subsidiaries *) **)	14,381	14,406	11,987
Share options, warrants and capital reserve from share-based payment in subsidiaries	144	154	158
Conversion option proceeds in subsidiaries	26	56	52

	14,551	14,616	12,197

*)	Including capital reserves and acquisition-date fair value adjustments.
**)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

j.	Dividends

1.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), in place of the dividend policy announced in November 2012, pursuant to which the Company distributed NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

2.	During 2013, the Company declared and paid dividends in the total amount of approximately NIS 298 million (NIS 1.72 per share) (2012 - NIS 264 million (NIS 1.60 per share), 2011 - NIS 241 million (NIS 1.56 per share)).

3.	On March 25, 2014, the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on April 23, 2014 to the shareholders of the Company on April 7, 2014.

k.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company’s Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2013, the Group raised a total of approximately NIS 1,086 million, in 2012 - NIS 2,224 million and in 2011 - NIS 1,498 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:-	SHARE-BASED COMPENSATION

a.	In July 2005, the Company adopted a share-based compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. In addition, between the years 2002-2010, the Company had a share-based compensation plan for the Board of Directors.

b.	In December 2011 the Company’s Board of Directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject to various tax consequences and regimes.

c.	In February 2013, the Company’s Compensation Committee and the Board of Directors approved a grant of non-listed share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to 6 officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance (as detailed in section b above). The aggregated value of the equity instruments granted at the grant day totalled NIS 13.9 million.

In September 2013 the Company’s General Meeting approved (after the approval of the Board of Directors and the Compensation Committee) a grant of non-listed share options, RSUs and PSUs to Mr. Aharon Soffer, the Company’s president and to Mr. Arie Mientkavich, Deputy Chairmen of the Board. For additional information, refer to sections d and e below.

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments for share distributions, rights issues and dividend distributions. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

d.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	818,900	36.12	2,207,402	35.33
Share options granted *)	1,048,287	47.85	—	—
Share options forfeited	(12,871)	46.59	—	—
Share options exercised	(353,600)	37.04	(1,326,902)	34.45
Share options expired	—	—	(61,600)	48.76

Share options at end of year	1,500,716	44.00	818,900	36.12

Share options exercisable at end of year	311,425	33.61	220,400	35.71

*)	Options granted in 2013

	Details of 2013 awards
	Employees and officers	CEO	Deputy Chairman of the Board
Number of options	522,303	382,306	143,678
Exercise price NIS	48.6	47.1	46.9
Fair value of options granted at the grant date	13.3	10.8	9.5
Standard deviation	33.73%	27.81%	28.27%
Risk-free interest rate	0.22%	0.00%	0.29%
Share price	47.6	48.3	45.5

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

e.	The following table presents the movement in units of the Company RSUs and PSUs and the information that was used to calculate the fair value at the grant date:

	2013
	RSUs	PSUs
Units at beginning of the year	—	—

Units granted *)	153,920	244,761
Units forfeited	(2,829)	—

Units at end of year	151,091	244,761

Units exercisable at end of year	—	—

*)	RSU’s and PSU’s granted in 2013

	Details of 2013 awards
	Employees and officers	CEO	Deputy Chairman of the Board
Number of RSU	95,393	42,711	15,816
Fair value per RSU (share price)	47.6	48.3	45.5

Performance contingent restricted shares:

Number of PSU	111,987	96,988	35,786
PSU fair value at the grant date	21.6	21.3	20.1
Standard deviation	28.8%	27.3%	27.4%
Risk-free interest	0.00%	0.00%	0.03%

f.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2013, 2012 and 2011 amounted to NIS 9.7 million, NIS 3.9 million and NIS 7.2 million, respectively.

g.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date. As of the reporting date there are 274 thousand units outstanding with weighted average exercise price of NIS 43.91, out of which 38 thousands are vested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

In 2013 employees and officers of a wholly-owned subsidiary of the Company were granted approximately 43 thousand restricted share units (“RSUs”) which are settled in cash according to the Company’s stock price. The grant date fair value amounts to U.S. $ 13.7. The vesting period of each RSU was established in three equal installments starting from the grant date. In the case of a dividend distribution each holder will be entitled to compensation funds reflecting the benefit in respect to the dividend distribution of the unvested RSUs on the date of the dividend distribution.

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2013 is NIS 1 million (2012 - NIS 1 million).

Expenses (income) recognized in the income statement for the cash settled plans in 2013, 2012 and 2011 amounted to NIS 0.5 million, NIS (0.6) million and NIS (0.8) million, respectively.

NOTE 29:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2013	2012
	NIS in millions
Short-term loans and credit	175	293
Non-current liabilities (including current maturities)	9,555	13,128
Debentures (including current maturities)	861	850

	10,591	14,271

c.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,127 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30:-	RENTAL INCOME

During the years 2011-2013, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions
Salaries and related expenses	103	96	77
Property tax and other fees	650	672	583
Maintenance and repairs	413	421	387
Utilities	258	259	239
Insurance and security	124	127	109
Others	141	130	127

	1,689	1,705	1,522

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

	Year ended December 31
	2013		2012		2011
	NIS in millions
a. Revenues

Revenues from sale of buildings and land		328		200	14
Revenues from construction contracts	*)	1,344	*)	1,560	987

		1,672		1,760	1,001

b. Cost of revenues by revenue sources

Cost of sale of buildings and land		279		181	18
Cost of revenues from construction contracts	*)	1,409	*)	1,539	949

		1,688		1,720	967

c. Cost of revenues by expense components *)

Land		73		46	10
Materials		427		464	220
Subcontractors		959		953	628
Salaries and related expenses		116		119	69
Depreciation		5		5	3
Fair value upon acquisition amortization and others		108		133	37

		1,688		1,720	967

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions
Salaries and management fees (1)	350	397	469
Professional fees	77	86	85
Depreciation	29	29	25
Sales and marketing (including salary)*)	38	32	28
Other (including office maintenance) (2)	116	129	148

	610	673	755

*)	Reclassified, refer to Note 2a.
(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2013	2012	2011
	NIS in millions
Gain from disposal of investee	—	4	—
Capital gain on assets disposal	5	21	—
Gain from bargain purchase *)	198	134	102
Others	15	5	13

	218	164	115

*)	In 2013 includes amount of NIS 173 million due to purchase of additional ATR shares which result in an increase of holding to 39.8% (refer to Note 9c) and an amount of NIS 25 million due to purchase of additional indirect 7.7% of Ronson Europe N.V. shares by Dory Group in November 2013.

b.	Other expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions
Loss from decrease in holding interest, net	11	4	1
Capital loss on assets disposal	58	26	64
Impairment of goodwill	—	—	38
Impairment of other assets	2	7	7
Other	3	10	—

	74	47	110

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions
Finance expenses on debentures	1,190	1,050	979
Finance expenses on convertible debentures	89	99	68
Finance expenses on loans from financial institutions and others	831	1,013	1,015
Revaluation of derivatives	2	—	190
Loss from early redemption of liabilities and derivatives *)	142	147	14
Exchange rate differences and other finance expenses	44	37	36
Finance expenses capitalized to real estate under development	(113)	(132)	(105)

	2,185	2,214	2,197

*)	In 2013 includes NIS 118 million due to unwinding hedging transactions in a subsidiary, that was reclassified from other comprehensive income, also refer to note 20d.

b.	Finance income:

	Year ended December 31
	2013	2012	2011
	NIS in millions
Gain from investments in securities, net	7	28	11
Dividend income	4	6	8
Interest income from investees	34	5	2
Interest income	73	63	51
Revaluation of derivatives *)	431	13	—
Exchange rate differences	—	5	—

	549	120	72

*)	Primarily from swap hedging transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2013		2012		2011
	Weighted number of shares	Net income attributable to equity holders of the Company*)	Weighted number of shares	Net income attributable to equity holders of the Company*)	Weighted number of shares	Net income attributable to equity holders of the Company*)
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	171,103	926	164,912	901	154,456	706

Effect of dilutive potential ordinary shares	310	(10)	104	(34)	327	(52)

For the calculation of diluted net earnings per share	171,413	916	165,016	867	154,783	654

*)	Restated and retrospectively adjusted, refer to Note 2a and 2ee.

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(3), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

NOTE 37:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group’s global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currency. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to d. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections d and f below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section d below). As of the reporting date, 90% of the Group’s long-term liabilities (80% excluding interest rate swaps) bear fixed interest (as of December 31, 2012 - 87%, 73% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2013 is NIS 220 million (December 31, 2012 - NIS 101 million). This exposure is not hedged.

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods up to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2013, the Group has a working capital deficiency of NIS 1.8 billion. The Group has unused approved credit facilities in the amount of NIS 8.0 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

		December 31, 2013			December 31, 2012
		Carrying amount		Fair value	Carrying amount		Fair value
	Note	NIS in millions
Financial assets

Non-current investments and loans			659	657		713	703

Financial liabilities

Debentures			23,070	24,598		19,327	21,036
Convertible debentures		*)	1,221	1,273	*)	1,390	1,504
Interest-bearing loans from financial institutions and others			14,767	15,090		20,795	21,324

			39,058	40,961		41,512	43,864

Total financial liabilities, net			(38,399)	(40,304)		(40,799)	(43,161)

*)	Excluding the conversion component which is presented in non-controlling interests, for a total of NIS 26 million (2012 - NIS 56 million).

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) were calculated based on quoted market closing prices on the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects market conditions including the parties’ credit risk on the reporting date.

As of December 31, 2013 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4.25%-11%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party.

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties.

c.	Classification of financial instruments by fair value hierarchy

Following is the classification of financial instruments that are not measured at fair value in the financial statements, according to fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2013
		Level 1	Level 2	Level3
	Note	NIS in millions
Financial assets

Non current investments and loans	10	—	211	448

Financial liabilities

Debentures	20	14,432	8,640	—
Convertible debentures	21	1,221	—	—
Interest bearing loans from financial institutions and others	22	—	14,840

Net finance assets (liabilities)		15,653	23,480	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Following is the classification of financial instruments that are measured at fair value presented in the financial statements, according to the fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value

Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Debentures	4b	22	—	—
Hedging financial derivatives	37d	—	808	—
Available-for-sale financial assets:
Shares	11	129	—	—
Participation certificates in equity funds *)	11	—	—	315

		220	808	315

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial liabilities measured at fair value through profit or loss

Hedging financial derivatives	37d	—	201	—
Non-hedging financial derivatives	19	26	—	—
Other liabilities **)		—	—	4

		26	201	4

*)	Below is the roll-forward of financial assets classified as level 3 under the fair value hierarchy:

December 31, 2013
NIS in millions
Balance at beginning of the year	339
Additions	4
Capital return	(8)
Revaluation through capital reserve	4
Translation adjustments from foreign operations	(24)

Balance at end of the year	315

The balance represent the participation certificates in private equity funds, for additional information refer to Note 11.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

**)	The table below shows the roll-forward of financial liabilities classified as level 3 under the fair value hierarchy:

December 31,
2013
NIS in millions
Balance at beginning of the year	85
Distributions	(11)
Exercise	(69)
Revaluation through profit or loss	2
Translation adjustments from foreign operations	(3)

Balance at end of the year	4

In 2013, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.13	31.12.12				31.12.13	31.12.12
Cross currency swaps
	Euro-NIS	2,172	1,456	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	6.3	145	160
		70	260	CPI linked, 4.95%	Variable L+1.35%	2.9	35	146
		220	330	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.4	40	45
		151	—	Nominal, 2.63%	Variable, L	5.5	(2)	—

	U.S.$-NIS	272	50	CPI linked, 3.56%-4.57%	Fixed 5.38-5.97%	6.4	33	20
		—	475			—	—	298
		160	240	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.4	26	19
		150	150	Telbor + 0.7%	Fixed 3.53%	3.7	20	8
		243	—	Nominal, 2.67%	Variable, L	5.5	1	—

	C$-NIS	773	374	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.6	115	111
		305	320	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	4.6	180	155
		80	120	nominal, 6.4%	Variable, L + 1.08%	2.4	16	6
		76	114	nominal, 6.0%	Fixed, 2.95%-3.15%	2.4	19	14
		100	100	Telbor + 0.7%	Fixed 3.37%	3.7	16	4
		250	250	Telbor + 0.7%	Variable, L + 1.04%	3.7	46	19

	BRL- NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	4.0	80	(3)
Interest rate swaps fixed/variable
	U.S.$	868	1,120	Variable	Fixed	5.1	10	(33)
	C$	273	324	Variable	Fixed	7.9	6	(9)
		€2,138	3,067	Variable	Fixed	2.9	(147)	(287)
	Swedish Krona	1,125	2,500	Variable	Fixed	2.6	34	(152)
Forward contracts
	Different currencies	3,946	3,870			Less than one year	1	5
Purchase option
	Canadian government bonds	294	—				1	—

							607	526

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2013	2012
	NIS in millions
Current assets *)	39	81
Non-current assets *)	769	929
Current liabilities	(32)	(12)
Non-current liabilities	(169)	(472)

	607	526

In 2013, the Company unwound cash flow hedging interest-rate swap transactions (principal and interest swap) totaling notional amount of NIS 1.3 billion in consideration for approximately NIS 598 million (the amount includes NIS 206 million in respect of interest). Following the unwinding, the Company entered into a new cash flow hedging transactions, according to Company’s risk hedging policy.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2013	2012
	NIS in millions
Assets	38	11
Liabilities	(138)	(402)

	(100)	(391)

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2013

	Up to one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	257	—	—	—	257
Trade payables *)	940	—	—	—	940
Other accounts payable *)	1,116	—	—	—	1,116
Debentures	1,952	5,302	6,595	15,711	29,560
Convertible debentures	65	130	646	760	1,601
Interest-bearing loans from financial institutions and others	2,859	5,954	4,501	4,006	17,320
Hedging financial derivatives, net	80	(18)	(180)	(174)	(292)
Other financial liabilities	184	82	61	347	674

	7,453	11,450	11,623	20,650	51,176

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	351	—	—	—	351
Trade payables *)	917	—	—	—	917
Other accounts payable *)	1,093	—	—	—	1,093
Debentures	1,827	4,942	6,117	12,296	25,182
Convertible debentures	271	132	576	868	1,847
Interest-bearing loans from financial institutions and others	2,452	8,662	6,356	6,959	24,429
Hedging financial derivatives, net	75	104	(33)	(514)	(368)
Other financial liabilities	159	155	196	232	742

	7,145	13,995	13,212	19,841	54,193

*)	Restated, refer to Note 2ee.

f.	Linkage terms of monetary balances

	December 31, 2013 (*
	NIS- Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	—	168	25	168	585	72	—	1,018
Short-term investments and loans	117	78	297	2	10	—	—	504
Trade and other accounts receivable	8	158	87	86	86	491	94	1,010
Long-term investments and loans	131	421	222	80	38	506	4	1,402

Total monetary assets	256	825	631	336	719	1,069	98	3,934
Other financial assets (1)	—	—	—	—	—	—	1,343	1,343
Other assets (2)	—	15,633	24,024	13,428	3,417	5,938	210	62,650

Total assets	256	16,458	24,655	13,764	4,136	7,007	1,651	67,927

Liabilities:

Short-term credit from banks and others	86	3	86	4	78	—	—	257
Trade payables and other accounts payable	271	173	604	192	690	171	143	2,244
Liabilities attributable to assets held for sale	—	—	73	—	—	—	—	73
Debentures (3)	9,814	2,680	6,078	3,288	1,210	—	—	23,070
Convertible debentures	—	—	1,221	—	—	—	—	1,221
Interest-bearing loans from financial institutions and others	336	4,577	4,547	3,838	40	1,429	—	14,767
Other financial liabilities	2	72	70	25	14	5	10	198

Total financial liabilities	10,509	7,505	12,679	7,347	2,032	1,605	153	41,830
Other liabilities (4)	—	—	—	—	—	—	3,744	3,744

Total liabilities	10,509	7,505	12,679	7,347	2,032	1,605	3,897	45,574

Assets, net of liabilities	(10,253)	8,953	11,976	6,417	2,104	5,402	(2,246)	22,353

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 4,067 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,430 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and advances from customers.
*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2012 *)
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	14	296	273	703	328	69	—	1,683
Short-term investments and loans	89	216	230	3	—	—	—	538
Trade and other accounts receivable	13	72	87	65	603	25	82	947
Long-term investments and loans	143	551	148	2	10	2	—	856

Total monetary assets	259	1,135	738	773	941	96	82	4,024
Other financial assets (1)	—	—	—	—	—	—	1,450	1,450
Other assets (2)	—	16,265	26,483	13,276	3,338	5,883	315	65,560

Total assets	259	17,400	27,221	14,049	4,279	5,979	1,847	71,034

Liabilities:

Short-term credit from banks and others	59	28	62	160	42	—	—	351
Trade payables and other accounts payable	165	219	650	180	725	188	105	2,232
Liabilities attributable to assets held for sale	—	12	156	—	—	—	—	168
Debentures (3)	8,325	2,919	5,508	1,086	1,489	—	—	19,327
Convertible debentures	—	—	1,197	193	—	—	—	1,390
Interest-bearing loans from financial institutions and others	346	5,485	6,428	5,419	222	2,895	—	20,795
Other financial liabilities	2	66	158	30	6	6	85	353

Total financial liabilities	8,897	8,729	14,159	7,068	2,484	3,089	190	44,616
Other liabilities (4)	—	—	—	—	—	—	4,121	4,121

Total liabilities	8,897	8,729	14,159	7,068	2,484	3,089	4,311	48,737

Assets, net of liabilities	(8,638)	8,671	13,062	6,981	1,795	2,890	(2,464)	22,297

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2012, the Company has NIS 3,555 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,304 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and advances from customers.
*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2013	(22)	(7)	(23)	(3)
31.12.2012	(21)	(14)	(32)	(3)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	(205)	(103)	103	205
31.12.2012	(173)	(86)	86	173

	Sensitivity analysis for financial derivatives- absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	94	47	(47)	(95)
31.12.2012	87	43	(44)	(88)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2013

Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian Real	(22)	(11)	11	22

31.12.2012

Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
Change in exchange rate of Brazilian Real	(1)	—	—	1

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
2013

Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in interest on Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622

2012

Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Brazilian Real	(2)	(1)	1	2
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013

Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in Swedish Krona	51	26	(27)	(45)

31.12.2012

Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
Change in Swedish Krona	172	88	(93)	(121)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2013	2012	2011
	NIS in millions
Finance income on a loan to related party of section f	—	—	0.01

Management fees from the parent company (section f)	1.3	1.4	0.2

Interest income from investees	34	5	2

Management fees from jointly controlled entity (ATR)	—	—	2

b.	Other expenses and payments

	Year ended December 31
	2013			2012		2011
	Number of people	NIS in millions		Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	8		2.9	7	2.3	5	1.6

Salaries and related expenses, see (1) and (2) below	4	*)	26.4	4	25.3	4	28.4

*)	Includes compensation from equity-accounted jointly controlled company.
(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details in section e below.
(2)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements. The bonus waiver by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section e(1)a below, was recognized as general and administrative expenses and as a contribution to equity under capital reserves. The 2011 amount in the table above excludes the salary waived by the Chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	In September 2013, the Company’s General Meeting approved adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy is applied to the Company’s President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position (with the exception of the Company’s controlling shareholders).

At the same date, the Company’s General Meeting approved (following the Board of Directors and the Compensation Committee approval) the extension of Mr. Aharon Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updated the terms of his employment in the Company, and also approved the extension of Mr. Arie Mientkavich appointment as the Deputy Chairman of the Board and updated the terms of his employment in the Company, refer to sections e3 and e4 below.

d.	In 2008, the Board of Directors of Dori Group approved an agreement which Dori Construction Ltd., a subsidiary of Dori Group, in conjunction with a private company owned by Mr. Chaim Katzman, Mr. Dori Segal, Ms. Erika Ottosson and Mr. Ronen Ashkenazi (a shareholder and the CEO of Gazit Development and of Dori Group) (collectively: the “Customers”) for the performance of building frame work for the construction of a residential building. Pursuant to the understandings reached between the parties, it was agreed that the work would not be performed by Dori Construction acting as the main contractor, and that payment for additional work performed by Dori Construction, other than that in accordance with the original plans that were attached to the agreement for the performance of the building frame work, was to be settled by the parties in the future. As of the financial statements approval date, the work on the project had been completed and the Customers and Dori Construction had settled the related payment, whereby Dori Construction received NIS 2.5 million plus VAT, instead of NIS 5.7 million as had been recorded as income receivable in Dori Construction’s financial statements for 2012 and for the third quarter of 2013.

e.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	On November 15, 2011, the employment agreement between the Company and Mr. Katzman, which was approved on February 2000, expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in the total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he has waived his right to the aforesaid payment in full.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors.

Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S.$ 16.72. These shares are vested over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement.

As for the renewal of the agreement for additional period, refer to Note 40g.

c)	According to the agreement between Mr. Katzman and FCR from 2011, pursuant to which, as long as Mr. Katzman serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at an amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for Mr. Katzman’s entitlement of compensation in the case of termination of his contract due to change of control in FCR.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a monthly remuneration of € 46 thousand due to advisory services and recovery of expenses from ATR.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options for ATR shares with an exercise price of € 3.63 over a vesting period of 3 years commencing the grant date. In addition, in November 2013 Mr. Katzman was granted additional 200 thousands share option for ATR shares, for an exercise price of € 4.38 per share in total value of € 150 thousands.

e)	For 2013, Mr. Katzman is entitled for director’s remuneration in the amount of € 170 thousand for his services as CTY’s chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	On November 15, 2011, the employment agreement with Mr. Segal which was approved on 2004 expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which, he is entitled to an annual compensation of C$ 715 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2013, Mr. Segal’s total salary cost was C$ 750 thousand. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2013, Mr. Segal is entitled to an annual bonus of C$ 475 thousand. Likewise, the agreement also contains provisions relating to its termination by either of the parties and the amounts to which Mr. Segal will be entitled upon its termination.

According to his agreement, Mr. Segal was granted compensation of equity instruments by FCR. Approximately 36 thousand restricted units convertible into 36 thousand FCR shares were issued to Mr. Segal for no consideration in March 2013, based on the price of C$ 19.04 per share at the grant date. In addition, in March 2014, Mr. Segal was granted 25 thousands restricted units convertible into 25 thousands FCR shares for no consideration, based on the price of C$ 17.75 per share at the grant date.

On March 2013, Mr. Segal was granted 130 thousand share options convertible into 130 thousand FCR shares at an exercise price of C$ 18.97 per share, which are exercisable through March 2023. The fair value of each share option on the grant date, based on the binomial model, is C$ 1.19.

In addition, On March 2014, Mr. Segal was granted 65 thousand share options convertible into 65 thousand FCR shares at an exercise price of C$ 17.77 per share, which are exercisable through March 2024.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	Mr. Segal receives for his services on EQY’s Board restricted shares each year. With respect to 2013 Mr. Segal was granted 3,300 restricted shares at the average price per share at the grant date of U.S.$ 20.98. In January 2014 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 22.53. With respect to 2014 Mr. Segal also received directors’ compensation of U.S.$ 59.5 thousand with respect to 2013.

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company’s Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus.

The provision of the employment agreement also provide that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement’s term or during the course thereof, other than for dismissal “with cause”, Mr. Mientkavich will be entitled to 60 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months’ salary.

As part of the employment agreement, Mr. Mientkavich was granted equity instruments, refer to Note 28 for details.

4.	Company’s President, Mr. Aharon Soffer

As part of his employment agreement, as renewed in September 2013 for a period of three years from November 2013, entitle Mr. Soffer to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company’s Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer’s annual salary for 2013 (excluding bonus) totaled to NIS 2,445 thousand.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The employment agreement may be canceled by either of the parties upon providing 180 days’ advance notice. In addition, the terms of the employment agreement provide that in the event of termination of the employment on the initiative of the Company, other than for dismissal “with cause” and also in the event of resignation in circumstances where the resignation is viewed under the law as a dismissal or in the event of death or loss of working ability, Mr. Soffer will be entitled to 180 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement, an additional six months’ salary including social benefits, plus the lower of his basic salary for an additional 12 months or for the period remaining until the end of the agreement, and the acceleration of the vesting period of the equity compensation instruments granted to Mr. Soffer. If Mr. Soffer’s employment is terminated during the 12-month period following a change in the Company’s control, Mr. Soffer will be entitled to acceleration of the vesting period of all the equity compensation instruments granted to him (instead of the aforementioned terms), as well as a bonus equivalent to 200% of his basic annual salary.

As part of the renewal of the employment agreement, Mr. Soffer was granted equity instruments, refer to Note 28 for details.

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 32 thousand for 2013. Such fees are fully transferred to the Company.

e.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar will pay the Company monthly payment of NIS 105 thousands linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

In September 2014 the relevant organs of the Company and Norstar approved the renewal of the agreement without changing its terms, other than updating the monthly management fees to NIS 122 thousand.

f.	Balances with related parties

	December 31
	2013	2012
	NIS in millions
Interest receivable from joint ventures (Note 6)	30	—

Loans to equity-accounted investees (Note 9a)	743	143

NOTE 39:-	SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: medical office buildings sector in United States (ProMed), shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

Year ended December 31, 2013

	Shopping centers in U.S. (1)		Shopping centers in Canada		Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works **)	Other segments	Adjustments for consolidated (3)-(8)		Consolidated
	NIS in millions
Segment revenues
External revenues (3)		1,201		2,216	1,406	1,345	1,569	526		(1,445)	6,818

Segment results:
Gross profit (loss) (4)		870		1,396	963	915	(27)	377		(1,053)	3,441
Depreciation and amortization (4)		315		11	4	10	7	3		(316)	34
Share in earnings of investees		10		8	—	—	(11)	(4)		146	149
Operating income (loss) (5)	*)	420	*)	1,275	884	743	(79)	326	*)	517	4,086

Segment assets:

Operating assets (6)		10,380		24,313	15,799	14,339	1,356	6,233		(10,400)	62,020
Investments in investees		322		125	66	—	401	56		4,937	5,907

Total assets		10,702		24,438	15,865	14,339	1,757	6,289		(5,463)	67,927

Investments in non-current assets (7)		845		1,774	377	1,276	6	218		(1,259)	3,237

Segment liabilities (8)		235		383	391	656	709	106		43,094	45,574

*)	Reclassified, refer to Note 2a.
**)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2012

	Shopping centers in U.S. (1)		Shopping centers in Canada		Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works **)	Other segments	Adjustments for consolidated (3)-(8)		Consolidated
	NIS in millions
Segment revenues
External revenues (3)		1,256		2,237	1,185	1,324	1,760	565		(1,318)	7,009

Segment results:
Gross profit (4)		587		1,426	803	898	40	396		(566)	3,584
Depreciation and amortization (4)		333		11	6	6	6	4		(332)	34
Share in earnings of investees		3		28	1	—	8	60		199	299
Operating income (loss) (5)	*)	332	*)	1,301	694	718	(17)	351	*)	1,886	5,265

Segment assets:

Operating assets (6)		11,555		26,707	13,518	13,831	1,329	6,393		(7,012)	66,321
Investments in investees		269		142	4	7	350	110		3,831	4,713

Total assets		11,824		26,849	13,522	13,838	1,679	6,503		(3,181)	71,034

Investments in non-current assets (7)		1,489		3,520	802	308	10	145		(308)	5,966

Segment liabilities (8)		237		420	356	628	894	110		46,092	48,737

*)	Reclassified, refer to Note 2a.
**)	Restated, refer to Note 2ee.

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in U.S. (1)		Shopping centers in Canada		Shopping centers in North Europe(2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)		Consolidated
	NIS in millions
Segment revenues

External revenues (3)		1,045		1,893	1,081	1,198	1,356	509		(1,363)	5,719

Segment results:

Gross profit (4)		449		1,223	720	771	59	371		(363)	3,230
Depreciation and amortization (4)		301		8	5	6	5	9		(267)	67
Share in earnings of investees		17		14	1	—	66	10		226	334
Operating income (5)	*)	328	*)	1,136	584	711	137	142	*)	1,468	4,506

*)	Reclassified, refer to Note 2a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2013		2012		2011
	NIS in millions
U.S.		1,401		1,448	1,190
Canada		2,216		2,292	1,948
Northern and Western Europe		1,487		1,268	1,161
Central-Eastern Europe		1,348		1,327	1,201
Israel	*)	1,778	*)	1,960	1,192
Other		34		31	34
Reconciliations (1) (3)		(1,446)		(1,317)	(1,007)

Total		6,818		7,009	5,719

*)	Restated, refer to Notes 2ee and 41.

Location of non-current operating assets (7)

	December 31
	2013		2012
	NIS in millions
U.S.		12,223	13,232
Canada		23,544	25,301
Northern and Western Europe		16,543	14,304
Central-Eastern Europe		14,433	13,932
Israel		2,748	2,683
Other		487	523
Reconciliations (1) (6)	*)	(6,025)	(4,485)

Total non- current assets		63,953	65,490

*)	Retrospectively adjusted, refer to Note 2a.

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	Jointly controlled entities are accounted for according to the equity method. Therefore, the information of the segment “shopping centers in central-eastern Europe” that represent reportable segment is included in segments information at its full value and offset against the consolidation adjustments column.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

Similarly, the information of the segment “shopping centers in North Europe” reflects the full value of the joint venture, Kista Galleria, that was purchased in 2013 and is offset against the consolidation adjustments column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures other adjustments between U.S.GAAP to IFRS, elimination of ATR’s and Kita Galleria results and other adjustments.

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, adjustment due to ATR results as mentioned above, gain from revaluation of investment property not included in segment reporting, amounting to NIS 962 million, NIS 1,938 million and NIS 1,692 for 2013, 2012 and 2011, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 159 million, NIS 175 million and NIS 49 million and unallocated net other income (expense) of approximately NIS (162) million, NIS (132) million and NIS 177 million, for 2013, 2012 and 2011, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Kista Galleria assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

a.	On June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”). Simultaneously, the Company entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and the Company to grant CPPIBEH a tag-along right for the sale of CTY shares under certain conditions.

In addition, on July 8, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million in consideration for € 87.6 million (NIS 411 million). Following the closing of the Private Offering, the Company’s interest in CTY decreased to 41.9%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease in the amount of NIS 12 million that was recognized in other reserves. After CTY has completed the Right Issuance, the Company’s interest in CTY increased to 42.2%.

b.	In the first quarter of 2014, FCR issued to the public in Canada C$ 300 million par value (NIS 947 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment on August 30, 2024.

In June and July 2014, FCR issued to the public in Canada C$ 210 million par value (NIS 676 million) unsecured debentures (series S). The debentures bear an annual interest rate of 4.32% and are payable in one installment on July 31, 2025. FCR used the net proceeds of the offering, inter alia, to early redeem its C$ 100 million
(NIS 322 million) debentures (series F) that bear an annual interest rate of 5.32% and were originally redeemable in October 2014.

c.	In April 2014, the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective interest rate of 3.45%.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) for consideration of NIS 29 million.

d.	In June, 2014 the Company and wholly owned subsidiaries entered into an agreement with an institutional investor, for a U.S.$ 100 million (NIS 344 million) unsecured term loan to the wholly-owned subsidiaries, in which the Company is a guarantor, which matures in September 2027. The term loan bears fixed annual interest rate of 6%, payable semi annually in March and September. The term loan agreement includes financial and other customary covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

e.	In July 2014, S&P upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

f.	On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

g.	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In addition, on January 1, 2015 255,000 restricted shares of EQY will be granted to Mr. Katzman, which will vest monthly over 35 months commencing on February 28, 2015 and ending on December 31, 2017, in unequal instalments in accordance with the terms of the agreement.

h.	Further to the description above regarding the deviations in the estimates of revenues and costs of the projects being performed by Dori Construction and the restatement of the financial statements of Dori Construction and of the Company as of June 30, 2014, Dori Construction has a capital deficiency attributable to its equity holders of
NIS 235.3 million. As of June 30, 2014 Dori Group and Dori Construction noted in their financial statements that they are not in compliance with financial covenants relating to some of the debentures they have issued, and also that Dori Construction has not complied with various financial ratios to which it has given undertakings to financing bodies. At the same time, Dori Group and Dori Construction have stated that, as of the date of approval of the financial statements, waivers from all financing bodies were obtained and that they are not in breach of their commitments to the aforementioned debentures holders, due to the provisions of the trust deeds in relation to the examination and remedy periods in the event of non-compliance with the financial ratios.

i.	In August 2014, the Company’s Board of Directors approved a grant of loan at an amount of NIS 200 million to Gazit Development to be used for a scheme for investment in Dori’s Group equity by Gazit Development, which includes the following elements:

1.	The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

2.	The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

3.	Dori Group will undertake to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

4.	Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

5.	Dori Group will undertake to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

Closure of the scheme is subject to obtaining the approval of the relevant organs of Dori Group and of Dori Construction, as required by law.

j.	On August 31, 2014, Gazit Development made an irrevocable commitment to Dori Group that, in the event that the aforementioned investment scheme is not approved by the competent organs of Dori Group and subject to certain conditions, it would act to inject an amount of NIS 200 million for the purpose of strengthening the capital structure of Dori Group and Dori Construction, with NIS 130 million of the aforesaid amount to be transferred, in whatever manner Gazit Development deems, including by means of a rights offering to be issued by Dori Group at market prices and subject to the commitment of Dori Group that the vast majority of the proceeds from the issuance would be used to strengthen the capital structure and the cash flows of Dori Construction. Moreover, an amount of NIS 70 million of the aforesaid amount will be transferred to Dori Group subject to closing the repurchase of the debentures (Series A) of Dori Construction by Dori Group. So long as the aforementioned amounts are provided by means of shareholders’ loans, they will not be due for repayment before June 30, 2016, and they will also be available to Dori Group, subject to the amounts being treated as equity of Dori Group for the purposes of the financial covenants, compliance with which Dori Group has committed to vis-à-vis financing bodies. Furthermore, Gazit Development has committed to act to convert a loan of NIS 125 million into equity of Dori Construction at the share price on July 24, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

k.	In accordance with the provisions of an agreement with a financing body, Gazit Development has committed to comply with a financial covenant of minimum equity in an amount of NIS 500 million (the “Covenant”). As of June 30, 2014, the equity of Gazit Development amounted to NIS 465 million. In accordance with the provisions of the agreement, Gazit Development has a set time, during which it is required to remedy the breach (the “Remedial Period”). Accordingly, Gazit Development had act to increase its equity and is in compliance with the above mentioned Covenant. Refer to section l below.

l.	In August 2014, the board of directors of Gazit Development approved the issuance of 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of the board of directors’ approval, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants granted to the Company in a total amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis).

m.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims that are the subject of the aforesaid motions include grounds by virtue of the Securities Law, 1968, including the inclusion of erroneous details in the financial statements and the making of reports containing omissions and errors, torts of negligence under the Torts Laws, breach of a statutory duty (in relation to the Securities Law and the regulations promulgated thereunder and also the Companies Law) and deprivation, all with respect to the public reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

n.	On May 27, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on July 8, 2014 to the shareholders of the Company on June 25, 2014.

On August 31, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on October 1, 2014 to the shareholders of the Company on September 16, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

o.	On September 3, 2014, FCR announced a public offering in Canada of 5.25 million shares (the “Offering”) for a total consideration of C$ 100 million (C$ 19.06 per share). The Company has made a commitment to the Offering’s underwriters to acquire 883 thousand shares of the shares to be offered as aforesaid. In addition, FCR has granted to the Offering’s underwriters an option to acquire from it, at the Offering price, an additional 787.5 thousand shares. This option is valid for a period of 30 days from the date of closing the Offering. The Offering is expected to be closed on September 12, 2014. As a result of the Offering, the Company’s interest in FCR is expected to be diluted to 44.2%, and the Company is expected to recognize an increase in its equity in an amount of NIS 15 million, which will be recognized in other reserves.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS

Below is the impact of the restatement with respect to the correction to the estimates of revenues and costs of the projects undertaken by Dori Construction (refer to Note 2ee) and of the retrospective adjustment due to the clarification to IAS 12 (refer to Note 2a).

In the consolidated statement of financial position as of December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	831	—	(142)	689

Other accounts receivable	298	—	4	302

Inventory of buildings and apartments for sale	703	—	(11)	692

Equity-accounted investees	5,919	(12)	—	5,907

Total assets	68,088	(12)	(149)	67,927

LIABILITIES

Trade payables	936	—	4	940

Other accounts payable	1,253	—	19	1,272

Advances from customers and buyers of apartments	259	—	8	267

Income taxes payable	34	—	(2)	32

Deferred taxes	3,000	284	(8)	3,276

Total assets	45,269	284	21	45,574

EQUITY

Retained earnings	5,378	(150)	(68)	5,160

Reserves	(1,865)	4	7	(1,854)

Total equity attributable to equity holders of the Company	8,009	(146)	(61)	7,802

Non-controlling interests	14,810	(150)	(109)	14,551

Total equity	22,819	(296)	(170)	22,353

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of income for the year ended December 31, 2013

	As previously reported		Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Revenues from sale of buildings, land and construction work performed		1,794	—	(122)	1,672

Cost of buildings sold, land and construction work performed		1,667	—	21	1,688

Gross profit (loss) from sale of buildings, land and construction work performed		127	—	(143)	(16)

General and administrative expenses	*)	(611)	—	1	(610)

Company’s share in earnings of equity- accounted investees, net		161	(12)	—	149

Operating income		4,240	(12)	(142)	4,086

Taxes on income		294	(22)	(7)	265

Net income		2,310	10	(135)	2,185

Attributable to:
Equity holders of the Company		977	5	(55)	927
Non-controlling interests		1,333	5	(80)	1,258

		2,310	10	(135)	2,185

Net earnings per share attributable to equity holders of the Company:
Basic net earnings		5.70	0.03	(0.32)	5.41

Diluted net earnings		5.64	0.03	(0.32)	5.35

*)	Reclassified, refer to Note 2d.
**)	Total impact of other comprehensive income due to IAS 12 is NIS 11 million (Company’s share NIS 6 million) from foreign currency translation reserve.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of financial position as of December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	744	—	(28)	716

Total assets	71,062	—	(28)	71,034

LIABILITIES

Trade payables	914	—	3	917

Other accounts payable	1,256	—	12	1,268

Income taxes payable	52	—	(5)	47

Deferred taxes	3,066	316	(2)	3,380

Total assets	48,413	316	8	48,737

EQUITY

Retained earnings	4,699	(153)	(15)	4,531

Total equity attributable to equity holders of the company	7,849	(153)	(15)	7,681

Non-controlling interests	14,800	(163)	(21)	14,616

Total equity	22,649	(316)	(36)	22,297

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of income for the year ended December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Revenues from sale of buildings, land and construction work performed	1,749	—	11	1,760

Cost of buildings sold, land and construction work performed	1,665	—	55	1,720

Gross profit from sale of buildings, land and construction work performed	84	—	(44)	40

Operating income	5,309	—	(44)	5,265

Taxes on income	681	84	(7)	758

Net income	2,534	(84)	(37)	2,413

Attributable to:
Equity holders of the Company	957	(41)	(15)	901
Non-controlling interests	1,577	(43)	(22)	1,512

	2,534	(84)	(37)	2,413

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.80	(0.25)	(0.09)	5.46

Diluted net earnings	5.59	(0.25)	(0.09)	5.25

*)	Total impact of other comprehensive income is not material.

In the consolidated statement of income for the year ended December 31, 2011

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Taxes on income	328	24	—	352

Net income	2,053	(24)	—	2,029

Attributable to:
Equity holders of the Company	719	(11)	—	708
Non-controlling interests	1,334	(13)	—	1,321

	2,053	(24)	—	2,029

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	4.65	(0.08)	—	4.57

Diluted net earnings	4.30	(0.07)	—	4.23

*)	Total impact of other comprehensive income is not material.

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2013 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2013	2012	Note		in Note
	%
Equity One Inc. *)	*)45.2	*)45.5	(3)	USA	9d
First Capital Realty Inc.	45.2	45.6	(3)	Canada	9e
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit America Inc.	100	100	(3)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	49.3	48.8	(2)	Finland
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9i
Gazit Brazil Ltda.	100	100	(3)	Brazil	9i
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	39.8	34.5	(3)	Jersey	9l
Gazit Globe Israel (Development) Ltd.	82.5	75	(2)	Israel	9i
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	73.9	73.9	(5)	Israel	9g

(1)	The list does not include companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2013 and 2012 is 45.1%.

- - - - - - - - - - - - - - - - -

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CHAPTER D – ADDITIONAL DETAILS REGARDING THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)

Company’s Registered No.:	520033234

Address:	1 Hashalom Road, Tel-Aviv 67892

E-mail Address:	IR@gazitgroup.com

Telephone:	03-6948000

Facsimile:	03-6961910

Financial Statement Date:	December 31, 2013

Reporting Date:	September 10, 2014

1

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2013 on a quarterly basis, refer to section 3.5(c) of the Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

Proceeds from the issuances undertaken by the Company pursuant to the shelf offer reports dated June 5, 2013, June 13, 2013, October 26, 2013 and December 25, 2013 were used in full, as was also stated in the aforesaid shelf offer reports, to reduce the utilization of the Company’s existing credit facilities and for its current operations.

2

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)	Interest in relation to voting rights and power to appoint directors (%)		Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd.	Share NIS 1	9,999	37,785	100	100			—
Gazit-Globe Holdings (1992) Ltd. (1)	Share NIS 1 Deferred shares	432 1	(154,016)	100	100			—
Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (2)	Share NIS 0.1	13,357,572	558,621	82.5 (75 on a fully diluted basis)	75			—
Golden Oak Inc. (3)	Share USD 1	100	—	100	100			—
Hollywood Properties Ltd. (4)	Share USD 1	300	—	100	100			—
M.G.N. (USA) Inc. (5)	Share USD 1	2,142	929,252	100	100			—
Gazit Canada Inc. (6)	Preferred shares CAD 1 Share CAD 0.01	349,587,006 1,000	5,039,877	100	100			—
Gazit 2003 Inc. (7)	Preferred shares CAD 1 Share CAD 1	113,580,904 100		100	100			—
Gazit America Inc. (“GAA”)(8)	Preferred shares CAD 1 Share CAD 1	45,072,964 100	230,455	100	100			—
Gazit Europe (Netherlands) B.V. (9)	Share EUR 1	18,500	(35,898)	100	100			—
Gazit Europe (Asia) B.V. (10)	Share EUR 1	18,000	146,771	100	100			—
Gazit Midas Limited (11)	Share EUR 1	1,000	1,949,725	100	100			—
Gazit Gaia Limited (12)	Share EUR 1	1,000		100	100			—
Gazit Brazil Ltda. (13)	Participation rights	—	327,511	100	100			—

Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc. (14) (“EQY”)	Share USD 0.01	53,187,513	—	45.2 (40.1 on a fully diluted basis)	44.8	(15)	USD	22.44
First Capital Realty Inc. (16) (17) (“FCR”)	Share CAD 1	94,253,750	—	45.2 (41.2 on a fully diluted basis)	45.2		CAD	17.71
Citycon Oyj(18) (“CTY”)	Share EUR 1.35	217,574,675	2,891,361	49.3 (48.9 on a fully diluted basis)	49.3		EUR	2.56
Atrium European Real Estate Limited(19) (“ATR”)	Share EUR 1	149,325,178	—	39.8 (39.6 on a fully diluted basis)	39.8		EUR	4.18
U. Dori Group. Ltd. (“Dori”) (20)	Share NIS 1	100,094,525		73.9 (73.9 on a fully diluted basis)	73.9		NIS	1.98

3

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

(*)	According to the Company’s solo financial statements, as of the statement of financial position date.
(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd.
(2)	Since June 2011, Gazit Development owns 100% of the share capital and voting rights of Acad Building & Investments Ltd. (“Acad”), which has interests in Dori, as detailed in footnote 20 below. In addition, Gazit Development has private subsidiaries that are not presented separately in the table. For details regarding the shareholders’ agreement relating to Gazit Development, refer to section 23.5 of Chapter A of the Periodic Report.
(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd. and also 33.33% of M.G.N. (USA) Inc.
(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd. and also 92.5% of Gazit Canada Inc.
(5)	M.G.N. (USA) Inc. owns 100% of Gazit 1995 Inc., MGN America LLC, Gazit Group USA Inc., Gazit Senior Care Inc., Gazit First Generation Inc. and ProMed Properties Inc., as well as shares in EQY.
(6)	Gazit Canada Inc. owns 33.5% of the share capital of FCR.
(7)	Gazit 2003 Inc. owns (with a wholly-owned subsidiary) 11.7% of the share capital of FCR. Gazit 2003’s value in the financial statements is included in Gazit Canada’s value.
(8)	GAA owns indirectly 12.14% of the share capital of EQY.
(9)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.
(10)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(11)	Gazit Midas Limited owns 27.99% of the share capital of ATR.
(12)	Gazit Gaia Limited owns 11.84% of the share capital of ATR. Gazit Gaia’s value in the financial statements is included in Gazit Midas’ value.
(13)	The interests in Gazit Brazil Limitada are owned through private subsidiaries and a U.S. partnership, which are not presented separately in the table.
(14)	The interests in EQY are owned through Gazit First Generation Inc., M.G.N. (USA) Inc., MGN America LLC and GAA. EQY has private subsidiaries, which are not presented separately in the table.
(15)	With regard to the shareholders’ agreement between the Company and Liberty Group (LIH) relating to EQY, refer to Note 9d to the financial statements.
(16)	The interests in FCR are owned through Gazit Canada Inc., Gazit 2003 Inc. and Gazit Canada Investment Inc. FCR has private subsidiaries, which are not presented separately in the table.
(17)	With regard to the shareholders’ agreement between the Company and Alony-Hetz relating to FCR, refer to Note 26a to the financial statements.
(18)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table.
(19)	With regard to the shareholders’ agreement between the Company and CPI relating to ATR, refer to Note 26a to the financial statements. ATR has private companies that are presented separately in the table.
(20)	The interests in Dori are owned through Acad, 82.5% of whose share capital is owned indirectly by the Company (through Gazit Development). Dori owns 59.70% of the share capital of Dori Construction Ltd., a public company that is traded on the Tel Aviv Stock Exchange, as well as another public company in Poland (Ronson Europe NV). In addition, Dori has private subsidiaries, which are not presented separately in the table.

4

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2013 (NIS in thousands)	Repayment years
M.G.N. (USA) Inc. and its wholly-owned subsidiaries	USD	LIBOR+2%	1,866,059	2016
Gazit South America LP	BRL	10%	4,123	(*)
Gazit 2003 Inc.	CAD	LIBOR+2.5%	12,381	2016
Gazit Midas Limited	EUR	EURIBOR +5%	1,250,121	2016
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+3.6%	773,059	2016
Gazit-Globe Israel (Development) Ltd (**)	CPI	4%-6.674%	763,643	2014-2016
	EUR	EURIBOR +2.5%	32,188
	EUR	6.40%	49,129
	CPI	6.97%-7.17%	865,305	2014-2019
	NIS	PRIME + 1.6%	24,025	2014
G. Globe Development	NIS	3.80%	78,812	(*)
Gazit Gaia Limited	EUR	EURIBOR+5%	572,693	2016
Gazit-Globe Holdings (1992) Ltd.	NIS	3.80%	159,811	(*)
Gazit Asia	USD	LIBOR+4.9%	158,160	2016

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.
(**)	Subsequent to the date of the statement of financial position, Gazit Globe Israel (Development) Ltd. repaid NIS 250 million of the balance stated in the table.

5

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
8/13	Share acquisition off the stock exchange	Atrium European	Ordinary share	20,416,463	416,885	EUR	4.30

3/13	Share acquisition on the stock exchange	First Capital Realty Inc.	Ordinary share	118,974	8,259	CAD	18.87

8/13	Options exercise against debt conversion	Gazit Development	Ordinary share	4,857,572	213,782	NIS	44.01

6/13	Preferred share issuance	Gazit Canada	Preferred share	86,300,000	306,003	CAD	1.00

10/13	Preferred share redemption	Gazit Canada	Preferred share	(67,386,829)	231,221	CAD	1.00

3/13	Participation in rights offer	Citycon Oyj	Ordinary share	56,069,867	471,983	EUR	1.75

3/13	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	2,069,525	24,677	EUR	2.35

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.

6

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 13: INCOME FROM SUBSIDIARIES AND RELATED COMPANIES AND INCOME THEREFROM

Presented below are details of the 2013 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
M.G.N. (USA) Inc.(1)	230,963	31,392	262,354	—	571	24,996

Gazit Canada Inc. (2)	304,672	143	304,815	—	—	1,002

Gazit 2003 Inc. (2)				—	—	—

Gazit America Ltd.	92,275	34,245	126,521	—	—	—

Gazit-Globe Holdings (1992) Ltd.	(13,823)	—	(13,823)	—	—	7,810

Beit Derech Hashalom Ltd.	3,338	—	3,338	—	156	(477)

Gazit-Globe Israel (Development) Ltd. (3)	(60,393)	(13,400)	(73,393)	—	—	135,592

G.G. Development Ltd.	—	—	—	—	—	3,104

Citycon Oyj.	225,902	89,660	315,562	112,921	—	—

Gazit Europe (Netherlands) B.V. (4)	(19,594)	6,988	(12,606)	—	—	13,826

Gazit Europe (Asia) B.V.	(8,873)	4,006	(4,867)	—	—	8,785

Gazit Brazil Ltda. (5)	(62,009)	(8,353)	(70,361)	—	—	(4,263)

Gazit Midas Ltd(6).	181,708	(13,778)	167,930	—	—	68,516

Gazit Gaia Ltd. (6)				—	—	31,138

(1)	The results of M.G.N. (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc., Gazit Europe Inc., Gazit Senior Care Inc. and ProMed Properties Inc.
(2)	The income of Gazit Canada Inc. includes the results of Gazit 2003 Inc.
(3)	Represents also the operations of Acad, including with respect to its interests in Dori.
(4)	Represents the results of the Company’s operations in Germany.
(5)	Represents the results of Gazit Brazil Limitada’s operations, including those of Gazit South America LP (a U.S. partnership that owns it).
(6)	Gazit Midas Ltd.‘s income includes Gazit Gaia Ltd.‘s results.

7

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 20: STOCK EXCHANGE TRADING

During the reporting year, the following securities of the Company were listed for trading:

A.	NIS 10,439,020 ordinary shares of the Company of par value NIS 1 each that were issued pursuant to a shelf offer report dated June 13, 2013.

B.	104,242 ordinary shares of the Company of par value NIS 1 each that were issued as a result of the exercise of share non-tradable options by employees and directors.

C.	NIS 307,564,000 par value of debentures (Series K) that were issued pursuant to a shelf offer report dated December 25, 2013, and NIS 730,884,000 par value of debentures (Series K) that were issued pursuant to a shelf offer report dated June 5, 2013.

D.	NIS 451,379,000 par value of debentures (Series L) that were issued pursuant to a shelf offer report dated October 26, 2013.

In 2013, Stock Exchange trading in the Company’s securities was not suspended. With regard to the delisting of debentures following their repurchase by the Company, refer to section (D) of Regulation 29 below.

8

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2013, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient					Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Rate of interest in the corporation		Salary	Bonus		Share- based payment	Consultancy fees	Other	Total
Jeffrey Olson	CEO of EQY	Full-time	—		4,507	2,904		5,481	—	—	12,892
Chaim Katzman	Chairman of the Board	Full-time	—	(1)	5,216	—		7,331	—	—	12,547	(2)
Thomas Caputo	President of EQY	Full-time	—		3,375	1,966		3,777	—	—	9,118
Rachel Lavine	CEO and director of ATR	Full-time	—		3,727	1,799	(3)	1,606	—	—	7,132
Dori Segal	Executive Vice Chairman of the Board and President of FCR	Full-time	0.41	%(4)	2,631	1,668		2,532	—	215	7,046	(5)
Aharon Soffer	President	Full-time	0.01%		2,445	480	(6)	1,323	—	—	4,248
Gil Kotler	Senior Executive Vice President and CFO	Full-time	0.01%		2,223	—		1,464	—	—	3,687
Eran Ballan	Former Senior Executive Vice President and General Counsel	Full-time	0.00%		1,922	—		1,414	—	—	3,336
Arie Mientkavich	Deputy Chairman of the Board	Half-time	0.03%		1,446	500	(7)	612	—	—	2,558
Yair Orgler	External Director	—	—		431	—		—	—	—	431
Gary Epstein	Director	—	—		264	—		—	—	—	264
Nadine Baudot-Trajtenberg	Former External Director	—	—		413	—		—	—	—	413
Haim Ben Dor	Director	—	0.04%		437	—		—	—	—	437
Roni Bar-On	External Director	—	—		268	—		—	—	—	268
Douglas Sesler	Director	—	—		257	—		—	—	—	257
Shay Pilpel	Director	—	—		408	—		—	—	—	408
Noga Knaz	External Director	—	—		420	—		—	—	—	420

(1)	Reflects Mr. Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(2)	Mr. Katzman did not receive from the Company compensation for 2013. The amounts specified include the entire compensation which Mr. Katzman received from ATR, a jointly-controlled company that is presented according to the equity method, as stated in ATR’s financial statements.
(3)	The bonus amount includes the bonus guaranteed to Ms. Lavine under her employment agreement. As of the report publication date, ATR has yet to publish the annual bonus amount to which Ms. Lavine is entitled.
(4)	Reflects Mr. Segal’s direct interests in the Company. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(5)	Mr. Segal did not receive compensation from the Company in 2013.
(6)	The bonus amount represents a portion of the bonus which was approved for Mr. Soffer with respect to 2012 at the discretion of the Company’s Board of Directors (out of a bonus in the total amount of NIS 1,600 thousand approved for 2012), and that was granted to Mr. Soffer after receiving the approval of the general meeting of the Company’s shareholders, in May 2013.
(7)	The amount specified includes the bonus amount that was approved by the Company’s general meeting in May 2013 for Mr. Mientkavich’s services in 2012.

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A.	Additional details and explanations to the table - General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. Although ATR is presented according to the equity method, the amounts paid by ATR to the officers specified in the table are included in their entirety in the said table, and not according to the Company’s interests in ATR.

2.	The salary amounts include the cost of salary-related components.

3.	The interests presented in the table are those immediately prior to the publication date of the report.

B.	Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary appears in the table is as follows: annual compensation received from FCR for his appointment as its Chairman of the Board of Directors, directors’ compensation received from CTY for his appointment as its Chairman of the Board of Directors and social benefits from EQY, in a negligible amount, with respect to his appointment as its Chairman of the Board of Directors.

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2013 financial statements, with respect to:

2.1Restricted shares granted to Mr. Katzman by EQY in 2007 and in 2010;

2.2 Restricted shares granted to Mr. Katzman by FCR in 2010-2013;

2.3 Share options granted to Mr. Katzman by ATR in 2012-2013.

As to the issuance conditions of the above restricted shares (viz., those for which part of their cost has been recorded in the 2013 financial statements), refer to sections 3.2 and 4.2 below.

Mr. Katzman serves as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

3.	Details of the compensation of Mr. Katzman from EQY

3.1	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors (this agreement replaced a previous agreement between the parties, dated 2006). Pursuant to the provisions in the agreement, at the end of the period the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. According to the agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee. The agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman’s position, and provisions regarding its termination by EQY or by Mr. Katzman, while distinguishing between termination “with cause” and termination “without cause”. Within this framework, the agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being terminated, which include expense reimbursement as well as the acceleration of all the vesting periods of stock options and restricted shares of EQY due to vest within one year from the agreement’s termination date (pursuant to the circumstances of the termination of the agreement). In addition, EQY may redeem restricted shares vested due to termination of the agreement, and grant Mr. Katzman financial compensation instead, based on the value of the redeemed shares.

3.2

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to restricted shares granted by EQY to Mr. Katzman, as detailed below: (i) in 2007, Mr. Katzman was granted 31,250 restricted shares the vesting periods of which were updated in an employment

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agreement between the parties dated 2010 (out of 300,000 restricted shares granted to Mr. Katzman on the same date), at a price of U.S.$ 26.61 per share as of the grant date. These will vest in monthly installments from February 2011 to December 2014 (instead of on December 31, 2010, as set at the grant date); (ii) In August 2010, Mr. Katzman was granted 380,000 restricted shares of EQY at a price per share at the grant date of U.S.$ 16.72. These shares vest in several unequal installments as follows: 31,250 shares vested in January 2011; 7,266 will vest on the first of every month from February 2011 to December 2014; and 7,248 will vest on December 31, 2014. In the event of EQY proposing – during the period of the agreement – to list its securities for trade, EQY will give Mr. Katzman the opportunity on that date to have the EQY securities that he owns listed for trade (including stock options and securities that will be received from their exercise).

Immediately prior to the publication date of the original report, EQY’s share price was U.S.$ 21.28.

4.	Details of the compensation of Mr. Katzman from FCR

4.1	Mr. Katzman has entered into an agreement, effective from October 2001, with FCR, which was amended in September 2007 and in March 2013. Pursuant to this agreement, so long as Mr. Katzman remains Chairman of FCR’s Board of Directors, he is entitled to annual compensation that amounts to C$ 500 thousand, as well as to the annual grant of restricted share units which are convertible into shares in FCR, in the amount of C$ 500 thousand, where the quantity of restricted shares granted to Mr. Katzman will be calculated every year at their grant date according to FCR’s restricted shares plan (until the amendment of the agreement in March 2013, Mr. Katzman was entitled to an annual grant of 28.8 thousand restricted units which are convertible into shares in FCR). The agreement with FCR also states that, in the event of the agreement being terminated within 24 months of the date of change of control in FCR, Mr. Katzman will be entitled to a payment equivalent to 2.99 times the annual compensation, to the immediate exercise of all the share options that he will own at that time, and to the immediate release of the lock-up restrictions on all the restricted shares that he will own at that time.

4.2	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below: (i) 11,000 restricted units were granted to Mr. Katzman in March 2010 for no consideration, which are convertible into 17,600 shares in FCR at an average price as of the grant date of C$ 13.79 per share; (ii) 32,250 restricted units were granted to Mr. Katzman in March 2011 for no consideration, which are convertible into 32,250 shares in FCR at an average price as of the grant date of C$ 15.82 per share; (iii) 14,164 restricted units were granted to Mr. Katzman in April 2012, which are convertible into 14,164 shares in FCR at a price as of the grant date of C$ 17.65 per share; (iv) 26,283 restricted units were granted to Mr. Katzman in March 2013, which are convertible into 26,283 shares in FCR at a price as of the grant date of C$ 19.04 per share. With regard to the restricted units referred to in sub-paragraphs (i) and (iv), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights. In addition, in March 2014, 19,718 restricted units were granted to Mr. Katzman, which are convertible into 19,718 shares in FCR at a price as of the grant date of C$ 17.75 per share (which not included in the table above).

Immediately prior to the publication date of the original report, FCR’s share price was C$ 17.66.

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5.	Details of the compensation of Mr. Katzman from ATR

5.1	In March 2009, Mr. Katzman, who is serving as Chairman of ATR’s Board of Directors, entered with a company wholly-owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The consultancy agreement is for a period of one year, starting from August 1, 2008, and upon the termination thereof, the agreement is renewed for a further period of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to an annual consideration in the amount of EUR 550 thousand. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors’ fees from ATR).

5.2	The above table includes, under the heading “Share-based payment”, the entire cost recorded in the reporting year in ATR’s financial statements (and not the Company’s proportionate share in this cost) with respect to share options granted by ATR to Mr. Katzman, as detailed below: (a) 127 thousand share options for ATR’s shares, with an exercise price of EUR 3.63 per share, were granted to Mr. Katzman in August 2012, and vest three years after their grant date; (b) 200 thousand share options for ATR’s shares, with an exercise price of EUR 4.38 per share and a total value of EUR 150 thousand, were granted to Mr. Katzman in November 2013, under ATR’s share options plan from 2013 (as detailed in section 9.9.2 of the ‘Description of the Company’s Business’ chapter).

Immediately prior to the publication date of the original report, ATR’s share price was EUR 3.95.

6.	Details of the directors’ compensation of Mr. Katzman from CTY

In May 2010, Mr. Katzman was appointed a director of CTY, and in June 2010 he was appointed Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, in 2013 Mr. Katzman is entitled to annual compensation of EUR 165 thousand and until March 2013 he was entitled to compensation of EUR 500-700 per meeting (since March 2013, Mr. Katzman is not entitled to per-meeting compensation). With respect to 2013, Mr. Katzman received total compensation in the amount of EUR 170.2 thousand.

7.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Executive Vice Chairman of the Board,

Mr. Dori Segal

1.	The salary appears in the table is salary received by Mr. Segal from FCR for his appointment as FCR’s President and CEO (as detailed below).

2.	The amount that appears under “Share-based payment” is composed of the cost recorded in the Company’s 2013 financial statements, with respect to:

2.1	Share options granted to Mr. Segal by FCR in the years 2010 through 2013;

2.2	Restricted shares granted to Mr. Segal by FCR in the years 2010, 2011 and 2013;

2.3	Restricted shares granted to Mr. Segal by EQY in 2011 through 2013, with respect to his appointment as a director of EQY;

As to the issuance conditions of the above share options and restricted shares (viz., those for which part of their cost has been recorded in the 2013 financial statements), refer to sections 4.2 and 5.2 below.

3.	The compensation that appears under the heading “Other” is the directors’ fees received in cash from EQY (U.S.$ 59.5 thousand).

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Mr. Segal serves as Executive Vice-Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

4.	Details of the compensation of Mr. Segal from FCR

4.1.	Mr. Segal, who holds the position of President and CEO of FCR, entered into an agreement with FCR, effective from October 2001 (which was amended from time to time, and most recently in July 2010). Pursuant to this agreement, in 2013 he was entitled to annual compensation in the amount of C$ 715 thousand and to reimbursement of expenses with respect to his position. As of 2013, the total cost of his salary, including related costs, amounted to C$ 750 thousand. The agreement is for an unspecified period. Pursuant to the agreement, Mr. Segal is also entitled to annual bonuses as well as to participate in FCR’s compensation plans, including compensation by way of securities. For 2013, Mr. Segal was granted an annual bonus in the amount of C$ 475 thousand which was decided on the basis of predefined parameters and goals that were set by FCR, such as the growth in FFO and AFFO, leverage and financing policy, growth in efficiency and the execution of investment activity, and partly at the discretion of the Compensation Committee of FCR’s Board of Directors. Mr. Segal’s employment agreement with FCR also refers to the various amounts to which Mr. Segal will be entitled upon the termination of the agreement, with these amounts varying in accordance with the circumstances of terminating the agreement (dismissal “with cause” or “without cause”, resignation, and resignation due to a change in the control of FCR) and comprising a maximum payment equivalent to 2.99 times the annual overall compensation (including compensation by way of securities) and an entitlement to the immediate exercise of any equity-based compensation that he will own at that time.

4.2.

The above table includes, under “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below: (i) 77.6 thousand share options (exercisable into 124 thousand shares of FCR) were granted to Mr. Segal in March 2010, and these are exercisable through March 2020 at an exercise price of C$ 13.91 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.34; (ii) 180 thousand share options exercisable until March 2021 into 180 thousand shares of FCR at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options will vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.65; (iii) 100 thousand share options which are exercisable until April 2022 into 100 thousand shares of FCR at an exercise price of C$ 17.9 per share were granted to Mr. Segal in April 2012. The share options will vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.51; (iv) 130 thousand share options which are exercisable into 130 thousand shares of FCR at an exercise price of C$ 18.97 per share were granted to Mr. Segal in March 2013. The share options will vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.19; (v) 28.1 thousand restricted units that are convertible into 45 thousand shares of FCR were granted to Mr. Segal in 2010, for no consideration, at the average share price on the grant date of C$ 13.79; (vi) 45 thousand restricted units that are convertible into 45 thousand shares of FCR were granted to Mr. Segal in 2011, for no consideration, at the share price on the grant date of C$ 15.82; (vii) 36 thousand restricted units that are convertible into 36 thousand shares of FCR were granted to Mr. Segal in March 2013, for no consideration, at the share price on the grant date of C$ 19.04. With regard to the restricted units referred to in sub-paragraphs (v) through (vii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The

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restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights. In addition, in March 2014, 65 thousand share options were granted to Mr. Segal which are exercisable into 65 thousand shares of FCR, at an exercise price of C$ 17.77 per share, as well as 25 thousand restricted units that are convertible into 25 thousand shares of FCR at the share price on the grant date of C$ 17.75. These share options and restricted units are not included in the table above.

5.	Details of the compensation to which Mr. Segal is entitled from EQY and GAA

With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2014, 3,500 restricted shares at the share price on the grant date of U.S.$ 22.53 (which are not included in the table above); for 2013, 3,300 restricted shares at the share price on the grant date of U.S.$ 20.98; for 2012, 3,300 restricted shares at the share price on the grant date of U.S.$ 17.13; for 2011, 3,300 restricted shares, some at the share price on the grant date of U.S.$ 18.42, and some at a share price of U.S.$ 18.33, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. With respect to 2013, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S.$ 59.5 thousand.

6.	In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

D.	Additional details and explanations to the table – Details regarding Mr. Aharon Soffer, the President of the Company

1.	Data regarding Mr. Soffer’s terms of employment

1.1

In September 2013, the Company and Mr. Soffer entered into an employment agreement to set forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim President of the Company). The said employment agreement replaced a previous agreement between the parties, from December 2009 (the “New Employment Agreement” and the “Previous Employment Agreement”, respectively). Pursuant to the New Employment Agreement, the monthly salary of Mr. Soffer amounts to NIS 160 thousand (gross), and is updated once in every calendar year according to the percentage increase in the Israeli consumer price index relative to the November 2013 index (pursuant to the Previous Employment Agreement, Mr. Soffer’s monthly salary amounted to NIS 125 thousand (gross) and was updated once a quarter according to the percentage increase in the Israeli consumer price index; as of October 31, 2013, Mr. Soffer’s gross monthly salary amounted to NIS 136 thousand). The cost of Mr. Soffer’s salary (including related expenses) for 2013 amounted to NIS 2,445 thousand. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance (including provision for loss of working capacity), contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home (including refund of the amount needed to gross up the related benefit for tax purposes), payment of per diem allowance for overseas travel, 26 annual vacation days per year, and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Soffer is entitled to an annual bonus in an amount which equals up to 100% of his basic annual salary for the relevant year, that will be calculated based on measureable targets set forth for the Company being met (FFO per share, NAV per share, leverage ratio (separate and consolidated), performance of the Company’s share compared with relevant indices, and the general and administrative expenses target), according to the weights decided for each target, as well

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as at the discretion of the Company’s Compensation Committee and the Board of Directors taking into account the Company’s performance, and provided that such discretion (including any discretion inherent in the Company’s targets) will not exceed 20% of the total annual bonus. Pursuant to the New Employment Agreement, Mr. Soffer’s period of employment is for 3 years starting from November 2013, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company prior to the end of the Agreement period (except in a case of dismissal “with cause”) as well as in the event of resignation under circumstances where the law views such resignation as dismissal or in the event of death or loss of working capacity, Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto under the Employment Agreement; (b) a total amount equivalent to his full salary and the related social benefits payable to him under the Employment Agreement, for an additional 6 months, with the addition of the lower of his monthly base salary with respect to an additional 12 months or with respect to the period remaining until the end of the agreement; (c) a proportionate part of the annual bonus to which Mr. Soffer is entitled with respect to the year in which his employment was terminated; and (d) acceleration of the vesting period of all equity-based compensation components granted to Mr. Soffer (see below), and which have not yet reached their vesting date. Mr. Soffer will also be entitled to redeem the funds accrued in his favor, in accordance with the arrangements set forth in Section 14 of the Severance Pay Law. In the event that Mr. Soffer’s employment is terminated in the 12 month period following a change of control in the Company, he will be entitled, immediately on termination of his employment (in place of the conditions specified above) to acceleration of the vesting period with respect to all equity-based compensation components granted to him that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual base salary, in the year when the change in control is finalized. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction), directly or indirectly, amount to less than 30% of the share capital of the Company or of the absorbing company and the Chairman appointed for the Company is neither Chaim Katzman nor Dori Segal; or (b) the sale of all or substantially all of the assets of the Company.

Under the New Employment Agreement, if during his appointment as the Company’s President, Mr. Soffer is entitled to any compensation with respect to his appointment as an officer in companies that are controlled by the Company, such compensation will be paid directly to the Company or will be paid to Mr. Soffer and offset against the compensation to which he is entitled from the Company.

1.2	The above table includes, under “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to securities granted to Mr. Soffer by the Company, as detailed below: (a) 760,000 non-tradable share options granted to a trustee for Mr. Soffer (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track) in December 2009, within the framework of approving the Previous Employment Agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 35.67 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company will expire. In the event of the Company terminating Mr. Soffer’s employment (including at the end of the employment period), other than in

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circumstances entitling the Company, pursuant to the law, to terminate his employment without severance pay (or in the circumstances set forth in his Employment Agreement), Mr. Soffer will be entitled to acceleration of the vesting period of the options, which will become immediately exercisable and no later than at the end of 90 days from the date of the termination of his employment with the Company (with regard to Mr. Soffer’s rights to acceleration of the vesting dates of the options upon a change in control, refer to section 1.1 above). The final expiry date of each option is at the end of 5 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 13.322; (b) 382,306 non-tradable share options granted to a trustee for Mr. Soffer in November 2013, within the framework of approving Mr. Soffer’s New Employment Agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 47.113 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of each option is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 10.790; (c) 42,711 restricted share units (RSUs) entitling to 42,711 ordinary shares of the Company, granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Soffer is employed by the Company. The economic value of the RSUs at the grant date is 48.590 for each right to a share. In the event of dividend distribution, Mr. Soffer will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (d) 96,988 performance-based restricted share units (PSUs) entitling to 96,988 ordinary shares of the Company, also granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The PSUs vest in one installment upon the elapse of three years from the grant date, provided that Mr. Soffer is still employed by the Company and subject to the total yield (including dividend distributed) of the Company’s share in the aforesaid three-year period being at least 20% of the share price at the PSUs’ grant date. The fair value of the PSUs as of the grant date according to the Black and Scholes model is NIS 21.265 per unit.

The share options, RSUs and PSUs detailed in subsections (b)-(d) above were granted to Mr. Soffer under the Company’s 2011 share-based compensation plan, under the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance. For Mr. Soffer’s right to have the vesting dates of the equity-based compensation accelerated, refer to section 1.1 above.

1.3	The above table includes, under the heading “Bonus”, the cost recorded in the reporting year in the Company’s financial statements with respect to a total amount of NIS 480 thousand representing the a portion of the bonus granted to Mr. Soffer for 2012 at the discretion of the Company’s Board of Directors (out of a total bonus amount of NIS 1,600 thousand with respect to 2012), and that was given to Mr. Soffer after receiving the approval of the Company’s general meeting, in May 2013. Under the provisions of the Company’s compensation plan, Mr. Soffer was not granted an annual bonus for 2013 (for details, refer to section 17 of the “Description of the Company’s Business” chapter).

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2.	Data regarding Mr. Soffer’s compensation from ATR (compensation which is offset against the compensation to which Mr. Soffer is entitled from the Company):

With respect to his appointment as a director of ATR, Mr. Soffer is entitled to directors’ fees in the annual amount of EUR 25 thousand and to a fee of EUR 1,000 per meeting. For 2013, Mr. Soffer was entitled to directors’ fees of EUR 32 thousand. Since these fees are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table.

3.	In addition, Mr. Soffer is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

E.	Additional details and explanations to the table – Details regarding Mr. Jeffrey Olson, the CEO of the subsidiary EQY

1.	In August 2010, EQY and Mr. Jeffrey Olson entered into an employment agreement (as amended in January 2011), which replaced the agreement between the parties dated September 2006, for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Olson will continue to serve as EQY’s CEO. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least six months prior to the renewal date. On March 19, 2014, Mr. Olson announced that he will not be renewing his employment agreement, and will end his appointment as CEO of EQY on December 31, 2014.

According to the said agreement, Mr. Olson’s annual salary will not be less than U.S.$ 975 thousand and in 2013 the cost of his salary, including related costs, amounted to U.S.$ 1,248 thousand. In addition, Mr. Olson will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee and that will be subject to him meeting goals set by the Committee, and that will not exceed Mr. Olson’s annual salary, subject to Mr. Olson being employed by EQY until the end of the relevant calendar year. In 2013, Mr. Olson received a bonus in the amount of U.S.$ 804 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Olson’s position as well as provisions regarding its termination by EQY or by Mr. Olson, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the agreement sets forth the amounts to which Mr. Olson will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Olson’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him (excluding 5 thousand restricted share units granted to him); (c) performance-based restricted shares, subject to meeting their vesting targets; and (d) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date. In addition, Mr. Olson was granted restricted shares, as described in subsection 2 below.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Olson, as detailed below: (i) in March 2010, Mr. Olson was granted 45,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which vested in one installment in March 2013, and are exercisable through 2023. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.46; (ii) in 2006, Mr. Olson was granted 10,121 restricted shares (the terms of which were updated in 2008) at a price of U.S.$ 24.95 as of the grant date. These shares vest in two equal installments on December 31 of each of the years 2012 and 2014; (iii) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 116,482 restricted shares at a price of U.S.$ 16.72 as of the grant date.

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These shares vest in three (unequal) installments, the first has vested on the date on which the employment agreement comes into effect and the remaining two vest on December 31 of the years 2012 and 2014; (iv) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 582,412 goal-based restricted shares at a price of U.S.$ 16.72 as of the grant date. These shares will vest, all or just half of them (or none at all), in one installment on December 31, 2014, subject to meeting the yield goals for EQY’s shareholders (whether all or half of the restricted shares vest, or none at all, will be decided based on these goals being met).

F.	Additional details and explanations to the table – Details regarding Mr. Thomas Caputo, the President of EQY

1.	In January 2011, EQY and Mr. Thomas A. Caputo entered into an employment agreement (which replaced the agreement between the parties dated March 2008) for the period commencing on February 1, 2011 and ending on December 31, 2014, according to which Mr. Caputo will continue to serve as EQY’s President. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least 6 months prior to the renewal date. According to the said agreement, Mr. Caputo’s annual salary will not be less than U.S.$ 650 thousand and in 2013 the cost of his salary, including related costs, amounted to U.S.$ 935 thousand. In addition, Mr. Caputo will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee subject to meeting goals set by the Committee. In 2013, Mr. Caputo received a bonus in the amount of U.S.$ 544 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Caputo’s fulfillment of his duties as well as provisions regarding its termination by EQY or by Mr. Caputo, while distinguishing between termination “with cause” and termination “without cause”, and while referring to termination of the agreement due to change of control in EQY. Within this framework, the agreement sets forth the amounts to which Mr. Caputo will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Caputo’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him (excluding 25 thousand stock options the vesting of which will not be accelerated if the termination of employment occurs prior to December 31, 2014); (c) performance-based restricted shares, subject to meeting their vesting targets; and (d) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date. In addition, Mr. Caputo was granted restricted shares, as described in section 2 below.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Caputo, as detailed below: (i) in February 2009, Mr. Caputo was granted 100,000 options that are exercisable into EQY shares at an exercise price of U.S.$ 11.59 per share, which vested in four installments from February 2010 to February 2013, and are exercisable through February 2019. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 0.65; (ii) in January 2010, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which will vest in four installments from 2011 through 2014. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.52; (iii) in March 2010, Mr. Caputo was granted 16,500 options to acquire EQY shares at an exercise price of U.S.$ 19.13 per share, which vested in one installment in March 2013, and are exercisable through March 2020. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.55; (iv) in February 2011, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 19.07 per share, which will vest in four installments between 2012 and

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2015. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.68; (v) pursuant to the provisions of the employment agreement from that date, in January 2011 Mr. Caputo was granted 69,333 restricted shares at a price of U.S.$ 18.85, as of the grant date. These shares will vest in two equal installments on December 31, 2012 and December 31, 2014; (vi) In January 2011, pursuant to the provisions of the employment agreement, Mr. Caputo was also granted 373,333 restricted shares, that will vest, all or just half of them, or none at all, in one installment on December 31, 2014, subject to meeting the yield goals of EQY’s shareholders (whether all or half of the restricted shares will vest, or none at all, will be decided based on these goals being met).

G.	Additional details and explanations to the table – Details regarding Rachel Lavine, the CEO of ATR

1.	Ms. Rachel Lavine has been serving as the CEO of ATR and as a member of its Board of Directors since August 2008. The employment agreement with Ms. Lavine is for an unspecified period, and may be terminated by either party. According to the employment agreement, as of December 31, 2013 Ms. Lavine’s base salary amounted to EUR 655 thousand per year (in April 2013, her base salary was raised by EUR 30 thousand per year), and the cost of her salary including related benefits amounted in 2013 to EUR 777 thousand. In addition, Ms. Lavine is entitled to an annual bonus which is determined based on performance goals for ATR as well as personal performance goals. The above table includes, under “Bonus”, the annual bonus amount guaranteed to Ms. Lavine, in the amount of EUR 375 thousand. As of the publication date of this report, ATR has yet to publish the annual bonus amount to which Ms. Lavine is entitled (for 2012, Ms. Lavine was entitled to a bonus in the total amount of EUR 625 thousand). In addition, Ms. Lavine is entitled to equity-based compensation in accordance with ATR’s compensation plans, as detailed below. Furthermore, under an amendment to the employment agreement with Ms. Lavine, dated 2013, ATR has undertaken to grant Ms. Lavine 400,000 ATR shares in four equal installments over four years, starting in August 2014, provided that at the vesting date Ms. Lavine is employed in ATR.

2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in ATR’s financial statements with respect to options to acquire ATR’s shares and its restricted shares, which were granted by ATR to Ms. Lavine, as detailed below: (i) in March 2010, Ms. Lavine was granted one million options to acquire ATR shares at an exercise price of EUR 3.89 per share (after adjustments), which vested in two installments in July 2012 and in July 2013; (ii) in November 2013, Ms. Lavine was granted 1.6 million options to acquire ATR shares at an exercise price of EUR 4.38 per share, which will vest in four installments every year starting in August 2014.

H.	Additional details and explanations to the table – Details regarding Gil Kotler, Senior Executive Vice President and CFO

1.

Mr. Kotler has been employed as the Company’s Senior Executive Vice President and CFO since October 2012. Previously, he served for three years as the Chief Strategy Officer in a wholly-owned subsidiary of the Company, and before that he served for twelve years as the Company’s CFO. Pursuant to Mr. Kotler’s employment agreement with the Company, the monthly salary of Mr. Kotler amounts to NIS 112,500, and is updated once a quarter according to the percentage increase in the Israeli consumer price index (as of December 31, 2013, Mr. Kotler’s gross monthly salary amounted to NIS 114 thousand). Mr. Kotler is also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. Under the provisions of the Company’s compensation plan, Mr. Kotler was not granted an annual bonus for 2013 (for details, refer to section 17 of the “Description of the Company’s Business” chapter). In addition, Mr. Kotler is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries), and the provision of a

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company car and a landline phone and internet at his home (Mr. Kotler is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes with regard to provisions that exceed the income tax ceilings). Mr. Kotler is further entitled to the payment of per diem allowance for overseas travel, 26 annual vacation days per year, and sickness and convalescence pay pursuant to the law. He is also entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. Mr. Kotler’s employment agreement is for 4 years starting from October 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Kotler’s employment with the Company being terminated on the initiative of the Company (including where the agreement with him is not renewed, but other than in a case of dismissal “with cause”), Mr. Kotler will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Kotler is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits, with respect to 4 additional months and his monthly salary (excluding social and/or related benefits) with respect to an additional 8 months; (c) a proportionate part of the total annual bonus to which Mr. Kotler is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) full acceleration of the vesting period of all share options and other equity-based compensation that were granted to Mr. Kotler and that will be granted to him, and which have not yet reached their vesting date. In the event of a change in control (as defined below), Mr. Kotler will be entitled to full acceleration of the vesting period with respect to share options and other equity-based compensation already granted and that will be granted to him, and which have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual base salary in the year when the change in control was completed. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company and the Chairman of the Board of Directors appointed is not Mr. Chaim Katzman; (b) the sale of all or a material part of the assets of the Company; or (c) where the present controlling shareholders (at the agreement signing date: Mr. Chaim Katzman) do not appoint the majority of the members of the Board of Directors.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 175,000 non-tradable share options granted to a trustee for Mr. Kotler in February 2010, which are exercisable into 175,000 ordinary shares of the Company at an exercise price of NIS 39.02 per share. The share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The options vest in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Kotler’s employment with the Company will expire. The final expiry date of all share options is at the end of 5 years from the grant date of the share options. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 15.40; (b) 95,584 non-tradable share options granted to a trustee for Mr. Kotler in February 2013, which are exercisable into 95,584 ordinary shares of the Company at an exercise price of NIS 48.647 per share (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options), linked to the Israeli consumer price index and subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The options vest in three equal installments, starting upon the elapse of one year from the grant date. The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Options that have not been exercised within 90 days of

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the date of the termination of Mr. Kotler’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from their grant date. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (c) 13,382 restricted share units granted at a price per share of NIS 47.64. The restricted share units vest in three equal installments, starting upon the elapse of one year from the grant date. If dividend is paid, Mr. Kotler will be entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (d) 29,470 performance-based restricted share units granted at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividend distributed) from the Company’s share in the three year period after the grant date is at least 20% of the share price at the grant date.

I.	Additional details and explanations to the table – Details regarding Eran Ballan, Former Senior Executive Vice President and General Counsel

1.	Until February 2014, Mr. Ballan was employed as the Company’s Senior Executive Vice President and General Counsel pursuant to an employment agreement from November 2012 (which replaced an agreement between the parties dated 2007). Pursuant to his employment agreement, the monthly salary of Mr. Ballan amounted to NIS 95,000, and was updated once a quarter according to the percentage increase in the Israeli consumer price index (as of December 31, 2013, Mr. Ballan’s gross monthly salary amounted to NIS 98 thousand). Mr. Ballan was also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Ballan was entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries), and the provision of a company car and a landline phone and internet at his home (Mr. Ballan was entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes with regard to provisions that exceed the income tax ceilings). Mr. Ballan was further entitled to the payment of per diem allowance for overseas travel, 26 annual vacation days per year, and sickness and convalescence pay pursuant to the law. He was also entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. Mr. Ballan’s employment agreement was for 4 years starting from October 1, 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. On January 16, 2014 the Company announced that Mr. Ballan’s tenure at the Company will end effective as of February 7, 2014. As of the date of the execution of this report, the Company and Mr. Ballan remain in negotiation regarding the terms of his departure.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements as detailed below: (a) 130,000 non-tradable share options granted to a trustee for Mr. Ballan in February 2010, which are exercisable into 130,000 ordinary shares of the Company at an exercise price of NIS 39.02 per share. The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The vesting period of the options has been set in four equal installments starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company will expire. The final expiry date of all share options is at the end of 5 years from the grant date. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 15.40; (b) 95,584 non-tradable share options granted to a trustee for Mr. Ballan in February 2013, which

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are exercisable into one ordinary share of the Company at an exercise price of NIS 48.647 per share (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options), linked to the Israeli consumer price index and subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from their grant date. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (c) 13,382 restricted share units granted at a price per share of NIS 47.64. The restricted share units vest in three equal installments, starting upon the elapse of one year from the grant date. If dividend is paid, Mr. Ballan will be entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (d) 29,470 performance-based restricted share units granted at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividend distributed) from the Company’s share in the three year period after the grant date is at least 20% of the share price at the grant date.

J.	Additional details and explanations to the table – Details regarding the Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

1.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended from time to time and most recently in September 2013, following approval by the Company’s general meeting, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of three years ending in September 2016, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice (and subject to the Company’s right to terminate the agreement without prior notice in circumstances that would allow terminating his employment without the payment of severance pay). Pursuant to the agreement (as recently amended), Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 80,000, which will be updated once a year according to the percentage increase in the Israeli consumer price index (until September 2013, Mr. Mientkavich’s salary amounted to NIS 72,000 and was updated once a quarter according to the percentage increase in the consumer price index).

In addition to the aforesaid, Mr. Mientkavich is entitled to the following related benefits: social benefits that do not exceed the customary benefits and include managerial insurance (including provision for loss of working capacity) and contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home, reimbursement of expenses in kind as is customary in the Company, 28 vacation days per year (calculating a working day according to the value of the part-time capacity of 50% of a full-time position), and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Mientkavich is entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. At the end of the agreement term or in the event that the Company wishes to terminate the agreement prior to the end of its term (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay), Mr. Mientkavich will be entitled to a 60 days’ advance notice during which he will be entitled to receive the salary and all terms and benefits payable to him by virtue of the employment agreement (this will not apply if the agreement terminates at the end of its term), and to an adaptation grant in an amount equivalent to six months’ salary (including related benefits), which will be paid in six equal monthly installments. During the period in which he is paid the adaptation grant, Mr. Mientkavich will be entitled to continue using the car and cellphone placed at his disposal by the Company.

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Under the agreement, Mr. Mientkavich is entitled to an annual cash bonus in a total amount that will not exceed NIS 500 thousand, and that will be calculated based on measureable targets set forth for the Company being met (FFO per share, NAV per share, leverage ratio (separate and consolidated), performance of the Company’s share compared with relevant indices, and the general and administrative expenses target), according to the weights decided for each target, and including a component of 20% comprising the discretion of the Company’s Compensation Committee and Board of Directors taking into account the Company’s performance.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares, which were granted by the Company to Mr. Mientkavich, as detailed below: (i) within the framework of the renewal of Mr. Mientkavich’s employment agreement in 2009, in May 2009, the Company granted 400,000 share options to a trustee to hold for Mr. Mientkavich (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track). The exercise price of the options was calculated as the average of the Company’s share price during the 30 trading days preceding the grant of the options and was set at NIS 21.67 per share (the exercise price is linked to the Israeli consumer price index and is subject to adjustments in the event of the issuance of stock dividends, rights issuances and dividend distributions). The share options vest in four equal installments over a 4-year period, beginning on the date of their grant (May 19, 2009). If Mr. Mientkavich does not exercise the exercisable share options within six months of the termination date of the engagement, the share options will expire. In the event of the engagement with Mr. Mientkavich being terminated by the Company (including not being renewed at the end of the engagement period), other than in circumstances that would entitle the Company to legally terminate the engagement without the payment of severance pay, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of all the share options (in the event of their not having expired or having been exercised previously in accordance with the details above) will be at the end of five years from their grant date. The economic value of each of the share options from 2009 as of the grant date, based on the binomial model, is NIS 10.4 per share; (ii) 143,678 non-tradable share options granted to a trustee for Mr. Mientkavich in September 2013, within the framework of renewing his employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 46.92 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Mientkavich’s employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 10.44; (iii) 15,816 RSUs entitling to 15,816 ordinary shares of the Company, granted to Mr. Mientkavich within the framework of renewing the agreement with him. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Mientkavich is employed by the Company. The economic value of the RSUs at the grant date is NIS 47.42 for each right to a share. In the event of dividend distribution, Mr. Mientkavich will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (iv) 35,786 PSUs entitling to 35,786 ordinary shares of the Company, also granted to Mr. Mientkavich within the framework of renewing the agreement with him. The PSUs vest in one installment upon the elapse of three years from the grant date, provided that Mr. Mientkavich is still employed by the Company and subject to the total yield (including dividend distributed) of

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the Company’s share in the aforesaid three-year period is at least 20% of the share price at the PSUs grant date. The fair value of the PSUs as of the grant date is NIS 20.958 according to the Black and Scholes model.

The share options, RSUs and PSUs detailed in subsections (ii)-(iv) above were granted to Mr. Mientkavich under the Company’s 2011 equity-based compensation plan, in the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance.

3.	The above table includes, under the heading “Bonus”, the cost recorded in the reporting year in the Company’s financial statements, with respect to an annual bonus in the amount of NIS 500 thousand granted to Mr. Mientkavich for 2012 after receiving the approval of the Company’s general meeting in May 2013. Under the provisions of the Company’s compensation plan, Mr. Mientkavich was not granted an annual bonus for 2013 (for details, refer to section 17 of the “Description of the Company’s Business” chapter).

K.	Additional details and explanations to the table – Details regarding directors’ fees

With regard to the directors Yair Orgler, Gary Epstein, Nadine Baudot-Trajtenberg, Haim Ben Dor, Roni Bar-On, Douglas Sesler, Shay Pilpel and Noga Knaz (who are not employed by the Company) the amount presented under the heading “Other” is the directors’ fees paid in cash with respect to 2013.

Since January 2012, the Company’s directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors, Mr. Arie Mientkavich, Deputy Chairman of the Board of Directors, and Mr. Dori Segal, Executive Vice Chairman of the Board of Directors), are entitled to Relative Remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the “Remuneration Regulations”), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not have the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the New Israeli Shekel against the U.S.$) the minimum amount set for a company of the Company’s ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company’s ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations). The payment for participation by way of electronic media is 60% of the above participation remuneration, and payment for written resolutions is 50% of the above participation remuneration.

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REGULATION 21A: Controlling Shareholder of the Company

The controlling shareholder of the Company is Norstar Holdings Inc. (“Norstar”), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

Until January 31, 2013, the controlling shareholder of Norstar was Mr. Chaim Katzman, who is also the Chairman of the Board of Directors of the Company and of Norstar, and who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (27.99% of Norstar’s issued share capital), as well as through First US Financial LLC (which owns 18.80% of Norstar’s share capital) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”).

On January 31, 2013, the Katzman Group, Mr. Dori Segal, Executive Vice Chairman of the Board of Directors of the Company and a director and shareholder of Norstar (which owns 9.37% of Norstar’s share capital), and his wife, Ms. Erika Ottosson, a shareholder of Norstar (which owns 6.19% of Norstar’s share capital), entered into a shareholders agreement with regard to their interests in Norstar. On entering into the said agreement, Mr. Dori and Ms. Erika Ottosson became part of Norstar’s controlling group, alongside the Katzman Group.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar - For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 23.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholders,
Mr. Chaim Katzman and Mr. Dori Segal, with subsidiaries of the Company, refer to the details presented under Regulation 21 above.

3.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman and Dori Segal, Norstar’s controlling shareholders, are also beneficiaries, refer to the details presented under Regulation 29a below.

4.	In 2008, the Board of Directors of Dori approved an agreement which Dori Construction, a subsidiary of Dori, in conjunction with a private company owned by Mr. Chaim Katzman, Mr. Dori Segal, Ms. Erika Ottosson and Mr. Ronen Ashkenazi (a shareholder and the CEO of Gazit Development and of Dori) (collectively: the “Customers”) for the performance of building frame work for the construction of a residential building. Pursuant to the understandings reached between the parties, it was agreed that the work would not be performed by Dori Construction acting as the main contractor, and that payment for additional work performed by Dori Construction, other than that in accordance with the original plans that were attached to the agreement for the performance of the building frame work, was to be settled by the parties in the future. As of the financial statements approval date, the work on the project had been completed and the Customers and Dori Construction had settled the related payment, whereby Dori Construction received NIS 2.5 million plus VAT, instead of NIS 5.7 million as had been recorded as income receivable in Dori Construction’s financial statements for 2012 and for the third quarter of 2013.

5.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 2010:

5.1	The lease of properties, during the normal course of business and at market terms, to an interested party (who is also a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to as, “Related Parties”), when the revenues from the annual rental of the properties will not exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

5.2

An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, which is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account

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the circumstances of the matter, with the annual expenses with respect to such agreements (in the aggregate) not exceeding 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

For details, to the best of the Company’s knowledge, regarding the interests of interested parties of the Company in its shares and other securities immediately prior to the date of the report, refer to the immediate report dated March 6, 2014 (ref. 2014-01-006570).

For details regarding the interests of interested parties of the Company that are members of an institutional reporting group, in shares and other securities of the Company’s subsidiaries or its related companies, immediately prior to the date of the report, refer to the immediate report dated March 6, 2014 (ref. 2014-01-006576).

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by each interested party, that are not members of an institutional reporting group, in each of the Company’s affiliates, immediately prior to the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests(*)		Interests (fully diluted)
			Capital	Voting	Capital	Voting
Gazit-Globe	Equity One Inc., ordinary shares	53,187,513	45.21	44.84	39.76	39.76
	First Capital Realty Inc., ordinary shares	94,253,750	45.24	45.24	40.68	40.68
	Atrium European Real Estate Limited, ordinary shares	149,325,178	39.83	39.83	39.12	39.12
	Citycon Oyj., ordinary shares	217,574,694	49.30	49.30	49.30	49.30
Chaim Katzman (1)	Equity One Inc., ordinary shares	239,039	0.20	0.20	0.51	0.51
	Equity One Inc., stock options (non-tradable)	437,317	—	—
	First Capital Realty Inc., ordinary shares	91,821	0.04	0.04	0.09	0.09
	First Capital Realty Inc., share options (non-tradable)	116,913	—	—
	Atrium European Limited, ordinary shares	255,000	0.07	0.07	0.10	0.10
	Atrium European Limited, share options	127,119	—	—
	Citycon Oyj, ordinary shares	431,083	0.10	0.10	0.10	0.10
Dori Segal (2)	Equity One Inc., ordinary shares	33,300	0.03	0.03	0.03	0.03
	First Capital Realty Inc., ordinary shares	1,169,242	0.56	0.56	1.42	1.42
	First Capital Realty Inc., share options (non-tradable)	2,117,089	—	—
	Citycon Oyj., ordinary shares	7,174	0.00	0.00	0.00	0.00

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Erika Ottosson (3)	First Capital Realty Inc., ordinary shares	25,500	0.01	0.01	0.01	0.01
Dr. Shaiy Pilpel	Equity One Inc., ordinary shares	31,900	0.03	0.03	0.02	0.02
Ronnie Bar-On	Dori debentures (Series F)	28,000	0.01	—	—	—

(*)	The debenture interests represent interests out of the entire series.
(1)	The above data regarding securities owned by Mr. Katzman include securities owned by his daughters, including through subsidiaries owned by them.
(2)	The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.
(3)	The wife of Mr. Segal and a controlling shareholder of Norstar, the Company’s controlling shareholder.

The Company’s share capital includes 1,046,993 treasury shares that are held by the Company.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 28 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company shareholders register immediately prior to the date of the report, refer to the immediate report dated March 2, 2014 (ref. 2014-01-002631).

REGULATION 25A: THE COMPANY’S REGISTERED ADDRESS

The Company’s registered address is 1 Derech Hashalom Street, Tel Aviv 67892, Israel

The Company’s email address is IR@gazitgroup.com

The Company’s phone number: 03-6948000, the Company’s fax number: 03-6961910

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REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors

Identity no.:	030593859

Date of birth:	4.11.1949

Address for serving legal documents:	1600 NE Miami Gardens, North Miami Beach, FL 33179, U.S.

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his tenure as chairman of the board of directors and as a director of various subsidiaries of the Company

Date of appointment:	1.5.1995

Education:	LLB, Tel-Aviv University

Employment in the past five years:	Chairman of the Board of the following companies: the Company, Norstar Holdings Inc., EQY, FCR, ATR, CTY, and private subsidiaries of these companies and of the Company

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.

Relative of another of the Company’s interested parties:	No

—

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Name	Arie Mientkavich, Deputy Chairman of the Board of Directors

Identity no.:	000129320

Date of birth:	28.9.1942

Address for serving legal documents:	14 Bezalel Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	None

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Yes – Deputy Chairman of the Board of Directors. In addition, refer to the details below regarding his appointments as Chairman of the Board of Directors and as a director of various affiliates of the Company

Date of appointment:	19.4.2005

Education:	LLB and BA in Political Sciences (Hebrew University, Jerusalem)

Employment in the past five years:	Deputy Chairman of the Board of the Company, Chairman of the Board of Gazit-Globe Israel (Development) Ltd., Chairman of the Board of Directors of Dori, Chairman of the Board of Elron Electronic Industries Ltd., Chairman of the Board of R.D.C. – Rafael Development Corporation Ltd. and Vice Chairman of the Board of Ronson Europe N.V.

Companies of which he is a director (other than the Company):	Gazit-Globe Israel (Development) Ltd., U. Dori Group Ltd., Elron Electronic Industries Ltd., R.D.C. – Rafael Development Corporation Ltd., and Ronson Europe N.V.

Relative of another of the Company’s interested parties:	No

—

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Name	Dori Segal, Executive Vice Chairman of the Company’s Board of Directors

Identity no.:	057493504

Date of birth:	19.3.1962

Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K, Canada

Nationality:	Israeli, American, Canadian

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	President and CEO of FCR; President of Norstar Israel Ltd., which is a subsidiary of the controlling shareholder of the Company. Refer also to the details below regarding his appointments on the Board of Directors of various affiliates of the Company.

Date of appointment:	26.12.1993

Education:	High school

Employment in the past five years:	Executive Vice Chairman of the Company’s Board of Directors. President and CEO of FCR, Vice Chairman of Norstar Holdings Inc.‘s Board of Directors. President of Norstar Israel Ltd., and Chairman of the Board of Realpac - The Real Property Association of Canada

Companies of which he is a director (other than the Company):	Vice Chairman of Norstar Holdings Inc.‘s Board of Directors., EQY (where he serves as Vice Chairman of the Board), FCR, Dori, Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as those of the Company and of Norstar Holdings Inc.

Relative of another of the Company’s interested parties:	No

—

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Name	Yair Orgler

Identity no.:	001210541

Date of birth:	10.10.1939

Address for serving legal documents:	19 Ya’akov Zerubavel Street, Tel Baruch, Tel-Aviv

Nationality:	Israeli, German

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Investments Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	27.11.2007

Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California - USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)

Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University. Through January 2010, served as a director of Bank Hapoalim B.M.

Companies of which he is a director (other than the Company):	Israel Chemicals Ltd., Ceragon Networks Ltd., and Atidim Ltd.

Relative of another of the Company’s interested parties:	No

—

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Name	Gary Epstein

Identity no.:	452063713

Date of birth:	19.02.1948

Address for serving legal documents:	C/o Greenberg Traurig, 333 SE 2d Ave., Miami, FL, 33131

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	J.D. (Harvard Law School; M.A. in English Literature (New York University); B.A. and B.H.L. in English and Jewish Studies (Yeshiva University)

Employment in the past five years:	Chair of the Corporate and Securities Department and member of the Executive Committee at Greenberg Traurig, LLP law firm.

Companies of which he is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

—

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ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Michael Haim Ben-Dor

Identity no.:	01078416

Date of birth:	21.8.1938

Address for serving legal documents:	14 Nili Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	13.1.1999

Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)

Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; served as a lecturer at the Hebrew University and as a corporate consultant in the field of finance and investments.

Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association

Relative of another of the Company’s interested parties:	No

—

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ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Ronnie Bar-On

Identity no.:	008516262

Date of birth:	2.6.1948

Address for serving legal documents:	2 Hashaked Street, Motza Elite, 90820

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee and Compensation Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	1.5.2013

Education:	LLB (Hebrew University, Jerusalem); member of the Israel Bar Association since 1974

Employment in the past five years:	Finance Minister, Knesset member, Chairman of the State Control Committee and Chairman of the Foreign Affairs and Defense Committee

Companies of which he is a director (other than the Company):	Alrov Real Estate and Hotels Ltd., Migdal Makefet Pension and Provident Funds Ltd.

Relative of another of the Company’s interested parties:	No

—

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ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Douglas William Sesler

Identity no.:	113179460

Date of birth:	24.12.1961

Address for serving legal documents:	54 Northway Bronxville, NY 10708

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	B.A. in Government (Cornell University)

Employment in the past five years:	Private real estate investor, until 2011 - Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch

Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.

Relative of another of the Company’s interested parties:	No

—

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Name	Shaiy Pilpel

Identity no.:	04165353

Date of birth:	12.4.1950

Address for serving legal documents:	8 Ben Haim Street, Ramat Hasharon

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	31.12.2006

Education:	B.Sc. in Mathematics (Tel-Aviv University); BA in Philosophy (Tel-Aviv University); M.Sc. in Mathematics (Hebrew University, Jerusalem); Ph.D. in Statistics (University of California, Berkeley); MBA (Columbia University, New York)

Employment in the past five years:	CEO of Wexford Capital Israel Ltd.

Companies of which he is a director (other than the Company):	Member of the Israel Securities Authority Plenum

Relative of another of the Company’s interested parties:	No

—

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Noga Knaz

Identity no.:	22433072

Date of birth:	4.10.1966

Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv

Nationality:	Israeli, American

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.8.2008

Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of the Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)

Employment in the past five years:	Vice Chairperson of the Board of Directors of Rosario Capital Ltd. Formerly: CEO of DS Underwriting Ltd. and investment manager in the DS Securities and Investments Group Ltd. and in Migdal Capital Markets.

Companies of which she is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

—

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REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge:

Name:	Aharon Soffer

Identity no.:	027943042

Date of birth:	3.3.1971

Position held in the Company, in a subsidiary, in a related company or in an interested party:	President; Director of Atrium European Real-Estate Ltd.; president and director in private subsidiaries of the Company; responsible for management of market risks, together with the Company’s CFO

Date of appointment:	30.11.2009

Education:	BA in Economics and Management (College of Management), LLB (College of Management)

Employment in the past five years:	Vice President and Interim President of the Company, President of foreign subsidiaries of the Company, director of foreign subsidiaries of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	Yes (by virtue of his serving as President)

—

Name:	Gil Kotler

Identity no.:	022308498

Date of birth:	10.4.1966

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Senior Executive Vice President and CFO of the Company, responsible for management of market risks, together with the Company’s President; Controller in Norstar; director in some of the Company’s and Norstar Holdings Inc.‘s private subsidiaries.

Date of appointment:	1.10.2012

Education:	BA in Economics and Accounting, (Tel Aviv University); General Management Program (Harvard Business School)

Employment in the past five years:	Chief Strategy Officer in a U.S. wholly-owned subsidiary of the Company; CFO of the Company; Controller in Norstar

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

—

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Varda Zuntz

Identity no.:	052132115

Date of birth:	16.11.1953

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Head of Corporate Responsibility, Company Secretary of Norstar Holdings Inc. Director of some of the private subsidiaries of the Company and of Norstar Holdings Inc.

Date of appointment:	12.12.1998

Education:	High school

Employment in the past five years:	Her current position, served also as Company Secretary

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

—

Name:	Rami (Romano) Vaisenberger

Identity no.:	016708695

Date of birth:	29.1.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller

Date of appointment:	1.7.2004

Education:	BA in Accounting and Business Administration (College of Management)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

—

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Shlomi Drori

Identity no.:	029063518

Date of birth:	19.2.1972

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President of Supervision and Control

Date of appointment:	28.1.2013

Education:	Business Administration and Accounting (College of Management)

Employment in the past five years:	Internal Control Manager in the Company; Internal Auditor of Pelephone Communications Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

- - -

Name:	Ronen Geles

Identity no.:	037559028

Date of birth:	6.1.1976

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President of Finance

Date of appointment:	28.1.2013

Education:	MA in Business Administration (Tel Aviv University); BA in Economics and Business Administration (Bar Ilan University)

Employment in the past five years:	Treasurer and Financial Risks Manager of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

- - -

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Name:	Shlomo Cohen

Identity no.:	032304958

Date of birth:	24.6.1975

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Controller

Date of appointment:	2.6.2013

Education:	LLM (Bar Ilan University); BA in Business Administration (College of Management)

Employment in the past five years:	In charge of accounting reporting in the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

—

Name:	Adi Tamir

Identity no.:	040483042

Date of birth:	10.10.1980

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Company Secretary

Date of appointment:	2.6.2013

Education:	LLB (Haifa University)

Employment in the past five years:	Legal Counsel in the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Itzhak Naftalin

Identity no.:	025495300

Date of birth:	22.7.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.

Date of appointment:	31.10.2012

Education:	BA in Business Administration (Ono Academic College)

Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 3 Aminadav Street, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

The Company’s memorandum or articles of association were not amended in the reporting year.

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions in the amount of NIS 0.43 per share on the following distribution dates: March 19, 2013; May 27, 2013; August 26, 2013; and November 19, 2013.

In addition, subsequent to the date of the report, on March 25, 2014, the Company’s Board of Directors approved the distribution of a dividend of NIS 0.45 per share of NIS 1.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None.

Change in issued capital – Refer to Regulation 20 above.

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C.	Amendment of the Company’s memorandum or articles of association: The Company’s memorandum or articles of association were not amended in the reporting year.

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 12,480 par value of debentures (Series A) under a Company securities repurchase plan approved by the Board of Directors on September 13, 2011 and extended and expanded by it on January 4, 2012, on August 20, 2012 and on August 26, 2013. In addition, the Company repurchased from a wholly-owned subsidiary NIS 172,729,664 par value of debentures (Series B) of the Company.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

1.	On May 1, 2013, the following resolutions were passed (refer to the immediate report dated March 20, 2013, ref. 2013-01-011617, regarding the convening of an extraordinary general meeting, and the immediate report dated May 1, 2013, ref. 2013-01-050722, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.1	Approval of the extension of the appointment of Mr. Mientkavich, Deputy Chairman of the Company’s Board of Directors;

1.2	Approval of an annual bonus for 2012 to Mr. Aharon Soffer, the Company’s CEO;

1.3	Appointment of Mr. Roni Bar-On as external director of the Company for a three-year period starting at the date of the approval by the Company’s general meeting.

2.	On May 23, 2013, the general meeting approved the grant of an annual bonus for 2012 to Mr. Arie Mientkavich, Deputy Chairman of the Company’s Board of Directors (refer to the immediate report dated March 20, 2013, ref. 2013-01-011617, regarding the convening of an extraordinary general meeting, the supplementary report dated May 6, 2013, ref. 2013-01-055186 as well as the immediate report dated May 23, 2013, ref. 2013-01-069526, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference).

3.	On September 3, 2013, the following resolutions were passed, in addition to passing of the usual resolutions of an annual general meeting (refer to the immediate report dated August 20, 2013, ref. 2013-01-122073, regarding the convening of an extraordinary general meeting, and the immediate report dated September 3, 2013, ref. 2013-01-136449, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

3.1	Reappointment of Mr. Yair Orgler as external director of the Company for an additional three-year period starting on November 27, 2013.

3.2.	Approval of the compensation policy for officers of the Company.

3.3	Extension of the engagement with Mr. Aharon Soffer as the Company’s CEO for an additional three-year period and update of the terms of his employment in the Company.

3.4.	Extension of the engagement with Mr. Arie Mientkavich, Deputy Chairman of the Company’s Board of Directors, for an additional three-year period, and update of the terms of his employment in the Company.

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year: No.

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, an increase in the coverage limits of which was last approved by the Company’s general meeting on January 12, 2012, and the coverage limit pursuant thereto, as of the date of the report, is U.S.$ 100 million (per event and per year). In addition, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the U.S., for a period of up to 7 years (the “Insurance Period”) and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For details refer to the immediate report dated December 5, 2011, ref. 2011-01-353178, regarding the convening of a general meeting, the immediate report dated December 5, 2011, ref. 2011-01-353181, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

Pursuant to the provisions of the Company’s articles of association, and pursuant to the resolution of the Company’s general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company’s shareholders’ equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (from November 15, 2011, the said exemption does not apply to Mr. Katzman, Chairman of the Board of Directors and controlling shareholder of the Company, in light of the Companies Law (Amendment No. 16), 2011 entering into effect). On December 13, 2011, the general meeting approved amendments to the Company’s articles of association with regard to officers’ insurance and indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Section 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney’s fees. For details refer to the immediate report dated November 8, 2011, ref. 2011-01-320382, regarding the convening of a general meeting, and the immediate report dated December 13, 2011, ref. 2011-01-320382, regarding the outcome of the general meeting.

44

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

September 10, 2014	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:
Chaim Katzman	Chairman of the Board of Directors
Aharon Soffer	President

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

INDEPENDENCE OF THE BOARD OF DIRECTORS

			Correct	Incorrect	Normative Context
1.	In every reporting year, two or more External Directors served with the Corporation

This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors served with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler

Director B: Noga Knaz

Director C: Nadine Baudot-Trajtenberg

Director D: Ronnie Bar-On

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 3

			✓		Mandatory Provision Section 239 of the Companies Law

2.	A.	Number of Independent Directors[1] serving with the Corporation as of the date of publishing this questionnaire: 3	—	—	The Companies Law – Section 1 of the First Schedule (Recommended Corporate Governance Provisions); Regulation 10(B)(9a) and 48(C)(9a) of the Reports Regulations
B.

As of the date of publishing this questionnaire –

•     In a Corporation that has a Controlling Shareholder or a person who holds a controlling block (in this section – “Controlling Shareholder”) – at least one third of the members of the Board of Directors are independent.

•     In a Corporation that does not have a Controlling Shareholder – a majority of the members of the Board of Directors are independent.

✓

[1]	With the exception of “External Director” as it is defined in the Companies Law.

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

C.

The Corporation has prescribed in its By-Laws that a minimum rate2/number of Independent Directors are to serve.

If you answer “correct”, state –

Rate/number of Independent Directors prescribed by the By-Laws: At least a third of the members of the Board of Directors

The Corporation was in compliance with the provisions of the By-Laws in the Reporting Year (with regard to the service of Independent Directors):

☒  Yes

☐  No

(Place an X in the appropriate box.)

✓

3.	A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.

If you answer “Correct” – state the name of the party that performed the aforesaid check: The Company Secretariat – by means of an annual questionnaire

	✓	Sections 240(b), 241, 245A and 246 of the Companies Law

4.	None of the Directors who served with the Corporation during the Reporting Year are answerable[3] to the President, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).

If you answer “Incorrect” (i.e., the Director is answerable to the President, as stated) – state the number of Directors who failed to meet the aforesaid restriction:             .

	✓	The Companies Law – Section 3 of the First Schedule (Recommended Corporate Governance Provisions)

[2]	In this questionnaire “rate” – a particular number of all the Directors. Thus, for example, in a Corporation for which a rate of one third Independent Directors has been prescribed, 1/3 is to be stated.
[3]	For the purposes of this question - serving as a Director of an affiliate that is controlled by the Corporation shall not be deemed as being “answerable”. On the other hand, serving as a Director of the Corporation who serves as an Officer (other than Director) and/or is employed in an affiliate that is controlled by the Corporation shall be deemed as being “answerable” for the purposes of this question.

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

5.

All Directors who disclosed having a Personal Interest in the approval of a transaction on the agenda of the meeting attended the discussion and did not participate in the aforesaid vote (other than a discussion and/or a vote in circumstances which comply with Section 278(b) of the Companies Law):

If you answer “Incorrect” –

a.     Was it in order for the Director to present a particular topic in accordance with the end of Section 278(a):   ☒  Yes    ☐  No

b.     Note the rate of meetings in which the aforesaid Directors attended the discussion and/or participated in the vote other than in circumstances as provided in subsection a:             .

		X	Sections 255, 269 and 278 of the Companies Law

6.

The Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) – the following details regarding the presence of the additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity:             .

Position in the Corporation (if any):             .

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself):             .

Was the person attending in order to present a particular topic:  ☐  Yes    ☐ No

(Place an X in the appropriate box.)

Rate of attendance[4] at the meetings of the Board of Directors held in the Reporting Year in order to present a particular topic:             . Attendance for other purposes:             .

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

	✓		Section 106 of the Companies Law

[4]	Separating the Controlling Shareholder and/or his representative.

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS

		Correct	Incorrect	Normative Context
7.	The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction) .

If you answer “Incorrect” (i.e., such a restriction does exist), state –

			X	Sections 85 and 222 of the Companies Law; Section 46B of the Securities Law

A.	The time period prescribed in the By-Laws for a Director’s service: Three years

B.	The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.

C.	Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.

D.	The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

8.	All the Directors that served with the Corporation during the Reporting Year declared, prior to the date of calling the General Meeting on the agenda of which was their appointment (including their reappointment), that they have the necessary qualifications (with particulars) and the ability to devote the time needed to perform their duties and that the restrictions referred to in Sections 226 and 227 of the Companies Law do not apply to them, and, with regard to an Independent Director, that the contents of paragraphs (1) and (2) of the definition “Independent Director” contained in Section 1 of the Companies Law do apply.

If you answer “Incorrect” – state the names of the Directors to whom the aforesaid does not apply:             .

		✓		Mandatory Provision Sections 224A and 224B of the Companies Law

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ADDITIONAL DETAILS ABOUT THE COMPANY

9.	The Corporation has a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation.

If you answer “Correct” – state whether the program was in operation in the Reporting Year:

☒ Yes

☐ No

(Place an X in the appropriate box.)

		✓	Companies Law – Section 4(a) of the First Schedule (Recommended Corporate Governance Provisions)

10.	The Chairman of the Board of Directors (or such other person that the Board of Directors appoints) is responsible for the assimilation of the corporate governance provisions that apply to the Corporation, and acted to update the Board of Directors on topics related to corporate governance during the Reporting Year.

If the Board of Directors appoints another person to be responsible for this role (instead of the Chairman of the Board of Directors), please state his name and position:

		✓	Companies Law – Section 4(b) of the First Schedule (Recommended Corporate Governance Provisions)

11.	A.

The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise.

If you answer “Correct” – state the minimum number prescribed: Three directors

		✓	Mandatory Provision Section 92(a)(12) of the Companies Law

B.

In each reporting year, in addition to the External Director possessing Accounting and Financial Expertise, additional Directors possessing Accounting and Financial Expertise, in the number that the Board of Directors prescribed, served with the Corporation.

This question can be answered “Correct” if the time period in which additional Directors possessing Accounting and Financial Expertise were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which such Directors were not serving with the Corporation:             .

		✓	Mandatory Provision Section 219(d) of the Companies Law

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	C.	Number of Directors that served with the Corporation during the Reporting Year: Possessing Accounting and Financial Expertise: 11 Possessing Professional Qualifications: 0 In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.	—	—	Sections 92(a)(12), 219(d), and 240(a1) of the Companies Law; Regulations 10(B)(9)(a) and 48(C)(9) of the Reports Regulations

12.	A.

At the time of appointing an External Director in the Reporting Year, the provision of Section 239(d) of the Companies Law, with regard to mixing the composition of the Board of Directors between the two sexes, was complied with.

☐ Not applicable (an External Director was not appointed in the Reporting Year).

			✓		Mandatory Provision Section 239(d) of the Companies Law

B.

In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply:             .

This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation:             .

			✓		Companies Law – Section 2 of the First Schedule (Recommended Corporate Governance Provisions)

	C.	Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire: Men: 9, Women: 1	—	—

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)

							Correct	Incorrect	Normative Context
13.	A.	Number of meetings of the Board of Directors held during each quarter of the Reporting Year: First quarter (Year 2013): 5 Second quarter: 4 Third quarter: 2 Fourth quarter: 6					—	—	Sections 97, 98 and 224A of the Companies Law

B.

Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

* The attendance rate is determined according to the number of meetings that were held during the time that the relevant director was a member of the Board of Directors and of the relevant committees.

(Additional rows should be added in accordance with the number of Directors.)

		Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee (for a Director who is a member of said Committee)	Attendance rate at meetings of the Financial Statements Review Committee (for a Director who is a member of said Committee)	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)	—	—

		Chaim Katzman	94%

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Dori Segal	100%

Arie Mientkavich	100%

Yair Orgler	94%	100%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

Noga Knaz	100%	100%	75%	Compensation Committee – 90% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

Michael Haim Ben-Dor	100%	100%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	Shaiy Pilpel	100%	100%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100%
	Gary Epstein	100%

	Douglas Sesler	88%

	Nadine Baudot-Trajtenberg	100%	100%	100%	Compensation Committee – 95%

	Ronnie Bar-On*	100%	100%	100%	Compensation Committee – 100%

14.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the President and the Officers answerable to him, without them being present, subsequent to giving them with an opportunity to express their position.					✓	Companies Law – Section 5 of the First Schedule (Recommended Corporate Governance Provisions)

15.	In the Reporting Year, an annual General Meeting was convened (and not later than on the expiry of fifteen months from the last annual General Meeting).					✓	Mandatory Provision Section 60 of the Companies Law

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

SEPARATION OF THE FUNCTIONS OF THE PRESIDENT AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

			Correct	Incorrect	Normative Context

16.	In each Reporting Year, a Chairman of the Board of Directors served with the Corporation.

This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/ Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated:            .

			✓		Mandatory Provision Section 94(a) of the Companies Law

17.	In each Reporting Year, a President served with the Corporation.

This question can be answered “Correct” if the time period in which a President was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a President was not serving with the Corporation, as stated:            .

			✓		Mandatory Provision Section 119 of the Companies Law

18.	In a Corporation in which the Chairman of the Board of Directors also serves as the President of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law.

If you answer “Correct” – Please provide a reference to the Immediate Report concerning the General Meeting that approved the dual service and/or the exercise of the powers, as stated:            .

☒  Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

Mandatory Provision Sections 95 and 121 of the Companies Law

19.	The President is not a Relative of the Chairman of the Board of Directors. If you answer “Incorrect” (i.e., the President is a Relative of the Chairman of the Board of Directors) –		✓		Sections 95 and 121 of the Companies Law
	A.	State the family relationship between the parties: .	—	—

	B.	The service was approved pursuant to Section 121(c) of the Companies Law: ☐ Yes ☐ No (Place an X in the appropriate box.)	—	—

55

20.	A Controlling Shareholder or his Relative does not serve as President or as a Senior Officer of the Corporation, except as a Director.

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

			✓		Section 106 of the Companies Law
AUDIT COMMITTEE
			Correct	Incorrect	Normative Context
21.	All the External Directors were members of the Audit Committee during the Reporting Year.		✓		Mandatory Provision Section 115 of the Companies Law

22.	The Chairman of the Audit Committee is an External Director.		✓		Mandatory Provision Section 115 of the Companies Law

23.	The following did not serve on the Audit Committee in the Reporting Year –		—	—	Mandatory Provision Section 115 of the Companies Law
	A.	The Controlling Shareholder or his Relative. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓
	B.	The Chairman of the Board of Directors.	✓

56

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder or by a Corporation under his Control.	✓
	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder or to a Corporation under his Control.	✓
	E.	A Director whose main source of income relies on the Controlling Shareholder. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓

24.		A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.	✓	Mandatory Provision Section 115(e) of the Companies Law

25.

A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.

If you answer “Incorrect” – state the rate of meetings at which the aforesaid requirement was not fulfilled:             .

			✓	Mandatory Provision Section 116A of the Companies Law

26.	The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor, as the case may be, and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.		✓	Mandatory Provision Section 117(1) of the Companies Law; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)

27.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).		✓	Mandatory Provision Section 115(e) of the Companies Law

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS

			Correct	Incorrect	Normative Context
28.	A.	Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of the Committee’s recommendations prior to the meeting of the Board of Directors at which the Periodic or Quarterly Reports are to be approved: Between two and four days, depending on the circumstances	—	—	Mandatory Provision Regulation 2(3) of the Approval of the Financial Statements Regulations
	B.	Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of approving the financial statements: First quarter report (Year 2013): 4 Second quarter report: 4 Third quarter report: 2 Annual report: 4	—	—
C.

Number of days that elapsed between the date of sending the draft financial statements to the Directors and the date of approving the financial statements:

First quarter report (Year 2013):         4

Second quarter report:                         4

Third quarter report:                            4

Annual report:                                     4

29.	The Independent Auditor of the Corporation was invited to all the meetings of the Committee and the Board of Directors, and the Internal Auditor received notices regarding the holding of the aforesaid meetings, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year.

			✓		Mandatory Provision Section 168 of the Companies Law; Regulation 2(2) of the Approval of the Financial Statements Regulations
30.	In each Reporting Year and until the publication of the annual report, the Committee fulfilled all the conditions detailed below:		—	—	Mandatory Provision Regulation 3 of the Approval of the Financial Statements Regulations
	A.	Its members numbered at least three (at the date of the discussion by the Committee and the approval of the aforesaid Reports).	✓

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

B.	All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.	✓
C.	The Chairman of the Committee is an External Director.	✓
D.	All its members are directors and a majority of its members are Independent Directors.	✓
E.	All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.	✓
F.	The members of the Committee provided a Declaration prior to their appointment.	✓
G.

A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.

✓
If you answer “Incorrect” with regard to one or more of the subsections to this question, note with respect to which report (periodic/quarterly) the aforesaid conditions was not fulfilled: .		—	—

INDEPENDENT AUDITOR
		Correct	Incorrect	Normative Context
31.	The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion that the scope of the Independent Auditor’s work with respect to audit services in the Reporting Year and his professional fees in relation to the scope of the audit hours in the Reporting Year are fair for the purpose of carrying out the appropriate audit work.

		✓		Section 117(5) of the Companies Law
32.	Prior to the appointment of the Independent Auditor, the Audit Committee (and/or the Financial Statements Review Committee) sent its recommendations to the relevant organ at the Corporation, in connection with the scope of the Independent Auditor’s work and employment terms.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

If you answer “Correct” – state whether the relevant organ at the Corporation acted on the recommendations of the Audit Committee (and/or the Financial Statements Review Committee):

☒  Yes

☐  No (should you answer “No”, please state in the Concluding Remarks to this questionnaire how the relevant organ (noting its identity) expressed its opinion in connection with the scope of the Independent Auditor’s work and his fees)

(Place an X in the appropriate box.)

		✓		Section 117(5) of the Companies Law

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GAZIT-GLOBE LTD.

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33.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) checked that no restriction had been imposed on the Independent Auditor’s work.	✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)
34.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) discussed with the Independent Auditor the audit findings and the implications thereof.	✓		Regulation 2 of the Approval of the Financial Statements Regulations; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)
35.	The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion, prior to the appointment of the Independent Auditor, regarding the appropriateness of his qualifications to perform the audit of the Corporation, in light of the nature of the Corporation’s activities and their complexity.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

		✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)
36.	Please provide details of the number of years during which the engagement partner of the Independent Auditor’s firm has held this position (as the Corporation’s Independent Auditor): Approximately three years	—	—	The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)
37.	In the Reporting Year, the Independent Auditor attended all the meetings of the Financial Statements Review Committee to which he was invited.	✓		Section 168(b) of the Companies Law; Regulation 2 of the Approval of the Financial Statements Regulations

60

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

TRANSACTIONS WITH INTERESTED PARTIES
	Correct	Incorrect	Normative Context
38.

The Corporation has adopted a procedure, which was approved by the Audit Committee, with regard to Transactions with Interested Parties, in order to ensure that such Transactions are approved in accordance with the law.

	✓		Sections 117, 253, 255, 270-278 of the Companies Law
39.

The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

• The number of Relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their Control and/or controlled through management companies):             .

• Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

	✓		Section 270(4) of the Companies Law
40.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

	✓		Section 254 of the Companies Law; Section 36 of the Securities Law (Important Particular for the Reasonable Investor)

61

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Chairman of the Board of Directors:	Chairman of the Audit Committee:	Chairman of the Financial Statements Review Committee:

Date of Signature: September 10, 2014

62

CHAPTER E

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2013

INDEX

Page
Special Report by the Independent Auditor	2

Details of Financial Information out of Consolidated Statements of Financial Position Attributed to the Company	4 - 5

Details of Financial Information out of Consolidated Statements of Income Attributed to the Company	6

Details of Financial Information out of Consolidated Statements of Comprehensive Income Attributed to the Company	7

Details of Financial Information out of Consolidated Statements of Cash Flows Attributed to the Company	8 - 9

Additional Information	10 - 29

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe LTD.

1 Derech Hashalom, Tel-Aviv

Dear Sirs/Mmes.,

Re:	Special auditors’ report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. (“the Company”) as of December 31, 2013 and 2012 and for each of the three years, the last of which ended December 31, 2013, which was included in the Company’s periodic report. The Company’s board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of investees, for which the assets net of liabilities attributed thereto, net amounted to NIS 4,312 million and NIS 3,872 million as of December 31, 2013 and 2012 respectively, and for which the Company’s share of their earnings amounted to NIS 132 million, NIS 165 million and NIS 1,121 million for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 financial statements of First Capital Realty, Inc. (“FCR”), is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

In 2012 the Company adopted, retrospectively, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the separate financial information of Gazit Globe, Ltd. we also audited the adjustments, including reclassification adjustments due to a clarification to IAS 17 in 2014, that were applied to retroactively adjust Company’s share in FCR’s earnings for the year ended December 31, 2011. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of income, comprehensive income, changes in equity and cash flows of FCR for the year ended December 31, 2011, other than with respect to the adjustments described above.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note K to the separate financial information regarding the restatement of the separate financial information as of December 31, 2013 and for the year then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group’s consolidated financial statements as of December 31, 2013, published as part of the periodic reports as adjusted due to a restatement (“consolidated financial statements”) attributed to the Company itself, presented in accordance with Regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2013		2012
	information	NIS in millions
ASSETS
CURRENT ASSETS

Cash and cash equivalents	a		474		780
Current maturities of long-term loans to subsidiaries	e		363		217
Financial derivatives	b		17		81
Other accounts receivable	b		4		1

Total current assets			858		1,079

NON-CURRENT ASSETS

Long-term loans and deposits	b	*)	—	*)	—
Available for sale securities	b		108		—
Financial derivatives	b		743		910
Loans to subsidiaries	e		6,267		6,790
Investments in subsidiaries		**)	11,913	**)	11,126
Fixed assets, net			6		7
Deferred expenses			—		1

Total non-current assets			19,037		18,834

Total assets			19,895		19,913

*)	Represents an amount of less than NIS 1 million.
**)	Restated, refer to section k.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2013		2012
	information	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	c		256		731
Trade payables	c		4		1
Other accounts payable	c		181		162
Current tax payable			8		1

Total current liabilities			449		895

NON-CURRENT LIABILITIES

Loans from banks and others	c		1,154		2,118
Debentures	c		10,464		9,098
Deferred taxes	d		26		121

Total non-current liabilities			11,644		11,337

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f

Share capital			229		219
Share premium			4,288		3,805
Reserves		*)	(1,875)	*)	(874)
Retained earnings		*)	5,160	*)	4,531

Total equity			7,802		7,681

Total liabilities and equity			19,895		19,913

*)	Restated, refer to section k.

The accompanying information is an integral part of the financial data and the separate financial information.

September 10, 2014
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Income

Attributed to the Company

		Year ended December 31
	Additional	2013		2012		2011
	information	NIS in millions
Management fees from related companies	e		2		3		8
Finance income from subsidiaries	e		330		388		330
Other finance income			412		18		61

Total income			744		409		399

General and administrative expenses			79		68		66
Finance expenses			671		606		793
Other expenses		*)	—	*)	—		6

Total expenses			750		674		865

Loss before income from subsidiaries, net			(6)		(265)		(466)

Income from subsidiaries, net		**)	879	**)	1,154	**)	1,184

Income before taxes on income			873		889		718
Taxes on income (Tax benefit)	d		(54)		(12)		10

Net income attributed to the Company		**)	927	**)	901	**)	708

*)	Represents an amount lower than NIS 1 million.
**)	Restated, refer to section k.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Comprehensive Income

Attributed to the Company

	Year ended December 31
	2013		2012		2011
	NIS in millions
Net income attributed to the Company		927		901		708

Other comprehensive income (loss) attributed to the Company (net of tax effect):
Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation		(59)		(90)		159
Gain on available for sale securities		3		—		—
Gain on cash flow hedges		—		—		9

Other comprehensive gain (loss) attributed to the Company		(56)		(90)		168
Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	*)	(911)	*)	(106)	*)	312

		(967)		(196)		480

Items not to be reclassified to profit or loss:

Gain (loss) on revaluation of fixed assets attributable to subsidiary		(6)		10		28

Total other comprehensive income (loss) attributed to the Company		(973)		(186)		508

Total comprehensive income attributed to the Company	*)	(46)	*)	715	*)	1,216

**)	Restated, refer to section k.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities of the Company:

Net income attributed to the Company	927	901	708

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	1	1
Finance expenses (income), net	(71)	200	402
Income from subsidiaries, net *)	(879)	(1,154)	(1,184)
Cost of share-based payment	10	4	7
Taxes on income (Tax benefit)	(54)	(12)	10

	(992)	(961)	(764)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(4)	(11)	28
Increase (decrease) in trade payables and other accounts payable	—	6	(55)

	(4)	(5)	(27)

Cash paid and received during the year by the Company for:

Interest paid	(491)	(661)	(261)
Interest received (Note c.e4)	191	1	2
Interest received from subsidiaries	233	303	280
Taxes paid	(33)	(2)	(4)
Dividend received from subsidiary	113	99	80

	13	(260)	97

Net cash provided by (used in) operating activities of the Company	(56)	(325)	14

**)	Restated, refer to section k.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from investment activities of the Company:

Acquisition of fixed assets	(2)	(1)	(2)
Proceeds of sale of fixed assets	*) —	—	—
Investments in subsidiaries	(1,200)	(248)	(303)
Redemption of preferred shares of subsidiary	231	—	—
Loans repaid by (granted to) subsidiaries, net	212	150	(227)
Proceeds from sale of convertible debenture of subsidiary	—	208	—
Investment in available for sale securities	(105)	—	—
Repayment of a loan granted	—	—	5
Repayment of deposit	—	—	4

Net cash provided by (used in) investment activities of the Company	(864)	109	(523)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	489	—	313
Exercise of stock options into shares	*) —	3	2
Repayment of loans for purchase of company shares	*) —	*) —	4
Dividend paid to equity holders of the Company	(298)	(264)	(241)
Issue of debentures less issue expenses	1,670	1,676	446
Repayment and early redemption of debentures	(885)	(786)	(233)
Receipt (repayment) of long-term credit facilities from banks, net	(753)	(314)	897
Unwinding of hedge transaction (Note c.e4)	392	—	—

Net cash provided by financing activities of the Company	615	315	1,188

Exchange differences on balance of cash and cash equivalents	(1)	(11)	(22)

Increase (decrease) in cash and cash equivalents	(306)	88	657
Cash and cash equivalents at the beginning of year	780	692	35

Cash and cash equivalents at the end of year	474	780	692

Significant non-cash activities of the Company:
Exchange of loans granted to subsidiaries for share issuance	214	373	347

Redemption of capital note of subsidiary	—	180	—

Redemption of preferred shares of subsidiary against loan repayment	—	—	50

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

a.	Cash and cash equivalents attributed to the Company

	December 31
	2013	2012
	NIS in millions
Composition by currency:

In $	11	75
In C$	2	4
In €	10	462
In NIS – unlinked	451	239

	474	780

b.	Disclosure regarding financial assets attributed to the Company

1.	Other accounts receivable attributed to the Company

	December 31
	2013	2012
	NIS in millions
Income receivable	1	*) —
Prepaid expenses	3	1

	4	1

*)	Represents an amount of less than NIS 1 million.

2.	Details of material investments in financial asset groups attributed to the Company in accordance with IAS 39

	December 31
	2013	2012
	NIS in millions
Financial assets measured at fair value through profit or loss:

Financial assets at fair value through profit or loss:

Financial derivatives	760	991
Financial assets at fair value through other comprehensive income
Available for sale securities	108	—
Loans and receivables (see above)	4	1
Loans and receivables - subsidiaries	6,630	7,007

	7,502	7,999

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

b.	Disclosure regarding financial liabilities attributed to the Company

1.	Trade payables attributed to the Company

	December 31
	2013	2012
	NIS in millions
Open accounts	3	—
Notes payable	1	1

	4	1

2.	Other accounts payable attributed to the Company

	December 31
	2013	2012
	NIS in millions
Accrued expenses	9	11
Interest payable	154	135
Employees	2	2
Government authorities	16	14

	181	162

3.	Non-current liabilities attributed to the Company

Composition

	December 31
	2013	2012
	NIS in millions
Loans from banks (1)(3)	1,154	2,118
Debentures (2)(3)	10,464	9,098

	11,618	11,216

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of banks credit

	Interest	December 31
	rate	2013	2012
	%	NIS in millions
In NIS - unlinked	—	—	200
In U.S.$	—	—	125
In U.S.$	5.52%	266	286
In C$	2.40%	1	—
In €	2.72%	908	1,520

		1,175	2,131
Less - deferred expenses		(21)	(13)

		1,154	2,118

For details in respect of financial covenants, see Note 22 to the consolidated financial statements.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks, also refer to Note 26b3 to the consolidated financial statements.

(2)	Composition of debentures

		Effective interest	Linkage	December 31,
		rate	basis	2013	2012
		%		NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	158	212
Debentures (series B) **)		€2.50	2.39	149	307
Debentures (series C)	CPI	4.88	4.95	1,125	1,265
Debentures (series D)	CPI	5.02	5.10	2,466	2,421
Debentures (series E) **)	NIS	2.08	1.58	545	543
Debentures (series F)	NIS	6.73	6.40	565	847
Debentures (series I)	CPI	5.58	5.30	1,444	1,668
Debentures (series J) *)	CPI	5.76	6.50	861	850
Debentures (series K)	CPI	4.35	5.35	2,961	1,716
Debentures (series L)	CPI	4.14	4.00	446	—

				10,720	9,829
Less - current maturities of debentures				256	731

				10,464	9,098

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,127 million.
**)	Variable interest

For further information about the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the reporting period, refer to Note 20 to the consolidated financial statements.

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions
Year 1 - current maturities	—	256
Year 2	—	975
Year 3	11	974
Year 4	11	761
Year 5	452	1,388
Year 6	680	6,366

	1,154	10,720

4.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through profit or loss, see sections c and d below.

b)	Financial risk factors attributed to the Company

The Company’s global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross-currency swap transactions in respect of the liabilities, for details see section e below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. For the amount of the financial instruments that are linked to the CPI in which the Company has exposure for changes in CPI, refer to section c.f below.

3)	Interest risks

Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 79% of the Company’s liabilities (84% excluding interest rate swap transactions) bear fixed interest rates (66% as of December 31, 2012, and 76% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c)3 above.

4)	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2013 is NIS 108 million. This exposure is not hedged.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

5)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

6)	Liquidity risk

The Company’s policy is to maintain a certain balance between obtaining long-term financing inter alia, mortgages, bank loans and debentures and the existing flexibility through the use of revolving lines of credit for period up to 5 years in which the company can utilize credit for different periods.

Following is the contractual maturity schedule of the financial liabilities of the Company (including interest) at undiscounted amounts:

As of December 31, 2013

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Trade payables	4	—	—	—	4
Other accounts payable	189	—	—	—	189
Debentures	790	2,906	2,910	7,179	13,785
Loans from banks	40	90	530	772	1,432
Financial derivatives, net	(13)	(118)	(167)	(154)	(452)
Financial guarantees *)	—	—	—	—	—

	1,010	2,878	3,273	7,797	14,958

As of December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Trade payables	1	—	—	—	1
Other accounts payable	163	—	—	—	163
Debentures	1,240	2,248	2,529	6,874	12,891
Loans from banks	78	1,231	868	263	2,440
Financial derivatives, net	(77)	(133)	(136)	(509)	(855)
Financial guarantees *)	—	—	—	—	—

	1,405	3,346	3,261	6,628	14,640

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries in the amount of NIS 373 million and NIS 417 million as of December 31, 2013 and 2012, respectively has not yet been determined and depends on future circumstances.

c)	Fair value attributed to the Company

Below is the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions
Financial liabilities

Debentures (1)	10,720	9,829	11,866	10,846

Loans from banks and others (2)	1,154	2,118	1,175	2,118

Total financial liabilities	11,874	11,947	13,041	12,964

(1)	The fair value is based on quoted prices on an active market as of the reporting date, according to level 1 in the fair value hierarchy.
(2)	The fair value is based on valuation techniques, according to level 2 in the fair value hierarchy. For additional information, refer to Notes 2n and 37b to the consolidated financial statements.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Financial assets and liabilities measured at fair value, attributed to the Company

	Level 1	Level 2	Level 3
December 31, 2013	NIS in millions

Financial assets measured at fair value through profit or loss:
Financial derivatives used as hedges	—	760	—
Financial assets measured of fair value through other comprehensive income
Available for sale securities	108	—	—

During 2013, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

e)	Derivatives and hedges attributed to the Company

1).	The following tables present information about cross-currency swaps, interest rate swaps and forward contracts:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis / Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.13	31.12.12				31.12.13	31.12.12
Cross currency swaps
	Euro-NIS	2,172	1,456	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	6.3	145	160
		70	260	CPI linked, 4.95%-5.59%	Variable, L+1.35%	2.9	35	146
		220	330	nominal, 6.00%-6.83%	Fixed, 3.98% -5.06%	2.4	40	45
		151	—	nominal 2.63%	Variable L	5.5	(2)	—
				—	—
	USD-NIS	272	50	CPI linked, 3.56%-4.57%	Fixed, 5.38%-5.97%	6.4	33	20
		—	475	—	—	—	—	298
		160	240	nominal,6.00%- 7.70%	Fixed, 4.59%-6.33%	2.4	26	19
		150	150	Telbor + 0.7%	Fixed, 3.53%	3.7	20	8
		243	—	Nominal 2.67%	Variable L	5.5	1	—
	C$-NIS	773	374	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.6	116	111
		305	320	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	4.6	180	155
		80	120	nominal, 6.40%	Variable, L + 1.08%	2.4	16	6
		76	114	nominal, 6.0%	Fixed, 2.95%-3.15%	2.4	19	14
		100	100	Telbor + 0.7%	Fixed 3.37%	3.7	16	4
		250	250	Telbor + 0.7%	Variable, L + 1.04%	3.7	46	19
	NIS-USD *)	33	50	Fixed 5.97%	CPI linked 4.57%	0.8	(16)	(20)
	Brazilian Rial-NIS	273	273	CPI linked 2.60%	Brazil CPI linked 3.45%-3.79%	4.0	80	(3)
Forward contracts	Different currencies	1,937	3,870			Less than one year	5	9

							760	991

*)	Transaction made with a wholly-owned subsidiary.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2).	Derivatives attributed to the Company are presented on the financial statements as follows

	December 31
	2013	2012
	NIS in millions
Current assets	17	81
Non-current assets	743	910

	760	991

3)	Derivatives not designated as hedges

The Company has loans denominated in foreign currency, along with cross currency swap transactions designed to hedge its exposure to exchange rate fluctuations with respect to some of its transactions. Swap transactions terms have aligned with the respective periods of the Company’s foreign currency cash flows exposures. These transactions are not deemed to be accounting hedges.

4)	During 2013 the Company unwound swap transactions for consideration of NIS 598 million. For additional information refer to Note 37d to the consolidated financial statements.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax gain (loss) for the year of a 1% increase in interest rate *)	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2013	(7)	(5)	(13)	(3)
31.12.2012	(10)	(7)	(21)	(4)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	(186)	(93)	93	186
31.12.2012	(161)	(81)	81	161

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	94	47	(47)	(95)
31.12.2012	87	43	(44)	(88)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Impact on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2013

Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian real	(22)	(11)	11	22

31.12.2012

Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
Change in exchange rate of Brazilian real	(1)	—	—	1

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013

Change in interest on €	294	154	(163)	(295)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	101	52	(57)	(116)
Change in interest on Brazilian real	14	7	(8)	(16)
Change in interest on NIS - nominal	(74)	(38)	40	68
Change in interest on NIS - real	(537)	(276)	297	622

31.12.2012

Change in interest on €	215	112	(108)	(142)
Change in interest on U.S.$	25	13	(7)	(7)
Change in interest on C$	56	29	(31)	(55)
Change in itner3est on Brazilian real	(2)	(1)	1	2
Change in interest on NIS - nominal	(47)	(24)	25	46
Change in interest on NIS - real	(488)	(252)	267	557

Key assumptions for sensitivity analysis of financial instruments

See Note 37 to consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a to the consolidated financial reports.

2.	Tax assessments attributed to the Company

a)	Final tax assessments

The Company has received assessments deemed final through 2011. For additional information regarding an income tax assessments agreement of the Company and the Israel Tax Authority refer to Note 25i to the consolidated financial statements.

b)	Disputed VAT assessments

For information regarding disputed VAT assessments, see Note 25k to the consolidated financial statements.

3.	Carry-forward losses for tax purposes attributed to the Company

The Company has carry-forward losses for tax purposes. With respect to the tax benefit associated with this loss, the Company has recognized deferred tax assets that their balance as of the reporting date was NIS 45 million (2012 – NIS 149 million), which have been offset against the deferred tax liability of the Company.

4.	Deferred taxes attributed to the Company

Composition

	December 31
	2013	2012
	NIS in millions
Timing differences due to consolidated entities	(26)	—
Revaluation of financial derivatives to fair value	(45)	(270)
Carry-forward losses	45	149

	(26)	(121)

The deferred taxes are computed with accordance to tax rate of 26.5% which is the tax rate that expected at the time of reversal and with respect of consolidated entities according to the tax rate that applicable with respect to the timing difference.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

5.	Taxes on income attributed to the Company included in profit or loss

	Year ended December 31
	2013	2012	2011
	NIS in millions
Current taxes	14	2	4
Deferred taxes *)	(96)	(14)	6
Prior years taxes	28	—	—

	(54)	(12)	10

*)	in 2013 the Company recorded deferred tax income of NIS 98 million due to changes in the Company’s estimation of its ability to offset tax losses in the future against future income for tax purposes.

e.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2013	2012
	NIS in millions
Current assets

Current maturities of long-term loans	363	217

Non-current assets

Investments in subsidiaries **)	11,913	11,126
Long-term loans and debt (see section 4 below)	6,267	6,790

Non-current liabilities

Cross-currency swap transaction (see section c.e)1 above)	(16)	(20)
Company debentures owned by a subsidiary *)	—	(153)

*)	During November 2013, the subsidiary sold its holding in the debenture to the Company for consideration of NIS 154 million.
**)	Restated, refer to section k.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including debentures) as of the reporting date amounts to NIS 1,305 million. For more information, see Note 26b(3) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company (including debentures) amounts to NIS 373 million.

2.	Transactions with related companies

	Year ended December 31
	2013	2012	2011
	NIS in millions
Management fees income (a) (b) (c) (e)	2	3	8
Finance income	330	388	330
Loss from sale of securities of investees	—	—	(5)
Rent expenses (d)	1	1	1

3.	Engagements

a)	In 1998, the Company entered into an agreement with subsidiary, whereby the subsidiary would participate in certain expenses incurred by the Company, arising from granting management services to the subsidiary. The contribution amount for 2013 and 2012 was NIS 156 thousand and NIS 153 thousand, respectively.

b)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fees charged by the Company to these subsidiaries in 2013 and 2012 amounted to NIS 1 million.

c)	Rent paid to subsidiary for the leasing of the Company’s offices. The agreement ended on December 2013, when the building was sold to third party.

d)	For information regarding management fees from Norstar Israel, see Note 38f to the consolidated financial statement.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

4.	Loans and debentures

	Linkage basis	Interest rate	December 31
			2013	2012
		%	NIS in millions
Wholly-owned subsidiaries in USA	U.S.$	L + 2	1,866	2,075
Loan to partnership registered in USA	U.S.$	10	4	117
Wholly-owned subsidiaries in Canada	C$	L + 2.5	12	42
Wholly-owned subsidiary in the Netherlands	U.S.$	L + 4.9	158	157
Wholly-owned subsidiary in the Netherlands	€	E + 3.6	773	342
Wholly-owned subsidiaries in the Jersey island	€	E + 5	1,823	1,959
Gazit Globe Israel (Development) Ltd. *)	NIS	P + 1.6	24	24
	Linked NIS	4 - 7.17	1,629	1,824
		€6.4	49	52
	€	L + 2.5	32	28
Wholly-owned subsidiary in Israel	CPI/€	E + 2	—	233
Wholly-owned subsidiaries in Israel	NIS	3.8	239	138
Other balances	—	—	21	16

			6,630	7,007

*)	For information regarding exercising options by the Company, refer to Note 9i to the consolidated financial statements.

Maturities

NIS in millions
Year 1	363
Year 2	322
Year 3	4,879
Year 4	17
Year 5	17
Year 6 and thereafter	796
Renewable annually *)	236

6,630

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

5.	Dividends received

	Year ended December 31
	2013	2012	2011
	NIS in millions
Citycon	113	99	80

f.	Equity attributed to the Company’s shareholders

1.	For information regarding the Company’s public offering in June 2013, refer to Note 27e to the consolidated financial statement.

2.	For information regarding the listing of the Company’s ordinary shares for trade on the Toronto Stock Exchange, refer to Note 27d to the consolidated financial statements.

3.	For share-based compensation, refer to Note 28 to the consolidated financial statements.

g.	As for management agreement and a non-competition clause with Norstar Group, see Note 38f to the consolidated financial statements.

h.	In September, 2013 the General meeting of the Company approved adoption of a Compensation Policy for the officers of the Company, for additional information refer to Note 38c to the consolidated financial statements.

i.	For information regarding the law to promote competition and reduce concentration, refer to Note 2A to the consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

j.	Events subsequent to the reporting date

1.	For information regarding issuance of debentures (series L) by way of expansion of listed series in April 2014 at an amount of NIS 445 million, refer to Note 40c to the consolidated financial statements.

2.	For information regarding CTY’s private offering in June 2014 of 77.9 million shares for total consideration of € 206.4 million (€ 2.65 per share), and of a rights issuance for a total consideration of € 196.5 million (NIS 922 million) with the Company’s participation at amount of NIS 411 million that was completed after the reporting date, refer to Note 40a to the consolidated financial statements.

3.	For details regarding an engagement of the Company and wholly-owned subsidiaries with institutional investor, for a private term loan to the wholly-owned subsidiaries in which the Company is a guarantor, refer to Note 40d to the consolidated financial statements.

4.	For details regarding a grant of NIS 200 million loan to Gazit Development for the purpose of submitting a scheme for equity investments in Dori Group by Gazit Development, refer to Note 40i to the consolidated financial statements.

5.	In August 2014 S&P Maalot reaffirmed the credit rating of all the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

6.	For details regarding Globe Development’s board approval for the issuance of 3.0 million warrants by means of rights offering at an exercise price of NIS 21.34 per share and their exercise by the Company, see Note 40l to the consolidated financial statements.

7.	For information regarding certifying lawsuits as class actions that were filed against the Company, Dori Construction and others, refer to Note 40m to the consolidated financial statements.

8.	On March 25, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total amount of approximately NIS 79 million) that was paid on April 23, 2014 to the Company’s shareholders on April 7, 2014.

On May 27, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total amount of approximately NIS 79 million) that was paid on July 8, 2014 to the Company’s shareholders on June 25, 2014.

On August 31, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total amount of approximately NIS 79 million) payable on October 1, 2014 to the Company’s shareholders on September 16, 2014.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

k.	THE EFFECT OF RESTATEMENT AND CLRIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS

Below is the impact of the restatement in connection with the correction of estimates of revenues and costs of the projects in Dori Construction (refer to Note 2ee to the consolidated financial statements) and the retrospective adjustment of the clarification to IAS 12 (refer to Note 2a to the consolidated financial statements).

In the statement of financial position as of December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	impact of Restatement	As currently presented
	NIS in millions
Investments in Subsidiaries	12,120	(146)	(61)	11,913

Retained earnings	5,378	(150)	(68)	5,160

Reserves	(1,886)	4	7	(1,875)

Equity holders of the Company	8,009	(146)	(61)	7,802

In the statement of financial position as of December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Investments in subsidiaries	11,294	(153)	(15)	11,126

Retained earnings	4,699	(153)	(15)	4,531

Equity holders of the Company	7,849	(153)	(15)	7,681

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

k.	THE EFFECT OF RESTATEMENT AND CLRIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS (Cont.)

In the statements of income and comprehensive income:

for the year ended December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	929	5	(55)	879

Net income attributable to the Company	977	5	(55)	927

Other comprehensive income attributable to subsidiaries	(917)	6	—	(911)

Total comprehensive income attributable to the Company	(2)	11	(55)	(46)

for the year ended December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	1,210	(41)	(15)	1,154

Net income attributable to the Company	957	(41)	(15)	901

Other comprehensive income attributable to subsidiaries	(104)	(2)	—	(106)

Total comprehensive income attributable to the Company	773	(43)	(15)	715

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

k.	THE EFFECT OF RESTATEMENT AND CLRIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS (Cont.)

In the statements of income and comprehensive income:

for the year ended December 31, 2011

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	1,195	(11)	—	1,184

Net income attributable to the Company	719	(11)	—	708

Other comprehensive income attributable to subsidiaries	316	(4)	—	312

Total comprehensive income attributable to the Company	1,231	(15)	—	1,216

Chapter F - Annual Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In Accordance with Israeli Securities Regulation 9B

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Varda Zuntz, Company Secretary and Head of Corporate Responsibility;

4.	Rami Vaisenberger, Vice President and Controller;

5.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance department or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance department or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be prevented or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation’s financial reporting , disclosure and its effectiveness; the evaluation of the effectiveness of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks on the consolidated Corporation level, assessing the processes and determining which of them are the most material for financial reporting and disclosure, assessing the relevant business units for the purpose of evaluating the effectiveness of internal control, documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control. The internal control components are: entity level controls (ELC), the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are as follows: the investment property process (including rental income, property operating expenses and the appraisal of investment property), the treasury process and the process of “income recognition and costs and revenues estimation in construction projects”.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation’s Board of Directors and management reached the conclusion that internal control over the Corporation’s financial reporting and disclosure, as of December 31, 2013, is not effective, due to a material error discovered in the process of “income recognition and costs and revenues estimation in construction projects” of its subsidiary, U. Dori Construction Ltd. (“Dori Construction”), as detailed below.

As part of the preparation process for the financial statements of Dori Construction for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its various projects. The results of the aforementioned examination indicated a material deviation in the estimates of anticipated revenues and costs of the various projects of Dori Construction, compared with the existing estimates in their possession until that time. Within the aforementioned framework, it was found, inter alia, that part of the amount of the deviation in the estimates needed to be expressed in the estimates that were used in the preparation of the financial statements of Dori Construction in the prior reporting periods, the earliest of which was the fourth quarter of 2012. In light of the aforementioned, Dori Construction and, consequently, also the Corporation have retrospectively restated their financial statements as of December 31, 2013 and for the year then ended, and have also restated their financial statements as of March 31, 2014 and for the period of three months then ended, in order to retroactively reflect the correction of the error in the original estimates of the anticipated revenues and costs of Dori Construction’s projects and, as a result, the profit from these projects compared with the updated estimates received during 2014, in various periods, the earliest of which is the fourth quarter of 2012. For details regarding the impact of the error on items in the financial statements for prior periods, refer to Note 41 to the consolidated annual financial statements of the Corporation to which this report is attached, as well as Section K in the separate financial statements of the Corporation in accordance with Israeli Securities Regulation 9c regarding financial data and financial information from the consolidated financial statements.

Dori Construction initially disclosed the aforementioned material error on July 27, 2014 in an immediate report and also published further updates and clarifications on immediate reports on July 28, 2014, on July 29, 2014 and on August 28, 2014. Accordingly, the Corporation published immediate reports regarding Dori Construction and its public reporting and the resulting impact on the financial statements of the Corporation as well as the Corporation’s examination as to whether a material error exists in its financial statements (reference nos. 2014-01-121131 and 2014-01-144543).1

As of the Reporting Date, based on that stated in the Last Quarterly Report regarding Internal Control, and based on information brought to the attention of the management and the Board of Directors as referred to above, a material weakness exists in the Corporation’s internal control and, accordingly, the internal control is not effective.

In its corrected annual financial statements for 2013, Dori Construction stated that management, under the supervision of Dori Construction’s board of directors, had taken measures, as described below, in order to ensure that, despite the existence of a material weakness in its internal control, the restated financial statements of Dori Construction as of December 31, 2013 were prepared in accordance with the statutory provisions:

The board of directors of Dori Construction established a special committee, whose members included the members of the audit committee of Dori Construction and also the director, Mr.Yehezkel (Hezi) Berkovitz (the “Special Committee”), in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of the projects of Dori Construction. The Special Committee was granted extensive powers to examine any matter it considers appropriate. The Special Committee also appointed separate, independent legal and accounting consultants to assist it in its work. The Special Committee appointed an independent, external engineering inspector (a well-reputed firm engaged in engineering supervision), whose duties are to examine and verify the data and the aforementioned estimates. The external inspector checked the estimates of Dori Construction and also the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its examination of the deviation in the estimates for prior periods, insofar as this relates to the representative test sample of projects that were selected by the Special Committee.

Within the framework of updating the budgetary control that Dori Construction conducted for all the relevant projects and within the framework of the examinations conducted by both Dori Construction and by the external inspector, as described above, the estimates of anticipated revenues and costs of Dori Construction’s projects through to their completion were examined. These estimates were based , inter alia ,on the terms of Dori Construction’s contracts with project customers, subcontractors and suppliers, exceptions and additions to the projects, changes in the requirements of project customers, price increases for raw materials , reassessments of the projects’ anticipated completion periods and the resulting financial implications therefrom, accrued expenses, including expenses remaining to be paid to suppliers and subcontractors, the balance of overhead expenses at constructions sites and other general expenses.

As of the re-approval date of the financial statements of Dori Construction as of December 31, 2013, following their restatement, the Special Committee had not yet completed the process of determining the causes of the material deviation in the estimates of revenues and costs, and it is considering, inter alia, appointing an independent external examiner in connection with the process of clarifying the reasons for the aforementioned deviation. As stated, Dori Construction is reviewing the reasons that led to the material error. Once the aforementioned examination process is completed, Dori Construction will act to internalize the lessons to prevent the recurrence of such situations. Shortly after completion of the process , Dori Construction will act to apply the lessons and, in particular, to strengthen its controls and to remediate the material weakness. The board of directors of Dori Construction has instructed its management to act to remediate the

[1]	Furnished to the U.S. Securities and Exchange Commission as Exhibit 99.1 to the Current Report dated July 28, 2014 and as Exhibit 99.1 to the Current Report dated August 28, 2014, respectively.

material weakness, as referred to above, as soon as possible and in no event not later than by the date of Dori Construction’s financial statements for 2014, and to thereby reduce the risk of material misstatement in the aforementioned financial statements.

Dori Construction has begun to deploy a new information system (ERP). Dori Construction intends to use this system to assist it in strengthening its internal control and to enhance the availability and reliability of information at Dori Construction.

In light of the aforementioned, the Audit Committee and the Board of Directors of the Corporation have examined the processes that were conducted by Dori Construction pursuant to the preparation of its restated annual financial statements, including in connection with the correction of the financial statements for prior reporting periods, and have received ongoing reports and updates from Dori Construction concerning the processes being undertaken. At the request of the Audit Committee and Board of Directors of the Corporation, the follow-up by the Corporation, including receipt of regular updates from Dori Construction, will continue with respect to the measures taken by Dori Construction and those it intends to take within the framework of the aforementioned process, including pursuant to identifying the reasons for the deviation in the estimates so that Dori Construction may remediate the said material weakness and also reduce the risk of material misstatement in the financial statements of the Corporation in the future.

Officers’ Declarations

A)	Declaration of the President in accordance with Israeli Securities Regulation 9B(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2013, which have been restated (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and –

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

September 10, 2014
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance department in accordance with Israeli Securities
Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance department

I, Gil Kotler, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the “Corporation”) for 2013, which have been restated (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and –

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

September 10, 2014
Gil Kotler, Senior Executive Vice President and CFO

Atrium European Real Estate Limited

Consolidated Financial Statements 2013

ATRIUM EUROPEAN REAL ESTATE LIMITED

Contents

1. Consolidated Financial Statements	3

Notes to the Financial Statements	8

2. Independent Auditor’s Report	75

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.	Consolidated Financial Statements

Consolidated Statement of Financial Position as at 31 December 2013

		2013		2012
	Note	€’000	€’000	€’000	€’000
Assets
Non-current assets
Standing investments	1.4	2,356,164		2,185,336
Developments and land	1.5	583,637		538,395
Property, plant and equipment	1.6	3,402		3,111
			2,943,203		2,726,842
Intangible assets and goodwill	1.7	14,737		16,483
Equity-accounted investees	1.8	—		1,455
Deferred tax assets	1.9	9,067		8,742
Long term loans	1.10	8,114		36,592
Other assets	1.11	19,986		27,003
			51,904		90,275
Current assets
Inventory		—		2,214
Receivables from tenants*	1.12	13,773		15,018
Prepayments	1.13	12,097		12,504
Other receivables	1.14	14,584		8,658
Income tax receivable		3,068		2,168
Cash and cash equivalents	1.15	305,577		207,843
			349,099		248,405
Total assets			3,344,206		3,065,522

Equity and liabilities
Equity
Stated capital	1.16	2,760,335		2,836,658
Other reserves	1.17	(5,176)		(9,562)
Retained earnings		(389,542)		(457,158)
Currency translation reserve		(97,588)		(85,505)
Non-controlling interest		(740)		(3,061)
			2,267,289		2,281,372
Non-current liabilities
Long term borrowings	1.18	798,044		462,075
Derivatives	1.19	11,756		17,828
Provisions		2,569		1,000
Deferred tax liabilities	1.20	111,562		98,775
Long term liabilities from finance leases	1.21	46,040		47,320
Other long term liabilities	1.22	21,537		19,730
			991,508		646,728
Current liabilities
Trade and other payables*	1.23	37,139		35,359
Accrued expenditure	1.24	42,291		26,131
Short term borrowings	1.18	5,511		74,986
Income tax payable		468		946
			85,409		137,422
Total equity and liabilities			3,344,206		3,065,522

The financial statements were approved and authorised for issue by the Board of Directors on 11 March 2014 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

*	31/12/2012 balances have been reclassified, see note 1.3

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Income Statement for the year ended 31 December 2013

		2013		2012
	Note	€’000	€’000	€’000	€’000
Gross rental income	1.25	203,455		193,475
Service charge income	1.26	77,031		73,762
Net property expenses	1.27	(89,653)		(85,958)
Net rental income			190,833		181,279

Net result on disposals		1,376		793
Costs connected with developments		(5,146)		(6,161)
Revaluation of investment properties	1.4,1.5	(21,286)		(4,961)
Other depreciation, amortisation and impairments	1.28	(6,966)		(1,835)
Administrative expenses	1.29	(25,286)		(29,125)
Net operating profit			133,525		139,990

Interest income	1.30	2,505		3,883
Interest expense	1.30	(31,576)		(23,103)
Other financial income/(expenses)	1.31	(13,854)		(4,697)
Profit before taxation			90,600		116,073

Taxation charge for the year	1.32	(14,722)		(19,898)

Profit after taxation for the year			75,878		96,175

Attributable to:
Owners of the parent		75,936		98,712
Non-controlling interest		(58)		(2,537)
			75,878		96,175
Basic and diluted earnings per share in €cents, attributable to shareholders	1.33		20.3		26.4

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Comprehensive Income for the year ended 31 December 2013

	2013		2012
	€’000	€’000	€’000	€’000
Profit for the year	75,878		96,175
Items that may be reclassified subsequently to income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(12,083)		(1,108)
Movements in hedging reserves (net of deferred tax)	4,919		(7,102)
Total comprehensive income for the year		68,714		87,965

Attributable to:
Owners of the parent	68,772		90,498
Non-controlling interest	(58)	68,714	(2,533)	87,965

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Cash Flow Statement for the year ended 31 December 2013

		2013	2012
	Note	€’000	€’000
Cash flows from operating activities
Profit before taxation		90,600	116,073
Adjustments for:
Other depreciation, amortisation and impairments		6,966	1,835
Revaluation of investment properties		21,286	4,961
Foreign exchange loss/(gain)		5,810	(7,860)
Change in provisions and share based payments		1,114	1,718
Profit from disposal of investment properties and inventory		(1,376)	(793)
Impairment loss on financial assets and other financial expenses		7,787	16,013
Profit on purchase of financial liabilities		—	(4,477)
Interest expense		31,576	23,103
Interest income		(2,505)	(3,883)
Operating cash flows before working capital changes		161,258	146,690
Decrease in trade and other receivables		1,646	1,290
Decrease in prepayments		463	2,273
Decrease in inventory		1,136	—
Decrease in trade and other payables		(7,764)	(4,215)
Increase in accrued expenditure		8,603	5,318
Cash generated from operations		165,342	151,356
Interest paid		(21,581)	(23,876)
Interest received		500	547
Corporation taxes paid		(3,663)	(1,534)
Net cash generated from operating activities		140,598	126,493

Cash flows from investing activities
Payments related to investment properties and other assets		(226,777)	(47,872)
Proceeds from the disposal of investment properties		9,617	1,006
Deconsolidation of subsidiary	1.15	—	(417)
Payment related to other financial assets		—	(273)
Acquisition of subsidiaries net of cash acquired	1.15	(211)	—
Net cash used in investing activities		(217,371)	(47,556)

Net cash flow before financing activities		(76,773)	78,937
Cash flows from financing activities
Proceeds from issuance of share capital		908	814
Repayments of long term loans		(78,655)	(74,304)
Receipt of long term loans		345,776	48,784
Payments for land leases		(7,560)	(8,103)
Purchase of non-controlling interest		(5,941)	(9,409)
Dividends paid		(78,624)	(63,431)
Net cash generated/(used) in financing activities		175,904	(105,649)

Net increase (decrease) in cash and cash equivalents		99,131	(26,712)
Cash and cash equivalents at the beginning of year		207,843	234,924
Effect of exchange rate fluctuations on cash held		(1,397)	(369)
Cash and cash equivalents at the end of year	1.15	305,577	207,843

6

Consolidated Statement of Changes in Equity for the year ended 31 December 2013

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation reserve	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

Total comprehensive income		—	—	4,919	75,936	(12,083)	68,772	(58)	68,714

Transactions with owners
Share based payment	1.17	—	690	—	—	—	690	—	690
Issuance of no par value shares	1.17	2,301	(1,223)	—	—	—	1,078	—	1,078
Dividends	1.16	(78,624)	—	—	—	—	(78,624)	—	(78,624)
Acquisition of non-controlling interest		—	—	—	(8,320)	—	(8,320)	2,379	(5,941)

Balance as at 31 December 2013		2,760,335	4,346	(9,522)	(389,542)	(97,588)	2,268,029	(740)	2,267,289

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation reserve	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
		€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543

Total comprehensive income		—	—	(7,102)	98,712	(1,112)	90,498	(2,533)	87,965

Transactions with owners
Share based payment	1.17	—	1,465	—	—	—	1,465	—	1,465
Issuance of no par value shares	1.17	971	(157)	—	—	—	814	—	814
Dividends	1.16	(63,431)	—	—	—	—	(63,431)	—	(63,431)
Deconsolidated non-controlling interest		—	—	—	—	—	—	(540)	(540)
Acquisition of non-controlling interest		—	—	—	(24,739)	—	(24,739)	15,295	(9,444)

Balance as at 31 December 2012		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

7

Notes to the Financial Statements

1.1	Reporting entity

Atrium European Real Estate Limited (“Atrium” or “the Company”) is a company incorporated and domiciled in Jersey. Its registered office is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands and its business address in Jersey is Lister House Chambers, 35 The Parade, St Helier, Jersey, Channel Islands.

The consolidated financial statements of Atrium as at and for the year ended 31 December 2013 comprise Atrium and its subsidiaries (the “Group”) and its interest in associates.

The principal activity of the Group is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

1.2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	Standing investments and developments and land (“investment property”) are measured at fair value; and

•	Derivative financial instruments are measured at fair value.

Functional and presentation currency

These financial statements are presented in euros (“€”), which is considered by the Board of Directors to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency. All financial information presented in euros has been rounded to the nearest thousand, unless stated otherwise.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver determining the functional currency of that entity, but other cash flows are also taken into account.

The euro has been determined to be the functional currency for the Group companies, except for certain subsidiaries in the Czech Republic, which use the Czech Koruna (“CZK”) as their functional currency and for certain subsidiaries in Cyprus, which use the US dollars (“USD”) as their functional currency.

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New standards, amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRSs as at 1 January 2013:

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The new standard does not include a change in the consolidation procedures. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard did not have an impact on the Group’s financial statements.

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard did not have a material impact on the measurement of fair value; however additional disclosures have been presented in the notes to the financial statements.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard did not have a material impact on the Group’s financial statements.

•

IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011) amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements,

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ATRIUM EUROPEAN REAL ESTATE LIMITED

including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. The standard did not have a material impact on the Group’s financial statements.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

•	IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. The standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). The amendments stipulate the specific conditions which allow a net presentation of financial assets and liabilities. The amendments should be applied retrospecively commencing from the financial statements for periods beginning on or after 1 January 2014. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRIC Interpretation 21 “Levies” clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered on reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The IFRIC does not apply to accounting for income taxes, fines and penalties or the acquisition of assets from governments. IFRIC 21 is effective for annual periods beginning on or after January 1 2014. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses in the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying accounting policies

The following are critical judgements that management have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements:

•	Acquisition of subsidiaries that are not business combinations - When acquiring a subsidiary, management considers whether the acquisition represents a business combination pursuant to IFRS 3. The following criteria which indicate an acquisition of a business are considered: the number of properties acquired, the extent to which strategic management processes and operational processes are acquired and the complexity of the processes acquired.

•	Income tax - In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes Atrium to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Key sources of estimation uncertainty

The following are the key assumptions and key sources of estimation uncertainty at the end of the reporting period, that have a significant effect on the amounts recognised in the financial statements:

•	Fair value measurements and valuation processes - Standing investments, developments and land and derivatives are presented at fair value in the statement of financial position. Management determines the appropriate valuation techniques and inputs for the fair value measurements. Information about the valuation techniques and inputs used in determining the fair values are disclosed in note 1.36.

•	Deferred tax assets - Deferred tax assets are recognised for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against losses which can be utilised. Significant estimates are required to determine the amount of deferred tax assets that can be recognised, on the basis of the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Note 1.9.

•	Legal proceedings – The Group regularly monitors developments in on-going legal proceedings, to which it is a party, when developments in legal proceedings are noted and at each reporting date in

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order to assess and determine the need for possible provisions and disclosures in its financial statements. When assessing whether a specific case requires a provision (including the amount), the main factors considered by the Group are: the Group’s potential financial exposure, the assessments and recommendations of the Group’s external legal advisers regarding the Group’s position, the stage of the proceedings and the anticipated amount of time it will take before a final and binding decision is delivered, as well as the Group’s past experience of similar cases.

1.3	Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described above and have been applied consistently by entities within the Group.

Certain comparative amounts in the consolidated statement of financial position have been reclassified from those initially reported in order to conform to the current year presentation, for further details see notes 1.12 and 1.23.

Basis of consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled, directly or indirectly, by the Company (subsidiaries). The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing control, the Group considers its potential voting rights as well as the potential voting rights held by other parties, to determine whether it has power. Those potential voting rights are considered only if the rights are substantive. The Company must have the practical ability to exercise those rights. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

For the purposes of the consolidation, all inter-company transactions, balances, income and expenses are eliminated.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Non-controlling interest

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportion of the net assets or the net identifiable assets on the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income or loss of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

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The acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity. On disposal of rights in a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognised as the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Group’s equity, also taking into account the disposal of goodwill in a subsidiary, if any, and amounts which have been recognised in other comprehensive income, if any, based on the decrease in the interests in the subsidiary. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in the consolidated income statement. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value as at the date the control is lost. Subsequently, that retained interest is accounted for using the equity method if significant influence is retained.

Acquisitions of subsidiaries that are not business combinations

On the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes. Non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributable costs are recognised as part of the acquisition cost.

Associates

Associates are all entities over which the Group has significant influence but not control, generally through a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The cost of the investment includes transaction costs. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to or made payments on behalf of the associate.

Consolidation group

The Group consists of Atrium and the following entities at 31 December 2013:

Company name	Country	Ownership
SOFIA PARK EAD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%

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ATRIUM EUROPEAN REAL ESTATE LIMITED

ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED*	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	100%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	100%
NOKITON INVESTMENTS LIMITED	Cyprus	100%
PATTONGATE TRADING LIMITED	Cyprus	100%
ATRIUM ALFA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM BETA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM DELTA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM FLÓRA A.S	Czech Republic	100%
ATRIUM GAMMA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM KAPPA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM LAMBDA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM OSTRAVA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM PARDUBICE CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM SIGMA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM ZLÍN CZECH REPUBLIC S.R.O.	Czech Republic	100%
EURO MALL BRNO REAL ESTATE S.R.O.	Czech Republic	100%
FLÓRA-SEN S.R.O.	Czech Republic	100%
MANHATTAN DEVELOPMENT S.R.O.	Czech Republic	100%
MANHATTAN REAL ESTATE MANAGEMENT S.R.O.	Czech Republic	100%
VEVEŘÍ CENTRE S.R.O.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
POLONIACO APS	Denmark	100%
EUROPE & CO LLC	Georgia	100%
ATRIUM ALPHA LLC	Georgia	100%
ALFA - PIAC KFT.	Hungary	100%
ATRIUM ALFA HU KFT.	Hungary	100%
ATRIUM BETA HU KFT.	Hungary	100%
MAGNUM HUNGARIA INVEST KFT.	Hungary	100%
MANHATTAN DEVELOPMENT ALFA KFT.	Hungary	100%
MANHATTAN DEVELOPMENT GLOBAL KFT.	Hungary	100%
MANHATTAN DEVELOPMENT INVEST KFT.	Hungary	100%
MANHATTAN DEVELOPMENT KFT.	Hungary	100%
MANHATTAN DEVELOPMENT PROJEKT KFT.	Hungary	100%
MANHATTAN DEVELOPMENT PROPERTY KFT.	Hungary	100%
MANHATTAN DEVELOPMENT TANNE KFT.	Hungary	100%
MANHATTAN REAL ESTATE MANAGEMENT KFT.	Hungary	100%

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ATRIUM EUROPEAN REAL ESTATE LIMITED

THESIS SRL	Italy	100%
ATRIUM EUROPEAN REAL ESTATE NOMINEES LIMITED	Jersey	100%
ATRIUM TREASURY SERVICES LIMITED	Jersey	100%
SIA MANHATTAN REAL ESTATE MANAGEMENT	Latvia	100%
SIA MD GALERIJA AZUR	Latvia	100%
HEDAN S.A.	Luxemburg	100%
ATRIUM EUROPE B.V.	Netherlands	100%
ATRIUM EUROPEAN COÖPERATIEF U.A.	Netherlands	100%
ATRIUM EUROPEAN MANAGEMENT N.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 1 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 2 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 3 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 4 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 5 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 6 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 7 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 8 B.V.	Netherlands	100%
ATRIUM RUSSIAN HOLDING 1 B.V.	Netherlands	100%
ATRIUM RUSSIAN HOLDING 2 B.V.	Netherlands	100%
ATRIUM TURKEY ADANA BOSSA B.V.	Netherlands	100%
ATRIUM TURKEY B.V.	Netherlands	100%
ATRIUM TURKEY GOETZTEPE B.V.	Netherlands	100%
ATRIUM TURKEY KAHRAMANMARAS B.V.	Netherlands	100%
ATRIUM TURKEY SAMSUN B.V.	Netherlands	100%
ATRIUM TURKEY URFA B.V.	Netherlands	100%
MORNING RISE B.V.	Netherlands	100%
A1 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A4 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A5 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A6 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A7 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A8 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A9 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A16 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A17 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A18 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A19 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A20 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
AGROMEX DEVELOPMENT SP. Z O.O.	Poland	100%
ALLEGRA INVESTMENTS SP. Z O.O.	Poland	100%
ATRIUM BIAŁA SP. Z O.O.	Poland	100%

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ATRIUM EUROPEAN REAL ESTATE LIMITED

ATRIUM COPERNICUS SP. Z O.O.**	Poland	100%
ATRIUM COPERNICUS 2 SP. Z O.O.**	Poland	100%
ATRIUM DOMINIKANSKA SP. Z O.O.**,***	Poland	100%
ATRIUM FELICITY SP. Z O.O.	Poland	100%
ATRIUM GDAŃSK 3 SP. Z O.O.**	Poland	100%
ATRIUM KALISZ 2 SP. Z O.O.**	Poland	100%
ATRIUM KOSZALIN SP. Z O.O.	Poland	100%
ATRIUM PLEJADA SP. Z O.O.	Poland	100%
ATRIUM POLAND 1 SP. Z O.O.	Poland	100%
ATRIUM POLAND 2 SP. Z O.O.	Poland	100%
ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O	Poland	100%
ATRIUM PROMENADA SP. Z O.O.**	Poland	100%
ATRIUM TARGÓWEK SP. Z O.O.	Poland	100%
ATRIUM REDUTA SP. Z O.O.	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY SP. Z O.O.	Poland	100%
EURO MALL POLSKA XVI SP. Z O.O.	Poland	100%
EURO MALL POLSKA XIX SP. Z O.O.	Poland	100%
FORAS TARGÓWEK SP. Z O.O.	Poland	100%
GALERIA NA WYSPIE SP. Z O.O.	Poland	100%
INVESTIM SP. Z O.O.	Poland	100%
IPOPEMA 77 FIZ	Poland	100%
L.P.H. SP. Z O.O.	Poland	100%
MANHATTAN DEVELOPMENT SP. Z O.O.	Poland	100%
MD JASTRZEBIE ZDROJ SP. Z O.O.	Poland	100%
MD POLAND II SP. Z O.O.	Poland	100%
MD POLAND III SP. Z O.O.	Poland	100%
PROJEKT ECHO-35 SP. Z O.O.	Poland	100%
WIOSENNY ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O. S.K.A.	Poland	100%
ZIELONY ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O. S.K.A.	Poland	100%
ATRIUM ROMANIA REAL ESTATE MANAGEMENT SRL	Romania	100%
LAND DEVELOPMENT PROIECT SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO BUGRY	Russia	100%
OOO DELTA	Russia	100%
OOO ENGINEERICS*	Russia	63%
OOO EVEREST	Russia	100%
OOO MALL MANAGEMENT	Russia	100%
OOO MANHATTAN BRATEEVO	Russia	100%
OOO MANHATTAN DEVELOPMENT	Russia	100%
OOO MANHATTAN REAL ESTATE MANAGEMENT	Russia	100%

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ATRIUM EUROPEAN REAL ESTATE LIMITED

OOO MANHATTAN SIGNALNY	Russia	100%
OOO MANHATTAN YEKATERINBURG	Russia	100%
OOO MD TOGLIATTI	Russia	100%
OOO RETAIL TOGLIATTI	Russia	100%
OOO SODRUZHESTVO	Russia	100%
OOO ZVEZDNYI GOROD	Russia	100%
OOO DIALOG	Russia	100%
ZAO MEGAPOLIS	Russia	100%
ZAO NAUTILUS	Russia	100%
ZAO PATERA	Russia	100%
ZAO UNIVERSAL-URAL	Russia	51%
MANHATTAN DEVELOPMENT SK A.S.	Slovakia	100%
MANHATTAN REAL ESTATE MANAGEMENT SK S.R.O.	Slovakia	100%
PALM CORP S.R.O.	Slovakia	100%
SLOVAK INVESTMENT GROUP A.S.	Slovakia	100%
ATRIUM EUROPEAN REAL ESTATE SPAIN S.L.U.	Spain	100%
TRETTIOENCORP AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
ISTMAR TEM GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MANHATTAN GAYRIMENKUL YÖNETIMI LIMITED SIRKETI	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
A.KHARKIV 1 LLC	Ukraine	99.9%
A.KHARKIV 2 LLC	Ukraine	99.9%
A.KHARKIV 3 LLC	Ukraine	99.9%
A.KYIV LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC*	Ukraine	100%
OJSC IPODROM	Ukraine	100%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for as at 31 December 2013. OOO Engineerics and Engineerics Ukraine llc are held by Mall Gallery 1Llimited
**	Companies renamed during 2013:

•	Atrium Copernicus Sp. z o.o. previously Galeria Copernicus Toruń Sp. z o.o.

•	Atrium Copernicus 2 Sp. z o.o. previously Galeria Copernicus Toruń 2 Sp. z o.o.

•	Atrium Dominikanska Sp. z o.o. previously Atrium Poland 3 Sp. z o.o.

•	Atrium Gdańsk 3 Sp. z o.o. previously Euro Mall Polska XX Sp. z o.o.

•	Atrium Kalisz 2 Sp. z o.o. previously Progres 77 Sp. z o.o.

•	Atrium Promenada Sp. z o.o. previously MD Poland I Sp. z o.o.

***	IlwroJoint Venture Sp. z o.o was mergen into Atrium Dominikanska Sp. z o.o .in December 2013

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at the foreign exchange rate prevailing as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as at the reporting date are translated into the functional currency at the foreign exchange rate prevailing as at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing as at the dates the fair values are determined.

Foreign currency exchange gains and losses resulting from the settlement of foreign currency transactions and balances and from the translation at year-end exchange rates are recognised in the consolidated income statement.

Foreign operations

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency that differ from the presentation currency are translated into euros at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of the statement of financial position and the consolidated income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the consolidated income statement as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is attributed to non-controlling interest. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to the consolidated income statement. If the foreign operation is a non-wholly owned subsidiary then the relevant proportion of the translation difference is allocated to non-controlling interests. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing investments are initially measured at cost, including costs directly attributable to the acquisition and, after initial recognition, they are measured at fair value. The fair values of all standing investments were determined based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle. Both are external, independent, international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”). For further details see notes 1.4 and 1.36.

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When technical improvements or extensions are constructed or added to an existing standing investment, the property will continue to be classified as a standing investment, which is measured at fair value.

Subsequent expenditures are capitalised to the property only if it is probable that the cash outflow will produce future economic benefits and the cost can be measured reliably. The day to day maintenance costs are expensed to the consolidated income statement.

Any gain or loss arising from a change in the fair value of standing investments is recognised in the consolidated income statement under the caption “Revaluation of investment properties”. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euros using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the standing investments in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. Developments and land are initially recognised at cost which includes directly attributable expenditures and subsequently at fair value with any change therein recognised in the consolidated income statement.

All costs directly associated with the purchase and development of a property and all subsequent capital expenditure that adds to, replaces part of or services the property are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the Group’s average rate.

The commencement of development with a plan or a prior agreement to sell represents a change in use and accordingly the project is transferred from developments to inventories. The development’s deemed cost shall be its fair value at the date of change in use.

The fair value of most of the developments and land as at 31 December 2013 was determined based on valuations received from Cushman & Wakefield, an external, independent, international valuation company. Approximately 32% (2012: 11%) was valued internally. For further details see note 1.5 and 1.36.

Any gain or loss arising from a change in fair value of development and land is recognised in the consolidated income statement under the caption “Revaluation of investment properties”. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is

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ATRIUM EUROPEAN REAL ESTATE LIMITED

converted into euros using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the development and land in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Inventory

Inventory developed for sale is recorded at the lower of cost and estimated net realisable value. The inventory is reviewed for impairment on each reporting date. An impairment loss is recognised in net income when the carrying value of the property exceeds its net realisable value. Net realisable value is based on projections of future cash flows. The inventory is presented separately on the consolidated statement of financial position as current assets.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the expected useful life of the assets, which is usually between five and ten years, taking into account the expected residual value at the end of the useful life.

Depreciation is charged on the asset from the date that it is available for use, for the entire useful life of the asset or until the date of its disposal.

Goodwill

Goodwill initially represents the excess of the aggregate of the cost of the acquisition and any non-controlling interests over the fair value of the Group’s share of the identifiable net assets acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually or whenever there is an indication that assets may be impaired.

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are determined on the basis of the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered a goodwill impairment loss.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Impairment losses are recognised immediately in the consolidated income statement. Impairment losses in respect of goodwill are not reversed.

Intangible assets

Intangible assets are defined as identifiable, non-monetary assets without physical substance, which are expected to generate future economic benefits. Intangible assets include assets with an estimated useful life greater than one year and, for the Group, primarily comprise software.

Intangible assets that are acquired by the Group are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation of intangible assets is recorded on a straight line basis over their estimated useful lives. The useful lives of the assets are usually between four and ten years.

Amortisation is charged on an asset from the date it is available for use to the date of its disposal.

Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there must be a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases on the initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and is presented separately in the statement of financial position as assets classified as held for sale.

Financial instruments

Financial assets are recognised in the statement of financial position when the group becomes a party to the contractual conditions of the instrument. All financial assets are recognised initially at fair value plus transaction costs, with the exception of financial assets classified at fair value through profit or loss presented at fair value.

The Group’s financial assets are classified as loans and receivables and consist of cash and cash equivalents, loans, receivables from tenants and other receivables with fixed or determinable payments that are not quoted in an active market.

Subsequent to initial recognition, loans and receivables are measured at amortised cost, using the effective interest method, less impairment.

Financial liabilities are classified as financial liabilities at fair value through profit or loss or as other financial liabilities.

•	Financial liabilities at fair value through profit or loss include derivatives as detailed below. Financial liabilities at fair value through profit or loss are presented at fair value. Any profit or loss deriving from changes in fair value is recognised in the consolidated income statement. For further details see note 1.19

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ATRIUM EUROPEAN REAL ESTATE LIMITED

•	Other financial liabilities in the Group include borrowings, financial leases, other long term liabilities, trade and other payables, payables related in acquisitions and accrued expenditures.

Other financial liabilities are initially recognised at fair value after the deduction of transactions costs. Subsequent to initial recognition, other financial liabilities are measured on the basis of amortised cost, with financing costs recorded in the consolidated income statement on the basis of the effective interest method.

Other than as described in note 1.36, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortised cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.1 million (31 December 2012: €8.1 million) were impaired to reflect the recoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Financial Derivatives and hedge accounting

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an on-going basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; any attributable transaction costs are recognised in the consolidated income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the consolidated income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the consolidated income statement.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Impairment

At each reporting date, Group executive management reviews the carrying amount of the Group’s assets, other than investment properties measured at fair value, goodwill and deferred tax assets, to determine whether there is any objective evidence that it is impaired. An asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers or economic conditions that correlate with defaults. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the consolidated income statement immediately.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Stated capital

The stated capital account consists of the proceeds received and receivable by Atrium from the issue of its ordinary shares, net of direct issue costs.

Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared. Dividends declared during the period have been presented as a reduction in the stated capital of Atrium.

Share based payments

Atrium operates Employee Share Option Plans (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The cost of the ESOP is measured at the fair value of the options granted at the grant date.

The cost of the ESOP is recognised in the consolidated income statement, together with a corresponding increase in equity, over the period in which the service conditions are satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense, recognised for the ESOP at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested.

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Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the consolidated income statement using the effective interest method.

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the consolidated income statement.

Provisions

A provision is recognised when the Group has a legal or constructive obligation as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Liabilities from leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

At the commencement of the lease term, the leased assets held are measured at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. standing investments and developments and land – at fair value; property, plant and equipment – costs less accumulated depreciation and accumulated impairment losses). The corresponding liability is included in the statement of financial position as a finance lease obligation. The lease payments are apportioned between finance charges and the reduction of the outstanding lease liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Revenue recognition

Revenues are recognised in the consolidated income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income from operating leases is recognised on a straight line basis over the lease term.

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Net result on disposals of properties

The net result on disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Interest income, interest expense and other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses, net profit or loss from bond buybacks and the impairment of financial instruments.

Taxation

General

Expenses in respect of taxes on income include all current taxes, as well as the total change in deferred tax balances, except for deferred taxes arising from transactions or events which are applied directly to equity or to comprehensive income. The tax results deriving from a transaction or event recognised directly in equity or in other comprehensive income are also charged directly to equity or to other comprehensive income.

Current tax

Current tax expenses (benefits) are the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax is recognised in the consolidated income statement.

The taxable profit differs from the net loss or profit as reported in the consolidated income statement due to the inclusion or exclusion of income or expense items that are taxable or deductible in different reporting periods or which are not taxable or deductible.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets or liabilities in the financial statements and their tax base. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted on the reporting date. Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

Deferred tax is recognised in the consolidated income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

A deferred tax asset is recognised on unused tax losses carried forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

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Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Earnings per share

The basic earnings per share is calculated by dividing the earnings attributed to regular company shareholders by a weighted average of the number of regular shares in circulation throughout the reported period.

In order to calculate diluted earnings per share, the earnings attributed to the regular Company shareholders, and the weighted average of the number of shares in circulation, are adjusted on the basis of the influence of all potential regular shares originating from employees options, so long as they lead to dilution relative to the basic profit per share.

Segment reporting

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling items mainly include holding activities and other items that relate to activities other than the standing investment segment and the development segment.

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated on the basis of expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Georgia and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Italy, Luxembourg, the Netherlands, Spain, Sweden, Ukraine and the parent company in Jersey.

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1.4	Standing investments

The current portfolio of standing investments consists of 153 properties (2012: 156); which comprise 22 properties in Poland (2012: 21), 95 properties in the Czech Republic (2012: 98), 3 properties in Slovakia (2012: 3), 7 properties in Russia (2012: 7), 24 properties in Hungary (2012: 25), 1 property in Romania (2012: 1) and 1 property in Latvia (2012: 1).

A roll forward of the total standing investments portfolio is provided in the table below:

Standing investments	2013 €’000	2012 €’000
Balance as at 1 January	2,185,336	2,077,246
Additions - new properties	146,012	—
Additions - technical improvements, extensions	30,811	33,629
Movements - financial leases	4,755	3,861
Transfers from developments and land	877	6,750
Currency translation difference	(18,660)	5,317
Revaluation of standing investments	14,712	58,533
Disposals	(7,679)	—
Balance as at 31 December	2,356,164	2,185,336

In August 2013, the Group completed the acquisition of Galeria Dominikańska shopping centre in Wroclaw, Poland for an agreed asset value of €151.7 million which was revised for accounting purposes to €146.0 million due to IFRS requirements in respect of deferred taxes at initial recognition and transaction costs. The transaction was accounted for as an asset acquisition rather than a business combination as the shopping centre is located in one of our core markets and therefore Atrium has the ability to manage it, even though an external party will continue the day to day management of the centre, working closely alongside Atrium’s in-house team of retail experts. Furthermore, Atrium has the right to make all strategic decisions and all the incumbent directors are now Atrium’s nominees.

In October 2013, the Group completed the acquisition of an additional 1,966 sqm of gross lettable area in Park House Togliatti, in Russia for a consideration of €3.6 million. Pursuant to the acquisition, Atrium increased its ownership of the building by 4.8% to 78%.

During the year, in the Czech Republic the Group completed the sale of two assets and returned one asset (by electing not to exercise a purchase right at expiry of a finance lease) to its lessor. In addition, during 2013, the group sold a warehouse in Hungary. The net gain resulting from these transactions amounted to €0.4 million.

In 2012, the Group completed the acquisition from cinema operator RCH of its holdings in three of our shopping centres in the Russian towns of Volgograd, Togliatti and Yekaterinburg for a total consideration of €9.3 million. RCH also signed new lease agreements whereby it remained a tenant of the Group at these locations.

During the second half of 2012 Atrium finalised two development projects and transferred them from developments and land to standing investments at fair value of €6.8 million. The two projects include a stand alone retail box in Gdynia, Poland, handed over to the tenant Media Markt and Phase II of Atrium Galeria Mosty in Plock, Poland.

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The total value of land leases was €35.8 million as at 31 December 2013 (2012: €31.8 million).

The yield diversification across the Group’s income producing portfolio is stated in the table below:

Standing investments	EPRA Net initial yield (NIY)
	2013	2012
Poland	6.7%	7.0%
Czech Republic	7.6%	7.8%
Slovakia	7.4%	7.5%
Russia	12.3%	12.6%
Hungary	9.1%	8.8%
Romania	8.9%	8.8%
Latvia	5.5%	2.4%
Average	8.1%	8.3%

For information about the fair value of standing investments, see note 1.36.

Fair value of collateral

As at 31 December 2013, the Group had pledged a total of 19 standing investments (2012: 77) with a fair value of €1,208.3 million (2012: €1,365.9 million) and one development and land plot with a fair value of €1.5 million in favour of bondholders and various commercial banks.

Certain assets have been provided as collateral against bonds 2003, bonds 2005 and bank loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments

2013 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	15	872,466	306,954
Czech Republic	2	198,077	113,563
Others*	2	137,730	41,744
Total	19	1,208,273	462,261

2012 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	15	852,576	341,572
Czech Republic	38	301,021	155,974	**
Hungary	20	46,310	—
Others*	4	165,990	46,074
Total	77	1,365,897	543,620

*	In 2013 this represents properties in Slovakia, in 2012 this represents properties in Slovakia and Romania
**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We have presented the total value of the bond against the Czech balance as it represents the majority of the collateral value.

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1.5	Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2012: 36).

Developments and land	2013 €’000	2012 €’000
Balance as at 1 January	538,395	587,351
Additions - cost of land and construction	54,737	26,161
Additions - new properties	28,862	—
Movements - financial leases	2,910	(1,139)
Transfer to inventory	—	(1,744)
Transfer to standing investments	(877)	(6,750)
Disposals	(4,817)	(3,310)
Interest capitalised	799	1,320
Currency translation difference	(374)	—
Revaluation of developments and land	(35,998)	(63,494)
Balance as at 31 December	583,637	538,395

In July 2012, the Group signed definitive contracts with a general contractor for the construction of Atrium Felicity Shopping Centre; our development project in Lublin, Poland. The centre is on target to open on 20 March 2014. The total net incremental costs to complete the project are approximately €24.6 million. In October 2013, the hypermarket component of the project, which was held as an inventory, was sold to a major international food retailer in line with a forward sale agreement concluded in June 2012.

In July 2013, the Group signed agreements with the general contractor for the second phase of the redevelopment of our Atrium Copernicus centre in Torun, Poland. Together with the first phase multi-level car park expansion, the total extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre upon completion. The total net incremental costs to complete the project are approximately €26.5 million.

In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in three companies, which jointly own a land site in Gdansk, Poland. The initial land acquisition had been previously financed by Atrium and was presented as a long term loan to an associate. Post the share acquisitions and the assumption of control, the land including its associated finance lease is now presented at its fair value. Please also refer to note 1.35.

In November 2013, the Group completed a sale of a 5 hectares land plot which was part of its 40 hectares land plot adjacent to Severniy shopping mall in St Petersburg, Russia, for €5.2 million. The land plot was sold to a major international DIY operator. The transaction resulted in a net gain of €0.5 million.

During the second half of 2012, Atrium finalised two developments projects (Gdynia and Phase II of Atrium Galeria Mosty) and transferred them from developments and land to standing investments at fair value of €6.8 million (Please also refer to note 1.4).

For information about the fair value of developments and land, see note 1.36.

The average capitalisation rate used for capitalisation of borrowing costs was 4.0% for the year 2013 (2012: 4.4%).

The total value of land leases was €17.1 million (2012: €15.5 million) as at 31 December 2013.

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1.6	Property, plant and equipment

Property, plant and equipment	2013 €’000	2012 €’000
Cars and motor vehicles	88	114
Office equipment	1,118	899
Other property, plant and equipment	2,196	2,098
Total	3,402	3,111

1.7	Intangible assets and goodwill

Intangible assets and goodwill	2013 €’000	2012 €’000
Intangible assets	7,120	5,458
Goodwill	7,617	11,025
Total	14,737	16,483

Intangible assets relate mainly to software.

	Intangible assets €’000	Goodwill €’000
Cost
Balance at 1 January 2012	4,574	42,561
Additions	2,699	—
Disposals	(300)	—

Balance at 31 December 2012	6,973	42,561
Additions	2,758	—
Disposals	(87)	—
Foreign exchange differences	(21)	—

Balance at 31 December 2013	9,623	42,561

Accumulated depreciation and impairment
Balance at 1 January 2012	(1,238)	(31,086)
Amortisation	(546)	—
Impairment loss	—	(450)
Disposals	268	—

Balance at 31 December 2012	(1,516)	(31,536)
Amortisation	(1,058)	—
Impairment loss	—	(3,408)
Disposals	48	—
Foreign exchange differences	23	—

Balance at 31 December 2013	(2,503)	(34,944)
Carrying amount	7,120	7,617

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Goodwill arose in respect of the following cash generating units:

Cash generating units	2013 €’000	2012 €’000
Hungary	—	3,408
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	7,617	11,025

The Goodwill in Hungary was impaired to reflect its recoverable amount.

1.8	Equity-accounted investee

As at 31 December 2013 the Company owns 63% interest in Mall Gallery 1 Limited (“Mall Gallery”) and measures its investment in Mall Gallery according to the equity method as the Company has no controlling influence. In 2013 the investment was fully impaired to reflect management’s best estimate of its recoverable amount.

1.9	Deferred tax assets

Deferred tax assets 2013	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:

Investment properties	2,863	(5,564)	—	(2,701)
Other assets	(88)	(96)	—	(184)
Liabilities and provisions	4,055	1,432	1,147	6,634
Tax losses carried forward	2,149	2,174	—	4,323
Other	(237)	1,232	—	995
Total deferred tax assets	8,742	(822)	1,147	9,067

The amount of €1.1 million recognised in other comprehensive income relates to the deferred tax on foreign exchange gains of €1.8 million offset by a deferred tax loss on the hedging instrument of €0.6 million.

Deferred tax assets 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(4,269)	7,132	2,863
Other assets	257	(345)	(88)
Liabilities and provisions	5,339	(1,284)	4,055
Tax losses carried forward	387	1,762	2,149
Other	616	(853)	(237)
Total deferred tax assets	2,330	6,412	8,742

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1.10	Loans

Loans	2013 €’000	2012 €’000
Loans to associates	—	42,519
Impairment of loans to associates	—	(14,016)

Loans to third parties	16,751	16,403
Impairment of loans to third parties	(8,594)	(8,255)
Total	8,157	36,651

Amount due within 12 months (included under current assets)	43	59

Amount due after more than 12 months	8,114	36,592

As at 31 December 2012, the loans to associates with a book value of €42.5 million had a fixed interest rate of 6.7% and were impaired to reflect the fair value of the underlying securities. In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in these associates; please also refer to note 1.35.

An unsecured loan to a third party which has a book value of €8.0 million (2012: €8.0 million) as at 31 December 2013, and a variable interest of 3 month EURIBOR plus 150 basis points per annum was impaired to reflect the recoverable amount.

The carrying amount of the loans is approximately equal to their fair value.

1.11	Other assets

Other assets	2013 €’000	2012 €’000
VAT receivables	19,907	26,965
Other	79	38
Total	19,986	27,003

Long term VAT receivables arise primarily from the development of investment properties in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

1.12	Receivables from tenants

Receivables from tenants 2013 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	7,783	(43)	7,740
Overdue 0-30 days	5,212	(1,144)	4,068
Overdue 31-90 days	2,915	(1,432)	1,483
Overdue 91-180 days	2,342	(2,095)	247
Overdue 181-360 days	1,022	(931)	91
Overdue 361 days and more	7,001	(6,857)	144
Total	26,275	(12,502)	13,773

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Receivables from tenants 2012 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term*	7,496	(183)	7,313
Overdue 0-30 days	5,738	(685)	5,053
Overdue 31-90 days	2,709	(1,114)	1,595
Overdue 91-180 days	1,472	(1,138)	334
Overdue 181-360 days	1,702	(1,409)	293
Overdue 361 days and more	6,460	(6,030)	430
Total	25,577	(10,559)	15,018

*	€3.0 million of receivables from tenants as at 31 December 2012 have been reclassified to trade and other payables as this resulted in a more relevant presentation of the nature of these balances.

The description of collateral held as security in relation to tenants is provided in note 1.39 under credit risk.

Allowances for bad debts are calculated on the basis of management’s knowledge of the tenants, business and the market.

The table below provides a reconciliation of changes in allowances during the year:

Allowances for bad debts	2013 €’000	2012 €’000
At 1 January	(10,559)	(12,870)
Release	1,528	5,394
Addition	(3,471)	(3,083)
At 31 December	(12,502)	(10,559)

1.13	Prepayments

Prepayments	2013 €’000	2012 €’000
Prepaid utilities	1,150	1,328
Prepayments for land	14,317	14,317
Other	2,682	2,911
Gross total	18,149	18,556
Impairment of prepayments for land	(6,052)	(6,052)
Total	12,097	12,504

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.14	Other receivables

Other receivables	2013 €’000	2012 €’000
Receivables for sale of standing investment and inventory	3,181	—
Other financial receivables	5,115	2,643
Total financial receivables	8,296	2,643

Other taxes and fees receivable	130	132
VAT receivable	6,158	5,883
Total other non-financial receivables	6,288	6,015

Total	14,584	8,658

1.15	Cash and cash equivalents

At the year end, the Group held cash and cash equivalents to a total amount of €305.6 million (2012: €207.8 million). The Group held cash of €6.3 million (2012: €18.7 million) as backing for guarantees and/or other restricted cash held by various banks on the Group’s behalf.

Additional information to the Consolidated cash flow statement:

Acquisition of subsidiaries during 2013

Acquisition of subsidiaries	2013 €’000
Development and land	28,863
Prepayments	6
Other receivables	10
Long term lease liabilities	(335)
Accrued expenditure	(19)
Other payables	(32)
Cash of subsidiary	51

For further information about these subsidiaries see note 1.35.

Acquisition of subsidiaries net of cash acquired includes also €0.3 million of cash paid for the acquisition of the working capital of Galeria Dominikańska.

Deconsolidated subsidiary as at 31 December 2012:

Deconsolidating of subsidiary	2012 €’000
Property, plant and equipment	231
Other assets	668
Other receivables	1,274
Trade and other payables	(590)
Cash of subsidiary	417

For further information about the subsidiary see note 1.8.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.16	Stated capital

As at 31 December 2013, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2013, the total number of ordinary shares issued was 374,899,934 (2012: 373,388,756 shares), of which 374,888,858 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 11,075 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

Changes in the stated capital account during the year 2013 were as follows:

•	Issue of shares to satisfy the exercise of options of €2.1 million (2012: €0.7 million);

•	Issue of shares in lieu of a director’s and a CEO’s remuneration €0.2 million (2012: €0.3 million);

•	Dividend payments of €78.6 million (2012: €63.4 million).

For the year 2013, the Board of Directors approved a dividend of at least €0.20 per share, payable in quarterly instalments of at least €0.05 per share at the end of each calendar quarter.

In November 2013, the Board of Directors approved a dividend distribution for the fourth quarter of 2013 amounting to €0.06 per share. Additionally, for 2014, the dividend will increase to at least €0.24 per share and will be paid in quarterly instalments of €0.06 per share at the end of each calendar quarter, commencing at the end of the first quarter of 2014 (subject to any legal and regulatory requirements and restrictions of commercial viability).

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in Atrium in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 preceding dealing days) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

1.17	Other reserves

Other reserves of €5.2 million (2012: €9.6 million) comprise equity settled share based payment transactions and hedging reserves.

Share based payments

Details of the employee share option plans of the company

•

In 2009, Atrium established and its shareholders approved an Employee Share Option Plan (“ESOP 2009”), under which the Board of Directors can grant share options to key employees. The total number of options which the Board can grant under the ESOP 2009 is 8,500,000. Each option shall be exercised by the issue of

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a new ordinary share in Atrium to the option holder. The exercise price shall be determined by the Board, and shall be not less than Atrium’s share price on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Options will be generally exercisable in three equal and annual tranches from the date of grant and lapse on the fifth anniversary of the date of grant. In the event that the Company distributes a cash dividend, the exercise price of the options shall be decreased by the amount of the dividend per share. Unexercised options carry no voting rights. No more grants have been approved under the ESOP 2009 as from 23 May 2013.

•	On 23 May 2013, Atrium established and its shareholders approved a new Employee Share Option Plan (“ESOP 2013”), under which the Board of Directors or Compensation and Nominating Committee can grant share options to key employees, executive directors or consultants. The initial number of securities that can be issued on the exercise of options under the ESOP 2013 is limited to options representing 5,000,000 shares. Options must be granted within 10 years of ESOP 2013’s adoption. The exercise price on grant of options shall be the average market value over the 30 dealing days immediately preceding the date of grant unless otherwise determined by the Board of Directors. Options will generally be exercisable in four equal and annual tranches from the date of grant and lapse on the tenth anniversary of the date of grant. Unexercised options carry neither rights to dividends nor voting rights.

The following table shows the movement in ESOP 2009 during the year:

2013	Weighted average exercise price €	Number of share options
As at 1 January	2.98	5,130,959
Granted	4.32	210,000
Exercised (1)	1.58	(1,941,667)
Forfeited	1.13	(259,998)
As at 31 December	3.65	3,139,294

(1)	In respect of options exercised in 2013, the weighted average of the share price was €4.55 as at date of exercising the options.

The following table shows the movement in ESOP 2013 during the year:

2013	Weighted average exercise price €	Number of share options
As at 1 January	—	—
Granted	4.36	3,629,838
As at 31 December	4.36	3,629,838

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ATRIUM EUROPEAN REAL ESTATE LIMITED

The following table shows the movement in ESOP 2009 during 2012:

2012	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.99	5,372,171
Granted	3.63	227,119
Exercised (1)	1.21	(408,333)
Forfeited	0.97	(59,998)
As at 31 December	2.98	5,130,959

(1)	In respect of options exercised in 2012, the weighted average of the share price was €4.05 as at date of exercising the options.

The following table shows the vesting years and weighted average exercise prices of the outstanding options under ESOP 2009 as of 31 December 2013:

Vesting year	Weighted average exercise price of share options €	Number of share options
2011	3.55	376,841
2012	3.77	926,833.
2013	3.71	1,056,834
2014	3.34	378,333
2015	3.47	330,453
2016	4.32	70,000
Total	3.65	3,139,294

The following table shows the vesting years and weighted average exercise prices of the outstanding options under ESOP 2009 as of 31 December 2013:

Vesting year	Weighted average exercise price of share options €	Number of share options
2014	4.36	907,463
2015	4.36	907,460
2016	4.36	907,459
2017	4.36	907,456
Total	4.36	3,629,838

The fair value of options granted during the year:

The fair value of options granted has been estimated using Black-Scholes options valuation model. The weighted average fair values of the options granted in 2013 under the ESOP 2009 and ESOP 2013 were €0.55 and €0.42 per option respectively.

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Significant inputs into the model:

	ESOP 2009	ESOP 2013

Weighted average share price at grant (€)	4.26	4.35
Weighted average exercise price (€)	4.46	4.36
Expected weighted average volatility	24.2%	21.1%
Expected life of the option (in years)	1.9	6.17
Risk free interest rate	0.91%	1.25%
Expected dividend rate	—	4.78%

The expected volatility is based on the historical share price volatility over the past year. The expected life used in the model is based on management’s best estimate regarding the duration of the holding period of the options and the Company’s past experience regarding employee turnover.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. See also note 1.19.

1.18	Borrowings

Borrowings	2013 €’000	2012 €’000
Bonds	499,066	193,958
Bank loans	304,489	343,103
Total	803,555	537,061

The borrowings are repayable as follows:

Borrowings total	2013 €’000	2012 €’000
Due within one year	5,511	74,986
In second year	75,544	6,557
In third to fifth year inclusive	270,290	347,089
After five years	452,210	108,429
Total	803,555	537,061

Bonds

In April 2013, Atrium issued a €350 million unsecured seven year Eurobond (“2013 Bonds”), carrying a 4.0% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating. The Eurobond will mature on 20 April 2020 and the issue price was 99.57%.

The 2013 bonds issued are subject to the following financial covenants: the solvency ratio will not exceed 60%, the secured solvency ratio will not exceed 40%, the consolidated coverage ratio shall not be less than 1.5 and the ratio of unsecured consolidated assets to unsecured consolidated debt shall not be less than 150%; all of which were met throughout the year.

In July 2013, Atrium repaid on maturity €39.2 million bonds issued in 2003.

In 2012, Atrium completed a €50.6 million 2003 bond buy back which resulted in a net loss of €1.5 million.

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2013 Bond/Issue year	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Atrium European Real Estate Limited 2005 (2)	EUR	4.4%**	1.6	2015	40,329	42,194
Atrium European Real Estate Limited 2005 (3)	EUR	4.0%*	3.6	2017	83,280	87,570
Atrium European Real Estate Limited 2005 (4)	CZK	1.8%*	1.6	2015	29,264	29,125
Atrium European Real Estate Limited 2013 (5)	EUR	4.0%	6.4	2020	346,193	347,194
Total/Average		3.9%	5.3		499,066	506,083

2012 Bond/Issue year	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Atrium European Real Estate Limited 2003 (1)	EUR	6.0%	0.6	2013	11,975	12,277
Atrium European Real Estate Limited 2003 (1)	EUR	5.5%	0.6	2013	27,181	27,883
Atrium European Real Estate Limited 2005 (2)	EUR	4.4%	2.6	2015	40,003	42,825
Atrium European Real Estate Limited 2005 (3)	EUR	4.0%	4.7	2017	82,990	87,855
Atrium European Real Estate Limited 2005 (4)	CZK	2.4%	2.6	2015	31,809	31,665
Total/Average		4.1%	3.5		193,958	202,505

(1)	EUR bonds issued in 2003 and matured in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable annually in July, minimum of 5.5% p.a. These bonds were fully repaid together with the final payment of interest in July 2013.
(2)	EUR bonds issued in 2005 and due in 2015, interest rate of 4.35% payable annually in August.
(3)	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360), minimum 4.0% p.a. payable annually in August.
(4)	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable semi-annually in February and in August.
(5)	EUR bonds issued in 2013 and due in 2020, interest rate of 4.0% payable annually in April.

Collateral	Fair value of pledged investment properties 2013 €’000	Fair value of pledged investment properties 2012 €’000
Bond 2003	—	153,460
Bond 2005	440,993	447,223
Total	440,993	600,683

Loans

In September 2013, the Group has completed early repayments of two loans totalling €3.1 million and in November 2013 the Group repaid on maturity a €30 million loan.

In December 2012, an Atrium subsidiary entered into a new loan agreement of €50 million with Berlin-Hannoversche Hypothekenbank AG. During the year ended 31 December 2012, Atrium also completed early repayments of four loans totalling €16.4 million and settled a third party loan of €9.2 million with Bulwer International Inc.

Most of the loans are subject to normal course of business Loan To Value (“LTV”) and Debt Service Coverage Ratio (“DSCR”) covenant tests, all of which were met throughout the year.

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2013

Lender	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7%*	2.4	2016	101,649	101,179
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%	4.0	2017	48,579	49,687
Berlin-Hannoversche Hypothekenbank AG	EUR	4.1%*	7.9	2021	112,517	112,166
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	3.3	2017	28,543	28,869
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	3.3	2017	13,201	13,352
Total/Average		4.0%	4.8		304,489	305,253

2012

Lender	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7%*	3.4	2016	102,831	102,421
Rel Ibis Sp. z.o.o.	EUR	4.0%	0.9	2013	29,938	30,404
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%	5.0	2017	48,793	50,792
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1%*	8.9	2021	113,105	112,700
Erste bank AG	EUR	Euribor+2.75%	2.8	2015	2,360	2,394
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	4.3	2017	30,484	30,921
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	4.3	2017	14,092	14,294
Ceskoslovenska obchodna banka a.s.	EUR	Euribor+1.35%	8.9	2021	1,500	1,452
Total/Average		3.9%	5.3		343,103	345,378

*	Hedged interest rates.

Collateral	Fair value of pledged investment properties 2013 €’000	Fair value of pledged investment properties 2012 €’000
Berlin-Hannoversche Hypothekenbank AG	574,072	549,762
Ceska sporitelna a.s. (mortgaged under finance lease)	277	302
Ceskoslovenska obchodna banka a.s.	—	9,110
Erste Bank AG	—	15,069
Rel Ibis Sp. z o.o.	56,720	55,610
UniCredit Bank Slovakia, a.s.	137,730	136,880
Total	768,799	766,733

For information about the fair value of loans and bonds, see note 1.36.

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1.19	Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges designed to reduce the Group’s cash flow exposure to variable interest rates on certain borrowings.

The IRSs are in a liability position as at 31 December 2013, and have a fair value of approximately €11.8 million (2012: €17.8 million).

The interest rate swaps have quarterly coupons. The floating rate on the IRSs is the 3 month Euribor and the fixed rates are 2.17% and 2.89%.

The payments and receipts for the IRSs occur simultaneously with the interest payments on the loans. The Group settles the difference between the fixed and floating interest amounts for the IRSs on a net basis with the respective counter party. The two swaps mature in 2016 and 2018.

For information about the fair value of the derivatives, see note 1.36.

1.20	Deferred tax liabilities

Deferred tax liabilities 2013	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(134,721)	(20,332)	(168)	(155,221)
Other assets	(70)	813	—	743
Liabilities and provisions	12,445	(4,376)	(542)	7,527
Tax losses carried forward	21,642	12,019	—	33,661
Other	1,929	(201)	—	1,728
Total deferred tax liabilities	(98,775)	(12,077)	(710)	(111,562)

The amount of €0.7 million recognised in other comprehensive income relates to the deferred tax charge on the hedging instrument of €0.5 million and the deferred tax charge on foreign exchange differences which relate to the investment properties of €0.2 million.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Deferred tax liabilities 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(109,064)	(25,775)	118	(134,721)
Other assets	391	(461)	—	(70)
Liabilities and provisions	11,749	(557)	1,253	12,445
Tax losses carried forward	18,717	2,925	—	21,642
Other	1,449	480	—	1,929
Total deferred tax liabilities	(76,758)	(23,388)	1,371	(98,775)

The amounts recognised in other comprehensive income relate to the deferred tax credit on the hedging instrument of €1.3 million and the deferred tax credit on foreign exchange differences which relate to the investment properties of €0.1 million.

1.21	Liabilities from financial leases

The liabilities from financial leases as at 31 December 2013 consist of liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are due as follows:

	2013	2013	2012	2012
	Net present value	Undiscounted lease payments	Net present value	Undiscounted lease payments
Liabilities from financial leases	€’000	€’000	€’000	€’000
Due within one year	7,802	8,237	5,998	6,767
Due within two to five years	17,256	24,494	18,830	26,203
Due after five years	28,784	268,573	28,490	244,138
Total	53,842	301,304	53,318	277,108

Amount due within 12 months	7,802	8,237	5,998	6,767
Amount due after more than 12 months	46,040	293,067	47,320	270,341

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements; Atrium Promenada, in Poland, with a net present value (“NPV”) of €14.5 million (2012: €14.7 million) and Kazan Park House, in Russia, with a NPV of €11.5 million (2012: €10.7 million). Three of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2012: 4) with a fair value of €5.8 million (2012: €9.4 million).

1.22	Other long term liabilities

Other long term liabilities of €21.5 million (2012: €19.7 million) principally comprise long term deposits from tenants amounting to €21.4 million (2012: €18.9 million), and long term retentions from construction companies.

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1.23	Trade and other payables

Trade and other payables	2013 €’000	2012 €’000
Payables for utilities	1,885	2,251
Payables for consultancy and audit services	292	788
Payables for repairs and maintenance	1,098	907
Payables connected with development/construction	3,696	3,201
Short term liabilities from leasing	7,802	5,998
Short term deposits from tenants*	2,539	2,414
Payables for other services	1,037	1,383
Payable related to acquisitions	—	389
Other	2,181	332
Total other financial payables	20,530	17,663

VAT payables	3,133	2,507
Other taxes and fees payables	2,273	2,905
Deferred revenue	5,922	5,678
Other advance payments from tenants	5,281	6,606
Total other non-financial payables	16,609	17,696

Total	37,139	35,359

*	€3.0 million of receivables from tenants as at 31 December 2012 have been reclassified to trade and other payables as this resulted in a more relevant presentation of the nature of these balances.

1.24	Accrued expenditure

Accrued expenditure	2013 €’000	2012 €’000
Accruals for utilities	1,870	1,272
Accruals for consultancy and audit services	2,423	2,869
Accruals for construction services	12,542	6,292
Accruals for interest	12,166	3,673
Accruals for employee compensation	3,780	3,434
Accruals for taxes	4,200	2,981
Other	5,310	5,610
Total	42,291	26,131

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.25	Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

GRI by country is as follows:

Country	2013 €’000	2013 % of total GRI	2012 €’000	2012 % of total GRI
Poland	78,858	38.8%	73,851	38.2%
Czech Republic	37,641	18.5%	38,629	20.0%
Slovakia	11,258	5.5%	11,248	5.8%
Russia	59,297	29.1%	52,940	27.4%
Hungary	7,752	3.8%	8,567	4.4%
Romania	7,248	3.6%	7,172	3.7%
Latvia	1,401	0.7%	1,068	0.5%
Total	203,455	100%	193,475	100.0%

1.26	Service charge income

Service charge income of €77.0 million (2012: €73.8 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance and is recorded on a gross basis. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

1.27	Net property expenses

Net property expenses	2013 €’000	2012 €’000
Utilities	(30,313)	(29,559)
Security, cleaning & other facility related costs	(11,350)	(11,121)
Real estate tax	(12,775)	(12,492)
Repairs, maintenance and facility management fees	(10,545)	(10,857)
Direct employment costs	(12,072)	(10,724)
Marketing and other consulting	(6,936)	(6,940)
Office related expenses	(639)	(734)
Travel and transport cost	(681)	(646)
Creation of allowance and written off receivables from tenants	(3,427)	(1,559)
Other	(915)	(1,326)
Total	(89,653)	(85,958)

1.28	Other depreciation, amortisation and impairments

Other depreciation, amortisation and impairments	2013 €’000	2012 €’000
Impairments	(4,891)	(450)
Other depreciation and amortisation	(2,075)	(1,385)
Total	(6,966)	(1,835)

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.29	Administrative expenses

Administrative expenses	2013 €’000	2012 €’000
Legal fees	(2,665)	(3,585)
Legacy legal matters	(3,274)	(3,255)
Employee costs	(8,884)	(9,299)
Consultancy and other advisory fees	(3,863)	(4,450)
Audit, audit related and review fees	(1,241)	(1,683)
Expenses related to directors	(631)	(816)
Share based payments	(638)	(1,447)
Other	(4,090)	(4,590)
Total	(25,286)	(29,125)

The Group does not have significant defined benefit pension plans.

1.30	Interest income and interest expenses

Interest income of €2.5 million (2012: €3.9 million) derived mainly from bank deposits and interest on the loans provided to third parties, which was subsequently impaired.

The Group’s interest expense of €31.6 million (2012: €23.1 million) consists of finance expense on bank loans €14.4 million (2012: €13.8 million) and on bonds €18.0 million (2012: €10.6 million). Finance expenses in the amount of €0.8 million (2012: €1.3 million) were capitalised to the development projects, see note 1.5.

1.31	Other financial income and expenses

Other financial income and expenses	2013 €’000	2012 €’000
Foreign currency differences	(5,810)	7,860
Net loss from bond buy backs	—	(1,519)
Impairment of financial instruments	(1,782)	(11,184)
Other financial income/(expenses)	(6,262)	146
Total	(13,854)	(4,697)

1.32	Taxation charge for the year

Taxation charge for the year	2013 €’000	2012 €’000
Corporate income tax current year charge	(1,554)	(2,846)
Deferred tax charge	(12,899)	(16,976)
Adjustments to corporate income tax previous years	(269)	(76)
Income tax charged to the income statement	(14,722)	(19,898)

Income tax on foreign exchange differences credited/(charged) to comprehensive income	1,591	(301)
Income tax on hedging instrument credited/(charged) to comprehensive income	(1,154)	1,672

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ATRIUM EUROPEAN REAL ESTATE LIMITED

The subsidiary companies are subject to taxes for their respective businesses in the countries of their registration at the rates prevailing in those jurisdictions.

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	2013 €’000	2013%	2012 €’000	2012%
Profit before taxation	90,600		116,073
Income tax credit/(charge) using the weighted average applicable tax rates	(3,150)	3.5%	2,237	1.9%
Tax effect of non-taxable income/(non-deductible expenses)	(15,890)		5,008
Tax effect of losses previously not recognised	11,996		7,015
Deferred tax asset not recognised	(8,924)		(33,957)
Tax adjustment of previous years	(269)		(76)
Other	1,515		(125)
Tax charge	(14,722)		(19,898)
Effective tax rate	(16.2%)		(17.1%)

The Group has not recognised deferred tax assets of €143.3 million (2012: €147.5 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. These unrecognised deferred tax assets arose primarily from the negative revaluation of investment properties and, in accordance with local tax legislation, will expire over a number of years, commencing in 2014.

Unrecognised deferred tax assets Country	2013 €’000	2012 €’000
Poland	25,416	14,626
Czech Republic	1,516	1,080
Russia	80,541	84,934
Slovakia	—	33
Hungary	2,241	2,043
Romania	6,336	6,193
Latvia	431	16
Turkey	14,523	11,481
Netherlands	—	6,370
Georgia	—	6,963
Ukraine	6,639	6,686
Cyprus	6,746	6,950
Bulgaria	48	133
Total	144,437	147,508

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ATRIUM EUROPEAN REAL ESTATE LIMITED

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

Corporate income tax rates	2013	2012
Poland	19.0%	19.0%
Czech Republic	19.0%	19.0%
Slovakia	23.0%	19.0%
Russia	20.0%	20.0%
Hungary	10.0%[1]	10.0%[1]
Romania	16.0%	16.0%
Latvia	15.0%	15.0%
Turkey	20.0%	20.0%
Bulgaria	10.0%	10.0%
Cyprus	10.0%	10.0%
Denmark	25.0%	25.0%
Georgia	15.0%	15.0%
Italy	27.5%[2]	27.5%[2]
Jersey	0.0%	0.0%
Netherlands	25.0%[3]	25.0%[3]
Sweden	22.0%	26.3%
Spain	30.0%[4]	30.0%[4]
Ukraine	19.0%	21.0%

1.	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.
2.	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%).
3.	As at 1 January 2011, the rate applying to taxable profits exceeding €0.2 million is 25%. Below this amount a 20% tax rate is applicable to taxable profit.
4.	The regular corporate income tax rate is 30%, however a 25% rate is imposed on profits up to €0.3million and if the annual turnover is less than €10 million.

1.33	Earnings per share

The following table sets forth the computation of earnings per share:

	2013	2012
Profit for the year attributable to the owners of the Company for basic and diluted earnings per share in (€’000)	75,936	98,712
Weighted average number of ordinary shares used in the calculation of basic earnings per share	374,288,340	373,075,076
Adjustments
Options	384,888	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	374,673,228	373,075,076

Basic earnings per share in €cents	20.3	26.4
Diluted earnings per share in €cents	20.3	26.4

The following securities were not included in the diluted earnings per share calculation as the effect would have been anti-dilutive:

Number of shares if exercised	2013	2012
Options	3,629,838	5,130,959

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ATRIUM EUROPEAN REAL ESTATE LIMITED

1.34	Segment reporting

Reportable segments in 2013

	Standing investment segment	Development segment	Reconciling item	Total
For the year ended 31 December 2013	€’000	€’000	€’000	€’000
Gross rental income	203,455	—	—	203,455
Service charge income	77,031	—	—	77,031
Net property expenses	(89,653)	—	—	(89,653)
Net rental income	190,833	—	—	190,833

Net result on disposals	432	944	—	1,376
Cost connected with developments	—	(5,146)	—	(5,146)
Revaluation of investment properties	14,712	(35,998)	—	(21,286)
Other depreciation, amortisation and impairments	(5,027)	—	(1,939)	(6,966)
Administrative expenses	(11,341)	(1,226)	(12,719)	(25,286)
Net operating profit/(loss)	189,609	(41,426)	(14,658)	133,525

Interest income	210	120	2,175	2,505
Interest expense	(29,975)	(1,599)	(2)	(31,576)
Other financial income/(expenses)	(15,134)	3,179	(1,899)	(13,854)
Profit/loss before taxation for the year	144,710	(39,726)	(14,384)	90,600

Taxation credit/(charge) for the year	(13,177)	(1,424)	(121)	(14,722)
Profit/(loss) after taxation for the year	131,533	(41,150)	(14,505)	75,878

Investment properties	2,356,164	583,637	—	2,939,801
Additions to investment properties	176,823	84,398	—	261,221
Segment assets	2,427,303	623,985	292,918 *	3,344,206
Segment liabilities	783,019	82,202	211,696	1,076,917

*	The amount mainly relates to cash and cash equivalents.

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Reportable segments in 2012

	Standing investment segment	Development segment	Reconciling item	Total
For the year ended 31 December 2012	€’000	€’000	€’000	€’000
Gross rental income	193,475	—	—	193,475
Service charge income	73,762	—	—	73,762
Net properties expenses	(85,958)	—	—	(85,958)
Net rental income	181,279	—	—	181,279

Net result on disposals	427	366	—	793
Cost connected with developments	—	(6,161)	—	(6,161)
Revaluation of investment properties	58,533	(63,494)	—	(4,961)
Other depreciation, amortisation and impairments	(1,430)	—	(405)	(1,835)
Administrative expenses	(11,278)	(1,081)	(16,766)	(29,125)
Net operating profit/(loss)	227,531	(70,370)	(17,171)	139,990

Interest income	219	19	3,645	3,883
Interest expense	(22,363)	(735)	(5)	(23,103)
Other financial income/(expenses)	(6,899)	8,732	(6,530)	(4,697)
Profit/ (loss) before taxation of the year	198,488	(62,354)	(20,061)	116,073

Taxation credit/(charge) for the year	(19,272)	562	(1,188)	(19,898)
Profit/(loss) after taxation for the year	179,216	(61,792)	(21,249)	96,175

Investment properties	2,185,336	538,395	—	2,723,731
Additions to investment properties	40,379	27,481	—	67,860
Segment assets	2,259,685	586,947	218,890 *	3,065,522
Segment liabilities	692,445	83,150	8,555	784,150

*	The amount mainly relates to cash and cash equivalents.

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Geographical segments by business sector in 2013

	Poland				Czech Republic
For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	78,858	—	—	78,858	37,641	—	—	37,641
Service charge income	31,152	—	—	31,152	10,976	—	—	10,976
Net property expenses	(30,857)	—	—	(30,857)	(14,481)	—	—	(14,481)
Net rental income	79,153	—	—	79,153	34,136	—	—	34,136
Net result on disposals	88	349	—	437	401	65	—	466
Cost connected with developments	—	(158)	—	(158)	—	—	—	—
Revaluation of investment properties	16,253	(6,331)	—	9,922	(14,394)	(163)	—	(14,557)
Other depreciation, amortisation and impairments	(814)	—	—	(814)	(357)	—	—	(357)
Administrative expenses	(5,225)	(1,112)	938	(5,399)	(2,562)	(6)	(225)	(2,793)
Net operating profit/(loss)	89,455	(7,252)	938	83,141	17,224	(104)	(225)	16,895
Interest income	134	76	3	213	20	0	—	20
Interest expense	(15,124)	(230)	(2)	(15,356)	(6,322)	(7)	—	(6,329)
Other financial income/(expenses)	(2,209)	(57)	(9)	(2,275)	(12,677)	—	(118)	(12,795)
Profit/(loss) before taxation	72,256	(7,463)	930	65,723	(1,755)	(111)	(343)	(2,209)
Taxation credit/(charge) for the year	(7,427)	(447)	(15)	(7,889)	1,267	—	(109)	1,158
Profit/(loss) after taxation for the year	64,829	(7,910)	915	57,834	(488)	(111)	(452)	(1,051)
Investment properties	1,206,716	218,127	—	1,424,843	411,484	4,005	—	415,489
Additions to investment properties	159,500	80,770	—	240,270	4,601	816	—	5,417
Segment assets	1,236,335	226,465	4,462	1,467,262	430,459	4,007	827	435,293
Segment liabilities	464,640	26,848	17	491,505	153,482	193	—	153,675

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	Slovakia				Russia
For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	11,258	—	—	11,258	59,297	—	—	59,297
Service charge income	5,718	—	—	5,718	22,789	—	—	22,789
Net property expenses	(5,889)	—	—	(5,889)	(29,108)	—	—	(29,108)
Net rental income	11,087	—	—	11,087	52,978	—	—	52,978
Net result disposals	—	—	—	—	—	530	—	530
Cost connected with developments	—	—	—	—	—	(2,574)	—	(2,574)
Revaluation of investment properties	(1,071)	—	—	(1,071)	37,190	(17,157)	—	20,033
Other depreciation, amortisation and impairments	(189)	—	—	(189)	(98)	—	—	(98)
Administrative expenses	(862)	—	50	(812)	(1,643)	52	455	(1,136)
Net operating profit/(loss)	8,965	—	50	9,015	88,427	(19,149)	455	69,733
Interest income					24	3	—	27
Interest expense	(2,280)	—	—	(2,280)	(4,661)	(401)	—	(5,062)
Other financial income/(expenses)	(37)	—	(2)	(39)	(618)	8,384	61	7,827
Profit/(loss) before taxation	6,648	—	48	6,696	83,172	(11,163)	516	72,525
Taxation credit/(charge) for the year	(577)	—	(20)	(597)	(8,463)	(3)	150	(8,316)
Profit/(loss) after taxation for the year	6,071	—	28	6,099	74,709	(11,166)	666	64,209
Investment properties	147,260	55	—	147,315	443,424	128,373	—	571,797
Additions to investment properties	2,341	—	—	2,341	8,368	2,594	—	10,962
Segment assets	151,604	57	756	152,417	455,862	132,509	3,250	591,621
Segment liabilities	64,994	86	—	65,080	83,923	27,416	302	111,641

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	Hungary				Romania
For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	7,752	—	—	7,752	7,248	—	—	7,248
Service charge income	3,200	—	—	3,200	2,204	—	—	2,204
Net property expenses	(4,546)	—	—	(4,546)	(3,021)	—	—	(3,021)
Net rental income	6,406	—	—	6,406	6,431	—	—	6,431
Net result on disposals	(57)	—	—	(57)	—	—	—	—
Cost connected with developments	—	—	—	—	—	(86)	—	(86)
Revaluation of investment properties	(13,239)	—	—	(13,239)	(6,167)	(1,773)	—	(7,940)
Other depreciation, amortisation and impairments	(3,520)	—	—	(3,520)	(49)	—	—	(49)
Administrative expenses	(442)	—	(81)	(523)	(545)	(3)	3	(545)
Net operating profit/(loss)	(10,852)	—	(81)	(10,933)	(330)	(1,862)	3	(2,189)
Interest income	23	—	(8)	15	9	—	—	9
Interest expense	(405)	—	—	(405)	(823)	(120)	—	(943)
Other financial income /(expenses)	308	—	(5)	303	78	36	(14)	100
Profit/(loss) before taxation	(10,926)	—	(94)	(11,020)	(1,066)	(1,946)	(11)	(3,023)
Taxation credit/(charge) for the year	745	—	(3)	742	671	—	(8)	663
Profit/(loss) after taxation for the year	(10,181)	—	(97)	(10,278)	(395)	(1,946)	(19)	(2,360)
Investment properties	70,670	—	—	70,670	65,220	10,400	—	75,620
Additions to investment properties	1,225	—	—	1,225	687	—	—	687
Segment assets	73,893	—	636	74,529	67,265	10,690	243	78,198
Segment liabilities	7,224	—	—	7,224	5,758	3,013	95	8,866

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	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	1,401	—	—	1,401	—	—	—	—
Service charge income	992	—	—	992	—	—	—	—
Net property expenses	(1,751)	—	—	(1,751)	—	—	—	—
Net rental income	642	—	—	642	—	—	—	—
Net result on disposals	—	—	—	—	—	—	—	—
Cost connected with developments	—	—	—	—	—	(1,271)	—	(1,271)
Revaluation of investment properties	(3,860)	—	—	(3,860)	—	(10,574)	—	(10,574)
Other depreciation, amortisation and impairments	—	—	—	—	—	—	(43)	(43)
Administrative expenses	(62)	—	7	(55)	—	(157)	(70)	(227)
Net operating profit/(loss)	(3,280)	—	7	(3,273)	—	(12,002)	(113)	(12,115)
Interest income	—	—	—	—	—	41	—	41
Interest expense	(360)	—	—	(360)	—	(841)	—	(841)
Other financial income /(expenses)	21	—	—	21	—	(5,184)	23	(5,161)
Profit/(loss) before taxation	(3,619)	—	7	(3,612)	—	(17,986)	(90)	(18,076)
Taxation credit/(charge) for the year	607	—	—	607	—	(974)	—	(974)
Profit/(loss) after taxation for the year	(3,012)	—	7	(3,005)	—	(18,960)	(90)	(19,050)
Investment properties	11,390	—	—	11,390	—	222,677	—	222,677
Additions to investment properties	101	—	—	101	—	218	—	218
Segment assets	11,885	—	11	11,896	—	250,257	70	250,328
Segment liabilities	2,998	—	34	3,032	—	24,646	—	24,646

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	Reconciling
For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on disposals	—	—	—	—
Cost connected with developments	—	(1,057)	—	(1,057)
Revaluation of investment properties
Other depreciation, amortisation and impairments	—	—	(1,896)	(1,896)
Administrative expenses	—	—	(13,796)	(13,796)
Net operating profit/(loss)	—	(1,057)	(15,692)	(16,749)
Interest income	—	—	2,180	2,180
Interest expense	—	—	—	—
Other financial income/(expenses)	—	—	(1,835)	(1,835)
Profit/(loss) before taxation	—	(1,057)	(15,347)	(16,404)
Taxation credit/(charge) for the year	—	—	(116)	(116)
Profit/(loss) after taxation for the year	—	(1,057)	(15,463)	(16,520)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	282,663	282,662
Segment liabilities	—	—	211,248	211,248

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Geographical segments by business sector in 2012

	Poland				Czech Republic
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	73,851	—	—	73,851	38,629	—	—	38,629
Service charge income	27,949	—	—	27,949	11,424	—	—	11,424
Net property expenses	(28,223)	—	—	(28,223)	(15,036)	—	—	(15,036)
Net rental income	73,577	—	—	73,577	35,017	—	—	35,017
Net result on disposals	427	(24)	—	403	—	—	—	—
Cost connected with developments	—	109	—	109	—	—	—	—
Revaluation of investment properties	25,681	(11,677)	—	14,004	59	2,433	—	2,492
Other depreciation, amortisation and impairments	(222)	—	—	(222)	(263)	—	—	(263)
Administrative expenses	(4,939)	(226)	513	(4,652)	(3,086)	(11)	146	(2,951)
Net operating profit/( loss)	94,524	(11,818)	513	83,219	31,727	2,422	146	34,295
Interest income	108	9	9	126	58	—	—	58
Interest expense	(10,016)	(186)	—	(10,202)	(6,441)	(5)	—	(6,446)
Other financial income /(expenses)	(4,489)	(235)	(100)	(4,824)	(1,097)	(3)	(5)	(1,105)
Profit/(loss) before taxation	80,127	(12,230)	422	68,319	24,247	2,414	141	26,802
Taxation credit/(charge) for the year	(7,084)	174	(135)	(7,045)	(3,873)	(12)	(376)	(4,261)
Profit/(loss) after taxation for the year	73,043	(12,056)	287	61,274	20,374	2,402	(235)	22,541
Investment properties	1,030,350	143,125	—	1,173,475	445,901	4,776	—	450,677
Additions to investment properties	14,785	23,018	—	37,803	5,164	425	—	5,589
Segment assets	1,059,616	153,154	2,657	1,215,427	458,890	4,783	1,071	464,744
Segment liabilities	343,680	23,249	27	366,956	173,808	251	—	174,059

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	Slovakia				Russia
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	11,248	—	—	11,248	52,940	—	—	52,940
Service charge income	5,703	—	—	5,703	22,157	—	—	22,157
Net property expenses	(5,803)	—	—	(5,803)	(27,408)	—	—	(27,408)
Net rental income	11,148	—	—	11,148	47,689	—	—	47,689
Net result on disposals	—	—	—	—	—	377	—	377
Cost connected with developments	—	—	—	—	—	(3,307)	—	(3,307)
Revaluation of investment properties	6,593	(13)	—	6,580	37,523	(38,028)	—	(505)
Other depreciation, amortisation and impairments	(214)	—	—	(214)	(88)	—	—	(88)
Administrative expenses	(754)	(1)	50	(705)	(1,450)	(618)	(101)	(2,169)
Net operating profit/(loss)	16,773	(14)	50	16,809	83,674	(41,576)	(101)	41,997
Interest income	1	—	—	1	27	3	—	30
Interest expense	(1,727)	—	—	(1,727)	(3,104)	(151)	—	(3,255)
Other financial income /(expenses)	(34)	—	(3)	(37)	(889)	1,371	(63)	419
Profit/(loss) before taxation	15,013	(14)	47	15,046	79,708	(40,353)	(164)	39,191
Taxation credit/(charge) for the year	(3,274)	(2)	(70)	(3,346)	(5,155)	42	(301)	(5,414)
Profit/(loss) after taxation for the year	11,739	(16)	(23)	11,700	74,553	(40,311)	(465)	33,777
Investment properties	145,990	54	—	146,044	394,375	145,230	—	539,605
Additions to investment properties	1,320	13	—	1,333	16,962	3,884	—	20,846
Segment assets	151,421	56	653	152,130	412,614	149,953	3,085	565,652
Segment liabilities	64,964	51	—	65,015	87,779	24,113	506	112,398

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	Hungary				Romania
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	8,567	—	—	8,567	7,172	—	—	7,172
Service charge income	3,383	—	—	3,383	2,151	—	—	2,151
Net property expenses	(4,900)	—	—	(4,900)	(2,894)	—	—	(2,894)
Net rental income	7,050	—	—	7,050	6,429	—	—	6,429
Net result on disposals	—	—	—	—	—	—	—	—
Cost connected with developments	—	—	—	—	—	(54)	—	(54)
Revaluation of investment properties	(9,644)	—	—	(9,644)	(1,068)	(9,365)	—	(10,433)
Other depreciation, amortisation and impairments	(559)	—	—	(559)	(58)	—	—	(58)
Administrative expenses	(517)	—	(54)	(571)	(486)	(5)	(73)	(564)
Net operating profit/(loss)	(3,670)	—	(54)	(3,724)	4,817	(9,424)	(73)	(4,680)
Interest income	15	—	1	16	10	—	—	10
Interest expense	(425)	—	—	(425)	(446)	(47)	—	(493)
Other financial income /(expenses)	(363)	—	1	(362)	(5)	(3)	(2)	(10)
Profit/(loss) before taxation	(4,443)	—	(52)	(4,495)	4,376	(9,474)	(75)	(5,173)
Taxation credit for the year	724	—	—	724	—	—	8	8
Profit/(loss) after taxation for the year	(3,719)	—	(52)	(3,771)	4,376	(9,474)	(67)	(5,165)
Investment properties	82,870	—	—	82,870	70,700	12,173	—	82,873
Additions to investment properties	1,529	—	—	1,529	468	—	—	468
Segment assets	90,006	—	478	90,484	71,435	12,464	294	84,193
Segment liabilities	11,011	—	—	11,011	7,154	4,801	55	12,010

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		Latvia			Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	1,068	—	—	1,068	—	—	—	—
Service charge income	995	—	—	995	—	—	—	—
Net property expenses	(1,694)	—	—	(1,694)	—	—	—	—
Net rental income	369	—	—	369	—	—	—	—
Net result on disposals	—	—	—	—	—	13	—	13
Cost connected with developments	—	—	—	—	—	(2,003)	—	(2,003)
Revaluation of investment properties	(611)	—	—	(611)	—	(6,844)	—	(6,844)
Other depreciation, amortisation and impairments	(26)	—	—	(26)	—	—	(29)	(29)
Administrative expenses	(46)	—	(3)	(49)	—	(220)	(386)	(606)
Net operating loss	(314)	—	(3)	(317)	—	(9,054)	(415)	(9,469)
Interest income	—	—	—	—	—	7	—	7
Interest expense	(204)	—	—	(204)	—	(346)	—	(346)
Other financial income /(expenses)	(22)	—	(1)	(23)	—	7,602	2	7,604
Loss before taxation	(540)	—	(4)	(544)	—	(1,791)	(413)	(2,204)
Taxation credit/(charge) for the year	(610)	—	—	(610)	—	360	—	360
Loss after taxation for the year	(1,150)	—	(4)	(1,154)	—	(1,431)	(413)	(1,844)
Investment properties	15,150	—	—	15,150	—	233,037	—	233,037
Additions to investment properties	151	—	—	151	—	141	—	141
Segment assets	15,689	—	54	15,743	—	266,551	102	266,653
Segment liabilities	4,049	—	—	4,049	—	30,685	—	30,685

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	Reconciling
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on disposals	—	—	—	—
Cost connected with developments	—	(906)	—	(906)
Revaluation of investment properties	—	—	—	—
Other depreciation, amortisation and impairments	—	—	(376)	(376)
Administrative expenses	—	—	(16,858)	(16,858)
Net operating loss	—	(906)	(17,234)	(18,140)
Interest income	—	—	3,635	3,635
Interest expense	—	—	(5)	(5)
Other financial expenses	—	—	(6,359)	(6,359)
Loss before taxation	—	(906)	(19,963)	(20,869)
Taxation charge for the year	—	—	(314)	(314)
Loss after taxation for the year	—	(906)	(20,277)	(21,183)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	210,496	210,496
Segment liabilities	—	—	7,967	7, 967

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1.35	Investment in Group undertakings

During the year ended 31 December 2013:

•	In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited which it did not already hold and now owns 100% of this entity and its subsidiaries. The transaction did not result in a change of control. The total consideration paid and transaction costs amounted to €3.4 million.

•	In June 2013, through a two stage agreement, MD CE Holding Limited acquired the remaining 76% of the shares it did not already hold in Euro Mall Polska XVI Sp. z o.o., Euro Mall Polska XIX Sp. z o.o. and Euro Mall Polska XX Sp. z o.o.; consequently it now owns 100% of these entities. The total consideration paid amounted to €2.5 million.

1.36	Fair value

Fair value measurements recognised in the consolidated statement of finance position are categorised using the fair value hierarchy that reflects the significance of the inputs used in determining the fair values:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

The following table shows the assets and liabilities of the group which are presented at fair value in the statement of financial position as at 31 December 2013, including their levels in the fair value hierarchy:

	Note	Level 2 €’000	Level 3 €’000	Fair value as at 31/12/13 €’000
Standing investments	1.4
Poland			1,206,716	1,206,716
Czech Republic			411,484	411,484
Slovakia			147,260	147,260
Russia			443,424	443,424
Hungary			70,670	70,670
Romania			65,220	65,220
Latvia			11,390	11,390
Total standing investments			2,356,164	2,356,164

Developments and land	1.5
Poland			218,127	218,127
Russia			128,373	128,373
Turkey			198,461	198,461
Others			38,676	37,676
Total developments and land			583,637	583,637

Financial liabilities measured at fair value
Interest rate swaps used for hedging	1.19	11,756		11,756

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Investment properties measured at level 3 fair value:

	Standing investments €’000	Developments and land €’000
Balance as at 1 January 2013	2,185,336	538,395

Gains (losses) included in the Income statement
Revaluation of investment properties (Unrealised)	14,712	(35,998)

Additions and Disposals
New Properties	146,012	28,862
Construction, technical improvements and extensions	30,811	54,737
Disposals	(7,679)	(4,817)

Other movements
Movements in financial leases	4,755	2,910
Interest Capitalised	—	799
Currency translation difference	(18,660)	(374)

Transfers from Development and land to Standing Investments	877	(877)

Balance as at 31 December 2013	2,356,164	583,637

A description of the Investment Properties valuation processes:

The policies and procedures for standing investments and developments and land valuations, and appointment of external independent valuation companies, are made with the annual approval of the audit committee.

The criteria for selecting the valuation companies include recognised professional qualifications, reputation and recent experience in the respective locations and categories of the properties being valued. A rotation of the different locations among the valuation companies is performed on a periodic basis.

External valuations of standing investment properties are performed on a quarterly basis at each interim reporting date using the desk top approach. A full update of the valuation is performed only if material changes in net annual rental income occurred during the period or when deemed necessary by management. The valuations of developments and land properties, for interim reporting purposes, are performed internally by the Company’s internal valuation department using the internal methods which are aligned with those used by the external valuation companies. When considered necessary, external valuations are obtained to validate and support the internal valuations of developments and land. At the year-end, all standing investments properties and the majority of developments and land are valued by external valuation companies.

The majority of the significant unobservable inputs are provided by the company’s external, independent, international valuers and reflect the current market assessments, while taking into account each property’s unique characteristics.

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The values of the investment properties are determined based on the valuations received from the external valuation companies and the internal valuations.

Valuation results of the investment properties are presented to the audit committee. This includes a discussion of the changes in the major assumptions used in the valuations, major changes, lack of changes if such are expected and the current economic situation of the market where the properties are located.

The valuation techniques used in measuring the fair value of assets and liabilities of the group which are presented at fair values in the statement of financial position as at 31 December 2013:

Standing investments:

The fair value of standing investments is determined using a Discounted Cash Flow. The Discounted Cash Flow model considers the present value of the net cash flow to be generated from the properties, taking into account the aggregate of the net annual rental income. The expected net cash flows are capitalised using a net yield which reflects the risks inherent in the net cash flows. The yield estimation is derived from the market and considers, among other factors, the country in which the property is located and the risk assessment of the asset. The Group categorise standing investments fair value as level 3 within the fair value hierarchy.

The following table shows the significant unobservable inputs used in the fair value measurement of standing investments for the Discounted Cash Flow method:

Significant unobservable inputs	Range	Weighted average
Estimated rental value[1] (“ERV”)	€1-€233 per sqm per month	€12 per sqm, per month
Equivalent yield	6.0%-15.1%	8.2%

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in ERV (1)	116	2,472.2
Decrease of 5% in ERV (1)	(116)	2,240.2
Increase of 25bp in equivalent yield (2)	(72.3)	2,283.8
Decrease of 25bp in equivalent yield (3)	77.3	2,433.4

(1)	The effect of the increase (decrease) in ERV on the estimated fair value of each country is approximately pro rata their fair value
(2)	The distribution of the estimated decrease (in € millions): Poland-42.4, Czech Republic-12.5, Slovakia-4.7, Russia-8.8, Hungary-1.8, Romania-1.8 and Latvia-0.3
(3)	The distribution of the estimated increase (in € millions): Poland-45.8, Czech Republic-13.3, Slovakia-5.0, Russia-9.2, Hungary-1.8, Romania-1.9 and Latvia-0.3

[1]	The amount at which a property could be leased on the valuation date by a willing lessor to a willing lessee on appropriate lease terms in an arm’s length transaction.

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Development and land:

The fair value of 21% of developments and land was determined using the Comparable method. The Comparable valuation method is based on the sales (offering and listing) prices of similar properties that have recently been transacted in the open market. Sales prices are analysed by applying appropriate units of comparison and are adjusted for differences with the valued property on the basis of elements of comparison, such as location, size of the plot and zoning etc.

The following table shows the significant unobservable input used in the fair value measurement of developments and land for the Comparable method:

Significant unobservable input	Range	Weighted average
Price (1)	€38-€107 per sqm	€74 per sqm

(1)	An outlier price of €586 per sqm of GLA is excluded from the range.

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in price (1)	5.2	129.3
Decrease of 5% in price (1)	(5.2)	118.9

(1)	The effect of the increase (decrease) in price on the estimated fair value of each country is approximately pro rata their fair value

The fair value of the remaining 79% of developments and land was determined using the Residual value method. The residual value method uses the present value of the market value expected to be achieved in the future from the standing investment once it is developed less estimated cost to completion. The rental levels are set at the current market levels capitalised at the net yield which reflects the risks inherent in the net cash flows.

The following table shows the significant unobservable inputs used in the fair value measurement of developments and land for the Residual valuation method:

Significant unobservable inputs	Range	Weighted average
ERV	€4-€24 per sqm, per month	€17 per sqm, per month
Equivalent yield	6%-12%	9.7%
Construction costs	€475-€3,083 per sqm GLA	€1,581 per sqm GLA

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in ERV (1)	79.3	538.8
Decrease of 5% in ERV (1)	(79.3)	380.2
Increase of 25bp in equivalent yield (2)	(41.6)	417.9
Decrease of 25bp in equivalent yield (3)	43.9	503.4
Increase of 5% in expected construction costs (4)	(57.7)	401.8
Decrease of 5% in expected construction costs (4)	57.7	517.2

(1)	The effect of the increase (decrease) in ERV on the estimated fair value of each country is approximately pro rata their fair value
(2)	The distribution of the estimated decrease (in € million): Poland-16.0, Russia-9.1, Turkey-14.3, Others-2.2
(3)	The distribution of the estimated increase (in € million): Poland-17.1, Russia-9.5, Turkey-15, Others-2.3
(4)	The distribution of the estimated increase (decrease) (in € million): Poland-16.0, Russia-17.6, Turkey-20.2, Others-3.9

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Interest rate swaps used for hedging

The swaps are cash flow hedges designed to reduce the Group’s cash flow exposure to variable interest rates on certain borrowings. The swaps are presented at fair value. The Group categorise fair value swaps as level 2 within the fair value hierarchy. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. The inputs used are derived either directly (i.e. as prices) or indirectly (i.e. from prices).

The following table shows the assets and liabilities of the group which are not presented at fair value in the statement of financial position as at 31 December 2013, including their levels in the fair value hierarchy:

	Level	31/12/2013 Net book value €’000	31/12/2013 Fair value €’000	31/12/2012 Net book value €’000	31/12/2012 Fair value €’000
Financial liabilities
Bonds	2	499,066	506,083	193,958	202,505
Bank loans	2	304,489	305,253	343,103	345,378
Total		803,555	811,336	537,061	547,883

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for bonds and loans are categorised within Level 2 of the fair value hierarchy.

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1.37	Categories of financial instruments

The Group distinguishes the following categories of financial instruments:

2013	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term loans	8,114	8,114	—	—
Receivables from tenants	13,773	13,773	—	—
Other receivables	8,296	8,296	—	—
Cash and cash equivalents	305,577	305,577	—	—
Total financial assets	335,760	335,760	—	—

Financial liabilities
Long term borrowings	798,044	—	798,044	—
Derivatives	11,756	—	—	11,756
Long term liabilities from leases	46,040	—	46,040	—
Other long term liabilities	21,537	—	21,537	—
Trade and other payables	20,530	—	20,530	—
Accrued expenditure	42,291	—	42,291	—
Short term borrowings	5,511	—	5,511	—
Total financial liabilities	945,709	—	933,953	11,756

2012	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term loans	36,592	36,592	—	—
Receivables from tenants	15,018	15,018	—	—
Other receivables	2,643	2,643	—	—
Cash and cash equivalents	207,843	207,843	—	—
Total financial assets	262,096	262,096	—	—

Financial liabilities
Long term borrowings	462,075	—	462,075	—
Derivatives	17,828	—	—	17,828
Long term liabilities from leases	47,320	—	47,320	—
Other long term liabilities	19,730	—	19,730	—
Trade and other payables	17,663	—	17,663	—
Accrued expenditure	26,131	—	26,131	—
Short term borrowings	74,986	—	74,986	—
Total financial liabilities	665,733	—	647,905	17,828

The fair values of bonds and loans presented under long term financial liabilities are disclosed in note 1.18 and 1.36. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 1.15.

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1.38	Capital management

The Group manages its capital to provide stability and reduce risk while generating a solid return over the long term to shareholders through improving the capital structure and efficiency of the Group’s balance sheet. The Group’s capital strategy remains unchanged from 2012.

The capital structure of the Group consists of borrowings (as detailed in note 1.18), cash and cash equivalents and the equity.

The capital structure of the Group is reviewed regularly. As part of this review, the cost of capital and the risks associated with each class of capital are considered. Based on the Board of Directors’ decision, the Group manages its capital structure mainly by dividend distributions, debt raising and loan repayments.

Atrium corporate credit rating by S&P and Fitch is BBB-.

For information about loans and bond covenants see note 1.18 and for information about the capital structure of the Group see note 1.16.

1.39	Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. The Group has always applied a conservative funding strategy.

The risk exposures of the Group are constantly assessed and reported to the Board of Directors and full Board meetings are held at least quarterly.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks are commercial, financial, technical and procedural risks. Examples of commercial and financial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are also mitigated by a primary detailed analysis. Furthermore, the Group uses external professionals to deal with procedural actions, project design, project management, construction and other associated matters. Although controls have been implanted to mitigate the development risk, the turbulence on the global real estate markets has required redesign and reconsideration of many of the projects.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

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The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral is represented by deposits from tenants and covers rents of one to three months. In 2013, the Group had secured long term deposits from tenants amounting to €21.4 million (2012: €18.9 million) and short term deposits amounting to €2.5 million
(2012: €2.4 million) and secured bank guarantees.

The table in note 1.12 provides an ageing analysis of receivables from tenants and an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 1.37, represents the maximum credit exposure due to financial assets.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made, a review of the credit ratings of the banking institutions is undertaken and only banks with credit ratings of an investment grade or better are selected.

Liquidity risk

Liquidity within the Group is managed by appropriate liquidity planning and through an adequate financing structure.

The Group’s liquidity requirements arise primarily from the need to fund its development projects, property acquisitions and other capital expenditures, debt servicing costs, property management services and operating expenses. To date, these have been funded through a combination of equity funding, bonds and bank borrowings, and, to a lesser extent, from cash flow from operations (including rental income and service charges).

Liquid funds, comprising cash and cash equivalents as disclosed in note 1.15, amounted to €305.6 million as at 31 December 2013 (2012: €207.8 million). The total net liquid funds calculated as cash and cash equivalents less short term borrowings, amounted to €300.1 million (2012: €132.9 million).

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The following tables analyse the Group’s financial liabilities, including interest payments, based on maturity:

The amounts disclosed in the table are the contractual undiscounted cash flows.

2013	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	815,721	983,234	50,202	107,762	339,005	486,265
Derivatives	11,756	11,817	5,933	4,030	1,854	—
Other liabilities**	118,232	377,684	55,222	9,396	34,042	279,024
Total	945,709	1,372,735	111,357	121,188	374,901	765,289

2012	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	540,734	632,418	99,875	25,329	388,361	118,853
Derivatives	17,828	17,904	5,126	4,837	7,526	415
Other liabilities**	107,171	334,089	45,249	17,156	23,852	247,832
Total	665,733	984,411	150,250	47,322	419,739	367,100

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions,liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis.

Information about the key unobservable inputs used in fair value measurement is disclosed in note 1.36.

Price risk

The Group’s investment properties are valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly available and up to date data relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to price risks resulting from movements in the Group’s asset values that could change significantly during subsequent periods, see also note 1.36. At present, it is not possible to assess with accuracy the extent of such changes.

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Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Investment properties and financial instruments denominated in the Group’s functional currency do not represent a currency risk.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, thus reducing the currency risk.

The Group is mainly financed in EUR. The rents payable to the Group under the various lease agreements with tenants are mainly denominated in EUR. The Group currently has 78% of GRI denominated in EUR (2012: 78%), 10 % in CZK (2012: 11%), 4% in USD (2012: 4%) and 8% in other local currencies (2012: 7%). GRI denominated in USD is mainly generated in Russia. However, the income of most tenants is denominated in the local currency of the relevant country in which they are based. The occupancy cost ratio, which reflects the tenants’ rental cost as a proportion of turnover, can be affected by fluctuations in the euro, the currency in which rent is based or payable, against the relevant local currency in which the tenant generates turnover. Accordingly, a weakening of the local currency against the euro could result in the Group’s properties becoming less attractive, or over-rented. Such fluctuations could also result in these rents becoming unsustainable for the tenants concerned, leading to the respective tenants demanding discounts or even defaulting.

The following tables set out the exposure to foreign currency risk and net exposure to foreign currencies of the Group’s financial assets and liabilities:

2013	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	9,371	(36,654)	(27,283)
HUF	2,296	(1,782)	514
PLN	16,672	(48,622)	(31,950)
RON	1,190	(641)	549
RUB	7,292	(23,415)	(16,123)
TRY	5	(2,812)	(2,807)
LVL	250	(796)	(546)
BGN	12	(53)	(41)
UAH	2	(54)	(52)
GEL	—	(166)	(166)
USD	417	(1,200)	(783)

2012	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	6,290	(43,273)	(36,983)
HUF	3,081	(1,335)	1,746
PLN	42,147	(48,650)	(6,503)
DKK	2	(27)	(25)
RON	722	(322)	400
RUB	7,454	(19,431)	(11,977)
TRY	2	(2,190)	(2,188)
LVL	197	(653)	(456)
BGN	5	(78)	(73)
UAH	—	(31)	(31)
GEL	3	(15)	(12)
USD	886	(1,108)	(222)

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Sensitivity Analysis

The table below indicates how a 10% point strengthening of the currencies stated below against the euro as at 31 December 2013 and 31 December 2012 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. The recording and measurement of foreign currency results is undertaken in accordance with the principles outlined in standard IAS 21.

The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non-financial assets or liabilities.

	2013	2012
	Gain/(Loss)	Gain/(Loss)
	€’000	€’000
CZK	(2,728)	(3,698)
HUF	51	175
PLN	(3,195)	(650)
DKK	—	(3)
RON	55	40
RUB	(1,612)	(1,198)
TRY	(281)	(219)
LVL	(55)	(46)
BGN	(4)	(7)
UAH	(5)	(3)
GEL	(17)	(1)
USD	(78)	(22)

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are mainly hedged by making use of financial derivatives (interest rate swaps), see also note 1.36. As all financial instruments, other than the derivatives, were measured at amortised cost in 2013, there were no value movements due to interest rate risk fluctuations in 2013. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on borrowings bearing variable interest rates. The carrying amount of the borrowings bearing variable interest rates was €154.3 million as at 31 December 2013 (2012: €190.4 million).

Interest rate exposure arising from long term borrowings is analysed on a regular basis. As at 31 December 2013, 81% (2012: 65%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

Numerous general economic factors cause interest rates to fluctuate; in addition, interest rates are highly sensitive to a government’s monetary policy, domestic and international economic and political conditions, the situation in the financial markets and inflation rates. Interest rates on real estate loans are also affected by other factors specific to real estate finance and equity markets, such as changes in real estate values and overall liquidity in the real estate debt and equity markets.

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Increases in interest rates could adversely affect the Group’s ability to finance or refinance additional borrowings, as the availability of financing and refinancing proceeds may be reduced to the extent that income from properties fails to increase sufficiently to maintain debt service coverage.

Sensitivity Analysis

The Group seeks to safeguard its results and cash flow against interest rate fluctuations by using financial derivatives (interest rate swaps) to hedge financial instruments bearing variable interest rates.

As at 31 December 2013 and 31 December 2012, it was estimated that a general increase (decrease) of one percentage point (100 basis points) in interest rates would increase (decrease) the Group’s interest expenses arising from variable interest rate instruments and subsequently decrease (increase) the profit for the year by approximately €1.5 million (2012: €1.9 million).

1.40	Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2013 and 31 December 2012, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

•	Gazit-Globe Ltd (“Gazit-Globe”) which held 149,325,178 shares (2012: 128,908,715 shares) in Atrium, representing approximately 39.8% (2012: 34.5%) of Atrium’s total shares as at 31 December 2013 and;

•	Apollo Global Real Estate (“Apollo”) which held 52,069,621 shares (2012: 72,486,084 shares) in Atrium, representing approximately 13.9% (2012: 19.4%) of Atrium’s total shares as at 31 December 2013.

Gazit-Globe and Apollo jointly held approximately 53.7% (2012: 53.9%) of Atrium’s shares in issue as at 31 December 2013.

In August 2013, Gazit-Globe Ltd. (“Gazit-Globe”) purchased 20,416,463 shares from Apollo Global Real Estate (“Apollo”), representing approximately 5.5% of Atrium’s total shares.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a.	Chaim Katzman, Director and Chairman of the Board of Directors together with family members held 255,000 shares in Atrium as at 31 December 2013 and as at 31 December 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe indirectly held 28,689,624 of Atrium’s shares (2012: 31,429,124 shares), as at 31 December 2013. Together, these direct and indirect holdings represented approximately 7.7% of Atrium’s total shares as at 31 December 2013. In November 2013, the Compensation and Nominating Committee approved the grant of 200,000 options of the ESOP 2013 option plan to Mr. Katzman. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

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b.	Aharon Soffer, Director, through his holding of Gazit-Globe shares, indirectly held 16,989 of Atrium’s shares
(2012: 15,504 shares), as at 31 December 2013. This indirect holding represents approximately 0.005% (2012: 0.004%) of Atrium’s total shares as at 31 December 2013.

c.	Dipak Rastogi retired from the board on 11 November 2013. Through his family trust, he held an indirect investment of 435,755 shares in Atrium as at 31 December 2012; the shares were sold in August 2013.

d.	Joseph Azrack, Director, held 13,831 shares in Atrium and an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2013 and as at 31 December 2012. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 52,069,621 Atrium shares as detailed above.

e.	Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2013 and as at 31 December 2012.

f.	In September 2013, Peter Linneman, Director, elected to receive 2,369 shares in Atrium in lieu of €10,000 of his annual director’s fee. Peter Linneman held 26,629 shares in Atrium as at 31 December 2013 and 24,260 as at 31 December 2012.

g.	Simon Radford, Director, held 11,065 shares in Atrium as at 31 December 2013 and as at 31 December 2012.

h.	In March 2013, the Compensation and Nominating Committee determined employee annual bonus payments for 2012. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €625,000 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 34,958 new shares on 22 April 2013, at €4.539 per share, net of tax. These shares are not subject to any lock-up period.

In April 2013, Rachel Lavine exercised 1,000,000 fully vested employee share options and accordingly received 532,184 new shares, net of tax, as a result of a cashless exercise pursuant to a separate agreement with Atrium in accordance with the terms of ESOP 2009.

In 2013, the Compensation and Nominating Committee approved the following amendments to the employment agreement of Rachel Lavine: a €30,000 increase of her basic salary per annum to €655,000 with effect from 1st April 2013, a grant of 1,600,000 options of the ESOP 2013 option plan and 400,000 allotted shares to be issued over a four year period after 1 August 2013 with one quarter, i.e. one hundred thousand, allotted shares to be issued on the first, second, third and fourth anniversaries of 1 August 2013, provided that Rachel is still employed by the Company at each date of issue.

Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of €550,000 in 2013 (2012: €550,000) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of €0.4 million (2012: €0.2 million) to MGN Icarus Inc, a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and other members of staff for property tours and other business activities.

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In addition, Gazit-Globe reimbursed Atrium for audit expenses of €0.3 million which were paid by Atrium on its behalf
(2012: €0.5 million).

The total remuneration of the non-executive directors arising from their directors’ contracts amounted to €0.5 million for the year 2013 (2012: €0.6 million).

The aggregate annual remuneration paid or payable to the Group Executive Management team for the year ended 31 December 2013, including base salary, annual guaranteed bonus, allowances and benefits was €3.5 million (2012: €3.3 million) (which includes remuneration of three Group Executive Management personnel - Soňa Hýbnerová, Liad Barzilai and Ljudmila Popova - prior to their respective promotions). In addition, the share based payment expenses for the Group Executive Management team amounted to €0.4 million (2012: €0.9 million).

The Group contracted legal services from Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine, amounting to €0.3 million in 2013 (2012: €0.5 million). Amounts were billed on the basis of arm’s length rates for such services.

Atrium has a contract with Aztec Financial Services (Jersey) Limited for the provision of administration and company secretarial services under which it paid fees amounting to €0.3 million in 2013 (2012: €0.2 million). Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

1.41	Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Certificate (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

In 2012, following an investigation, the Jersey Financial Services Commission reconfirmed its conclusions, that the ADC Purchases involved no breach of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong doing.

Atrium is, however, involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 10 March 2014, the latest practicable date prior to authorisation of this report, the aggregate amount claimed in proceedings to which Atrium was then a party in this regard was approximately €14.6 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved. The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the claims. Atrium rejects the claims and is defending them vigorously.

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There are currently criminal investigations pending against Mr. Julius Meinl and others relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various Atrium investors, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into force in 2006, is applicable to Atrium. In any event, Atrium believes a finding of liability on its part would be inappropriate and, accordingly, intends to actively defend itself.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the euro zone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess with accuracy the extent of any such changes.

1.42	Subsequent events

In February 2014, Josip Kardun joined Atrium’s Group Executive Management Team as Chief Operating Officer following the departure of Nils-Christian Hakert who leaves the Group at the end of March. Mr Kardun also acts as Deputy Chief Executive Officer.

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2.	Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

Jersey, Channel Islands

March 11, 2014

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